
13002664

STIFEL

One Company | One Culture

"We think you'll like it here."

2012 Annual Report

Company Description

Stifel Financial Corp. is the holding company for Stifel, Nicolaus & Company, Incorporated, a full-service brokerage and investment banking firm established in 1890 and headquartered in St. Louis, Missouri, as well as other financial services subsidiaries. Stifel clients are primarily served through Stifel, Nicolaus & Company, Incorporated in the U.S., through Stifel Nicolaus Canada Inc. in Canada, through Stifel Nicolaus Europe Limited in the United Kingdom and Europe, and through Keefe, Bruyette & Woods, Inc. in the U.S. and Europe. The Company's broker-dealer affiliates provide securities brokerage, investment banking, trading, investment advisory, and related financial services to individual investors, professional money managers, businesses, and municipalities. Stifel Bank & Trust offers a full range of consumer and commercial lending solutions. Stifel Trust Company, N.A. offers trust and related services.

Statement of Commitment

To Our Associates: current and future, our commitment is to provide an entrepreneurial environment that encourages unconfined, long-term thinking. We seek to reward hard-working team players that devote their energy and attention to client needs. At work, at home, and in their communities, we seek to be their Firm of Choice.

To Our Clients: individual, institutional, corporate, and municipal, our commitment is to listen and consistently deliver innovative financial solutions. Putting the welfare of clients and community first, we strive to be the Advisor of Choice in the industry. Pursuit of excellence and a desire to exceed clients' expectations are the values that empower our Company to achieve this status.

To Our Shareholders: small and large, our commitment is to create value and maximize your return on investment through all market cycles. By achieving the status of Firm of Choice for our professionals and Advisor of Choice for our clients, we are able to deliver value to our shareholders as their Investment of Choice.



Investment of Choice
+
Advisor of Choice
Firm of Choice

Operating Results:

in thousands, except per share amounts	2008	2009	2010	2011	2012
Total Revenues	$888,847	$1,102,870	$1,395,237	$1,441,909	$1,646,033
Net Income	$55,502	$75,798	$1,907	$84,134	$138,573
Earnings Per Diluted Share[1]	$1.32	$1.56	$0.03	$1.33	$2.20
Core Earnings[2]	$71,380	$75,798	$124,760	$113,562	$138,573
Core Earnings Per Diluted Share[1,2]	$1.69	$1.56	$2.16	$1.80	$2.20

Financial Position:

in thousands, except per share amounts	2008	2009	2010	2011	2012
Total Assets	$1,558,145	$3,167,356	$4,213,115	$4,951,900	$6,966,140
Stockholders' Equity	$593,185	$873,446	$1,253,883	$1,302,105	$1,494,661
Book Value Per Share[1]	$15.12	$19.24	$24.42	$25.10	$27.24

[1] *All per share amounts reflect the three-for-two stock splits in April 2011.*

[2] *Core Earnings and Core Earnings Per Diluted Share, non-GAAP measures, represent GAAP net income and GAAP diluted earnings per share adjusted for acquisition-related charges, principally compensation charges related to the acquisition of Thomas Weisel Partners Group, Inc. in 2010 and litigation-related expenses associated with the civil lawsuit and related regulatory investigation in connection with the ongoing matter with five Southeastern Wisconsin school districts in 2011. See Reconciliation of GAAP Net Income to Core Earnings on the inside back cover.*

Total Revenues: In millions


1,600
1,400
1,200
1,000
800
600
400
200
0
08
09
10
11
12

Core Earnings[2]: In millions


140
120
100
80
60
40
20
0
08
09
10
11
12

Core Earnings Per Diluted Share[1,2]


2.25
2
1.75
1.5
1.25
1
.75
.5
.25
0
08
09
10
11
12

Total Assets: In millions


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
08
09
10
11
12

Stockholders' Equity: In millions


1,400
1,200
1,000
800
600
400
200
0
08
09
10
11
12

Book Value Per Share[1]


25
20
15
10
5
0
08
09
10
11
12

Dear Fellow Shareholders, Clients, and Associates:

Ten years ago, the theme of our 2002 Annual Report was "We See Opportunity." We recognized the opportunity existed to be the investment firm of the future, to thrive in each of our business segments, and to grow our firm by capitalizing on market opportunities. The theme we established then remains true today.

Stifel's growth, both organically and through acquisitions, furthers our goal of building the premier investment bank and full-service investment firm. This is evident in our 11 acquisitions since 2005: Legg Mason Capital Markets; MJSK Private Client Group; Ryan Beck & Co.; First Service Financial Company (renamed Stifel Bank & Trust); Butler Wick; 56 UBS Branches; Thomas Weisel Partners; Stone & Youngberg; Miller Buckfire; and Keefe, Bruyette & Woods. Each merger has been accretive to Stifel and retention remains high. Most recently, we announced the intended acquisition of Knight Capital Group's U.S. institutional fixed income sales and trading business and the hiring of their European team. The deal is expected to close in the second quarter of 2013.

Our opportunity in the Global Wealth Management segment is to recruit established financial advisors. In 2012, we hired 152 advisors, bringing our ranks to more than 2,000. In February 2013, we launched our first national television ads on CNBC and Bloomberg TV. Four ads – geared primarily toward financial advisors – are designed to bolster our recruiting efforts while building and reinforcing the Stifel brand among advisors and investors alike. The ads, which can also be viewed at stifel.com, invite advisors to "Join a firm that values YOUR relationships with your clients. Choose Stifel: We think you'll like it here." The overarching branding goal, initiated to coincide with these ads, is to promote Stifel, as opposed to Stifel Financial or Stifel Nicolaus – One Company and One Culture – a powerful combination of the diverse companies and individuals that encompass our brand.

2012 Environment and Milestones

2012 represented Stifel's 17th consecutive year of record net revenues. This is a significant accomplishment, particularly given past market cycles.

The business environment, marked by continued uncertainty in 2012, was further impacted by global growth worries, high unemployment, financial issues in Europe, and the fiscal cliff at the end of the year. Washington gridlock kept investors on the sidelines. Despite these headwinds, the major indices recorded positive gains in 2012, with the Dow Jones up 7%, while the S&P 500 rose 13%, and the NASDAQ increased 16%. The 10-year Treasury closed the year at 1.76%.

While these times are challenging, we maintain a contrarian view toward investing in down cycles. By capitalizing on headwinds in the industry, we are able to take advantage of opportunities for long-term growth. Two such opportunities were presented to us in 2012: Keefe, Bruyette & Woods (KBW) and Miller Buckfire.

On November 5, 2012, we announced our intent to merge with KBW, a premier brand in specialized financial services. This combination creates a dominant financial institutions force in equity research, equity and fixed income sales and trading, and investment banking. We believe that the financial institutions sector is poised to benefit from improving fundamentals and catalysts, which we will be able to leverage across our Global Wealth Management and Capital Markets platforms. We closed the merger with KBW on February 15, 2013, and are very excited about our combined potential and the ability to gain market share in the financial services sector. In connection with the merger, we welcomed Tom Michaud and Michael Zimmerman to our Board of Directors. Tom Michaud spent the last 25 years at KBW, most recently as CEO, and Michael Zimmerman is currently Vice Chairman of the Continental Grain Company after serving in a variety of senior positions in Salomon Brothers' investment banking practice.

After announcing an initial investment in Miller Buckfire in June of 2011, we acquired 100% of the firm on December 20, 2012. Miller Buckfire is a preeminent franchise in restructuring advisory. As we continue to build our investment banking capabilities, bringing our two firms together enables us to efficiently provide capital markets and investment banking services to clients with special financing needs.

2012 Financial Performance

Stifel reported record net revenues of $1.61 billion, a 14% increase from 2011, and record net income of $138.6 million or $2.20 per diluted share. Our record revenues are a reflection of our stable, balanced business model. Our pre-tax income margin of 14% was just shy of our stated goal of 15% across market cycles. The Global Wealth Management segment reported pre-tax operating income of $268.2 million on net revenues of $995.2 million. Within Global Wealth Management, Stifel Bank reported net revenues of $79.9 million, a 38% increase from 2011. The Institutional Group segment generated pre-tax operating income of $96.2 million on net revenues of $618.5 million, a 22% increase from 2011.

2012 was a year of investment at Stifel. During the year, we recruited 152 financial advisors and hired 77 fixed income sales and trading professionals. While our new investments generated revenues of $45.5 million, associated total non-interest expenses of $64.0 million reduced earnings per share by $0.18. This impact was more significant in the first half of the year than the second half. As our investments mature, we expect a resulting contribution to our growth and bottom line.

Our stock performance was flat for the year. This compares to the AMEX Securities Broker-Dealer Index, which gained 13% in 2012. On a longer horizon, Stifel remains the top-performing stock among our peers over the past ten years ending December 31, 2012, up an impressive 760%, while our nearest competitor is up 193% and the S&P is up 62%.

Our capital position is strong, with $7.0 billion in total assets, $1.5 billion in shareholders' equity, and book value per share of $27.24 as of December 31, 2012.

2012 Notable Accomplishments

Global Wealth Management

- Hired 152 financial advisors.
- Total client assets increased 13% to $137.9 billion, and fee-based assets increased 13% to $20.8 billion.
- Opened 18 new branch offices in California, Connecticut, Delaware, Florida, Idaho, Maryland, Massachusetts, Michigan, Missouri, North Carolina, Ohio, Pennsylvania, Tennessee, and Washington.
- Stifel Bank assets increased 60% to $3.65 billion from $2.28 billion in 2011.
- Stifel Bank non-performing assets as a percentage of total assets ended the year at 0.06%.

Institutional Group

- Over 1,300 U.S. companies under coverage, making Stifel the largest provider of U.S. equity research.
- Four equity research analysts won awards in *The Wall Street Journal's* Best on the Street Survey for 2012, with two Stifel analysts recognized as the #1 stock-pickers in their respective industries.
- Stifel's Equity Research Group ranked #3 in *FT/StarMine's* World's Top Analysts Survey, with a total of 14 individual awards. Additionally, Stifel captured three of the top ten overall spots in the earnings estimate accuracy category out of 4,000 analysts.
- Extensive distribution network with a global equity and fixed income sales and trading team.
- Served as a lead or co-manager in 170 equity underwritings in 2012 compared with 123 during 2011.

- Served as a senior or co-manager on 1,068 tax-exempt issues in 2012 compared to 588 in 2011.
- Successfully integrated Stone & Youngberg, capitalizing on their municipal finance and fixed income businesses.
- Ranked #2 by par value in national K-12 education senior managed negotiated bond underwritings, with a #1 ranking in Arizona, California, and Michigan K-12 Education.

Corporate

- Leverage ratio of 3.6x.
- Stifel's market capitalization was $1.76 billion as of December 31, 2012.
- We repurchased 0.4 million shares in 2012, or $11.4 million, at an average price of $30.35. The maximum number of shares authorized under our share repurchase program is 4.0 million.
- We believe we entered 2012 overcapitalized in terms of equity; therefore, we issued $325 million in senior notes comprised of $175 million principal amount 6.70% due 2022 and $150 million principal amount 5.375% also due 2022.

Market Position and Conclusion

Stifel is a growth company unburdened by capital constraints. We have adhered to utilizing a low-leverage business model with conservative risk management. We continually seek out ways to drive revenue growth and generate synergies between our Global Wealth Management and Institutional Group segments.

Our unique market position, situated between the bulge bracket and boutique firms, gives us the scale and stability to offer a full-service platform without being forced to deleverage, raise common equity, or alter our business model. With the expansion of our financial institutions business, the build-out of our fixed income division, and financial advisor growth, we believe we are well positioned to gain market share and increase shareholder value.

With respect to the economic growth, we would simply describe it as tepid. The U.S. economy is in the fourth year of a recovery that has yet to produce a four-quarter growth rate of 3%. Couple this meager economic growth with events such as the Flash Crash and LIBOR manipulation, and the result is shaken investor confidence and risk aversion. This is illustrated by the fact that domestic equity funds experienced net outflows totaling over $500 billion from the beginning of 2008 through 2012.

As of the writing of this letter, the 2013 earnings estimate for the S&P 500 is $110.58, resulting in an earnings yield of 7.11%, while the 10-year Treasury is 1.71%. At the same time, all equity mutual funds have seen year-to-date inflows of $67.5 billion. Looking forward, we expect economic growth to gradually improve and equity inflows to remain positive, which supports our view that equities are undervalued relative to the 10-year Treasury. As such, we are optimistic that the industry environment will also improve and that our investments over the last few years will add to shareholder value.

Once again, we look forward to 2013 and the opportunities it may present. We sincerely thank our shareholders and clients for their support, as well as our associates for their continued commitment to excellence.



Ronald J. Kruszewski
Chairman, President, and Chief Executive Officer



Thomas W. Weisel
Chairman of the Board



Ronald J. Kruszewski
Chairman, President, and Chief Executive Officer



Thomas W. Weisel
Chairman of the Board

Stifel Financial Corp. Board of Directors and Officers

Ronald J. Kruszewski*
Chairman of the Board, President, and Chief Executive Officer

Thomas W. Weisel*
Chairman of the Board

Bruce A. Beda*
Chief Executive Officer
Kilbourn Capital Management, LLC

Michael W. Brown*
Former Vice President and Chief Financial Officer
Microsoft Corporation

Charles A. Dill*
Partner
Two Rivers Associates

John P. Dubinsky*
President and Chief Executive Officer
Westmoreland Associates, LLC
President and Chief Executive Officer
CORTEX

Robert E. Grady*
Partner and Managing Director
Cheyenne Capital Fund

**Director*

Frederick O. Hanser*
Board of Managers
Retired Vice Chairman
St. Louis Cardinals, LLC

Richard J. Himelfarb*
Vice Chairman of the Board
Chairman, Investing Banking

Alton F. Irby III*
Founding Partner
London Bay Capital LLC

Robert E. Lefton*
President and Chief Executive Officer
Psychological Associates, Inc.

Thomas B. Michaud*
President and Chief Executive Officer
Keefe, Bruyette & Woods

Thomas P. Mulroy*
Senior Vice President
Co-Director, Institutional Group

Victor Nesi*
Senior Vice President
Co-Director, Institutional Group

James M. Oates*
Chairman
Hudson Castle Group, Inc.

Ben A. Plotkin*
Vice Chairman of the Board

Kelvin R. Westbrook*
President and Chief Executive Officer
KRW Advisors, LLC

James M. Zemlyak*
Senior Vice President and Chief Financial Officer

Michael J. Zimmerman*
Vice Chairman
Continental Grain Company

Bernard N. Burkemper
Senior Vice President, Treasurer, and Controller

S. Chad Estep
Senior Vice President

David M. Minnick
Senior Vice President, General Counsel, and Corporate Secretary

David D. Sliney
Senior Vice President

Stifel, Nicolaus & Company, Incorporated Board of Directors

Ronald J. Kruszewski
Chairman of the Board and Chief Executive Officer

James M. Zemlyak
Executive Vice President
Chief Operating Officer

Richard J. Himelfarb
Executive Vice President
Chairman, Investment Banking

Michael F. Imhoff
Senior Vice President
Director, Denver Municipal Trading

Thomas R. Kendrick IV
Senior Vice President
Director, Syndicate

Thomas P. Mulroy
Executive Vice President
Co-Director, Institutional Group

J. Joseph Schlafly III
Senior Vice President
Director, Private Markets

David D. Sliney
Senior Vice President
Director, Strategic Planning, Technology, and Operations

Hugo J. Warns III, CFA
Senior Vice President
Director, Equity Research

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number 001-09305

STIFEL FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

43-1273600
(I.R.S. Employer Identification No.)

501 North Broadway, St. Louis, Missouri 63102-2188
(Address of principal executive offices and zip code)

(314) 342-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, $0.15 par value per share	New York Stock Exchange Chicago Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange Chicago Stock Exchange
6.70% Senior Notes Due 2022	New York Stock Exchange
5.375% Senior Notes Due 2022	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 ("the Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if smaller reporting company)
Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, $0.15 par value per share, held by non-affiliates of the registrant as of the close of business on June 30, 2012, was $1.8 billion.[1]

The number of shares outstanding of the registrant's common stock, $0.15 par value per share, as of the close of business on February 22, 2013, was 63,052,892.

[1] In determining this amount, the registrant assumed that the executive officers and directors of the registrant are affiliates of the registrant. Such assumptions shall not be deemed to be conclusive for any other purposes.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the annual meeting of shareholders, to be filed within 120 days of our fiscal year ended December 31, 2012, are incorporated by reference in Part III hereof.

STIFEL FINANCIAL CORP.
TABLE OF CONTENTS

PART I

Certain statements in this report may be considered forward-looking. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements cover, among other things, statements made about general economic, political, regulatory, and market conditions, the investment banking and brokerage industries, our objectives and results, and also may include our belief regarding the effect of various legal proceedings, management expectations, our liquidity and funding sources, counterparty credit risk, or other similar matters. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors discussed below under "Risk Factors" in Item 1A, as well as those discussed in "External Factors Impacting Our Business" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this report.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

ITEM 1. BUSINESS

Stifel Financial Corp. is a Delaware corporation and a financial holding company headquartered in St. Louis. We were organized in 1983. Our principal subsidiary is Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), a full-service retail and institutional brokerage and investment banking firm. Stifel Nicolaus is the successor to a partnership founded in 1890. Our other subsidiaries include Century Securities Associates, Inc. ("CSA"), an independent contractor broker-dealer firm; Stifel Nicolaus Europe Limited ("SNEL"), our European subsidiary; Stifel Nicolaus Canada, Inc. ("SN Canada"), our registered Canadian broker-dealer subsidiary; Stifel Bank & Trust ("Stifel Bank"), a retail and commercial bank; and Stifel Trust Company, N.A. ("Stifel Trust"). Unless the context requires otherwise, the terms "our company," "we," and "our," as used herein, refer to Stifel Financial Corp. and its subsidiaries.

With our century-old operating history, we have built a diversified business serving private clients, institutional investors, and investment banking clients located across the country. Our principal activities are:

- Private client services, including securities transaction and financial planning services;
- Institutional equity and fixed income sales, trading and research, and municipal finance;
- Investment banking services, including mergers and acquisitions, public offerings, and private placements; and
- Retail and commercial banking, including personal and commercial lending programs.

Our core philosophy is based upon a tradition of trust, understanding, and studied advice. We attract and retain experienced professionals by fostering a culture of entrepreneurial, long-term thinking. We provide our private, institutional, and corporate clients quality, personalized service, with the theory that if we place clients' needs first, both our clients and our company will prosper. Our unwavering client and employee focus have earned us a reputation as one of the leading brokerage and investment banking firms off Wall Street.

We have grown our business both organically and through opportunistic acquisitions. Over the past several years, we have grown substantially, primarily by completing and successfully integrating a number of acquisitions, including our acquisition of the capital markets business of Legg Mason ("LM Capital Markets") from Citigroup in December 2005 and the following acquisitions:

- **Ryan Beck Holdings, Inc. ("Ryan Beck") and its wholly owned broker-dealer subsidiary, Ryan Beck & Company, Inc.** – On February 28, 2007, we closed on the acquisition of Ryan Beck, a full-service brokerage and investment banking firm with a strong private client focus, from BankAtlantic Bancorp, Inc.
- **First Service Financial Company ("First Service") and its wholly owned subsidiary, FirstService Bank** – On April 2, 2007, we completed our acquisition of First Service, and its wholly owned subsidiary FirstService Bank, a St. Louis-based Missouri commercial bank. Upon consummation of the acquisition, we became a bank holding company and a financial holding company, subject to the supervision and regulation of The Board of Governors of the Federal Reserve System. Also, FirstService Bank converted its charter from a Missouri bank to a Missouri trust company and changed its name to "Stifel Bank & Trust."
- **Butler, Wick & Co., Inc. ("Butler Wick")** – On December 31, 2008, we closed on the acquisition of Butler Wick, a privately held broker-dealer which specialized in providing financial advice to individuals, municipalities, and corporate clients.
- **UBS Financial Services Inc. ("UBS")** – During the third and fourth quarters of 2009, we acquired 56 branches from the UBS Wealth Management Americas branch network.
- **Thomas Weisel Partners Group, Inc. ("TWPG")** – On July 1, 2010, we acquired TWPG, an investment bank focused principally on the growth sectors of the economy, which generated revenues from three principal sources: investment banking, brokerage, and asset management. The investment banking group was comprised of two primary categories of services: corporate finance and strategic advisory. The brokerage group provides equity sales and trading services to institutional investors and offers brokerage and advisory services to high net worth individuals and corporate clients. The asset management group consists of private investment funds, public equity investment products, and distribution management.
- **Stone & Youngberg LLC ("Stone & Youngberg")** – On October 1, 2011, we acquired Stone & Youngberg, a leading financial services firm specializing in municipal finance and fixed income securities. Stone & Youngberg's comprehensive institutional group expanded our public finance, institutional sales and trading and bond underwriting, particularly in the Arizona and California markets, and expanded our Private Client Group.
- **Miller Buckfire & Co. LLC ("Miller Buckfire")** – On December 20, 2012, we acquired Miller Buckfire, an investment banking firm. Miller Buckfire provides a full range of investment banking advisory services, including financial restructuring, mergers and acquisitions, and debt and equity placements.
- **KBW, Inc. ("KBW")** – On February 15, 2013, we acquired KBW, a leading independent authority in the banking, insurance, brokerage, asset management, mortgage banking, real estate, and specialty finance sectors. KBW maintained industry-leading positions in research, corporate finance, mergers and acquisitions, as well as sales and trading in equities and debt securities of financial services companies.

Business Segments

We operate in the following segments: Global Wealth Management, Institutional Group, and Other. For a discussion of the financial results of our segments, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Segment Analysis."

Narrative Description of Business

As of December 31, 2012, we employed 5,343 associates, including 2,041 financial advisors, of which 151 are independent contractors. As of December 31, 2012, through our broker-dealer subsidiaries, we provide securities-related financial services to approximately 1.3 million client accounts of customers from the United States, Canada, and Europe. Our customers include individuals, corporations, municipalities, and institutions. Although we have customers throughout the United States, our major geographic area of concentration is the Midwest and Mid-Atlantic regions, with a growing presence in the Northeast, Southeast, and Western United States. No single client accounts for a material percentage of any segment of our business. Our inventory, which we believe is of modest size and intended to turn over quickly, exists to facilitate order flow and support the investment strategies of our clients. Although we do not engage in significant proprietary trading for our own account, the inventory of securities held to facilitate customer trades and our market-making activities are sensitive to market movements. Furthermore, our balance sheet is highly liquid, without material holdings of securities that are difficult to value or remarket. We believe that our broad platform, fee-based revenues, and strong distribution network position us well to take advantage of current trends within the financial services sector.

GLOBAL WEALTH MANAGEMENT

We provide securities transaction, brokerage, and investment services to our clients through the consolidated Stifel Nicolaus branch system and through CSA. We have made significant investments in personnel and technology to grow the Private Client Group over the past ten years.

Consolidated Stifel Nicolaus Branch System

At December 31, 2012, the Private Client Group had a network of 1,890 financial advisors located in 307 branch offices in 45 states and the District of Columbia. In addition, we have 151 independent contractors.

Our financial advisors provide a broad range of investments and services, including financial planning services to our clients. We offer equity securities; taxable and tax-exempt fixed income securities, including municipal, corporate, and government agency securities; preferred stock; and unit investment trusts. We also offer a broad range of externally managed fee-based products. In addition, we offer insurance and annuity products and investment company shares through agreements with numerous third-party distributors. We encourage our financial advisors to pursue the products and services that best fit their clients' needs and that they feel most comfortable recommending. Our private clients may choose from a traditional, commission-based structure or fee-based money management programs. In most cases, commissions are charged for sales of investment products to clients based on an established commission schedule. In certain cases, varying discounts may be given based on relevant client or trade factors determined by the financial advisor.

Our independent contractors provide the same types of financial products and services to its private clients as does Stifel Nicolaus. Under their contractual arrangements, these independent contractors may also provide accounting services, real estate brokerage, insurance, or other business activities for their own account. However, all securities transactions must be transacted through CSA. Independent contractors are responsible for all of their direct costs and are paid a larger percentage of commissions to compensate them for their added expenses. CSA is an introducing broker-dealer and, as such, clears its transactions through Stifel Nicolaus.

Customer Financing

Client securities transactions are effected on either a cash or margin basis. When securities are purchased on a margin basis, the customer deposits less than the full cost of the security in their account. We make a loan to the customer for the balance of the purchase price. Such loans are collateralized by the purchased securities. The amounts of the loans are subject to the margin requirements of Regulation T of the Board of Governors of the Federal Reserve System, Financial Industry Regulatory Authority, Inc. ("FINRA") margin requirements, and our internal policies, which usually are more restrictive than Regulation T or FINRA requirements. In permitting customers to purchase securities on margin, we are subject to the risk of a market decline, which could reduce the value of our collateral below the amount of the customers' indebtedness.

We offer securities-based lending through Stifel Bank, which allows clients to borrow money against the value of qualifying securities for any suitable purpose other than purchasing, trading, or carrying marketable securities or refinancing margin debt. We establish approved lines and advance rates against qualifying securities and monitor limits daily and, pursuant to such guidelines, require customers to deposit additional collateral, or reduce debt positions, when necessary. Factors considered in the review of securities-based lending are the amount of the loan, the degree of concentrated or restricted positions, and the overall evaluation of the portfolio to ensure proper diversification, or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies. Underlying collateral for securities-based loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis, and an evaluation of industry concentrations.

Stifel Bank

In April 2007, we completed the acquisition of First Service, a St. Louis-based full-service bank, which now operates as Stifel Bank & Trust and is reported in the Global Wealth Management segment. Since the closing of the bank acquisition, we have grown retail and commercial bank assets from $145.6 million on acquisition date to $3.7 billion at December 31, 2012. Through Stifel Bank, we offer retail and commercial banking services to private and corporate clients, including personal loan programs, such as fixed and variable mortgage loans, home equity lines of credit, personal loans, loans secured by CDs or savings, and securities-based loans, as well as commercial lending programs, such as small business loans, commercial real estate loans, lines of credit, credit cards, term loans, and inventory and receivables financing, in addition to other banking products. We believe Stifel Bank not only helps us serve our private clients more effectively by offering them a broader range of services, but also enables us to better utilize our private client cash balances.

Stifel Trust

During 2011, we received approval from the Office of the Comptroller of the Currency ("OCC") to form a trust company. Stifel Trust provides a wide range of trust, investment, agency, and custodial services for our individual and corporate clients.

INSTITUTIONAL GROUP

The Institutional Group segment includes research, equity and fixed income institutional sales and trading, investment banking, public finance, and syndicate, and consisted of 1,134 employees at December 31, 2012.

Research

Our research department consisted of 207 analysts and support associates who publish research across multiple industry groups and provide our clients with timely, insightful, and actionable research, aimed at improving investment performance.

Institutional Sales and Trading

Our equity sales and trading team distributes our proprietary equity research products and communicates our investment recommendations to our client base of institutional investors, executes equity trades, sells the securities of companies for which we act as an underwriter, and makes a market in domestic securities. In our various sales and trading activities, we take a focused approach on servicing our clients by maintaining inventory to facilitate order flow and support the investment strategies of our institutional fixed income clients, as opposed to seeking trading profits through proprietary trading. Located in various cities in the United States as well as Geneva, London, Madrid, Toronto, and Calgary, our equity sales and trading team, consisting of 199 professionals and support associates, services approximately 2,000 clients globally.

The fixed income institutional sales and trading group consists of 255 professionals and support associates and is comprised of taxable and tax-exempt sales departments. Our institutional sales and trading group executes trades in both tax-exempt and taxable products, with diversification across municipal, corporate, government agency, and mortgage-backed securities.

Investment Banking

Our investment banking activities include the provision of financial advisory services principally with respect to mergers and acquisitions and the execution of public offerings and private placements of debt and equity securities. The investment banking group, consisting of 289 professionals and support associates, focuses on middle-market companies as well as on larger companies in targeted industries where we have particular expertise, which include real estate, financial services, healthcare, aerospace/defense and government services, telecommunications, transportation, energy, business services, consumer services, industrial, technology, and education.

Our public finance group, consisting of 108 professionals and support staff, acts as an underwriter and dealer in bonds issued by states, cities, and other political subdivisions and acts as manager or participant in offerings managed by other firms.

Syndicate

Our syndicate department coordinates marketing, distribution, pricing, and stabilization of our managed equity and debt offerings. In addition, the department coordinates our underwriting participations and selling group opportunities managed by other investment banking firms.

OTHER SEGMENT

The Other segment includes interest income from stock borrow activities, unallocated interest expense, interest income and gains and losses from investments held, compensation expense associated with the deferred compensation plan modification, and all unallocated overhead cost associated with the execution of orders; processing of securities transactions; custody of client securities; receipt, identification, and delivery of funds and securities; compliance with regulatory and legal requirements; internal financial accounting and controls; and general administration and acquisition charges. At December 31, 2012, we employed 694 persons in this segment.

BUSINESS CONTINUITY

We have developed a business continuity plan that is designed to permit continued operation of business-critical functions in the event of disruptions to our St. Louis, Missouri headquarters facility. Several critical business applications are supported by our outside vendors who maintain backup capabilities. We periodically participate in testing these backup facilities. Likewise, the business functions that we run internally can be supported without the St. Louis headquarters through a combination of redundant computer facilities in other east and west coast data centers and from certain branch locations that can connect to our third-party securities processing vendor through its primary or redundant facilities. Systems have been designed so that we can route mission-critical processing activity to alternate locations, which can be staffed with relocated personnel as appropriate.

GROWTH STRATEGY

We believe our strategy for growth will allow us to increase our revenues and to expand our role with clients as a valued partner. In executing our growth strategy, we take advantage of the consolidation among mid-tier firms, which we believe provides us opportunities in our private client and capital markets businesses. We do not create specific growth or business plans for any particular type of acquisition, focus on specific firms, or geographic expansion, nor do we establish quantitative goals, such as intended numbers of new hires or new office openings; however, our corporate philosophy has always been to be in a position to take advantage of opportunities as they arise. We intend to pursue the following strategies with discipline:

- *Further expand our private client footprint in the U.S.* We have expanded the number of our private client branches from 39 at December 31, 1997 to 307 at December 31, 2012, and our branch-based financial advisors from 262 to 1,890 over the same period. In addition, assets under management have grown from $11.7 billion at December 31, 1997 to $137.9 billion at December 31, 2012. Through organic growth and acquisitions, we currently have a strong footprint nationally, concentrated in the Midwest and Mid-Atlantic regions, with a growing presence in the Northeast, Southeast, and Western United States. Over time, we plan to further expand our domestic private client footprint. We plan on achieving this through recruiting experienced financial advisors with established client relationships and continuing to selectively consider acquisition opportunities as they may arise.
- *Further expand our institutional equity business both domestically and internationally.* Our institutional equity business is built upon the premise that high-quality fundamental research is not a commodity. The growth of our business over the last 10 years has been fueled by the effective partnership of our highly rated research and institutional sales and trading teams. We have identified opportunities to expand our research capabilities by taking advantage of market disruptions. As a result, we have grown from 43 analysts covering 513 companies in 2005 to 86 analysts covering over 1,200 companies at December 31, 2012. In addition, as of December 31, 2012, our research department was ranked the second largest research department, as measured by domestic equities under coverage, by StarMine. Our goal is to further monetize our research platform by adding additional institutional sales and trading teams and by placing a greater emphasis on client management.
- *Grow our investment banking business.* By leveraging our industry expertise, our product knowledge, our research platform, our experienced associates, our capital markets strength, our middle-market focus, and our private client network, we intend to grow our investment banking business. With the merger with TWPG in 2010 and our acquisition of Miller Buckfire in 2012, we have accelerated the growth of our investment banking business through expanded industry, product, and geographic coverage, including capital-raising for start-up companies, particularly from the venture community. We believe our position as a mid-tier focused investment bank with broad-based and respected research will allow us to take advantage of opportunities in the middle market and continue to align our investment banking coverage with our research footprint.
- *Focus on asset generation within our Stifel Bank operations and offer retail and commercial banking services to our clients.* We believe the banking services provided through Stifel Bank strengthens our existing client relationships and helps us recruit financial advisors seeking to provide a full range of services to their private clients. We intend to increase the sale of banking products and services to our private and corporate clients.
- *Establishment of Stifel Trust Company N.A.* During 2011, we received approval from the Office of the Comptroller of the Currency ("OCC") to form a Trust Company. Stifel Trust provides a wide range of trust, investment, agency, and custodial services for our individual and corporate clients. We intend to expand our offering of trust services to our private client group clients.
- *Approach acquisition opportunities with discipline.* Over the course of our operating history, we have demonstrated our ability to identify, effect, and integrate attractive acquisition opportunities. We believe the current environment and market dislocation will provide us with the ability to thoughtfully consider acquisitions on an opportunistic basis.

COMPETITION

We compete with other securities firms, some of which offer their customers a broader range of brokerage services, have substantially greater resources, and may have greater operating efficiencies. In addition, we face increasing competition from other financial institutions, such as commercial banks, online service providers, and other companies offering financial services. The Financial Modernization Act, signed into law in late 1999, lifted restrictions on banks and insurance companies, permitting them to provide financial services once dominated by securities firms. In addition, recent consolidation in the financial services industry may lead to increased competition from larger, more diversified organizations.

We rely on the expertise acquired in our market area over our 122-year history, our personnel, and our equity capital to operate in the competitive environment.

REGULATION

Financial Holding Company Regulation

Under U.S. law, we are a bank holding company that has elected to be a financial holding company under the Bank Holding Company Act of 1956, as amended ("BHCA"). Consequently, our company and its business activities are subject to the supervision, examination, and regulation of the Federal Reserve Board. The BHCA and other federal laws subject bank and financial holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. Supervision and regulation of bank holding companies, financial holding companies, and their subsidiaries are intended primarily for the protection of depositors and other clients of banking subsidiaries, the deposit insurance fund of the Federal Deposit Insurance Corporation ("FDIC"), and the banking system as a whole, not for the protection of stockholders or other creditors.

As a financial holding company, we are permitted (1) to engage in other activities that the Federal Reserve Board, working with the Secretary of the Treasury, determines to be financial in nature, incidental to an activity that is financial in nature, or complementary to a financial activity and that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally, or (2) to acquire shares of companies engaged in such activities. We may not, however, directly or indirectly acquire the ownership or control of more than 5% of any class of voting shares, or substantially all of the assets, of a bank holding company or a bank, without the prior approval of the Federal Reserve Board.

In order to maintain our status as a financial holding company, we must remain "well capitalized" and "well managed" under applicable regulations. Failure to meet one or more of the requirements would mean, depending on the requirements not met, that we could not undertake new activities, make acquisitions other than those permitted generally for bank holding companies, or continue certain activities.

Subsidiary Regulation

The securities industry in the United States is subject to extensive regulation under federal and state laws. The Securities and Exchange Commission ("SEC") is the federal agency charged with the administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations ("SRO"), principally FINRA, and the Municipal Securities Rulemaking Board, and securities exchanges. SROs adopt rules (which are subject to approval by the SEC) that govern the industry and conduct periodic examinations of member broker-dealers. Securities firms are also subject to regulation by state securities commissions in the states in which they are registered. A number of changes have been proposed to the rules and regulations that govern our securities business, and other rules and regulations have been adopted, which may result in changes in the way we conduct our business.

As a result of federal and state registration and SRO memberships, broker-dealers are subject to overlapping schemes of regulation that cover all aspects of their securities businesses. Such regulations cover matters including capital requirements; uses and safekeeping of clients' funds; conduct of directors, officers, and employees; recordkeeping and reporting requirements; supervisory and organizational procedures intended to ensure compliance with securities laws and to prevent improper trading on material nonpublic information; employee-related matters, including qualification and licensing of supervisory and sales personnel; limitations on extensions of credit in securities transactions; clearance and settlement procedures; requirements for the registration, underwriting, sale, and distribution of securities; and rules of the SROs designed to promote high standards of commercial honor and just and equitable principles of trade. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, many aspects of the broker-dealer customer relationship are subject to regulation, including, in some instances, "suitability" determinations as to certain customer transactions, limitations on the amounts that may be charged to customers, timing of proprietary trading in relation to customers' trades, and disclosures to customers.

Additional legislation, changes in rules promulgated by the SEC and by SROs, and changes in the interpretation or enforcement of existing laws and rules often directly affect the method of operation and profitability of broker-dealers. The SEC and the SROs conduct regular examinations of our broker-dealer subsidiaries and also initiate targeted and other specific inquiries from time to time, which generally include the investigation of issues involving substantial portions of the securities industry. The SEC and the SROs may conduct administrative proceedings, which can result in censures, fines, suspension, or expulsion of a broker-dealer, its officers, or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets rather than the protection of creditors and stockholders of broker-dealers.

Our U.S. broker-dealer subsidiaries are required by federal law to belong to Securities Investors Protection Corporation ("SIPC"). When the SIPC fund falls below a certain amount, members are required to pay annual assessments to replenish the reserves. If SIPC fund levels become inadequate, certain of our domestic broker-dealer subsidiaries may be required to pay a special assessment.

Stifel Bank is a Missouri State Bank, its deposits are insured by the FDIC up to the maximum authorized limit, and it is subject to regulation by the FDIC, as well as by the Missouri Division of Finance.

Several of our wholly owned subsidiaries, including Missouri Valley Partners, Choice Financial Partners, Inc., Thomas Weisel Capital Management LLC, Thomas Weisel Asset Management LLC, Timberline Asset Management LLC, and Thomas Weisel Global Growth Partners LLC, are registered as investment advisers with the SEC and, therefore, are subject to its regulation and oversight.

Stifel Trust is subject to regulation by the OCC. This regulation focuses on, among other things, ensuring the safety and soundness of Stifel Trust's fiduciary services.

Non-U.S. Regulation

Our non-U.S. subsidiaries are subject to the laws and regulatory authorities of the jurisdictions in which they operate. SN Canada, our registered Canadian broker-dealer subsidiary, is subject to regulation by the securities commissions of Ontario, Quebec, Alberta, British Columbia, Manitoba, Saskatchewan, New Brunswick, and Nova Scotia; is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"); and is a participating organization of the Toronto Stock Exchange, a member of the TSX Venture Exchange, and a dealer with the Canadian National Stock Exchange.

The financial services industry in Canada is subject to comprehensive regulation under both federal and provincial laws. Securities commissions have been established in all provinces and territorial jurisdictions which are charged with the administration of securities laws. Investment dealers in Canada are also subject to regulation by SROs, which are responsible for the enforcement of, and conformity with, securities legislation for their members and have been granted the powers to prescribe their own rules of conduct and financial requirements of members.

SN Canada is required by the IIROC to belong to the Canadian Investors Protection Fund ("CIPF"), whose primary role is investor protection. The CIPF Board of Directors determines the fund size required to meet its coverage obligations and sets a quarterly assessment rate. The CIPF provides protection for securities and cash held in client accounts. This coverage does not protect against market fluctuations.

Our European subsidiary, SNEL, is subject to the regulatory supervision and requirements of the Financial Services Authority ("FSA") in the United Kingdom and several UK securities and futures exchanges, including the London Stock Exchange. The FSA exercises broad supervisory and disciplinary powers that include the power to temporarily or permanently revoke authorization to conduct a regulated business upon breach of the relevant regulations, suspend registered employees, and impose censures and fines on both regulated businesses and their regulated employees. SNEL operates a representative office in Geneva, Switzerland and a branch office in Madrid, Spain through pass-porting the FSA license to these European locations. In addition to the FSA, these offices are subject to the local regulations of their respective jurisdictions.

The Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") was signed into law. The Dodd-Frank Act will have a broad impact on the financial services industry and will impose significant new regulatory and compliance requirements, including the designation of certain financial companies as systemically significant, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Consumer Financial Protection Bureau, the Federal Reserve Board, the OCC, and the FDIC.

The following items provide a brief description of certain provisions of the Dodd-Frank Act that are most relevant to our company.

- *Mortgage Loan Origination and Risk Retention.* The Dodd-Frank Act contains additional regulatory requirements that may affect Stifel Bank's operations and result in increased compliance costs. For example, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks and thrifts, in an effort to require steps to verify a borrower's ability to repay.
- *Proprietary Trading.* The Dodd-Frank Act adopts the so-called "Volcker Rule" which, subject to a transition period and certain exceptions, prohibits a banking entity from engaging in "proprietary trading," which is defined as engaging as principal for the "trading account" of the banking entity in securities or other instruments as determined by federal regulators. Certain forms of proprietary trading may qualify as "permitted activities," and thus not be subject to the ban on proprietary trading, such as "market-making-related activities," "risk-mitigating hedging activities," and trading in U.S. government or agency obligations, certain other U.S., state or municipal obligations, and the obligations of Fannie Mae, Freddie Mac, or Ginnie Mae. After the transition period, the Volcker Rule prohibitions and restrictions will apply to banking entities, including our company, unless an exception applies. The scope of the Volcker Rule will be more fully defined and implemented over a multi-year period through rulemakings by several federal agencies. As such, we cannot fully assess the impact of the Volcker Rule on our business until final rules and regulations are adopted.
- *Swaps and Derivatives.* The Dodd-Frank Act requires new regulations for the over-the-counter derivatives market, including requirements for clearing, exchange trading, capital, margin, and reporting. In addition, certain swaps and derivatives activities are required to be "pushed out" of insured depository institutions and conducted in non-bank affiliates. Rulemaking will also require certain persons to register as a "major swap participant" or a "swap dealer" and will further clarify what swaps are required to be centrally cleared and settled. Rules will also be issued to enhance the oversight of payment, clearing, and settlement entities.
- *Expanded FDIC Resolution Authority.* While insured depository institutions have long been subject to the FDIC's resolution process, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain "covered financial companies," including bank holding companies and systemically significant non-bank financial companies. Upon certain findings being made, the FDIC may be appointed receiver for a covered financial company and would be tasked to conduct an orderly liquidation of the entity. The FDIC liquidation process is modeled on the existing Federal Deposit Insurance Act ("FDIA") bank resolution regulations and generally gives the FDIC more discretion than in the traditional non-bank bankruptcy context.
- *Corporate Governance and Executive Compensation.* The Dodd-Frank Act includes various provisions dealing with corporate governance and executive compensation issues, including say on pay, proxy access, broker voting, compensation committees, clawbacks, new disclosure, and additional requirements for financial institutionss.

Many of the requirements of the Dodd-Frank Act will be implemented pursuant to regulations over the course of several months or years. Given the uncertainty associated with future regulatory actions, the full impact such requirements will have on our company's operations is unclear. The changes resulting from the Dodd-Frank Act may impact our profitability, require changes to certain of our business practices, impose upon us more stringent capital, liquidity, and leverage requirements, and could adversely affect certain of our company's business activities. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new requirements.

Capital Requirements

Our company, as a bank and financial holding company, is subject to regulation, including capital requirements, by the Federal Reserve. Stifel Bank is subject to various regulatory capital requirements administered by the FDIC and state banking authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our company's and Stifel Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, our company and Stifel Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our company's and Stifel Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require our company and Stifel Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined).

Our broker-dealer subsidiaries are subject to the Uniform Net Capital Rule (Rule 15c3-1) promulgated by the SEC. The Uniform Net Capital Rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments to its customers and other broker-dealers. Broker-dealers may be prohibited from expanding their business and declaring cash dividends.

A broker-dealer that fails to comply with the Uniform Net Capital Rule may be subject to disciplinary actions by the SEC and SROs, such as FINRA, including censures, fines, suspension, or expulsion. Our non-U.S. subsidiaries are subject to regulatory supervision and requirements of the authorities of the jurisdictions in which they operate.

For further discussion of our net capital requirements, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

Public Company Regulation

As a public company whose common stock is listed on the New York Stock Exchange ("NYSE") and the Chicago Stock Exchange ("CHX"), we are subject to corporate governance requirements established by the SEC, NYSE, and CHX, as well as federal and state law. Under the Sarbanes-Oxley Act of 2002 (the "Act"), we are required to meet certain requirements regarding business dealings with members of the Board of Directors, the structure of our Audit and Compensation Committees, ethical standards for our senior financial officers, implementation of an internal control structure and procedures for financial reporting, and additional responsibilities regarding financial statements for our Chief Executive Officer and Chief Financial Officer and their assessment of our internal controls over financial reporting. Compliance with all aspects of the Act, particularly the provisions related to management's assessment of internal controls, has imposed additional costs on our company, reflecting internal staff and management time, as well as additional audit fees since the Act went into effect.

Executive Officers

Information regarding our executive officers and their ages as of February 22, 2013, is as follows:

Name	Age	Position(s)
Ronald J. Kruszewski	54	Co-Chairman of the Board of Directors, President, and Chief Executive Officer of the Company and Chairman of the Board of Directors and Chief Executive Officer of Stifel Nicolaus
Thomas W. Weisel	71	Co-Chairman of the Board of Directors of the Company
James M. Zemlyak	53	Senior Vice President, Chief Financial Officer, and Director of the Company and Executive Vice President, Chief Operating Officer, and Director of Stifel Nicolaus
Bernard N. Burkemper	64	Senior Vice President, Treasurer, and Controller of the Company and Chief Financial Officer of Stifel Nicolaus
S. Chad Estep	39	Senior Vice President of the Company and Chief Compliance Officer of Stifel Nicolaus
Thomas B. Michaud	48	Senior Vice President and Director of the Company
Richard J. Himelfarb	71	Vice Chairman, Senior Vice President, and Director of the Company and Executive Vice President, Chairman of Investment Banking, and Director of Stifel Nicolaus
David M. Minnick	56	Senior Vice President and General Counsel of the Company and Stifel Nicolaus
Thomas P. Mulroy	51	Senior Vice President and Director of the Company and Executive Vice President, Co-Director of Institutional Group, and Director of Stifel Nicolaus
Victor J. Nesi	52	Senior Vice President and Director of the Company and Executive Vice President, Co-Director of Institutional Group, and Director of Stifel Nicolaus
Ben A. Plotkin	57	Vice Chairman, Senior Vice President, and Director of the Company and Executive Vice President of Stifel Nicolaus
David D. Sliney	43	Senior Vice President of the Company and Senior Vice President and Director of Stifel Nicolaus

Ronald J. Kruszewski has been President, Chief Executive Officer, and Director of our company and Stifel Nicolaus since September 1997 and Chairman of the Board of Directors of our company and Stifel Nicolaus since April 2001. Prior thereto, Mr. Kruszewski served as Managing Director and Chief Financial Officer of Baird Financial Corporation and Managing Director of Robert W. Baird & Co. Incorporated, a securities broker-dealer firm, from 1993 to September 1997.

Thomas W. Weisel was elected Co-Chairman of the Board of Directors of our company in August 2010 after the completion of the merger between our company and Thomas Weisel Partners Group, Inc. Prior thereto, Mr. Weisel served as Chairman and CEO of Thomas Weisel Partners Group, Inc., a firm he founded, from 1998 to June 2010. Prior to founding Thomas Weisel Partners, Mr. Weisel was a founder, in 1971, of Robertson, Coleman, Siebel & Weisel that became Montgomery Securities in 1978, where he was Chairman and CEO until September 1998. Mr. Weisel served as a Board Member of the Stanford Endowment from 2001 to 2009 and as an Advisory Board Member of Harvard Business School from 2007 to 2009. Mr. Weisel served as a director on the NASDAQ Stock Market board of directors from 2002 to 2006.

James M. Zemlyak has been Senior Vice President, Chief Financial Officer, and Director of our Company and Stifel Nicolaus since February 1999. Mr. Zemlyak served as our Company's Treasurer from February 1999 to January 2012. Mr. Zemlyak has been Chief Operating Officer of Stifel Nicolaus since August 2002, and Executive Vice President of Stifel Nicolaus since December 1, 2005. Mr. Zemlyak also served as Chief Financial Officer of Stifel Nicolaus from February 1999 to October 2006. Prior to joining our company, Mr. Zemlyak served as Managing Director and Chief Financial Officer of Baird Financial Corporation from 1997 to 1999 and Senior Vice President and Chief Financial Officer of Robert W. Baird & Co. Incorporated from 1994 to 1999.

Bernard N. Burkemper was named Senior Vice President and Treasurer of our Company in January 2012. Mr. Burkemper has been Controller of our Company since April 1991 and Chief Financial Officer of Stifel Nicolaus since October 2006.

S. Chad Estep was named Senior Vice President of our Company in January 2012. Mr. Estep has been Chief Compliance Officer of Stifel Nicolaus since December 2005. Mr. Estep joined Stifel Nicolaus as the Director of Internal Audit in April 2005 following the Company's acquisition of certain assets from PowellJohnson, Inc., where Mr. Estep served as the Controller from October 2002 to December 2004. Mr. Estep was employed by A.G. Edwards & Sons, Inc. from 2000 to 2001, where he worked as a Financial Advisor. Mr. Estep worked at J.C. Bradford & Co. as the Financial and Regulatory Reporting Manager from 1998 to 2000.

Richard J. Himelfarb has served as Senior Vice President and Director of our company and Executive Vice President and Director of Stifel Nicolaus since December 2005. Mr. Himelfarb was designated Chairman of Investment Banking in July 2009. Prior to that, Mr. Himelfarb served as Executive Vice President and Director of Investment Banking from December 2005 through July 2009. Prior to joining our company, Mr. Himelfarb served as a director of Legg Mason, Inc. from November 1983 and Legg Mason Wood Walker, Inc. from January 2005. Mr. Himelfarb was elected Executive Vice President of Legg Mason and Legg Mason Wood Walker, Inc. in July 1995, having previously served as Senior Vice President from November 1983.

Thomas B. Michaud was elected to the Board of Directors of our company in February 2013 after the completion of the merger between our company and KBW, Inc. Mr. Michaud serves as Senior Vice President of the Company and Chairman, Chief Executive Officer, and President of Keefe, Bruyette & Woods, Inc., one of our broker-dealer subsidiaries, since February 15, 2013. Prior thereto, Mr. Michaud served as the Chief Executive Officer and President of KBW, Inc. since October 2011 and as Vice Chairman and director since its formation in August 2005. He previously served as Chief Operating Officer from August 2005 until October 2011. From 1994 until 2001, he was an elected member of the Representative Town Meeting of the Town of Greenwich, Connecticut. The Representative Town Meeting is the legislative body for the Town of Greenwich. He is also a member of the Board of Advisors of the Greenwich Chapter of the American Red Cross, a member of the board of directors of the Foreign Policy Association, a non-profit organization, and serves on the Middlebury College Capital Campaign Committee.

David M. Minnick has served as Senior Vice President and General Counsel of our company and Stifel Nicolaus since October 2004. Prior thereto, Mr. Minnick served as Vice President and Counsel for A.G. Edwards & Sons, Inc. from August 2002 through October 2004, Senior Regional Attorney for NASD Regulation, Inc. from November 2000 through July 2002, as an attorney in private law practice from September 1998 through November 2000, and as General Counsel and Managing Director of Morgan Keegan & Company, Inc. from October 1990 through August 1998.

Thomas P. Mulroy has served as Senior Vice President and Director of our company and Executive Vice President and Director of Stifel Nicolaus since December 2005. Mr. Mulroy was named Co-Director of our Institutional Group in July 2009. Prior to that, Mr. Mulroy served as Director of Equity Capital Markets from December 2005 through July 2009. Mr. Mulroy has responsibility for institutional equity sales, trading, and research. Prior to joining our company, Mr. Mulroy was elected Executive Vice President of Legg Mason, Inc. in July 2002 and of Legg Mason Wood Walker, Inc. in November 2000. Mr. Mulroy became a Senior Vice President of Legg Mason, Inc. in July 2000 and Legg Mason Wood Walker, Inc. in August 1998.

Victor J. Nesi has served as Senior Vice President, Director of Investment Banking, and Co-Director of our Institutional Group since July 2009. Mr. Nesi has served as Director of our company since August 2009. Mr. Nesi has responsibility for corporate finance investment banking activities and is Co-Director of our Capital Markets segment. Mr. Nesi has more than 20 years of banking and private equity experience, most recently with Merrill Lynch, where he headed the global private equity business for the telecommunications and media industry. From 2005 to 2007, he directed Merrill Lynch's investment banking group for the Americas region. Prior to joining Merrill Lynch in 1996, Mr. Nesi spent seven years as an investment banker at Salomon Brothers and Goldman Sachs.

Ben A. Plotkin has been Vice Chairman, Senior Vice President, and Director of our company since August 2007 and Executive Vice President of Stifel Nicolaus since February 2007. Mr. Plotkin also served as Chairman and Chief Executive Officer of Ryan Beck & Company, Inc. from 1997 until its acquisition by our company in 2007. Mr. Plotkin was elected Executive Vice President of Ryan Beck in 1990. Mr. Plotkin became a Senior Vice President of Ryan Beck in 1989 and was appointed First Vice President of Ryan Beck in December of 1987. Mr. Plotkin joined Ryan Beck in May of 1987 as a Director and Vice President in the Investment Banking Division.

David D. Sliney has been a Senior Vice President of our company since May 2003. In 1997, Mr. Sliney began a Strategic Planning and Finance role with Stifel Nicolaus and has served as a Director of Stifel Nicolaus since May 2003. Mr. Sliney is also responsible for our company's Operations and Technology departments. Mr. Sliney joined Stifel Nicolaus in 1992, and between 1992 and 1995, Mr. Sliney worked as a fixed income trader and later assumed responsibility for the firm's Equity Syndicate Department.

AVAILABLE INFORMATION

Our internet address is www.stifel.com. We make available, free of charge, through a link to the SEC web site, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as well as proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Additionally, we make available on our web site under "Investor Relations – Corporate Governance," and in print upon request of any shareholder to our Chief Financial Officer, a number of our corporate governance documents. These include: Executive Committee charter, Audit Committee charter, Compensation Committee charter, Risk Management/Corporate Governance Committee charter, Corporate Governance Guidelines, Complaint Reporting Process, and the Code of Ethics for Employees. Within the time period required by the SEC and the NYSE, we will post on our web site any modifications to any of the available documents. The information on our web site is not incorporated by reference into this report. Our Chief Financial Officer can be contacted at Stifel Financial Corp., One Financial Plaza, 501 N. Broadway, St. Louis, Missouri 63102, telephone: (314) 342-2000.

ITEM 1A. RISK FACTORS

In addition to the other information set forth in this report, you should carefully consider the following factors which could materially affect our business, financial condition, or future results of operations. Although the risks described below are those that management believes are the most significant, these are not the only risks facing our company. Additional risks and uncertainties not currently known to us or that we currently do not deem to be material also may materially affect our business, financial condition, or future results of operations. We may amend or supplement these risk factors from time to time in other reports we file with the SEC.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Damage to our reputation could damage our businesses.

Maintaining our reputation is critical to our attracting and maintaining customers, investors, and employees. If we fail to deal with, or appear to fail to deal with, various issues that may give rise to reputational risk, we could significantly harm our business prospects. These issues include, but are not limited to, any of the risks discussed in this Item 1A, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money laundering, privacy, record keeping, sales and trading practices, failure to sell securities we have underwritten at the anticipated price levels, and the proper identification of the legal, reputational, credit, liquidity, and market risks inherent in our products. A failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat customers and clients fairly, can result in customer dissatisfaction, litigation, and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs, and harm to our reputation. Further, negative publicity regarding us, whether or not true, may also result in harm to our prospects

We are affected by difficult domestic and international macroeconomic conditions that impact the global financial markets.

We are engaged in various financial services businesses. As such, we are generally affected by domestic and international macroeconomic and political conditions, including levels of economic output, interest and inflation rates, employment levels, consumer confidence levels, and fiscal and monetary policy. These conditions may directly and indirectly impact a number of factors in the global financial markets that may be detrimental to our operating results, including the levels of trading, investing, and origination activity in the securities markets, security valuations, the absolute and relative level and volatility of interest rates, the actual and perceived quality of issuers and borrowers, and the supply of and demand for loans and deposits.

During the last five years, we have experienced operating cycles during generally weak and uncertain U.S. and global economic conditions, including lower levels of economic output, artificially maintained levels of historically low interest rates, high rates of unemployment, and significant uncertainty with regards to fiscal and monetary policy both domestically and abroad. These conditions have led to several factors in the global financial markets that have negatively impacted our net revenue and profitability. While select factors indicate signs of improvement, significant uncertainty remains. A period of sustained downturns and/or volatility in the securities markets, further reductions to the general level of short-term interest rates, a return to increased dislocations in the credit markets, and other negative market factors may significantly impair our revenues and profitability. We may experience a decline in commission revenue from a lower volume of trades we execute for our clients, a decline in fees from reduced portfolio values of securities managed on behalf of our clients, a reduction in revenue from the number and size of transactions in which we provide underwriting, financial advisory, and other services, increased credit provisions and charge-offs, losses sustained from our customers and market participants failure to fulfill their settlement obligations, reduced net interest earnings, and other losses. These periods of reduced revenue and other losses may be accompanied by periods of reduced profitability, because certain of our expenses, including but not limited to our interest expense on debt, rent, facilities, and salary expenses, are fixed, and our ability to reduce them over short periods of time is limited.

In August 2011, the credit rating agency Standard & Poor's ("S&P") lowered its long-term sovereign credit rating on the U.S. from AAA to AA+, while maintaining a negative outlook. The downgrade reflected S&P's view that an August 2011 agreement of U.S. lawmakers regarding the debt ceiling fell short of what would be necessary to stabilize the U.S. government's medium-term debt dynamics. The two other major credit rating agencies did not downgrade their previously issued U.S. sovereign credit ratings. We have specific concerns relating to future or further downgrades of the U.S. sovereign credit rating by one or more of the major credit rating agencies that could have material adverse impacts on financial markets and economic conditions in the U.S. and throughout the world and, in turn, could have a material adverse effect on our business, financial condition and liquidity. Because of the unprecedented nature of any negative credit rating actions with respect to U.S. government obligations, the ultimate impacts on global markets and our business, financial condition, and liquidity are unpredictable and may not be immediately apparent.

Additionally, the negative impact on economic conditions and global markets from further European Union's ("EU") sovereign debt matters could adversely affect our business, financial condition, and liquidity. Concerns about the EU sovereign debt have caused uncertainty and disruption for financial markets globally, and continued uncertainties loom over the outcome the EU's financial support programs and the possibility that other EU member states may experience similar financial troubles.

Our businesses and earnings are affected by the fiscal and other policies adopted by various regulatory authorities of the U.S., non-U.S. governments, and international agencies. The Fed regulates the supply of money and credit in the U.S. Fed policies determine, in large part, the cost of funds for lending and investing and the return earned on those loans and investments. The market impact from such policies can also materially decrease the value of certain of our financial assets, most notably debt securities. Changes in Fed policies are beyond our control, and consequently, the impact of these changes on our activities and results of our operations are difficult to predict.

U.S. state and local governments also continue to struggle with budget pressures caused by the recent recession and concerns regarding municipal issuer credit quality. If these trends continue, investor concerns could potentially reduce the number and size of transactions in which we participate and in turn reduce investment banking revenues.

Declines in the real estate market over the past few years, along with high foreclosure rates and prolonged high unemployment rates, resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, in turn caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, and in some cases, to fail.

Lack of liquidity or access to capital could impair our business and financial condition.

Maintaining an appropriate level of liquidity, or the amount of capital that is readily available for investment, spending, or to meet our contractual obligations, is essential to our business. Our inability to maintain adequate levels of capital in the form of cash and readily available access to the credit and capital markets could have a significant negative effect on our financial condition. If liquidity from our broker-dealer or bank subsidiaries are inadequate or unavailable, we may be required to scale back or curtail our operations, including limiting our efforts to recruit additional financial advisors and selling assets at prices that may be less favorable to us. Some potential conditions that could negatively affect our liquidity include the inability of our subsidiaries to generate cash in the form of dividends from earnings, changes imposed by regulators to our liquidity or capital requirements in our subsidiaries that may prevent the upstream of dividends in the form of cash to the parent company, limited or no accessibility to credit markets for unsecured borrowings within our primary broker-dealer subsidiary, accessibility to credit markets for secured borrowing and diminished access to the capital markets at the parent company, and other commitments or restrictions on capital as a result of adverse legal settlements, judgments, or regulatory sanctions.

The availability of outside financing, including access to the credit and capital markets, depends on a variety of factors, such as conditions in the debt and equity markets, the general availability of credit, the volume of securities trading activity, the overall availability of credit to the financial services sector, and our credit rating. Our cost and availability of funding may be adversely affected by illiquid credit markets and wider credit spreads. Additionally, lenders may from time to time curtail, or even cease to provide, funding to borrowers as a result of any future concerns about the stability of the markets generally and the strength of counterparties specifically.

If our credit rating was downgraded, or if rating agencies indicate that a downgrade may occur, our business, financial position, and results of operations could be adversely affected, perceptions of our financial strength could be damaged, and as a result, adversely affect our relationships with clients. Such a reduction in our credit rating could also adversely affect our liquidity and competitive position, increase our incremental borrowing costs, limit our access to the capital markets, trigger obligations under certain financial agreements, or decrease the number of investors, clients, and counterparties willing or permitted to do business with or lend to us, thereby curtailing our business operations and reducing profitability. As such, we may not be able to successfully obtain additional outside financing to fund our operations on favorable terms, or at all.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," in this Form 10-K for additional information on liquidity and how we manage our liquidity risk.

We may experience difficulties, unexpected costs, and delays in integrating the KBW businesses, business models, and cultures, and we may not realize synergies, efficiencies, or cost savings from the merger.

The success of our company following the completion of the merger may depend, in large part, on the ability to integrate the two companies' businesses, business models, and cultures. In particular, investment banking businesses depend, to a large degree, on the efforts and performance of individual employees whose efforts and performance may be affected by any difficulties in the integration of the businesses. In the process of integration, we may experience difficulties, unanticipated costs, and delays. The challenges involved in the integration may include:

- The necessity of addressing possible differences in corporate cultures and management philosophies;
- Retaining personnel from different companies and integrating them into a new business culture while maintaining their focus on providing consistent, high-quality client service;
- Integrating information technology systems and resources;
- Integrating accounting systems and adjusting internal controls to cover KBW's operations;
- Unforeseen expenses or delays associated with the transaction;
- Performance shortfalls at one or both of the companies as a result of the diversion of management's attention to the transaction; and
- Meeting the expectations of clients with respect to the integration.

The integration of certain operations following the transaction will take time and will require the dedication of significant management resources, which may temporarily distract management's attention from the ongoing businesses of our company. Employee uncertainty and lack of focus during the integration process may also disrupt the businesses of our company.

It is possible that the integration process could result in the loss of key employees, diversion of each company's management's attention, the disruption or interruption of, or the loss of momentum in, each company's ongoing business or inconsistencies in standards, controls, procedures, and policies, any of which could adversely affect our company's ability to maintain relationships with clients and employees or the ability to achieve the anticipated benefits of the transaction, or could reduce our company's earnings or otherwise adversely affect the business and financial results of our company. In addition, the integration process may strain our company's financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from our core business objectives.

Even if we are able to integrate the businesses and operations successfully, there can be no assurance that this integration will result in any synergies, efficiencies, or cost savings or that any of these benefits will be achieved within a specific time frame. Any of these factors could adversely affect our company's business and results of operations.

We are exposed to market risk.

We are, directly and indirectly, affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. For example, changes in interest rates could adversely affect our net interest spread, the difference between the yield we earn on our assets and the interest rate we pay for deposits and other sources of funding, which in turn impacts our net interest income and earnings. Changes in interest rates could affect the interest earned on assets differently than interest paid on liabilities. In our brokerage operations, a rising interest rate environment generally results in our earning a larger net interest spread. Conversely in those operations, a falling interest rate environment generally results in our earning a smaller net interest spread. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.

Market risk is inherent in the financial instruments associated with our operations and activities, including loans, deposits, securities, short-term borrowings, corporate debt, trading account assets and liabilities, and derivatives. Market conditions that change from time to time, thereby exposing us to market risk, include fluctuations in interest rates, equity prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of an issuer.

In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate, or realize the value of security positions, thereby leading to increased concentrations. The inability to reduce our positions in specific securities may not only increase the market and credit risks associated with such positions, but also increase the level of risk-weighted assets on our balance sheet, thereby increasing capital requirements, which could adversely affect our profitability.

See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K for additional information regarding our exposure to and approaches to managing market risk.

We are exposed to credit risk.

We are generally exposed to the risk that third parties that owe us money, securities, or other assets do not meet their performance obligations due to bankruptcy, lack of liquidity, operational failure, or other reasons.

We actively buy and sell securities from and to clients and counterparties in the normal course of our broker-dealer businesses, exposing us to credit risk. Although generally collateralized by the underlying security to the transaction, we still face the risk associated with changes in the market value of collateral through settlement date.

We borrow securities from and lend securities to other broker-dealers, and may also enter into agreements to repurchase and agreements to resell securities as part of investing and financing activities. A sharp change in the security market values utilized in these transactions may result in losses if counterparties to these transactions fail to honor their commitments.

We manage the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. A significant deterioration in the credit quality of one of our counterparties could lead to concerns in the market about the credit quality of other counterparties in the same industry, thereby exacerbating our credit risk exposure. We may require counterparties to deposit additional collateral or substitute collateral pledged. In the case of aged securities failed to receive, we may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Also, we permit our clients to purchase securities on margin. During periods of steep declines in securities prices, the value of the collateral securing client margin loans may fall below the amount of the purchaser's indebtedness. If the clients are unable to provide additional collateral for these margin loans, we may incur losses on those margin transactions. This may cause us to incur additional expenses defending or pursuing claims or litigation related to counterparty or client defaults.

We deposit our cash in depository institutions as a means of maintaining the liquidity necessary to meet our operating needs, and we also facilitate the deposit of cash awaiting investment in depository institutions on behalf of our clients. A failure of a depository institution to return these deposits could severely impact our operating liquidity, could result in significant reputational damage, and adversely impact our financial performance.

We also incur credit risk by lending to businesses and individuals, including but not limited to, C&I loans, commercial and residential mortgage loans, home equity lines of credit, and margin and non-purpose loans collateralized by securities. We incur credit risk through our investments, which include mortgage-backed securities, collateralized mortgage obligations, auction rate securities, and other municipal securities.

The credit quality of Stifel Bank's loans and investment portfolios can have a significant impact on earnings and overall financial performance. Our credit risk and credit losses can increase if our loans or investments are concentrated among borrowers or issuers engaged in the same or similar activities, industries, geographies, or to borrowers or issuers who as a group may be uniquely or disproportionately affected by economic or market conditions. The deterioration of an individually large exposure, for example due to a natural disaster, act of terrorism, severe weather event, or economic event, could lead to additional loan loss provisions and/or charges-offs, or credit impairment of our investments, and subsequently have a material impact on our net income and regulatory capital.

See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K for additional information regarding our exposure to and approaches to managing credit risk.

Our underwriting, market-making, trading, and other business activities place our capital at risk.

We may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities which we have underwritten at the anticipated price levels. As an underwriter, we also are subject to heightened standards regarding liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings we underwrite. As a market maker, we may own positions in specific securities, and these undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if our holdings were more diversified. In addition, we may incur losses as a result of proprietary positions we hold.

From time to time and as part of our underwriting processes, we may carry significant positions in securities of a single issuer or issuers engaged in a specific industry. Sudden changes in the value of these positions could impact our financial results.

We have made principal investments in private equity funds and other illiquid investments, which are typically private limited partnership interests and securities that are not publicly traded. There is risk that we may be unable to realize our investment objectives by sale or other disposition at attractive prices or that we may otherwise be unable to complete a desirable exit strategy. In particular, these risks could arise from changes in the financial condition or prospects of the portfolio companies in which investments are made, changes in economic conditions, or changes in laws, regulations, fiscal policies, or political conditions. It could take a substantial period of time to identify attractive investment opportunities and then to realize the cash value of such investments through resale. Even if a private equity investment proves to be profitable, it may be several years or longer before any profits can be realized in cash.

The soundness of other financial institutions and intermediaries affects us.

We face the risk of operational failure, termination, or capacity constraints of any of the clearing agents, exchanges, clearing houses, or other financial intermediaries that we use to facilitate our securities transactions. As a result of the consolidation over the years among clearing agents, exchanges, and clearing houses, our exposure to certain financial intermediaries has increased and could affect our ability to find adequate and cost-effective alternatives should the need arise. Any failure, termination, or constraint of these intermediaries could adversely affect our ability to execute transactions, service our clients, and manage our exposure to risk.

Our ability to engage in routine trading and funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, funding, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Furthermore, although we do not hold any EU sovereign debt, we may do business with and be exposed to financial institutions that have been affected by the recent EU sovereign debt crisis. As a result, defaults by, or even rumors or questions about the financial condition of, one or more financial services institutions, or the financial services industry generally, have historically led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Although we have not suffered any material or significant losses as a result of the failure of any financial counterparty, any such losses in the future may materially adversely affect our results of operations.

We have experienced increased pricing pressures in areas of our business which may impair our future revenue and profitability.

In recent years, our business has experienced increased pricing pressures on trading margins and commissions in fixed income and equity trading. In the fixed income market, regulatory requirements have resulted in greater price transparency, leading to increased price competition and decreased trading margins. In the equity market, we have experienced increased pricing pressure from institutional clients to reduce commissions, and this pressure has been augmented by the increased use of electronic and direct market access trading, which has created additional competitive downward pressure on trading margins. We believe that price competition and pricing pressures in these and other areas will continue as institutional investors continue to reduce the amounts they are willing to pay, including by reducing the number of brokerage firms they use, and some of our competitors seek to obtain market share by reducing fees, commissions, or margins.

Growth of our business could increase costs and regulatory risks.

We may incur significant expenses in connection with further expansion of our existing businesses, or recruitment of financial advisors, or in connection with strategic acquisitions or investments, if and to the extent they arise from time to time. Our overall profitability would be negatively affected if investments and expenses associated with such growth are not matched or exceeded by the revenues that are derived from such investment or growth.

Expansion may also create a need for additional compliance, documentation, risk management, and internal controls procedures, and often involves the hiring of additional personnel to monitor such procedures. To the extent such procedures are not adequate to appropriately monitor any new or expanded business, we could be exposed to a material loss or regulatory sanction.

Moreover, to the extent we pursue strategic acquisitions, we may be unable to complete such acquisitions on acceptable terms, or be unable to successfully integrate the operations of any acquired business into our existing business. Such acquisitions could be of significant size and/or complexity. This effort, together with difficulties we may encounter in integrating an acquired business, could have an adverse affect on our business, financial condition, and results of operations. In addition, we may need to raise equity capital or borrow to finance such acquisitions, which could dilute our shareholders or increase our leverage. Any such borrowings might not be available on terms as favorable to us as our current borrowings, or perhaps at all.

The rapid growth of Stifel Bank may expose us to increased operational risk, credit risk, and sensitivity to market interest rates along with increased regulation, examinations, and supervision by regulators.

We have experienced rapid growth in the investment portfolio, which includes available-for-sale and held-to-maturity securities of Stifel Bank, which is funded by customer deposits. Although our stock-secured loans are collateralized by assets held in brokerage accounts, we are exposed to some credit and operational risk associated with these loans. We describe some of the integration-related operational risks associated with our recent acquisitions above, which includes many of the same risks related to the growth of Stifel Bank. With the increase in deposits and resulting liquidity, we have been able to expand our investment portfolio, primarily with government agency securities. In addition, Stifel Bank has significantly grown its mortgage banking business. Although we believe we have conservative underwriting policies in place, there are inherent risks associated with the mortgage banking business. For further discussion of our segments, including our Stifel Bank reporting unit, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Segment Analysis."

As a result of the high percentage of our assets and liabilities that are in the form of interest-bearing or interest-related instruments, we are more sensitive to changes in interest rates, in the shape of the yield curve, or in relative spreads between market interest rates.

The monetary, tax, and other policies of the government and its agencies, including the Federal Reserve, have a significant impact on interest rates and overall financial market performance. An important function of the Federal Reserve is to regulate the national supply of bank credit and market interest rates. The actions of the Federal Reserve influence the rates of interest that we charge on loans and that we pay on borrowings and interest-bearing deposits, which may also affect the value of our on-balance sheet and off-balance sheet financial instruments. We cannot predict the nature or timing of future changes in monetary, tax, and other policies or the effect that they may have on our activities and results of operations.

In addition, Stifel Bank is heavily regulated at the state and federal level. This regulation is to protect depositors, federal deposit insurance funds, consumers, and the banking system as a whole, not our stockholders. Federal and state regulations can significantly restrict our businesses, and we are subject to various regulatory actions, which could include fines, penalties, or other sanctions for violations of laws and regulatory rules if we are ultimately found to be out of compliance.

We may experience losses associated with mortgage repurchases and indemnification obligations.

Through Stifel Bank, in the normal course of business, we originate residential mortgage loans and sell them to investors. We are subject to the inherent risk associated with selling mortgage loans in the secondary market. We may be required to repurchase mortgage loans that have been sold to investors in the event there are breaches of certain representations and warranties contained within the sales agreements. We may be required to repurchase mortgage loans that were sold to investors in the event that there was inadequate underwriting or fraud, or in the event that the loans become delinquent shortly after they are originated. We also may be required to indemnify certain purchasers and others against losses they incur in the event of breaches of representations and warranties and in various other circumstances, and the amount of such losses could exceed the repurchase amount of the related loans. Consequently, we may be exposed to credit risk associated with sold loans. There is no assurance that any such losses would not materially and adversely affect our business, financial condition, and results of operations.

We face intense competition.

We are engaged in intensely competitive businesses. We compete on the basis of a number of factors, including the quality of our financial advisors and associates, our products and services, pricing, location and reputation in relevant markets. Over time, there has been substantial consolidation and convergence among companies in the financial services industry, which has significantly increased the capital base and geographic reach of our competitors. See the section entitled "Competition" of Item 1 of this Form 10-K for additional information about our competitors. Our ability to develop and retain our client base depends on the reputation, judgment, business generation capabilities, and skills of our employees and financial advisors. As such, to compete effectively, we must attract, retain, and motivate qualified associates, including successful financial advisors, investment bankers, trading professionals, portfolio managers, and other revenue-producing or specialized personnel. Competitive pressures we experience could have an adverse affect on our business, results of operations, financial condition, and liquidity.

We compete directly with national full-service broker-dealers, investment banking firms, and commercial banks, and to a lesser extent, with discount brokers and dealers and investment advisors. In addition, we face competition from more recent entrants into the market and increased use of alternative sales channels by other firms. Domestic commercial banks and investment banking boutique firms have entered the broker-dealer business, and large international banks are now serving our markets as well. Legislative and regulatory initiatives which eased what were at one time restrictions on the sales of securities and underwriting activities by commercial banks have increased competition. We also compete indirectly for investment assets with insurance companies, real estate firms, hedge funds, and others. This increased competition could cause our business to suffer.

Competition for personnel within the financial services industry is intense. The cost of retaining skilled professionals in the financial services industry has escalated considerably. Employers in the industry are increasingly offering guaranteed contracts, upfront payments, and increased compensation. These can be important factors in a current employee's decision to leave us as well as a prospective employee's decision to join us. As competition for skilled professionals in the industry remains intense, we may have to devote significantly more resources to attracting and retaining qualified personnel. In particular, our financial results may be adversely affected by the costs we incur in connection with any upfront loans or other incentives we may offer to newly recruited financial advisors.

Moreover, companies in our industry whose employees accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices. We have been subject to several such claims in the past and may be subject to additional claims in the future as we seek to hire qualified personnel, some of whom may currently be working for our competitors. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits. Such claims could also discourage potential employees who currently work for our competitors from joining us.

To remain competitive, our future success also depends in part on our ability to develop and enhance our products and services. In addition, the continued development of internet, networking, or telecommunication technologies or other technological changes could require us to incur substantial expenditures to enhance or adapt our services or infrastructure. An inability to develop new products and services, or enhance existing offerings, could have a material adverse effect on our profitability.

We are exposed to operational risk.

Our diverse operations are exposed to risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. Our businesses depend on our ability to process and monitor, on a daily basis, a large number of complex transactions across numerous and diverse markets. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. Our financial, accounting, data processing, or other operating systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, adversely affecting our ability to process these transactions or provide these services. Operational risk exists in every activity, function, or unit of our business, and can take the form of internal or external fraud, employment and hiring practices, an error in meeting a professional obligation, failure to meet corporate fiduciary standards, business disruption or system failures, and failed transaction processing. Also, increasing use of automated technology has the potential to amplify risks from manual or system processing errors, including outsourced operations.

While we have business contingency plans in place, our ability to conduct business may be adversely affected by a disruption involving physical site access, catastrophic events, including weather-related events, events involving electrical, environmental, or communications, as well as events impacting services provided by others that we rely upon which could impact our employees or third parties with whom we conduct business. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K for additional information regarding our exposure to and approaches to managing operational risk.

Our businesses depend on technology.

Our businesses rely extensively on electronic data processing and communications systems. In addition to better serving clients, the effective use of technology increases efficiency and enables us to reduce costs. Adapting or developing our technology systems to meet new regulatory requirements, client needs, and competitive demands is critical for our business. Introduction of new technology presents challenges on a regular basis. There are significant technical and financial costs and risks in the development of new or enhanced applications, including the risk that we might be unable to effectively use new technologies or adapt our applications to emerging industry standards.

Our continued success will depend, in part, upon our ability to successfully maintain and upgrade the capability of our systems, our ability to address the needs of our clients by using technology to provide products and services that satisfy their demands and our ability to retain skilled information technology employees. Failure of our systems, which could result from events beyond our control, or an inability to effectively upgrade those systems or implement new technology-driven products or services, could result in financial losses, liability to clients, and damage to our reputation.

Customer, public, and regulatory expectations regarding operational and information security have increased. Thus, our operational systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Our operations rely on the secure processing, storage, and transmission of confidential and other information in our computer systems and networks. Although, to date, we have not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that we will not suffer such losses in the future. Notwithstanding that we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software, and networks may be vulnerable to human error, natural disasters, power loss, spam attacks, unauthorized access, computer viruses, and other malicious code and other events that could have a security impact. If one or more of these events occur, this could jeopardize our, or our clients' or counterparties', confidential and other information processed, stored in, and transmitted through our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties', or third parties' operations. We may be required to expend significant additional resources to modify our protective measures, to investigate and remediate vulnerabilities or other exposures, or to make required notifications, and we may be subject to litigation and financial losses that are either not insured or are not fully covered through any insurance we maintain. A technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to potential disciplinary action by regulators.

Extraordinary trading volumes beyond reasonably foreseeable spikes in volumes could cause our computer systems to operate at an unacceptably slow speed or even fail. While we have made investments to maintain the reliability and scalability of our systems and added hardware to address extraordinary volumes, there can be no assurance that our systems will be sufficient to handle truly extraordinary and unforeseen circumstances. Systems failures and delays could occur and could cause, among other things, unanticipated disruptions in service to our clients, slower system response time resulting in transactions not being processed as quickly as our clients desire, decreased levels for client service and client satisfactions, and harm to our reputation.

See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K for additional information regarding our exposure to and approaches to managing these types of operational risk.

We are subject to risks of legal proceedings, which may result in significant losses to us that we cannot recover. Claimants in these proceedings may be customers, employees, or regulatory agencies, among others, seeking damages for mistakes, errors, negligence, or acts of fraud by our employees.

Many aspects of our business involve substantial risks of liability, arising from the normal course of business. Participants in the financial services industry face an increasing amount of litigation and arbitration proceedings. Dissatisfied clients regularly make claims against broker-dealers and their employees for, among others, negligence, fraud, unauthorized trading, suitability, churning, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by financial advisors or traders, improper recruiting activity, and failures in the processing of securities transactions. The risk associated with potential litigation often may be difficult to assess or quantify, and the existence and magnitude of potential claims often remain unknown for substantial periods of time.

These types of claims expose us to the risk of significant loss. Acts of fraud are difficult to detect and deter, and while we believe our supervisory procedures are reasonably designed to detect and prevent violations of applicable laws, rules, and regulations, we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. In our role as underwriter and selling agent, we may be liable if there are material misstatements or omissions of material information in prospectuses and other communications regarding underwritten offerings of securities. At any point in time, the aggregate amount of existing claims against us could be material. While we do not expect the outcome of any existing claims against us to have a material adverse impact on our business, financial condition, or results of operations, we cannot assure you that these types of proceedings will not materially and adversely affect our company. We do not carry insurance that would cover payments regarding these liabilities, except for insurance against certain fraudulent acts of our employees. In addition, our bylaws provide for the indemnification of our officers, directors, and employees to the maximum extent permitted under Delaware law. In the future, we may be the subject of indemnification assertions under these documents by our officers, directors, or employees who have or may become defendants in litigation. These claims for indemnification may subject us to substantial risks of potential liability.

In highly volatile markets, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions has historically increased. These risks include potential liability under securities or other laws for alleged materially false or misleading statements made in connection with securities offerings and other transactions, issues related to the suitability of our investment advice based on our clients' investment objectives (including auction rate securities), the inability to sell or redeem securities in a timely manner during adverse market conditions, contractual issues, employment claims, and potential liability for other advice we provide to participants in strategic transactions. Substantial legal liability could have a material adverse financial effect or cause us significant reputational harm, which in turn could seriously harm our business and our prospects.

In addition to the foregoing financial costs and risks associated with potential liability, the costs of defending litigation and claims continue to increase. The amount of outside attorneys' fees incurred in connection with the defense of litigation and claims could be substantial and might materially and adversely affect our results of operations as such fees occur.

See Item 3, "Legal Proceedings" in this Form 10-K for a discussion of our legal matters and Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K for discussion regarding our approach to managing legal risk.

The preparation of the consolidated financial statements requires the use of estimates that may vary from actual results, and new accounting standards could adversely affect future reported results.

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions may require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain.

Our financial instruments, including certain trading assets and liabilities, available for sale securities, investments, including ARS, among other items, require management to make a determination of their fair value in order to prepare our consolidated financial statements. Where quoted market prices are not available, we may make fair value determinations based on internally developed models or other means which ultimately rely to some degree on our judgment. Some of these instruments and other assets and liabilities may have no direct observable inputs, making their valuation particularly subjective, being based on significant estimation and judgment. In addition, sudden illiquidity in markets or declines in prices of certain securities may make it more difficult to value certain items, which may lead to the possibility that such valuations will be subject to further change or adjustment and could lead to declines in our earnings in subsequent periods.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time the Financial Accounting Standards Board ("FASB") and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. In addition, accounting standard setters and those who interpret the accounting standards may change or even reverse their previous interpretations or positions on how these standards should be applied. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements. For a further discussion of some of our significant accounting policies and standards, see the "Critical Accounting Estimates" discussion within Item 7, and Note 2 of the Notes to Consolidated Financial Statements, in this Form 10-K.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk.

We seek to manage, monitor, and control our operational, legal, and regulatory risk through operational and compliance reporting systems, internal controls, management review processes, and other mechanisms; however, there can be no assurance that our procedures will be fully effective. Further, our risk management methods may not effectively predict future risk exposures, which could be significantly greater than the historical measures indicate. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients, and other matters that are based on assumptions that may no longer be accurate. A failure to adequately manage our growth, or to effectively manage our risk, could materially and adversely affect our business and financial condition. Our risk management processes include addressing potential conflicts of interest that arise in our business. We have procedures and controls in place to address conflicts of interest. Management of potential conflicts of interest has become increasingly complex as we expand our business activities through more numerous transactions, obligations, and interests with and among our clients. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect our reputation, the willingness of clients to transact business with us, or give rise to litigation or regulatory actions. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

For more information on how we monitor and manage market and certain other risks, see Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K.

We are exposed to risk from international markets.

We do business in other parts of the world and, as a result, are exposed to a number of risks, including economic, market, litigation, and regulatory risks, in non-U.S. markets. Our businesses and revenues derived from non-U.S. operations are subject to risk of loss from currency fluctuations, social or political instability, changes in governmental policies or policies of central banks, downgrades in the credit ratings of sovereign countries, expropriation, nationalization, confiscation of assets, and unfavorable legislative and political developments. Action or inaction in any of these operations, including failure to follow proper practices with respect to regulatory compliance and/or corporate governance, could harm our operations and/or our reputation. We also invest or trade in the securities of corporations located in non-U.S. jurisdictions. Revenues from the trading of non-U.S. securities also may be subject to negative fluctuations as a result of the above factors. The impact of these fluctuations could be magnified, because generally non-U.S. trading markets are smaller, less liquid, and more volatile than U.S. trading markets. Additionally, a political, economic, or financial disruption in a country or region could adversely impact our business and increase volatility in financial markets generally.

RISKS RELATED TO OUR REGULATORY ENVIRONMENT

Changes in regulations resulting from either the Dodd-Frank Act or any new regulations may affect our businesses.

The market and economic conditions over the past few years have led to legislation and numerous and continuing proposals for changes in the regulation of the financial services industry, including significant additional legislation and regulation in the U.S. and abroad. The Dodd-Frank Act enacted sweeping changes in the supervision and regulation of the financial industry designed to provide for greater oversight of financial industry participants, reduce risk in banking practices and in securities and derivatives trading, enhance public company corporate governance practices and executive compensation disclosures, and provide for greater protections to individual consumers and investors. Certain elements of the Dodd-Frank Act became effective immediately, while the details of many provisions are subject to additional studies and final rule writing by various applicable regulatory agencies. The ultimate impact that the Dodd-Frank Act will have on us, the financial industry, and the economy cannot be known until all such rules and regulations called for under the Dodd-Frank Act have been finalized and implemented.

The Dodd-Frank Act may impact the manner in which we market our products and services, manage our business and its operations, and interact with regulators, all of which, while not currently anticipated to, could materially impact our results of operations, financial condition, and liquidity. Certain provisions of the Dodd-Frank Act that may impact our business include, but are not limited to: the establishment of a fiduciary standard for broker-dealers, regulatory oversight of incentive compensation, the imposition of capital requirements on financial holding companies, and to a lesser extent, greater oversight over derivatives trading and restrictions on proprietary trading.

Additionally, we are closely monitoring regulatory developments related to the "Volcker Rule." Until the final regulations under the Volcker Rule are adopted, the precise definition of prohibited "proprietary trading," the scope of any exceptions for market making and hedging, and the scope of permitted hedge fund and private equity fund activities remains uncertain. It is unclear under the proposed rules whether some portion of our market-making and risk mitigation activities, as currently conducted, will be required to be curtailed or will be otherwise adversely affected. In addition, the rules, if enacted as proposed, would prohibit certain securitization structures and would bar U.S. banking entities from sponsoring or investing in certain non-U.S. funds. Also, with respect to certain of our investments in illiquid private equity funds, should regulators not exercise their authority to permit us to hold such investments beyond the minimum statutory divestment period, we could incur substantial losses when we dispose of such investments, as we may be forced to sell such investments at a substantial discount in the secondary market as a result of both the constrained timing of such sales and the possibility that other financial institutions are likewise liquidating their investments at the same time. When the regulations are final, we will be in a position to complete a review of our relevant activities to make plans to implement compliance with the Volcker Rule, which will likely not require full conformance until July 2014, subject to extensions. See Item 1, Business – Regulation," for additional information on how the Dodd-Frank Act may impact our company.

To the extent the Dodd-Frank Act impacts the operations, financial condition, liquidity, and capital requirements of unaffiliated financial institutions with whom we transact business, those institutions may seek to pass on increased costs, reduce their capacity to transact, or otherwise present inefficiencies in their interactions with us.

A number of changes have been proposed to the rules and regulations that govern our securities business, and other rules and regulations have been adopted, which may result in changes in the way in which we conduct our business. These legislative and regulatory initiatives could require us to change certain of our business practices, impose additional costs on us, limit the products that we offer, result in a loss of revenue, limit our competitiveness or our ability to pursue business opportunities, cause business disruptions, impact the value of assets that we hold, or otherwise adversely affect our business, results of operations, or financial condition. The long-term impact of these initiatives on our business practices and revenues will depend upon the successful implementation of our strategies and competitors' responses to such initiatives, all of which are difficult to predict. In addition, adverse publicity and damage to our reputation arising from the failure or perceived failure to comply with legal, regulatory, or contractual requirements could affect our ability to attract and retain clients.

We operate in a highly regulated industry in which future developments could adversely affect our business and financial condition.

The securities industry is subject to extensive regulation, and broker-dealers and investment advisors are subject to regulations covering all aspects of the securities business, including but not limited to, sales and trading methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure of securities firms, anti-money laundering efforts, record keeping, and the conduct of directors, officers, and employees. If laws or regulations are violated, we could be subject to one or more of the following: civil liability, criminal liability, sanctions which could include the revocation of our subsidiaries' registrations as investment advisors or broker-dealers, the revocation of the licenses of our financial advisors, censures, fines, or a temporary suspension or permanent bar from conducting business. Any of those events could have a material adverse effect on our business, financial condition, and prospects.

As a financial holding company, we are regulated by the Federal Reserve. Stifel Bank is also regulated by the FDIC. This oversight includes, but is not limited to, scrutiny with respect to affiliate transactions and compliance with consumer regulations. The economic and political environment has caused increased focus on the regulation of the financial services industry, including many proposals for new rules. Any new rules issued by our regulators could affect us in substantial and unpredictable ways and could have an adverse effect on our business, financial condition, and results of operations. We also may be adversely affected as a result of changes in federal, state, or foreign tax laws, or by changes in the interpretation or enforcement of existing laws and regulations.

See the section entitled "Business – Regulation" within Item 1 of this Form 10-K for additional information regarding our regulatory environment and Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K regarding our approaches to managing regulatory risk. Regulatory actions brought against us may result in judgments, settlements, fines, penalties, or other results adverse to us, which could have a material adverse affect on our business, financial condition, or results of operation.

Failure to comply with regulatory capital requirements would significantly harm our business.

We are subject to the SEC's uniform net capital rule (Rule 15c3-1) and the net capital rule of FINRA, which may limit our ability to make withdrawals of capital from our broker-dealer subsidiaries. The uniform net capital rule sets the minimum level of net capital a broker-dealer must maintain and also requires that a portion of its assets be relatively liquid. FINRA may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital falls below its requirements. In addition, our Canada-based broker-dealer subsidiary is subject to similar limitations under applicable regulation in that jurisdiction.

Our company and its bank subsidiary are subject to various regulatory and capital requirements administered by the federal banking regulators. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, our company and its bank subsidiary must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our company's and its bank subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components of our capital, risk weightings of assets, off-balance sheet transactions, and other factors. Quantitative measures established by regulation to ensure capital adequacy require our company and its bank subsidiary to maintain minimum amounts and ratios of Total and Tier I Capital to risk-weighted assets and Tier I Capital to adjusted assets (as defined in the regulations). Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could harm operations and our financial condition.

Additionally, as a holding company, we depend on dividends, distributions, and other payments from our subsidiaries to fund payments of our obligations, including, among others, debt service. Regulatory capital requirements applicable to some of our significant subsidiaries may impede access to funds the holding company needs to make payments on any such obligations.

See Note 20 of the Notes to Consolidated Financial Statements in this Form 10-K for further information on regulations and capital requirements.

RISKS RELATED TO OUR COMMON STOCK

The market price of our common stock may continue to be volatile.

The market price of our common stock has been, and is likely to continue to be, volatile and subject to fluctuations. Stocks of financial institutions have, from time to time, experienced significant downward pressure in connection with economic conditions or events and may again experience such pressures in the future. Changes in the stock market generally or as it concerns our industry, as well as geopolitical, economic, and business factors unrelated to us, may also affect our stock price. Significant declines in the market price of our common stock or failure of the market price to increase could harm our ability to recruit and retain key employees, including those who have joined us from companies we have acquired, reduce our access to debt or equity capital, and otherwise harm our business or financial condition. In addition, we may not be able to use our common stock effectively as consideration in connection with future acquisitions.

Our current shareholders may experience dilution in their holdings if we issue additional shares of common stock as a result of future offerings or acquisitions where we use our common stock.

As part of our business strategy, we may seek opportunities for growth through strategic acquisitions in which we may consider issuing equity securities as part of the consideration. Additionally, we may obtain additional capital through the public sale of debt or equity securities. If we sell equity securities, the value of our common stock could experience dilution. Furthermore, these securities could have rights, preferences, and privileges more favorable than those of the common stock. Moreover, if we issue additional shares of common stock in connection with equity compensation, future acquisitions, or as a result of financing, an investor's ownership interest in our company will be diluted.

The issuance of any additional shares of common stock or securities convertible into or exchangeable for common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to holders of our common stock. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series, and therefore, such sales or offerings could result in increased dilution to our shareholders. The market price of our common stock could decline as a result of sales or issuance of shares of our common stock or securities convertible into or exchangeable for common stock.

Provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the market value of our common stock.

Our articles of incorporation and bylaws and Delaware law contain provisions that are intended to deter abusive takeover tactics by making them unacceptably expensive to prospective acquirors and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table sets forth the location, approximate square footage, and use of each of the principal properties used by our company during the year ended December 31, 2012. We lease or sublease a majority of these properties under operating leases. Such leases expire at various times through 2022. We have multiple sublease arrangements for approximately 20,000 square feet of office space in San Francisco, California, the terms of which expire at various times through 2015.

Location	Approximate Square Footage	Use
St. Louis, Missouri[1]	434,000	Headquarters and administrative offices of Stifel Nicolaus, Global Wealth Management operations (including CSA), and Institutional Group operations
New York, New York	112,000	Global Wealth Management and Institutional Group operations
Baltimore, Maryland	76,000	Institutional Group operations and administrative offices
San Francisco, California	104,000	Global Wealth Management and Institutional Group operations
Florham Park, New Jersey	50,000	Global Wealth Management and Institutional Group operations
Toronto, Ontario	20,000	Institutional Group operations

[1] During the year ended December 31, 2011, we purchased our principal executive offices in St. Louis, Missouri. As of December 31, 2012, we occupy approximately 134,000 square feet of the available space in the building, and we anticipate taking additional space over time.

We also maintain operations in 340 leased offices in various locations throughout the United States and in certain foreign countries, primarily for our broker-dealer business. We lease 307 private client offices, which are primarily concentrated in the Midwest and Mid-Atlantic regions with a growing presence in the Northeast, Southeast, and Western United States. In addition, Stifel Bank leases several locations for its administrative offices and operations. Our Institutional Group segment leases 32 offices in the United States and certain foreign locations. We believe that, at the present time, the space available to us in the facilities under our current leases and co-location arrangements are suitable and adequate to meet our needs and that such facilities have sufficient productive capacity and are appropriately utilized.

Leases for the branch offices of CSA, our independent contractor firm, are the responsibility of the respective independent financial advisors. The Geneva and Madrid Institutional Group branch offices are the responsibility of the respective consultancies associated with SNEL.

See Note 18 of the Notes to Consolidated Financial Statements for further information regarding our lease obligations.

ITEM 3. LEGAL PROCEEDINGS

Our company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting the allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against the company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated financial statements with respect to these matters, including the matters described below, the ultimate resolution of these matters will not have a material adverse impact on our financial position and results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and depending upon the level of income for such period. For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, based on currently available information, we believe that such losses will not have a material effect on our consolidated financial statements.

SEC/Wisconsin Lawsuit

The SEC filed a civil lawsuit against our company in U.S. District Court for the Eastern District of Wisconsin on August 10, 2011. The action arises out of our role in investments made by five Southeastern Wisconsin school districts (the "school districts") in transactions involving collateralized debt obligations ("CDOs"). These transactions are described in more detail below in connection with the civil lawsuit filed by the school districts. The SEC has asserted claims under Section 15c(1)(A), Section 10b, and Rule 10b-5 of the Exchange Act and Sections 17a(1), 17a(2), and 17a(3) of the Securities Act. The claims are based upon both alleged misrepresentations and omissions in connection with the sale of the CDOs to the school districts, as well as the allegedly unsuitable nature of the CDOs. On October 31, 2011, we filed a motion to dismiss the action for failure to state a claim. The District Court granted in part and denied in part our motion to dismiss, and as a result, the SEC has amended its complaint. We believe, based upon currently available information and review with outside counsel, that we have meritorious defenses to the SEC's lawsuit and intend to vigorously defend the SEC's claims.

We were named in a civil lawsuit filed in the Circuit Court of Milwaukee, Wisconsin (the "Wisconsin State Court") on September 29, 2008. The lawsuit was filed against our company, Stifel Nicolaus, as well as Royal Bank of Canada Europe Ltd. ("RBC"), and certain other RBC entities (collectively the "RBC entities") by the school districts and the individual trustees for other post-employment benefit ("OPEB") trusts established by those school districts (collectively the "Plaintiffs"). This lawsuit relates to the same transactions that are the subject of the SEC action noted above. As we previously disclosed, we entered into a settlement of the Plaintiffs' lawsuit against our company in March 2012. The settlement provides the potential for the Plaintiffs to obtain significant additional damages from the RBC entities. The school districts are continuing their lawsuit against RBC, and we are pursuing claims against the RBC entities to recover payments we have made to the school districts and for amounts owed to the OPEB trusts. Subsequent to the settlement, RBC asserted claims against the school districts and our company for fraud, negligent misrepresentation, strict liability misrepresentation, and information negligently provided for the guidance of others based upon our role in connection with the school districts' purchase of the CDOs. RBC has also asserted claims against our company for civil conspiracy and conspiracy to injure in business based upon our company's settlement with the school districts and pursuit of claims against the RBC entities. We believe we have meritorious legal and factual defenses to the claims asserted by RBC, and we intend to vigorously defend those claims.

TWP LLC FINRA Matter

On April 28, 2010, FINRA commenced an administrative proceeding against TWP involving a transaction undertaken by a former employee in which approximately $15.7 million of ARS were sold from a TWPG account to the accounts of three customers. FINRA alleged that TWP violated various NASD and FINRA rules, as well as Section 10(b) of the Securities Exchange Act and Rule 10b-5. TWP's answer denied the substantive allegations and asserted various affirmative defenses. TWP repurchased the ARS at issue from the customers at par. FINRA sought fines and other relief against TWP and the former employee.

On November 8, 2011, the FINRA hearing panel fined TWP $0.2 million for not having adequate supervisory procedures governing principal transactions in violation of NASD rules and ordered TWP to pay certain administrative fees and costs. The FINRA hearing panel dismissed all other charges against TWP and the former employee. On February 15, 2013, the National Adjudicatory Council dismissed FINRA's appeal, which affirmed the hearing panel's decision as the final decision of FINRA.

EDC Bond Issuance Matter

On January 16, 2012, our company and Stifel Nicolaus were named as defendants in a suit filed in Wisconsin state court with respect to Stifel Nicolaus' role as initial purchaser in a $50.0 million bond offering under Rule 144A in January 2008. The bonds were issued by the Lake of the Torches Economic Development Corporation ("EDC") in connection with certain new financing for the construction of a proposed new casino, as well as refinancing of indebtedness involving Lac Du Flambeau Band of Lake Superior Chippewa Indians (the "Tribe"), who are also defendants in the action, together with Godfrey & Kahn, S.C. ("G&K"), who served as both issuer's counsel and bond counsel in the transaction. In an action in federal court in Wisconsin related to the transaction, EDC was successful in its assertion that the bond indenture was void as an unapproved "management contract" under National Indian Gaming Commission regulations and that, accordingly, the Tribe's waiver of sovereign immunity contained in the indenture was void. After a remand from the Seventh Circuit Court of Appeals, a new federal action continues regarding the validity of the bond documents other than the bond indenture, and our company and Stifel Nicolaus are defendants in this new federal action.

Saybrook Tax Exempt Investors LLC, a qualified institutional buyer and the sole bondholder through its special purpose vehicle LDF Acquisition LLC (collectively, "Saybrook"), and Wells Fargo Bank, NA ("Wells Fargo"), indenture trustee for the bonds (collectively, "plaintiffs"), also brought a Wisconsin state court suit against EDC, our company, and G&K based on alleged misrepresentations about the enforceability of the indenture and the bonds and the waiver of sovereign immunity. The parties have agreed to stay the state court action until the federal court rules on whether it has jurisdiction over the new federal action. Saybrook is the plaintiff in the new federal action and in the state court action. The plaintiffs allege that G&K represented in various legal opinions issued in the transaction, as well as in other documents associated with the transaction, that (i) the bonds and indenture were legally enforceable obligations of EDC and (ii) EDC's waivers of sovereign immunity were valid. The claims asserted against us are for breaches of implied warranties of validity and title, securities fraud and statutory misrepresentation under Wisconsin state law, intentional and negligent misrepresentations relating to the validity of the bond documents and the Tribe's waiver of its sovereign immunity. To the extent EDC does not fully perform its obligations to Saybrook pursuant to the bonds, the plaintiffs seek a judgment for rescission, restitutionary damages, including the amounts paid by the plaintiffs for the bonds, and costs; alternatively, the plaintiffs seek to recover damages, costs, and attorneys' fees from us. On May 2, 2012, we filed a motion to dismiss all of the claims alleged against our company and Stifel Nicolaus in the new federal court action. The case is currently stayed while the federal court considers whether it has jurisdiction over the lawsuit. If the federal court determines it does not have jurisdiction, the action will continue in Wisconsin state court. While there can be no assurance that we will be successful, we believe we have meritorious legal and factual defenses to the matter, and we intend to vigorously defend the claims.

Lac Courte Orielles Tribal lawsuit

On December 13, 2012, the Lac Courte Oreilles Band of Lake Superior Chippewa Indians of Wisconsin (the "Tribe") filed a civil lawsuit against Stifel Nicolaus in the Tribe's Tribal Court (the "Tribal Lawsuit"). In December 2006, the Tribe issued two series of taxable municipal bonds as a means of raising revenue to fund various projects (the "2006 Bond Transaction"), including the refinancing of two series of bonds the Tribe issued in 2003. The Complaint alleges that we undertook to advise the Tribe regarding its financing options in 2006 but failed to disclose certain information before the 2006 Bond Transaction. On February 19, 2013 we filed a declaratory judgment action seeking to establish jurisdiction of the Tribal Lawsuit in the United States District Court for the Western District of Wisconsin. On February 20, 2013, we filed a motion to dismiss the Tribal Lawsuit, challenging the jurisdiction of the Tribal Court. We believe, based upon currently available information and review with outside counsel, that we have meritorious defenses to the Tribe's claims and intend to vigorously defend the allegations.

ITEM 4. MINE SAFTEY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol "SF." The closing sale price of our common stock as reported on the New York Stock Exchange on February 22, 2013, was $38.04. As of that date, our common stock was held by approximately 20,700 shareholders. The following table sets forth for the periods indicated the high and low trades for our common stock:

	2012		*2011*	
	High	*Low*	*High*	*Low*
First Quarter	$39.84	$32.02	$49.94	$40.68
Second Quarter	38.65	29.33	48.91	34.97
Third Quarter	36.44	28.10	40.44	23.09
Fourth Quarter	35.18	28.80	34.50	23.72

We did not pay cash dividends during 2012 or 2011 and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock is subject to several factors, including operating results, financial requirements of our company, and the availability of funds from our subsidiaries. See Note 20 of the Notes to Consolidated Financial Statements for more information on the capital restrictions placed on our broker-dealer subsidiaries and Stifel Bank.

Securities Authorized for Issuance Under Equity Compensation Plans

Information about securities authorized for issuance under our equity compensation plans is contained in Item 12 – "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Issuer Purchases of Equity Securities

The following table sets forth information with respect to purchases made by or on behalf of Stifel Financial Corp. or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of our common stock during the quarter ended December 31, 2012.

	Total Number of Shares Purchased	*Average Price Paid Per Share*	*Total Number of Shares Purchased as Part of Publicly Announced Plans*	*Maximum Number of Shares That May Yet Be Purchased Under the Plan or Program*
October 1-31, 2012	—	$ —	—	4,032,854
November 1-30, 2012	75,000	29.56	75,000	3,957,854
December 1-31, 2012	—	—	—	3,957,854
	75,000	$29.56	75,000	

We have an ongoing authorization from the Board of Directors to repurchase our common stock in the open market or in negotiated transactions. At December 31, 2012, the maximum number of shares that may yet be purchased under this plan was 4.0 million.

Stock Performance Graph

Five-Year Shareholder Return Comparison

The graph below compares the cumulative stockholder return on our common stock with the cumulative total return of a Peer Group Index, the Standard & Poor's 500 Index ("S&P 500"), and the Securities Broker-Dealer Index for the five-year period ended December 31, 2012. The AMEX Securities Broker-Dealer Index consists of twelve firms in the brokerage sector. The Broker-Dealer Index does not include our company. The stock price information shown on the graph below is not necessarily indicative of future price performance.

The material in this report is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filings.

The following table and graph assume that $100.00 was invested on December 31, 2007, in our common stock, the Peer Group Index, the S&P 500 Index, and the AMEX Securities Broker-Dealer Index, with reinvestment of dividends.

	2008	2009	2010	2011	2012
Stifel Financial Corp.	$131	$169	$177	$137	$137
Peer Group	67	96	108	81	102
S&P 500 Index	63	80	92	94	109
AMEX Securities Broker-Dealer Index	37	55	59	40	45



Stifel Financial Corp. (growth of 37.0% & 6.5% CAGR*)
Peer Group (growth of 25.9% & 4.7% CAGR*)
S&P 500 Index (growth of 9.0% & 1.7% CAGR*)
AMEX Securities Broker-Dealer Index
(growth of -55.0% & -14.8% CAGR*)
$200
$150
$100
$50
$0
2007
2008
2009
2010
2011
2012

**Compound Annual Growth Rate*

The Peer Group Index consists of the following companies that serve the same markets as us and which compete with us in one or more markets:

FBR & Co.	Jefferies Group, Inc.	JMP Group, Inc.
KBW Inc.	Oppenheimer Holdings, Inc.	Raymond James Financial, Inc.
SWS Group, Inc.	Stifel Financial Corp.	Piper Jaffray Companies

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data (presented in thousands, except per share amounts) is derived from our consolidated financial statements. This data should be read in conjunction with the consolidated financial statements and notes thereto and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2012	*2011*	*2010*	*2009*	*2008*
Revenues:					
Commissions	**$ 512,976**	$ 561,081	$ 445,260	$ 345,520	$ 341,090
Principal transactions	**408,484**	343,213	453,533	458,188	293,285
Investment banking	**286,585**	199,584	218,104	125,807	83,710
Asset management and service fees	**257,981**	228,834	193,159	117,357	122,773
Interest	**109,776**	89,466	65,326	46,860	50,148
Other income/(loss)	**70,231**	19,731	19,855	9,138	(2,159)
Total revenues	**1,646,033**	1,441,909	1,395,237	1,102,870	888,847
Interest expense	**33,383**	25,347	13,211	12,234	18,510
Net revenues	**1,612,650**	1,416,562	1,382,026	1,090,636	870,337
Non-interest expenses:					
Compensation and benefits	**1,023,943**	900,421	1,056,202	718,115	582,778
Occupancy and equipment rental	**130,247**	121,929	115,742	89,741	67,984
Communications and office supplies	**80,941**	75,589	69,929	54,745	45,621
Commissions and floor brokerage	**30,870**	27,040	26,301	23,416	13,287
Other operating expenses	**120,777**	152,975	114,081	84,205	68,898
Total non-interest expenses	**1,386,778**	1,277,954	1,382,255	970,222	778,568
Income before income tax expense	**225,872**	138,608	(229)	120,414	91,769
Provision for income taxes/(benefit)	**87,299**	54,474	(2,136)	44,616	36,267
Net income	**$ 138,573**	$ 84,134	$ 1,907	$ 75,798	$ 55,502
Earnings per common share					
Basic	**$ 2.59**	$ 1.61	$ 0.04	$ 1.79	$ 1.54
Diluted	**$ 2.20**	$ 1.33	$ 0.03	$ 1.56	$ 1.32
Weighted-average number of common shares outstanding					
Basic	**53,563**	52,418	48,723	42,445	36,103
Diluted	**62,937**	63,058	57,672	48,441	42,109
Financial Condition					
Total assets	**$ 6,966,140**	$ 4,951,900	$ 4,213,115	$ 3,167,356	$ 1,558,145
Long-term obligations	**$ 471,810**	$ 89,457	$ 90,741	$ 101,979	$ 106,860
Shareholders' equity	**$ 1,494,661**	$ 1,302,105	$ 1,253,883	$ 873,446	$ 593,185

On March 7, 2011, our Board approved a 50% stock dividend, in the form of a three-for-two stock split, of our common stock payable on April 5, 2011 to shareholders of record as of March 22, 2011. All share and per share information has been retroactively adjusted to reflect the stock split.

The following items should be considered when comparing the data from year-to-year: 1) the acquisition of the UBS Acquired Locations during the third and fourth quarters of 2009; 2) the merger with TWPG on July 1, 2010; 3) the acceleration of our deferred compensation expense during 2010 as a result of the plan modification; 3) litigation-related expenses in 2011 associated with the civil lawsuit and related regulatory investigation in connection with the ongoing matter with five Southeastern Wisconsin school districts; 4) the acquisition of Stone & Youngberg on October 1, 2011; and 5) the realized and unrealized gains recognized on our investment in Knight Capital Group, Inc. during 2012. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," made part hereof, for a discussion of these items and other items that may affect the comparability of data from year-to-year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of our company should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K for the year ended December 31, 2012.

Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel Financial Corp. and its wholly owned subsidiaries.

Executive Summary

We operate as a financial services and bank holding company. We have built a diversified business serving private clients, institutional investors, and investment banking clients located across the country. Our principal activities are: (i) private client services, including securities transaction and financial planning services; (ii) institutional equity and fixed income sales, trading, and research, and municipal finance; (iii) investment banking services, including mergers and acquisitions, public offerings, and private placements; and (iv) retail and commercial banking, including personal and commercial lending programs.

Our core philosophy is based upon a tradition of trust, understanding, and studied advice. We attract and retain experienced professionals by fostering a culture of entrepreneurial, long-term thinking. We provide our private, institutional, and corporate clients quality, personalized service, with the theory that if we place clients' needs first, both our clients and our company will prosper. Our unwavering client and employee focus have earned us a reputation as one of the leading brokerage and investment banking firms off Wall Street. We have grown our business both organically and through opportunistic acquisitions.

We plan to maintain our focus on revenue growth with a continued appreciation for the development of quality client relationships. Within our private client business, our efforts will be focused on recruiting experienced financial advisors with established client relationships. Within our capital markets business, our focus continues to be on providing quality client management and product diversification. In executing our growth strategy, we will continue to seek out opportunities that allow us to take advantage of the consolidation among middle-market firms, whereby allowing us to increase market share in our private client and institutional group businesses.

Stifel Financial Corp. (the "Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), Stifel Bank & Trust ("Stifel Bank"), Stifel Nicolaus Europe Limited ("SNEL"), Century Securities Associates, Inc. ("CSA"), and Stifel Nicolaus Canada, Inc. ("SN Canada"), is principally engaged in retail brokerage; securities trading; investment banking; investment advisory; retail, consumer, and commercial banking; and related financial services. We have offices throughout the United States, two Canadian cities, and three European cities. Our major geographic area of concentration is the Midwest and Mid-Atlantic regions, with a growing presence in the Northeast, Southeast, and Western United States. Our principal customers are individual investors, corporations, municipalities, and institutions.

We plan to maintain our focus on revenue growth with a continued focus on developing quality relationships with our clients. Within our private client business, our efforts will be focused on recruiting experienced financial advisors with established client relationships. Within our institutional group business, our focus continues to be on providing quality client management and product diversification. In executing our growth strategy, we take advantage of the consolidation among middle-market firms, which we believe provides us opportunities in our Global Wealth Management and Institutional Group businesses.

Our ability to attract and retain highly skilled and productive employees is critical to the success of our business. Accordingly, compensation and benefits comprise the largest component of our expenses, and our performance is dependent upon our ability to attract, develop, and retain highly skilled employees who are motivated and committed to providing the highest quality of service and guidance to our clients.

Results for the year ended December 31, 2012

For the year ended December 31, 2012, our net revenues increased 13.8% to a record $1.61 billion compared to $1.42 billion in 2011, which represents our seventeenth consecutive annual increase in net revenues. Net income increased 64.7% to $138.6 million for the year ended December 31, 2012, compared to $84.1 million in 2011.

Our revenue growth was primarily attributable to higher investment banking revenues as a result of strong public finance activity and improved M&A revenues; increased principal transactions revenues as a result of strong fixed income trading volumes and tightening credit spreads; gains recognized on our investment in Knight Capital Group, Inc.; growth in asset management and service fees as a result of an increase in investment advisory revenues; and increased net interest revenues as a result of the growth of net interest-earning assets at Stifel Bank. The increase in revenue growth was offset by a decline in commission revenues.

The results for the year ended December 31, 2011, include litigation-related expenses associated with the civil lawsuit and related regulatory investigation in connection with the ongoing matter with five Southeastern Wisconsin school districts and certain merger-related expenses.

External Factors Impacting Our Business

Performance in the financial services industry in which we operate is highly correlated to the overall strength of economic conditions and financial market activity. Overall market conditions are a product of many factors, which are beyond our control and mostly unpredictable. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the demand for investment banking services as reflected by the number and size of equity and debt financings and merger and acquisition transactions, the volatility of the equity and fixed income markets, the level and shape of various yield curves, the volume and value of trading in securities, and the value of our customers' assets under management. The municipal underwriting market is challenging as state and local governments reduce their debt levels. Investors are showing a lack of demand for longer-dated municipals and are reluctant to take on credit or liquidity risks. Investor confidence has been dampened by continued uncertainty surrounding the U.S. fiscal and debt ceiling, the debt concerns in Europe, and sluggish employment growth.

Our overall financial results continue to be highly and directly correlated to the direction and activity levels of the United States equity and fixed income markets. At December 30, 2012, the key indicators of the markets' performance, the Dow Jones Industrial Average, S&P 500, and the NASDAQ closed 7.3%, 13.4%, and 15.9% higher than their December 31, 2011 closing prices, respectively.

As a participant in the financial services industry, we are subject to complicated and extensive regulation of our business. The recent economic and political environment has led to legislative and regulatory initiatives, both enacted and proposed, that could substantially intensify the regulation of the financial services industry and may significantly impact us. On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act will have a broad impact on the financial services industry and will impose significant new regulatory and compliance requirements, including the designation of certain financial companies as systemically significant, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector. The expectation is that this new legislation will significantly restructure and increase regulation in the financial services industry, which could increase our cost of doing business, change certain business practices, and alter the competitive landscape.

RESULTS OF OPERATIONS

The following table presents consolidated financial information for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			*Percentage Change*		*As a Percentage of Net Revenues for the Year Ended December 31,*		
	2012	*2011*	*2010*	*2012 vs. 2011*	*2011 vs. 2010*	*2012*	*2011*	*2010*
Revenues:								
Commissions	**$ 512,976**	$ 561,081	$ 445,260	**(8.6)%**	26.0 %	**31.8%**	39.6%	32.2 %
Principal transactions	**408,484**	343,213	453,533	**19.0**	(24.3)	**25.3**	24.2	32.8
Investment banking	**286,585**	199,584	218,104	**43.6**	(8.5)	**17.8**	14.1	15.8
Asset management and service fees	**257,981**	228,834	193,159	**12.7**	18.5	**16.0**	16.2	14.0
Interest	**109,776**	89,466	65,326	**22.7**	37.0	**6.8**	6.3	4.7
Other income	**70,231**	19,731	19,855	**255.9**	(0.6)	**4.4**	1.4	1.5
Total revenues	**1,646,033**	1,441,909	1,395,237	**14.2**	3.3	**102.1**	101.8	101.0
Interest expense	**33,383**	25,347	13,211	**31.7**	91.9	**2.1**	1.8	1.0
Net revenues	**1,612,650**	1,416,562	1,382,026	**13.8**	2.5	**100.0**	100.0	100.0
Non-interest expenses:								
Compensation and benefits	**1,023,943**	900,421	1,056,202	**13.7**	(14.7)	**63.5**	63.6	76.4
Occupancy and equipment rental	**130,247**	121,929	115,742	**6.8**	5.3	**8.1**	8.6	8.4
Communication and office supplies	**80,941**	75,589	69,929	**7.1**	8.1	**5.0**	5.3	5.1
Commissions and floor brokerage	**30,870**	27,040	26,301	**14.2**	2.8	**1.9**	1.9	1.9
Other operating expenses	**120,777**	152,975	114,081	**(21.0)**	34.1	**7.5**	10.8	8.3
Total non-interest expenses	**1,386,778**	1,277,954	1,382,255	**8.5**	(7.5)	**86.0**	90.2	100.1
Income before income taxes	**225,872**	138,608	(229)	**63.0**	*	**14.0**	9.8	(0.1)
Provision for income taxes/(benefit)	**87,299**	54,474	(2,136)	**60.3**	*	**5.4**	3.9	(0.2)
Net income	**$ 138,573**	$ 84,134	$ 1,907	**64.7 %**	* %	**8.6%**	5.9%	0.1 %

* Percentage not meaningful.

NET REVENUES

The following table presents consolidated net revenues for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			*Percentage Change*	
	2012	*2011*	*2010*	*2012 vs. 2011*	*2011 vs. 2010*
Revenues:					
Commissions	**$ 512,976**	$ 561,081	$ 445,260	**(8.6)%**	26.0 %
Principal transactions	**408,484**	343,213	453,533	**19.0**	(24.3)
Investment banking:					
Capital raising	**190,502**	124,648	135,898	**52.8**	(8.3)
Advisory	**96,083**	74,936	82,206	**28.2**	(8.8)
	286,585	199,584	218,104	**43.6**	(8.5)
Asset management and service fees	**257,981**	228,834	193,159	**12.7**	18.5
Net interest	**76,393**	64,119	52,115	**19.1**	23.0
Other income	**70,231**	19,731	19,855	**255.9**	(0.6)
Total net revenues	**$ 1,612,650**	$1,416,562	$ 1,382,026	**13.8 %**	2.5 %

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

Except as noted in the following discussion of variances, the underlying reasons for the increase in net revenues can be attributed principally to the increased number of private client group offices and financial advisors in our Global Wealth Management segment and the increased number of revenue producers in our Institutional Group segment. The increase in net revenues for the year ended December 31, 2012, is attributable to the previously mentioned factors.

Commissions – Commission revenues are primarily generated from agency transactions in OTC and listed equity securities, insurance products, and options. In addition, commission revenues also include distribution fees for promoting and distributing mutual funds.

For the year ended December 31, 2012, commission revenues decreased 8.6% to $513.0 million from $561.1 million in 2011. The decrease in commission revenues is primarily attributable to a decrease in OTC transactions from the comparable period in 2011.

Principal transactions – For the year ended December 31, 2012, principal transactions revenues increased 19.0% to $408.5 million from $343.2 million in 2011. The increase in principal transactions revenues is primarily attributable to improved fixed income institutional brokerage revenues as a result of strong trading volumes and improved credit spreads.

Investment banking – Investment banking revenues include: (i) capital-raising revenues representing fees earned from the underwriting of debt and equity securities, and (ii) strategic advisory fees related to corporate debt and equity offerings, municipal debt offerings, mergers and acquisitions, private placements, and other investment banking advisory fees.

For the year ended December 31, 2012, investment banking revenues increased 43.6%, to $286.6 million from $199.6 million in 2011. The increase in investment banking revenues is primarily attributable to an increase in capital-raising revenues, which is primarily attributable to improved equity capital markets, strong public finance activity aided by our acquisition of Stone & Youngberg in October 2011, and an increase in advisory fees as a result of an increase in M&A activity.

Capital-raising revenues increased 52.8% to $190.5 million for the year ended December 31, 2012, from $124.6 million in 2011.

For the year ended December 31, 2012, fixed income capital-raising revenues increased 107.6% to $55.4 million from $26.6 million in 2011. For the year ended December 31, 2012, equity capital raising increased 37.9% to $135.1 million from $98.0 million in 2011.

Strategic advisory fees increased 28.2% to $96.1 million for the year ended December 31, 2012, from $74.9 million in 2011.

Asset management and service fees – Asset management and service fees include fees for asset-based financial services provided to individuals and institutional clients. Investment advisory fees are charged based on the value of assets in fee-based accounts. Asset management and service fees are affected by changes in the balances of client assets due to market fluctuations and levels of net new client assets.

For the year ended December 31, 2012, asset management and service fee revenues increased 12.7% to $258.0 million from $228.8 million in 2011. The increase is primarily a result of an increase in the value of assets in fee-based accounts and the number of managed accounts from December 31, 2011, as a result of market performance. See "Assets in fee-based accounts" included in the table in "Results of Operations – Global Wealth Management."

Other income – For the year ended December 31, 2012, other income increased 255.9% to $70.2 million from $19.7 million in 2011. Other income primarily includes investment gains, including gains on our private equity investments, and mortgage banking fee income. The increase in other income is primarily attributable to $39.0 million in realized and unrealized gains recognized on our investment in Knight Capital Group, Inc.

Year Ended December 31, 2011 Compared With Year Ended December 31, 2010

Except as noted in the following discussion of variances, the underlying reasons for the increase in net revenues can be attributed principally to the increased number of private client group offices and financial advisors in our Global Wealth Management segment and the increased number of revenue producers in our Institutional Group segment. The increase in net revenues for the year ended December 31, 2011, is attributable to the previously mentioned factors and the acquisition of TWPG on July 1, 2010. The operations of TWPG were integrated with Stifel Nicolaus immediately after the merger; therefore, the results of the business, as acquired, does not exist as a discrete entity within our internal reporting structure.

Commissions – Commission revenues are primarily generated from agency transactions in OTC and listed equity securities, insurance products, and options. In addition, commission revenues also include distribution fees for promoting and distributing mutual funds.

For the year ended December 31, 2011, commission revenues increased 26.0% to $561.1 million from $445.3 million in 2010. The increase is primarily attributable to an increase in client assets and higher productivity.

Principal transactions – For the year ended December 31, 2011, principal transactions revenues decreased 24.3% to $343.2 million from $453.5 million in 2010. The decrease is primarily attributable to a decline in fixed income institutional brokerage revenues, which was negatively impacted by the challenging market conditions present throughout 2011.

In addition to the items impacting our commissions and principal transactions, as described above, a portion of the increase in commissions and corresponding decrease in principal transactions was attributable to a change in classification of certain equity trades that were recorded as principal transactions during the year ended December 31, 2010, that are now being recorded as commission revenues as a result of regulatory changes.

Asset management and service fees – Asset management and service fees include fees for asset-based financial services provided to individuals and institutional clients. Investment advisory fees are charged based on the value of assets in fee-based accounts. Asset management and service fees are affected by changes in the balances of client assets due to market fluctuations and levels of net new client assets.

For the year ended December 31, 2011, asset management and service fee revenues increased 18.5% to $228.8 million from $193.2 million in 2010. The increase is primarily a result of an increase in the value of assets in fee-based accounts and the number of managed accounts from December 31, 2010, as a result of market performance, offset by a reduction in fees for money-fund balances due to the waiving of fees by certain fund managers. In addition, asset management and service fee revenues for the year ended December 31, 2011, were positively impacted by the addition of the TWPG asset management business starting on July 1, 2010. See "Assets in fee-based accounts" included in the table in "Results of Operations – Global Wealth Management."

Investment banking – Investment banking revenues include: (i) capital-raising revenues representing fees earned from the underwriting of debt and equity securities, and (ii) strategic advisory fees related to corporate debt and equity offerings, municipal debt offerings, mergers and acquisitions, private placements, and other investment banking advisory fees.

For the year ended December 31, 2011, investment banking revenues decreased 8.5%, to $199.6 million from $218.1 million in 2010. The decrease is primarily attributable to a decrease in capital-raising and advisory fees as a result of the challenging market conditions that existed during 2011.

Capital-raising revenues decreased 8.3% to $124.6 million for the year ended December 31, 2011, from $135.9 million in 2010.

For the year ended December 31, 2011, equity capital raising decreased 9.6% to $98.0 million from $108.4 million in 2010. For the year ended December 31, 2011, fixed income capital-raising revenues decreased 2.9% to $26.6 million from $27.5 million in 2010.

Strategic advisory fees decreased 8.8% to $74.9 million for the year ended December 31, 2011, from $82.2 million in 2010.

Other income – For the year ended December 31, 2011, other income decreased 0.6% to $19.7 million from $19.9 million in 2010. The decrease is primarily attributable to lower investment gains recognized during 2011, offset by an increase in mortgage banking fee income due to the increase in loan originations at Stifel Bank.

NET INTEREST INCOME

The following tables present average balance data and operating interest revenue and expense data, as well as related interest yields for the periods indicated *(in thousands, except rates)*:

	For the Year Ended								
	December 31, 2012			*December 31, 2011*			*December 31, 2010*		
	Average Balance	*Interest Income / Expense*	*Average Interest Rate*	*Average Balance*	*Interest Income / Expense*	*Average Interest Rate*	*Average Balance*	*Interest Income / Expense*	*Average Interest Rate*
Interest-earning assets:									
Margin balances (Stifel Nicolaus)	**$ 488,899**	**$ 19,079**	**3.90%**	$ 456,208	$18,681	4.09%	$ 385,040	$16,532	4.29%
Interest-earning assets (Stifel Bank)*	**2,867,628**	**74,864**	**2.60**	1,937,683	56,970	2.94	1,293,339	35,146	2.72
Other (Stifel Nicolaus)		**15,833**			13,815			13,648	
Total interest revenue		**$109,776**			$89,466			$65,326	
Interest-bearing liabilities:									
Short-term borrowings (Stifel Nicolaus)	**$ 184,413**	**$ 2,029**	**1.10%**	$ 199,613	$ 2,296	1.15%	$ 108,784	$ 1,102	1.01%
Interest-bearing liabilities (Stifel Bank)*	**2,665,523**	**15,013**	**0.56**	1,805,544	16,731	0.93	1,191,747	5,188	0.44
Stock loan (Stifel Nicolaus)	**137,284**	**216**	**0.16**	124,130	369	0.30	69,507	262	0.38
Senior notes (Stifel Financial)	**168,989**	**12,431**	**7.36**	—	—	—	—	—	—
Interest-bearing liabilities (Capital Trusts)	**82,500**	**2,956**	**3.58**	82,500	3,929	4.76	82,500	5,077	6.15
Other (Stifel Nicolaus)		**738**			2,022			1,582	
Total interest expense		**33,383**			25,347			13,211	
Net interest income		**$ 76,393**			$64,119			$52,115	

*See Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Rate Differential table included in "Results of Operations – Global Wealth Management" for additional information on Stifel Bank's average balances and interest income and expense.

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

Net interest income – Net interest income is the difference between interest earned on interest-earning assets and interest paid on funding sources. Net interest income is affected by changes in the volume and mix of these assets and liabilities, as well as by fluctuations in interest rates and portfolio management strategies. For the year ended December 31, 2012, net interest income increased 19.1% to $76.4 million from $64.1 million in 2011.

For the year ended December 31, 2012, interest revenue increased 22.7% to $109.8 million from $89.5 million in 2011, principally as a result of a $17.9 million increase in interest revenue generated from the interest-earning assets of Stifel Bank. The average interest-earning assets of Stifel Bank increased to $2.9 billion during the year ended December 31, 2012, compared to $1.9 billion in 2011 at weighted-average interest rates of 2.60% and 2.94%, respectively.

For the year ended December 31, 2012, interest expense increased 31.7% to $33.4 million from $25.3 million in 2011. The increase is primarily attributable to the interest expense associated with our $325.0 million senior notes, offset by a reduction in interest expense on $47.5 million of our debentures to Stifel Financial Capital Trusts, whose interest rates switched from fixed rate of 6.8% per year to a floating rate equal to the three-month LIBOR plus 1.85% per annum during 2012.

Year Ended December 31, 2011 Compared With Year Ended December 31, 2010

Net interest income – For the year ended December 31, 2011, net interest income increased to $64.1 million from $52.1 million in 2010.

For the year ended December 31, 2011, interest revenue increased 37.0% to $89.5 million from $65.3 million in 2010, principally as a result of an $21.8 million increase in interest revenue generated from the interest-earning assets of Stifel Bank and a $2.1 million increase in interest revenue from customer margin borrowing. The average interest-earning assets of Stifel Bank increased to $1.9 billion during the year ended December 31, 2011, compared to $1.3 billion in 2010 at weighted-average interest rates of 2.94% and 2.72%, respectively. The average margin balances of Stifel Nicolaus increased to $456.2 million during the year ended December 31, 2011, compared to $385.0 million in 2010 at weighted-average interest rates of 4.09% and 4.29%, respectively.

For the year ended December 31, 2011, interest expense increased 91.9% to $25.3 million from $13.2 million in 2010. The increase is primarily attributable to an increase in interest expense on interest-bearing liabilities of Stifel Bank and increased interest expense paid on borrowings from our unsecured line of credit during the year ended December 31, 2011, offset by a reduction in interest expense on the $35.0 million Cumulative Trust Preferred Security offered by Stifel Financial Capital Trust II, whose interest rate switched from a fixed rate of 6.38% per year to a floating rate equal to the three-month London Interbank Offered Rate ("LIBOR") plus 1.70% on an annual basis beginning on September 30, 2010. See "Net Interest Income" table above for more details. For a further discussion of interest expense see "Net Interest Income – Stifel Bank" below.

NON-INTEREST EXPENSES

The following table presents consolidated non-interest expenses for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change	
				2012 vs. 2011	2011 vs. 2010
	2012	2011	2010		
Non-interest expenses:					
Compensation and benefits	$1,023,943	$ 900,421	$ 1,056,202	13.7 %	(14.7)%
Occupancy and equipment rental	130,247	121,929	115,742	6.8	5.3
Communications and office supplies	80,941	75,589	69,929	7.1	8.1
Commissions and floor brokerage	30,870	27,040	26,301	14.2	2.8
Other operating expenses	120,777	152,975	114,081	(21.0)	34.1
Total non-interest expenses	$1,386,778	$ 1,277,954	$ 1,382,255	8.5 %	(7.5)%

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

Except as noted in the following discussion of variances, the underlying reasons for the increase in non-interest expenses can be attributed principally to our continued expansion and increased administrative overhead to support the growth in our segments.

Compensation and benefits – Compensation and benefits expenses, which are the largest component of our expenses, include salaries, bonuses, transition pay, benefits, amortization of stock-based compensation, employment taxes, and other employee-related costs. A significant portion of compensation expense is comprised of production-based variable compensation, including discretionary bonuses, which fluctuates in proportion to the level of business activity, increasing with higher revenues and operating profits. Other compensation costs, including base salaries, stock-based compensation amortization, and benefits, are more fixed in nature.

For the year ended December 31, 2012, compensation and benefits expense increased 13.7%, or $123.5 million, to $1.02 billion from $900.4 million in 2011 The increase in compensation and benefits expense is primarily attributable to the following: 1) increased variable compensation as a result of increased revenue production and profitability; 2) increased fixed compensation for the additional administrative support staff; 3) additional incentive compensation associated with our investment in Knight Capital Group, Inc.; and 4) an increase in deferred compensation expense as a result of the acceleration of the vesting period for unit grants awarded to newly retirement-eligible employees during the first quarter of 2012.

Compensation and benefits expense as a percentage of net revenues was 63.5% for the year ended December 31, 2012, compared to 63.6% for the year ended December 31, 2011.

For the year ended December 31, 2012, transition pay, principally in the form of upfront notes, signing bonuses, and retention awards in connection with our continuing expansion efforts, was $80.9 million (5.0% of net revenues), compared to $70.9 million (5.0% of net revenues) in 2011. The upfront notes are amortized over a five- to ten-year period.

Occupancy and equipment rental – For the year ended December 31, 2012, occupancy and equipment rental expense increased 6.8% to $130.2 million from $121.9 million during the year ended December 31, 2011. The increase is primarily due to the increase in rent and depreciation expense due primarily to an increase in office locations. As of December 31, 2012, we have 340 locations compared to 320 at December 31, 2011.

Communications and office supplies – Communications expense includes costs for telecommunication and data transmission, primarily for obtaining third-party market data information. For the year ended December 31, 2012, communications and office supplies expense increased 7.1% to $80.9 million from $75.6 million in 2011. The increase is primarily attributable to increased telecommunications costs as a result of the growth of the business.

Commissions and floor brokerage – For the year ended December 31, 2012, commissions and floor brokerage expense increased 14.2% to $30.9 million from $27.0 million in 2011. The increase is primarily attributable to the growth of the business.

Other operating expenses – Other operating expenses primarily include license and registration fees, litigation-related expenses, which consist of amounts we reserve and/or pay related to legal and regulatory matters, travel and entertainment, promotional expenses, and expenses for professional services.

For the year ended December 31, 2012, other operating expenses decreased 21.0% to $120.8 million from $153.0 million during the year ended December 31, 2011, which included $45.5 million of litigation-related expenses associated with the civil lawsuit and related regulatory investigation in connection with the ongoing matter with five Southeastern Wisconsin school districts. Excluding the litigation-related expenses, other operating expenses increased 12.3% from 2011.

The increase is attributable to increased legal expenses, professional fees, conference expenses, and travel and promotion expenses. The increase in legal expenses is attributable to a number of factors, including costs to defend regulatory matters, customer claims, and industry recruiting claims. We are subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters.

Provision for income taxes – For the year ended December 31, 2012, our provision for income taxes was $87.3 million, representing an effective tax rate of 38.6%, compared to $54.5 million in 2011, representing an effective tax rate of 39.3%.

Year Ended December 31, 2011 Compared With Year Ended December 31, 2010

Except as noted in the following discussion of variances, the underlying reasons for the increase in non-interest expenses can be attributed principally to our continued expansion and increased administrative overhead to support the growth in our segments. The increases in non-interest expenses for the year ended December 31, 2011, is also attributable to the acquisition of TWPG on July 1, 2010.

Compensation and benefits – Compensation and benefits expenses, which are the largest component of our expenses, include salaries, bonuses, transition pay, benefits, amortization of stock-based compensation, employment taxes, and other employee-related costs. A significant portion of compensation expense is comprised of production-based variable compensation, including discretionary bonuses, which fluctuates in proportion to the level of business activity, increasing with higher revenues and operating profits. Other compensation costs, including base salaries, stock-based compensation amortization, and benefits, are more fixed in nature.

For the year ended December 31, 2011, compensation and benefits expense decreased 14.7%, or $155.8 million, to $900.4 million from $1.1 billion in 2010, which included $186.3 million related to the modification of the company's deferred compensation plan and merger-related expenses. Excluding the acceleration of deferred compensation expense and merger-related expenses, compensation and benefits expense increased 3.3% from 2010. The increase is primarily attributable to increased base salaries and additional compensation expense from the acquisition of TWPG.

Compensation and benefits expense as a percentage of net revenues was 63.6% for the year ended December 31, 2011. Excluding the acceleration of deferred compensation expenses and merger-related expenses, compensation and benefits expense as a percentage of net revenues was 62.9% for the year ended December 31, 2010.

For the year ended December 31, 2011, transition pay, principally in the form of upfront notes, signing bonuses, and retention awards in connection with our continuing expansion efforts, was $70.9 million (5.0% of net revenues), compared to $79.8 million (5.8% of net revenues) in 2010. The upfront notes are amortized over a five- to ten-year period. The decrease in transition pay is primarily attributable to a reduction in unit amortization expense resulting from the modification of our deferred compensation plan in 2010.

Occupancy and equipment rental – For the year ended December 31, 2011, occupancy and equipment rental expense increased 5.3% to $121.9 million from $115.7 million during the year ended December 31, 2010. The increase is primarily due to the increase in rent and depreciation expense due primarily to an increase in office locations. As of December 31, 2011, we have 320 locations compared to 312 at December 31, 2010.

Communications and office supplies – Communications expense includes costs for telecommunication and data transmission, primarily for obtaining third-party market data information. For the year ended December 31, 2011, communications and office supplies expense increased 8.1% to $75.6 million from $69.9 million in 2010. The increase is primarily attributable to increased telecommunications costs as a result of the growth of the business.

Commissions and floor brokerage – For the year ended December 31, 2011, commissions and floor brokerage expense increased 2.8% to $27.0 million from $26.3 million in 2010. The increase is primarily attributable to growth of the business.

Other operating expenses – Other operating expenses primarily include license and registration fees, litigation-related expenses, which consist of amounts we reserve and/or pay out related to legal and regulatory matters, travel and entertainment, promotional expenses, and expenses for professional services.

For the year ended December 31, 2011, other operating expenses increased 34.1% to $153.0 million from $114.1 million during the year ended December 31, 2010. The increase in other operating expenses over the prior year period is primarily attributable to an increase in litigation-related expenses associated with the civil lawsuit and related regulatory investigation in connection with the ongoing matter with five Southeastern Wisconsin school districts. For a discussion of our legal matters, including the OPEB litigation, see Item 3, "Legal Proceedings." Excluding the litigation-related expenses of $45.4 million in 2011 and the merger-related expenses of $8.7 million in 2010, other operating expenses increased 2.1% from 2010.

The increase is also attributable to increased legal expenses, professional fees, conference expenses, and travel and promotion expenses. The increase in legal expenses is attributable to a number of factors, including significant litigation and regulatory matters, and an increase in the number of customer claims, as well as litigation costs to defend industry recruiting claims. We are subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters.

Provision for income taxes – For the year ended December 31, 2011, our provision for income taxes was $54.5 million, representing an effective tax rate of 39.3%, compared to a benefit of $2.1 million in 2010. The 2010 provision was impacted by state tax adjustments, a change in the valuation allowance, and an increase in the rate applied to the Company's deferred tax assets.

SEGMENT ANALYSIS

Our reportable segments include Global Wealth Management, Institutional Group, and Other.

Our Global Wealth Management segment consists of two businesses, the Private Client Group and Stifel Bank. The Private Client Group includes branch offices and independent contractor offices of our broker-dealer subsidiaries located throughout the United States, primarily in the Midwest and Mid-Atlantic regions with a growing presence in the Northeast, Southeast, and Western United States. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, as well as offering banking products to their private clients through Stifel Bank, which provides residential, consumer, and commercial lending, as well as Federal Depository Insurance Corporation ("FDIC")-insured deposit accounts to customers of our broker-dealer subsidiaries and to the general public.

The success of our Global Wealth Management segment is dependent upon the quality of our products, services, financial advisors, and support personnel, including our ability to attract, retain, and motivate a sufficient number of these associates. We face competition for qualified associates from major financial services companies, including other brokerage firms, insurance companies, banking institutions, and discount brokerage firms. Segment operating income and segment pre-tax operating margin are used to evaluate and measure segment performance by our management team in deciding how to allocate resources and in assessing performance.

The Institutional Group segment includes institutional sales and trading. It provides securities brokerage, trading, and research services to institutions with an emphasis on the sale of equity and fixed income products. This segment also includes the management of and participation in underwritings for both corporate and public finance (exclusive of sales credits generated through the private client group, which are included in the Global Wealth Management segment), merger and acquisition, and financial advisory services.

The success of our Institutional Group segment is dependent upon the quality of our personnel, the quality and selection of our investment products and services, pricing (such as execution pricing and fee levels), and reputation. Segment operating income and segment pre-tax operating margin are used to evaluate and measure segment performance by our management team in deciding how to allocate resources and in assessing performance.

The Other segment includes interest income from stock borrow activities, unallocated interest expense, interest income and gains and losses from investments held, and all unallocated overhead cost associated with the execution of orders; processing of securities transactions; custody of client securities; receipt, identification, and delivery of funds and securities; compliance with regulatory and legal requirements; internal financial accounting and controls; and general administration.

Results of Operations – Global Wealth Management

The following table presents consolidated financial information for the Global Wealth Management segment for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			*Percentage Change*		*As a Percentage of Net Revenues for the Year Ended December 31,*		
	2012	*2011*	*2010*	*2012 vs. 2011*	*2011 vs. 2010*	*2012*	*2011*	*2010*
Revenues:								
Commissions	**$ 361,884**	$ 371,046	$ 321,541	**(2.5)%**	15.4 %	**36.4%**	40.9%	38.2%
Principal transactions	**228,221**	209,962	239,851	**8.7**	(12.5)	**22.9**	23.1	28.4
Asset management and service fees	**257,257**	228,045	192,073	**12.8**	18.7	**25.9**	25.1	22.8
Interest	**97,091**	79,083	54,543	**22.8**	45.0	**9.8**	8.7	6.5
Investment banking	**45,254**	20,475	22,768	**121.0**	(10.1)	**4.5**	2.3	2.7
Other income	**23,215**	21,442	22,202	**8.3**	(3.4)	**2.3**	2.3	2.6
Total revenues	**1,012,922**	930,053	852,978	**8.9**	9.0	**101.8**	102.4	101.2
Interest expense	**17,733**	21,895	9,709	**(19.0)**	125.5	**1.8**	2.4	1.2
Net revenues	**995,189**	908,158	843,269	**9.6**	7.7	**100.0**	100.0	100.0
Non-interest expenses:								
Compensation and benefits	**578,652**	528,835	503,456	**9.4**	5.0	**58.1**	58.2	59.7
Occupancy and equipment rental	**63,162**	61,548	60,886	**2.6**	1.1	**6.3**	6.8	7.2
Communication and office supplies	**36,217**	34,170	31,356	**6.0**	9.0	**3.6**	3.8	3.7
Commissions and floor brokerage	**12,999**	11,729	12,126	**10.8**	(3.3)	**1.3**	1.3	1.5
Other operating expenses	**35,976**	36,494	41,422	**(1.4)**	(11.9)	**3.7**	4.0	4.9
Total non-interest expenses	**727,006**	672,776	649,246	**8.1**	3.6	**73.0**	74.1	77.0
Income before income taxes	**$ 268,183**	$ 235,382	$ 194,023	**13.9 %**	21.3 %	**27.0%**	25.9%	23.0%

	December 31, 2012	December 31, 2011	December 31, 2010
Branch offices (actual)	**307**	291	285
Financial advisors (actual)	**1,890**	1,833	1,775
Independent contractors (actual)	**151**	154	160
Assets in fee-based accounts			
Value (in thousands)	**$20,787,676**	$18,415,613	$14,800,052
Number of accounts (actual)	**80,855**	70,314	57,269

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

NET REVENUES

For the year ended December 31, 2012, Global Wealth Management net revenues increased 9.6% to a record $995.2 million from $908.2 million in 2011. The increase in net revenues for the year ended December 31, 2012, from 2011 is attributable to growth in asset management and service fees as a result of an increase in assets under management through market performance; higher investment banking revenues; increased principal transactions revenues as a result of strong trading volumes and tightening credit spreads; and increased net interest revenues as a result of the growth of net interest-earning assets at Stifel Bank, offset by a decline in commission revenues. The difficult market conditions have impacted the commission revenues derived from our retail clients during 2012.

Commissions – For the year ended December 31, 2012, commission revenues decreased 2.5% to $361.9 million from $371.0 million in 2011. The decrease in commission revenues is primarily attributable to a decrease in agency transactions, primarily equities and insurance products.

Principal transactions – For the year ended December 31, 2012, principal transactions revenues increased 8.7% to $228.2 million from $210.0 million in 2011. The increase in principal transactions revenues is primarily attributable to increased volumes in fixed income products from 2011.

Asset management and service fees – For the year ended December 31, 2012, asset management and service fees increased 12.8% to $257.3 million from $228.0 million in 2011. The increase in asset management and service fess is primarily a result of an increase in investment advisory revenues. The value of assets in fee-based accounts increased 12.9% from December 31, 2011, of which approximately 32% is attributable to net inflows and approximately 68% is attributable to market appreciation. See "Assets in fee-based accounts" included in the table above for further details.

Interest revenue – For the year ended December 31, 2012, interest revenue increased 22.8% to $97.1 million from $79.1 million in 2011. The increase in interest revenue is primarily attributable to the growth of the interest-earning assets of Stifel Bank and increased interest rates on our investment portfolio. See "Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Rate Differential" below for a further discussion of the changes in net interest income.

Investment banking – Investment banking, which represents sales credits for investment banking underwritings, increased 121.0% to $45.3 million from $20.5 million in 2011. See "Investment banking" in the Institutional Group segment discussion for information on the changes in investment banking revenues.

Other income – For the year ended December 31, 2012, other income increased 8.3% to $23.2 million from $21.4 million in 2011. The increase in other income is primarily attributable to an increase in mortgage banking fees due to the increase in loan originations and sales at Stifel Bank and an increase in investment gains from 2011.

Interest expense – For the year ended December 31, 2012, interest expense decreased 19.0% to $17.7 million from $21.9 million in 2011. The decrease in interest expense is primarily attributable to a decrease in interest expense on the interest-bearing liabilities at Stifel Bank, as a result of lower interest rates.

NON-INTEREST EXPENSES

For the year ended December 31, 2012, Global Wealth Management non-interest expenses increased 8.1% to $727.0 million from $672.8 million in 2011.

The fluctuations in non-interest expenses, discussed below, were primarily attributable to the continued growth of our Private Client Group during 2012. As of December 31, 2012, we had 307 branch offices compared to 291 at December 31, 2011. In addition, since December 31, 2011, we have added 172 financial advisors and 217 support staff.

Compensation and benefits – For the year ended December 31, 2012, compensation and benefits expense increased 9.4% to $578.7 million from $528.8 million in 2011. The increase in compensation and benefits expense is principally due to increased variable compensation as a result of increased production due to the growth in the number of financial advisors and fixed compensation for the additional administrative support staff.

Compensation and benefits expense as a percentage of net revenues decreased to 58.1% for the year ended December 31, 2012, compared to 58.2% in 2011. The decrease in compensation and benefits expense as a percent of net revenues is primarily attributable to the increase in net revenues.

Transition pay consists of upfront notes, which are amortized over a five- to ten-year period, signing bonuses and retention awards, and increased overhead in connection with our continued expansion efforts. Transition pay was $63.3 million (6.4% of net revenues) for the year ended December 31, 2012, compared to $58.3 million (6.4% of net revenues) in 2011.

Occupancy and equipment rental – For the year ended December 31, 2012, occupancy and equipment rental expense increased 2.6% to $63.2 million from $61.5 million in 2011. The increase is primarily due to the increase in rent and depreciation expense due primarily to an increase in branch offices.

Communications and office supplies – For the year ended December 31, 2012, communications and office supplies expense increased 6.0% to $36.2 million from $34.2 million in 2011. The increase is primarily attributable to increased telecommunications costs as a result of the growth of the business.

Commissions and floor brokerage – For the year ended December 31, 2012, commissions and floor brokerage expense increased 10.8% to $13.0 million from $11.7 million in 2011. The increase in commissions and floor brokerage expense is primarily attributable to costs associated with the conversion of customer accounts to a new omnibus platform during the first quarter of 2012, offset by lower clearing fees which are generally correlated with the decrease in commission revenues.

Other operating expenses – For the year ended December 31, 2012, other operating expenses decreased 1.4% to $36.0 million from $36.5 million in 2011. The decrease in other operating expenses is primarily attributable to a reduction in legal expenses and professional fees from 2011, offset by an increase in license and registration fees and subscriptions as a result of the continued growth of the business.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2012, income before income taxes increased $32.8 million, or 13.9%, to $268.2 million from $235.4 million in 2011. Profit margins have improved as a result of the increase in revenue growth, improved productivity, and a reduction in other operating expenses. The increase in profit margins is primarily attributable to the elimination of start-up costs and efficiencies gained at the new branches opened during 2011.

Year Ended December 31, 2011 Compared With Year Ended December 31, 2010

NET REVENUES

For the year ended December 31, 2011, Global Wealth Management net revenues increased 7.7% to a record $908.2 million from $843.3 million in 2010. The increase in net revenues for the year ended December 31, 2011 from 2010 is attributable to higher commission revenues as a result of increased client assets and higher productivity; increased net interest revenues as a result of the growth of net interest-earning assets at Stifel Bank; and growth in asset management and service fees as a result of an increase in assets under management through market performance. The increase in revenue growth was offset by a decline in principal transactions revenue as a result of lower trading volumes.

Commissions – For the year ended December 31, 2011, commission revenues increased 15.4% to $371.0 million from $321.5 million in 2010. The increase is primarily attributable to an increase in agency transactions in equities, mutual funds, and insurance products, which is the direct result of an increase in the number of financial advisors, client assets, and higher productivity.

Principal transactions – For the year ended December 31, 2011, principal transactions revenues decreased 12.5% to $210.0 million from $239.9 million in 2010. The decrease is primarily attributable to decreased principal transactions, primarily in corporate equity.

Asset management and service fees – For the year ended December 31, 2011, asset management and service fees increased 18.7% to $228.0 million from $192.1 million in 2010. The increase is primarily a result of a 16.8% increase in the value of assets in fee-based accounts from December 31, 2010, and a 20.7% increase in the number of managed accounts attributable principally to the continued growth of the private client group, offset by a reduction in fees for money-fund balances due to the waiving of fees by certain fund managers. In addition, asset management and service fee revenues for the year ended December 31, 2011, were positively impacted by the addition of the TWPG asset management business starting on July 1, 2010. See "Assets in fee-based accounts" included in the table above for further details.

Interest revenue – For the year ended December 31, 2011, interest revenue increased 45.0% to $79.1 million from $54.5 million in 2010. The increase is primarily due to the growth of the interest-earning assets of Stifel Bank. See "Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Rate Differential" below for a further discussion of the changes in net interest income. The increase is also attributable to an increase in interest revenue from customer margin borrowing to finance trading activity.

Investment banking – Investment banking, which represents sales credits for investment banking underwritings, decreased 10.1% to $20.5 million from $22.8 million in 2010. See "Investment banking" in the Institutional Group segment discussion for information on the changes in net revenues.

Other income – For the year ended December 31, 2011, other income decreased 3.4% to $21.4 million from $22.2 million in 2010. The decrease is primarily attributable to lower investment gains recognized during 2011, offset by an increase in mortgage fees due to higher loan originations at Stifel Bank.

Interest expense – For the year ended December 31, 2011, interest expense increased 125.5% to $21.9 million from $9.7 million in 2010. The increase is primarily due to the growth of the interest-bearing liabilities of Stifel Bank. See "Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Rate Differential" below for a further discussion of the changes in net interest income.

NON-INTEREST EXPENSES

For the year ended December 31, 2011, Global Wealth Management non-interest expenses increased 3.6% to $672.8 million from $649.2 million in 2010.

The fluctuations in non-interest expenses, discussed below, were primarily attributable to the continued growth of our Private Client Group during 2011. As of December 31, 2011, we had 291 branch offices compared to 285 at December 31, 2010. In addition, since December 31, 2010, we have added 339 financial advisors and support staff.

Compensation and benefits – For the year ended December 31, 2011, compensation and benefits expense increased 5.0% to $528.8 million from $503.5 million in 2010. The increase is principally due to increased variable compensation as a result of increased production due to the growth in the number of financial advisors and fixed compensation for the additional administrative support staff, offset by the elimination of deferred compensation expense as a result of the modification to our deferred compensation plan, whereby we removed the service requirement during the third quarter of 2010.

Compensation and benefits expense as a percentage of net revenues decreased to 58.2% for the year ended December 31, 2011, compared to 59.7% in 2010. The decrease in compensation and benefits expense as a percent of net revenues is primarily attributable to the increase in net revenues and, to a lesser extent, the reduction in deferred compensation expense, offset by an increase in transition pay.

Transition pay consists of upfront notes, which are amortized over a five- to ten-year period, signing bonuses and retention awards, and increased overhead in connection with our continued expansion efforts. Transition pay was $58.3 million (6.4% of net revenues) for the year ended December 31, 2011, compared to $54.9 million (6.5% of net revenues) in 2010.

Occupancy and equipment rental – For the year ended December 31, 2011, occupancy and equipment rental expense increased 1.1% to $61.5 million from $60.9 million in 2010. The increase is primarily due to the increase in rent and depreciation expense due primarily to an increase in branch offices.

Communications and office supplies – For the year ended December 31, 2011, communications and office supplies expense increased 9.0% to $34.2 million from $31.4 million in 2010. The increase is primarily attributable to increased telecommunications costs as a result of the growth of the business.

Commissions and floor brokerage – For the year ended December 31, 2011, commissions and floor brokerage expense decreased 3.3% to $11.7 million from $12.1 million in 2010. The decrease was primarily attributable to lower transaction volumes during 2011.

Other operating expenses – For the year ended December 31, 2011, other operating expenses decreased 11.9% to $36.5 million from $41.4 million in 2010. The decrease is primarily attributable to a reduction in legal expenses, account transfer fees, and travel from 2010.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2011, income before income taxes increased $41.4 million, or 21.3%, to $235.4 million from $194.0 million in 2010. Profit margins have improved as a result of the increase in revenue and reductions in deferred compensation expense and other operating expenses from 2010. The increase in profit margins is primarily attributable to the elimination of start-up costs and efficiencies gained at the new branches opened in 2010 and 2009.

The information required by Securities Act Guide 3 – Statistical Disclosure by Bank Holding Company is presented below:

I. Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Rate Differential

The following tables present average balance data and operating interest revenue and expense data for Stifel Bank, as well as related interest yields for the periods indicated *(in thousands, except rates)*:

	For the Year Ended					
	December 31, 2012			*December 31, 2011*		
	Average Balance	*Interest Income / Expense*	*Average Interest Rate*	*Average Balance*	*Interest Income / Expense*	*Average Interest Rate*
Assets:						
Federal funds sold	$ 151,362	$ 364	0.24%	$ 108,936	$ 258	0.24%
U.S. government agencies	—	—	—	9,373	161	1.72
State and political subdivisions:						
Taxable	119,696	5,202	4.35	79,290	3,915	4.94
Non-taxable[1]	9,277	252	2.72	2,943	99	3.36
Mortgage-backed securities	757,890	19,260	2.54	769,317	22,780	2.96
Corporate bonds	524,572	12,253	2.34	326,451	8,629	2.64
Asset-backed securities	431,030	8,858	2.06	68,980	1,577	2.29
Federal Home Loan Bank ("FHLB") and other capital stock	2,850	40	1.40	2,557	56	2.19
Loans[2]	736,283	24,085	3.27	494,639	16,791	3.39
Loans held for sale	134,668	4,550	3.38	75,197	2,704	3.60
Total interest-earning assets[3]	$2,867,628	$74,864	2.60%	$1,937,683	$56,970	2.94%
Cash and due from banks	7,088			6,685		
Other non-interest-earning assets	73,521			50,747		
Total assets	$2,948,237			$1,995,115		
Liabilities and stockholders' equity:						
Deposits:						
Money market	$2,606,605	$14,892	0.57%	$1,767,724	$16,608	0.94%
Demand deposits	49,869	63	0.13	30,885	44	0.14
Time deposits	1,546	44	2.86	2,521	62	2.46
Savings	4,410	2	0.05	34	—	—
FHLB advances	3,093	12	0.38	4,380	17	0.39
Total interest-bearing liabilities[3]	$2,665,523	$15,013	0.56%	$1,805,544	$16,731	0.93%
Non-interest-bearing deposits	21,060			13,404		
Other non-interest-bearing liabilities	41,867			28,361		
Total liabilities	2,728,450			1,847,309		
Stockholders' equity	219,787			147,806		
Total liabilities and stockholders' equity	$2,948,237			$1,995,115		
Net interest margin		$59,851	2.08%		$40,239	2.08%

[1]Due to the immaterial amount of income recognized on tax-exempt securities, yields were not calculated on a tax-equivalent basis.

[2]Loans on non-accrual status are included in average balances.

[3]See Net Interest Income table included in "Results of Operations" for additional information on our company's average balances and operating interest and expenses.

	For the Year Ended December 31, 2010		
	Average Balance	Interest Income / Expense	Average Interest Rate
Assets:			
Federal funds sold	$ 148,533	$ 404	0.27%
U.S. government agencies	56,796	609	1.07
State and political subdivisions:			
Taxable	20,819	1,031	4.95
Nontaxable[1]	1,324	49	3.70
Mortgage-backed securities	549,666	14,804	2.69
Corporate bonds	57,606	2,254	3.91
Asset-backed securities	11,450	320	2.79
FHLB and other capital stock	1,272	27	2.12
Loans[2]	364,811	12,347	3.38
Loans held for sale	81,062	3,301	4.07
Total interest-earning assets[3]	$1,293,339	$35,146	2.72%
Cash and due from banks	6,717		
Other non-interest-earning assets	39,518		
Total assets	$1,339,574		
Liabilities and stockholders' equity:			
Deposits:			
Money market	$1,162,749	$ 4,919	0.42%
Demand deposits	20,568	31	0.15
Time deposits	7,686	217	2.82
Savings	92	—	—
FHLB advances	652	21	3.22
Total interest-bearing liabilities[3]	$1,191,747	$ 5,188	0.44%
Non-interest-bearing deposits	18,192		
Other non-interest-bearing liabilities	14,352		
Total liabilities	1,224,291		
Stockholders' equity	115,283		
Total liabilities and stockholders' equity	$1,339,574		
Net interest margin		$29,958	2.32%

[1] Due to the immaterial amount of income recognized on tax-exempt securities, yields were not calculated on a tax-equivalent basis.

[2] Loans on non-accrual status are included in average balances.

[3] See Net Interest Income table included in "Results of Operations" for additional information on our company's average balances and operating interest and expenses.

Net interest income – Net interest income is the difference between interest earned on interest-earning assets and interest paid on funding sources. Net interest income is affected by changes in the volume and mix of these assets and liabilities, as well as by fluctuations in interest rates and portfolio management strategies.

For the year ended December 31, 2012, interest revenue of $74.9 million was generated from weighted-average interest-earning assets of $2.9 billion at a weighted-average interest rate of 2.60%. For the year ended December 31, 2011, interest revenue of $57.0 million was generated from weighted-average interest-earning assets of $1.9 billion at a weighted-average interest rate of 2.94%. For the year ended December 31, 2010, interest revenue of $35.1 million was generated from weighted-average interest-earning assets of $1.3 billion at a weighted-average interest rate of 2.72%. Interest-earning assets principally consist of residential, consumer, and commercial loans, securities, and federal funds sold.

Interest expense represents interest on customer money market accounts, interest on time deposits, and other interest expense. The average balance of interest-bearing liabilities during the year ended December 31, 2012, was $2.7 billion at a weighted-average interest rate of 0.56%. The average balance of interest-bearing liabilities during the year ended December 31, 2011, was $1.8 billion at a weighted-average interest rate of 0.93%. The average balance of interest-bearing liabilities during the year ended December 31, 2010, was $1.2 billion at a weighted-average interest rate of 0.44%.

The growth in Stifel Bank has been primarily funded by the growth in deposits associated with brokerage customers of Stifel Nicolaus. At December 31, 2012, the balance of Stifel Nicolaus brokerage customer deposits at Stifel Bank was $3.3 billion compared to $2.1 billion at December 31, 2011.

The following table sets forth an analysis of the effect on net interest income of volume and rate changes for the periods indicated *(in thousands)*:

	Year Ended December 31, 2012 Compared to Year Ended December 31, 2011			*Year Ended December 31, 2011 Compared to Year Ended December 31, 2010*		
	Increase (decrease) due to			*Increase (decrease) due to*		
	Volume	*Rate*	*Total*	*Volume*	*Rate*	*Total*
Interest income:						
Federal funds sold	$ 102	$ 4	$ 106	$ (98)	$ (48)	$ (146)
U.S. government agencies	(80)	(81)	(161)	(1,605)	1,157	(448)
State and political subdivisions:						
Taxable	1,682	(395)	1,287	2,887	(3)	2,884
Non-taxable	175	(22)	153	54	(4)	50
Mortgage-backed securities	(344)	(3,176)	(3,520)	6,387	1,589	7,976
Corporate bonds	4,726	(1,102)	3,624	6,851	(476)	6,375
Asset-backed securities	7,424	(143)	7,281	1,304	(47)	1,257
FHLB and other capital stock	8	(24)	(16)	28	1	29
Loans	7,927	(633)	7,294	4,404	40	4,444
Loans held for sale	2,018	(172)	1,846	(224)	(373)	(597)
	$23,638	$(5,744)	$17,894	$ 19,988	$ 1,836	$21,824

	Increase (decrease) due to			*Increase (decrease) due to*		
	Volume	*Rate*	*Total*	*Volume*	*Rate*	*Total*
Interest expense:						
Deposits:						
Money market	$ 6,190	$(7,906)	$ (1,716)	$ 3,493	$ 8,196	$11,689
Demand deposits	25	(6)	19	15	(2)	13
Time deposits	(31)	13	(18)	(130)	(25)	(155)
Savings	—	2	2	—	—	—
FHLB advances	(5)	—	(5)	29	(33)	(4)
	$ 6,179	$(7,897)	$ (1,718)	$ 3,407	$ 8,136	$11,543

Increases and decreases in interest revenue and interest expense result from changes in average balances (volume) of interest-earning bank assets and liabilities, as well as changes in average interest rates. The effect of changes in volume is determined by multiplying the change in volume by the previous year's average yield/cost. Similarly, the effect of rate changes is calculated by multiplying the change in average yield/cost by the previous year's volume. Changes applicable to both volume and rate have been allocated proportionately.

II. Investment Portfolio

The following tables provide a summary of the amortized cost and fair values of the available-for-sale and held-to-maturity securities for the periods indicated *(in thousands)*:

	December 31, 2012			
	Amortized Cost	*Gross Unrealized Gains*[1]	*Gross Unrealized Losses*[1]	*Estimated Fair Value*
Available-for-sale securities				
U.S. government securities	$ 1,114	$ 1	$ (2)	$ 1,113
State and municipal securities	153,885	4,648	(1,113)	157,420
Mortgage-backed securities:				
Agency	676,861	8,140	(153)	684,848
Commercial	255,255	5,902	(183)	260,974
Non-agency	13,077	801	—	13,878
Corporate fixed income securities	474,338	7,590	(1,746)	480,182
Asset-backed securities	26,572	378	(197)	26,753
	$1,601,102	$27,460	$(3,394)	$1,625,168
Held-to-maturity securities[2]				
Asset-backed securities	$ 630,279	$ 9,364	$(2,971)	$ 636,672
Corporate fixed income securities	55,420	36	(519)	54,937
Municipal auction rate securities	22,309	1,376	(20)	23,665
	$ 708,008	$10,776	$(3,510)	$ 715,274

[1] Unrealized gains/(losses) related to available-for-sale securities are reported in other comprehensive income.

[2] Held-to-maturity securities are carried on the consolidated statements of financial condition at amortized cost, and the changes in the value of these securities, other than impairment charges, are not reported on the consolidated financial statements.

	December 31, 2011			
	Amortized Cost	*Gross Unrealized Gains*[1]	*Gross Unrealized Losses*[1]	*Estimated Fair Value*
Available-for-sale securities				
U.S. government securities	$ 1,105	$ —	$ (2)	$ 1,103
State and municipal securities	82,256	4,979	(303)	86,932
Mortgage-backed securities:				
Agency	396,952	8,469	(759)	404,662
Commercial	270,677	1,811	(978)	271,510
Non-agency	17,701	135	(376)	17,460
Corporate fixed income securities	409,503	2,108	(5,626)	405,985
Asset-backed securities	26,011	548	(70)	26,489
	$1,204,205	$18,050	$(8,114)	$1,214,141
Held-to-maturity securities[2]				
Asset-backed securities	$ 122,148	$ 2,953	$(3,138)	$ 121,963
Corporate fixed income securities	55,544	56	(2,016)	53,584
Municipal auction rate securities	12,792	733	(1)	13,524
	$ 190,484	$ 3,742	$(5,155)	$ 189,071

	December 31, 2010			
	Amortized Cost	*Gross Unrealized Gains*[1]	*Gross Unrealized Losses*[1]	*Estimated Fair Value*
Available-for-sale securities				
U.S. government securities	$ 24,972	$ 58	$ —	$ 25,030
State and municipal securities	26,678	727	(1,062)	26,343
Mortgage-backed securities:				
Agency	692,922	6,938	(2,697)	697,163
Commercial	66,912	1,212	(128)	67,996
Non-agency	29,319	744	(790)	29,273
Corporate fixed income securities	153,523	1,705	(327)	154,901
Asset-backed securities	11,331	677	—	12,008
	$1,005,657	$12,061	$(5,004)	$1,012,714
Held-to-maturity securities[2]				
Municipal auction rate securities	$ 43,719	$ 3,803	$ (171)	$ 47,351
Asset-backed securities	8,921	198	(3,486)	5,633
	$ 52,640	$ 4,001	$(3,657)	$ 52,984

[1] Unrealized gains/(losses) related to available-for-sale securities are reported in other comprehensive income.
[2] Held-to-maturity securities are carried on the consolidated statements of financial condition at amortized cost, and the changes in the value of these securities, other than impairment charges, are not reported on the consolidated financial statements.

Other-Than-Temporary Impairment

We evaluate all securities in an unrealized loss position quarterly to assess whether the impairment is other-than-temporary. Our other-than-temporary impairment ("OTTI") assessment is a subjective process requiring the use of judgments and assumptions. Accordingly, we consider a number of qualitative and quantitative criteria in our assessment, including the extent and duration of the impairment; recent events specific to the issuer and/or industry to which the issuer belongs; the payment structure of the security; external credit ratings and the failure of the issuer to make scheduled interest or principal payments; the value of underlying collateral; and current market conditions.

If we determine that impairment on our debt securities is other-than-temporary and we have made the decision to sell the security or it is more likely than not that we will be required to sell the security prior to recovery of its amortized cost basis, we recognize the entire portion of the impairment in earnings. If we have not made a decision to sell the security and we do not expect that we will be required to sell the security prior to recovery of the amortized cost basis, we recognize only the credit component of OTTI in earnings. The remaining unrealized loss due to factors other than credit, or the non-credit component, is recorded in accumulated other comprehensive loss. We determine the credit component based on the difference between the security's amortized cost basis and the present value of its expected future cash flows, discounted based on the purchase yield. The non-credit component represents the difference between the security's fair value and the present value of expected future cash flows. Based on the evaluation, we recognized a credit-related OTTI of $0.6 million and $1.9 million in earnings for the years ended December 31, 2012 and 2011, respectively.

We estimate the portion of loss attributable to credit using a discounted cash flow model. Key assumptions used in estimating the expected cash flows include default rates, loss severity, and prepayment rates. Assumptions used can vary widely based on the collateral underlying the securities and are influenced by factors such as collateral type, loan interest rate, geographical location of the borrower, and borrower characteristics.

We believe the gross unrealized losses related to all other securities of $3.4 million as of December 31, 2012, are attributable to issuer-specific credit spreads and changes in market interest rates and asset spreads. We, therefore, do not expect to incur any credit losses related to these securities. In addition, we have no intent to sell these securities with unrealized losses, and it is not more likely than not that we will be required to sell these securities prior to recovery of the amortized cost. Accordingly, we have concluded that the impairment on these securities is not other-than-temporary.

The maturities and related weighted-average yields of available-for-sale and held-to-maturity securities at December 31, 2012, are as follows *(in thousands, except rates)*:

	Within 1 Year	*1-5 Years*	*5-10 Years*	*After 10 Years*	*Total*
Available-for-sale:[1]					
U.S. government securities	$ 652	$ 461	$ —	$ —	**$ 1,113**
State and municipal securities	278	2,009	504	154,629	**157,420**
Mortgage-backed securities:					
Agency	—	—	5,547	679,301	**684,848**
Commercial	—	—	9,730	251,244	**260,974**
Non-agency	—	378	1,720	11,780	**13,878**
Corporate fixed income securities	105,010	345,416	29,756	—	**480,182**
Asset-backed securities	—	12,336	—	14,417	**26,753**
	$105,940	**$360,600**	**$ 47,257**	**$1,111,371**	**$1,625,168**
Held-to-maturity:					
Asset-backed securities	$ —	$ 13,093	$211,481	$ 405,705	**$ 630,279**
Corporate fixed income securities	—	15,075	40,345	—	**55,420**
Municipal auction rate securities	—	—	—	22,309	**22,309**
	$ —	**$ 28,168**	**$251,826**	**$ 428,014**	**$ 708,008**
Weighted-average yield[2]	**2.01%**	**2.51%**	**3.38%**	**1.86%**	2.17%

[1] Due to the immaterial amount of income recognized on tax-exempt securities, yields were not calculated on a tax-equivalent basis.
[2] The weighted-average yield is computed using the expected maturity of each security weighted based on the amortized cost of each security.

We did not hold securities from any single issuer that exceeded ten percent of our shareholders' equity at December 31, 2012.

III. Loan Portfolio

The following table presents the balance and associated percentage of each major loan category in Stifel Bank's loan portfolio for the periods indicated *(in thousands)*:

	As of December 31,				
	2012	*2011*	*2010*	*2009*	*2008*
Consumer	**$425,382**	$371,399	$266,806	$227,436	$ 19,662
Commercial and industrial	**300,034**	186,996	41,965	11,294	27,538
Residential real estate	**65,657**	51,755	49,550	52,086	58,778
Home equity lines of credit	**19,531**	24,086	30,966	33,369	28,612
Commercial real estate	**12,805**	3,107	1,637	10,152	38,446
Construction and land	**510**	514	524	952	13,968
	823,919	637,857	391,448	335,289	187,004
Unamortized loan origination costs, net of loan fees	**(1,207)**	(421)	392	1,556	591
Loans in process	**1,370**	4	233	14	(3,878)
Allowance for loan losses	**(8,145)**	(5,300)	(2,331)	(1,702)	(2,448)
	$815,937	$632,140	$389,742	$335,157	$181,269

The maturities of the loan portfolio at December 31, 2012, are as follows *(in thousands)*:

	Within 1 Year	*1-5 Years*	*Over 5 Years*	*Total*
	$38,254	$267,039	$518,626	$823,919

The sensitivity of loans with maturities in excess of one year at December 31, 2012, is as follows *(in thousands)*:

	1-5 Years	*Over 5 Years*	*Total*
Fixed rate loans	$ 16,983	$ 24,596	$ 41,579
Variable or adjustable rate loans	250,056	494,030	744,086
	$267,039	**$518,626**	**$785,665**

Changes in the allowance for loan losses at Stifel Bank were as follows *(in thousands)*:

	Year Ended December 31,				
	2012	*2011*	*2010*	*2009*	*2008*
Allowance for loan losses, beginning of period	**$ 5,300**	$ 2,331	$ 1,702	$ 2,448	$ 1,685
Provision for loan losses	**3,004**	2,925	460	604	1,923
Charge-offs:					
Residential real estate	**(254)**	(5)	(216)	(213)	(414)
Construction and land	—	—	—	(859)	(493)
Commercial real estate	—	(5)	—	(294)	(253)
Other	—	—	(2)	(25)	—
Total charge-offs	**(254)**	(10)	(218)	(1,391)	(1,160)
Recoveries	**95**	54	387	41	—
Allowance for loan losses, end of period	**$ 8,145**	$ 5,300	$ 2,331	$ 1,702	$ 2,448
Net charge-offs to average bank loans outstanding, net	**0.02%**	(0.01)%	(0.05)%	0.58%	0.64%

The following is a breakdown of the allowance for loan losses by type for the periods indicated *(in thousands, except rates)*:

	December 31, 2012		December 31, 2011	
	Balance	*Percent*[1]	*Balance*	*Percent*[1]
Commercial and industrial	**$ 5,450**	**36.4%**	$ 2,595	29.3%
Commercial real estate	691	1.5	633	0.5
Consumer	**647**	**51.6**	510	58.2
Residential real estate	**408**	**8.0**	679	8.1
Home equity lines of credit	**195**	**2.4**	—	—
Construction and land	**13**	**0.1**	—	—
Qualitative	741	—	883	3.9
	$ 8,145	**100.0%**	$ 5,300	100.0%

	December 31, 2010		December 31, 2009	
	Balance	*Percent*[1]	*Balance*	*Percent*[1]
Commercial and industrial	$ 696	10.7%	$ 321	3.4%
Residential real estate	681	12.7	619	15.8
Commercial real estate	278	0.4	610	3.0
Consumer	288	68.2	152	77.8
Qualitative	388	8.0	—	—
	$ 2,331	100.0%	$ 1,702	100.0%

	December 31, 2008	
	Balance	*Percent*[1]
Commercial and industrial	$ 646	14.7%
Residential real estate	584	44.8
Commercial real estate	1,192	30.0
Consumer	26	10.5
Qualitative	—	—
	$ 2,448	100.0%

[1] Loan category as a percentage of total loan portfolio.

A loan is determined to be impaired usually when principal or interest becomes 90 days past due or when collection becomes uncertain. At the time a loan is determined to be impaired, the accrual of interest and amortization of deferred loan origination fees is discontinued ("non-accrual status"), and any accrued and unpaid interest income is reversed. At December 31, 2012, we had $1.8 million of non-accrual loans, which included $1.6 million in troubled debt restructurings, for which there was a specific allowance of $0.6 million. At December 31, 2011, 2010, 2009, and 2008, we had $2.5 million, $1.5 million, $1.9 million, and $0.6 million of non-accrual loans, respectively, which included $0.3 million, $0.4 million, and $0.5 million of trouble debt restructurings, respectively, for which there was a specific allowance of $0.6 million, $0.2 million, $0.1 million, and $0.2 million, respectively. There were no troubled debt restructurings as of December 31, 2008.

The gross interest income related to impaired loans, which would have been recorded had these loans been current in accordance with their original terms, and the interest income recognized on these loans during the years ended December 31, 2012, 2011, 2010, 2009, and 2008, were insignificant to the consolidated financial statements.

See the section entitled "Critical Accounting Policies and Estimates" herein regarding our policies for establishing loan loss reserves, including placing loans on non-accrual status.

V. Deposits

Deposits consist of money market and savings accounts, certificates of deposit, and demand deposits. The average balances of deposits and the associated weighted-average interest rates for the periods indicated are as follows *(in thousands, except percentages)*:

	Year Ended December 31,					
	2012		*2011*		*2010*	
	Average Balance	*Average Interest Rate*	*Average Balance*	*Average Interest Rate*	*Average Balance*	*Average Interest Rate*
Demand deposits (interest-bearing)	**$ 2,656,474**	**0.56%**	$ 1,798,609	0.93%	$ 1,183,317	0.42%
Certificates of deposit (time deposits)	**1,546**	**2.86**	2,521	2.46	7,686	2.82
Demand deposits (non-interest-bearing)	**21,060**	*	13,404	*	18,192	*
Savings accounts	**4,410**	**0.05**	34	—	92	—

*Not applicable

Scheduled maturities of certificates of deposit greater than $100,000 at December 31, 2012, were as follows *(in thousands)*:

0-3 Months	*3-6 Months*	*6-12 Months*	*Over 12 Months*	*Total*
$ —	$ —	$ 245	$ —	$245

VI. Return on Equity and Assets

	Year Ended December 31,		
	2012	*2011*	*2010*
Return on assets (net income as a percentage of average total assets)	**2.24%**	1.78%	0.05%
Return on equity (net income as a percentage of average shareholders' equity)	**9.83**	6.54	0.18
Dividend payout ratio[1]	**—**	—	—
Equity to assets ratio (average shareholders' equity as a percentage of average total assets)	**22.86**	27.22	29.16

[1] We did not declare or pay any dividends during 2012, 2011, or 2010.

VII. Short-Term Borrowings

The following is a summary of our short-term borrowings for the periods indicated *(in thousands, except rates)*:

	Short-Term Borrowings	*Stock Loan*
Year Ended December 31, 2012:		
Amount outstanding at December 31, 2012	$ 304,700	$ 19,218
Weighted-average interest rate thereon	1.14%	0.24%
Maximum amount outstanding at any month-end	$ 319,400	$ 175,662
Average amount outstanding during the year	$ 184,413	$ 137,284
Weighted-average interest rate thereon	1.10%	0.16%
Year Ended December 31, 2011:		
Amount outstanding at December 31, 2011	$ 199,400	$ 124,711
Weighted-average interest rate thereon	1.17%	0.17%
Maximum amount outstanding at any month-end	$ 310,600	$ 176,210
Average amount outstanding during the year	$ 199,613	$ 124,130
Weighted-average interest rate thereon	1.15%	0.30%
Year Ended December 31, 2010:		
Amount outstanding at December 31, 2010	$ 109,600	$ 27,907
Weighted-average interest rate thereon	1.05%	0.26%
Maximum amount outstanding at any month-end	$ 259,700	$ 101,580
Average amount outstanding during the year	$ 108,784	$ 69,507
Weighted-average interest rate thereon	1.01%	0.38%

Results of Operations – Institutional Group

The following table presents consolidated financial information for the Institutional Group segment for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change		As a Percentage of Net Revenues for the Year Ended December 31,		
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010	2012	2011	2010
Revenues:								
Commissions	**$ 151,093**	$ 190,036	$ 123,719	**(20.5)%**	53.6 %	**24.4%**	37.4%	22.8%
Principal transactions	**180,263**	133,251	217,770	**35.3**	(38.8)	**29.2**	26.3	40.2
Capital raising	**145,247**	103,985	108,473	**39.7**	(4.1)	**23.5**	20.5	20.0
Advisory	**96,084**	75,123	83,425	**27.9**	(10.0)	**15.5**	14.8	15.4
Investment banking	**241,331**	179,108	191,898	**34.7**	(6.7)	**39.0**	35.3	35.4
Interest	**10,591**	7,603	8,315	**39.3**	(8.6)	**1.7**	1.5	1.5
Other income	**41,130**	2,108	4,255	*	(50.5)	**6.6**	0.4	0.8
Total revenues	**624,408**	512,106	545,957	**21.9**	(6.2)	**100.9**	100.9	100.7
Interest expense	**5,872**	4,709	4,118	**24.7**	14.4	**0.9**	0.9	0.7
Net revenues	**618,536**	507,397	541,839	**21.9**	(6.4)	**100.0**	100.0	100.0
Non-interest expenses:								
Compensation and benefits	**392,062**	323,503	315,329	**21.2**	2.6	**63.4**	63.8	58.2
Occupancy and equipment rental	**27,283**	23,129	19,663	**18.0**	17.6	**4.4**	4.5	3.6
Communication and office supplies	**32,744**	29,944	23,725	**9.4**	26.2	**5.3**	5.9	4.4
Commissions and floor brokerage	**17,871**	15,310	14,402	**16.7**	6.3	**2.9**	3.0	2.7
Other operating expenses	**52,409**	52,242	39,185	**0.3**	33.3	**8.5**	10.3	7.2
Total non-interest expenses	**522,369**	444,128	412,304	**17.6**	7.7	**84.5**	87.5	76.1
Income before income taxes	**$ 96,167**	$ 63,269	$ 129,535	**52.0 %**	(51.2) %	**15.5%**	12.5%	23.9%

* Percentage not meaningful.

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

NET REVENUES

For the year ended December 31, 2012, Institutional Group net revenues increased 21.9% to $618.5 million from $507.4 million in 2011. The increase in net revenues is primarily attributable to (1) higher investment banking revenues as a result of an increase in fixed income capital-raising revenues, which is primarily attributable to strong public finance activity and our acquisition of Stone & Youngberg in 2011; (2) increased advisory fees as a result of improved M&A activity; (3) increased fixed income institutional brokerage revenues as a result of strong trading volumes and tightening credit spreads; and (4) gains recognized on our investment in Knight Capital Group, Inc. The increase was offset by a decrease in equity institutional brokerage revenues, which has been negatively impacted by the difficult market environment.

Commissions – For the year ended December 31, 2012, commission revenues decreased 20.5% to $151.1 million from $190.0 million in 2011.

Principal transactions – For the year ended December 31, 2012, principal transactions revenues increased 35.3% to $180.3 million from $133.3 million in 2011.

For the year ended December 31, 2012, fixed income institutional brokerage revenues increased 19.5% to $169.0 million from $141.4 million in 2011. The increase in fixed income institutional brokerage revenues is primarily attributable to improved fixed income trading volumes, tighter credit spreads, and to our acquisition of Stone & Youngberg in 2011.

For the year ended December 31, 2012, equity institutional brokerage revenues decreased 10.7% to $162.4 million from $181.9 million during 2011. The decrease in equity institutional brokerage revenues is primarily attributable to the challenging conditions in the equity capital markets.

Investment banking – For the year ended December 31, 2012, investment banking revenues increased 34.7% to $241.3 million from $179.1 million in 2011. The increase in investment banking revenues is primarily attributable to an increase in fixed income capital-raising revenues, advisory fee revenues, and equity capital-raising revenues from 2011.

For the year ended December 31, 2012, capital-raising revenues increased 39.7% to $145.2 million from $104.0 million in 2011.

For the year ended December 31, 2012, fixed income capital-raising revenues increased 121.6% to $58.7 million from $26.5 million in 2011. The increase in fixed income capital-raising revenues is primarily attributable to an increase in the municipal bond origination business. For the year ended December 31, 2012, we were involved, as manager or co-manager, in 1,068 tax-exempt issues compared to 1,006 issues during 2011. The increase in the number of deals we were involved in during 2012 is primarily attributable to our acquisition of Stone & Youngberg in 2011.

For the year ended December 31, 2012, equity capital-raising revenues increased 11.7% to $86.6 million from $77.5 million in 2011. The increase is primarily attributable to an increase in capital-raising activity during 2012. During the year ended December 31, 2012, we were involved, as manager or co-manager, in 170 equity underwritings compared to 123 equity underwritings during 2011.

For the year ended December 31, 2012, strategic advisory fees increased 27.9% to $96.1 million from $75.1 million in 2011. The increase in strategic advisory fees is primarily attributable to an increase in the number and size of M&A transactions.

Other income – For the year ended December 31, 2012, other income increased $39.0 million to $41.1 million from $2.1 million during the comparable period in 2011. The increase in other income is primarily attributable a $39.0 million gain recognized on our investment in Knight Capital Group, Inc. during 2012.

NON-INTEREST EXPENSES

For the year ended December 31, 2012, Institutional Group non-interest expenses increased 17.6% to $522.4 million from $444.1 million in 2011. The fluctuations in non-interest expenses were primarily attributable to the continued growth of our Institutional Group segment. We have added 226 revenue producers and support staff since December 31, 2011.

Compensation and benefits – For the year ended December 31, 2012, compensation and benefits expense increased 21.2% to $392.1 million from $323.5 million in 2011. The increase in compensation and benefits expense is primarily due to increased compensation as a result of the growth of the business, including the additional incentive compensation associated with our investment in Knight Capital Group, Inc., and fixed compensation for the additional administrative support staff.

Compensation and benefits expense as a percentage of net revenues was 63.4% for the year ended December 31, 2012, compared to 63.8% for the year ended December 31, 2011.

Occupancy and equipment rental – For the year ended December 31, 2012, occupancy and equipment rental expense increased 18.0% to $27.3 million from $23.1 million in 2011. The increase in occupancy and equipment rental expense is primarily attributable to the increase in rent expense due primarily to an increase in office locations.

Communications and office supplies – For the year ended December 31, 2012, communications and office supplies expense increased 9.4% to $32.7 million from $29.9 million in 2011. The increase in communications and office supplies expense is primarily attributable to an increase in communication and quote equipment as a result of the growth of the business.

Commissions and floor brokerage – For the year ended December 31, 2012, commissions and floor brokerage expense increased 16.7% to $17.9 million from $15.3 million during the comparable period in 2011. The increase in commissions and floor brokerage expense is primarily attributable to an increase in fixed income trading volumes over the comparable periods in 2011.

Other operating expenses – For the year ended December 31, 2012, other operating expenses increased 0.3% to $52.4 million from $52.2 million in 2011. The increase in other operating expenses is primarily attributable to an increase in license and registration fees and subscriptions as a result of the continued growth of the business, offset by a reduction in conference and travel expenses, legal expenses, and professional fees from the comparable periods in 2011.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2012, income before income taxes for the Institutional Group segment increased 52.0%, or $32.9 million, to $96.2 million from $63.3 million in 2011. Profit margins have improved as a result of the increase in revenue growth and improved productivity.

Year Ended December 31, 2011 Compared With Year Ended December 31, 2010

NET REVENUES

For the year ended December 31, 2011, Institutional Group net revenues decreased 6.4% to $507.4 million from $541.8 million in 2010. The decrease in net revenues for the year ended December 31, 2011, over the prior year is primarily attributable to the decline in fixed income institutional brokerage revenues and investment banking revenues, which have been negatively impacted by the challenging market conditions present throughout 2011.

Commissions – For the year ended December 31, 2011, commission revenues increased 53.6% to $190.0 million from $123.7 million in 2010.

Principal transactions – For the year ended December 31, 2011, principal transactions revenues decreased 38.8% to $133.3 million from $217.8 million in 2010.

The increase in commissions and a corresponding decrease in principal transactions is primarily attributable to a change in classification of certain equity trades that were recorded as principal transactions during the year ended December 31, 2010, that are now being recorded as commission revenues as a result of regulatory changes.

For the year ended December 31, 2011, equity institutional brokerage revenues increased 5.1% to $181.9 million from $173.0 million during 2010.

Lower fixed income trading volumes led to a decline in institutional brokerage revenues from the comparable periods in 2010. For the year ended December 31, 2011, fixed income institutional brokerage revenues decreased 16.1% to $141.4 million from $168.5 million in 2010. The lower institutional brokerage revenues were offset by the increase in revenue as a result of our acquisition of Stone & Youngberg on October 1, 2011.

Investment banking – For the year ended December 31, 2011, investment banking revenues decreased 6.7% to $179.1 million from $191.9 million in 2010. The decrease is primarily attributable to a decrease in equity capital raising and advisory fees due to market volatility and uncertainty that curtailed capital markets activity during 2011.

For the year ended December 31, 2011, capital-raising revenues decreased 4.1% to $104.0 million from $108.5 million in 2010.

For the year ended December 31, 2011, equity capital-raising revenues decreased 11.3% to $77.5 million from $87.5 million in 2010. The decrease was primarily attributable to a decrease in the number of transactions from 2010. During the year ended December 31, 2011, we were involved, as manager or co-manager, in 123 equity underwritings compared to 149 equity underwritings during 2010.

For the year ended December 31, 2011, fixed income capital-raising revenues increased 25.8% to $26.5 million from $21.0 million in 2010. The increase is primarily attributable to an increase in the municipal bond origination business and our acquisition of Stone & Youngberg on October 1, 2011. For the year ended December 31, 2011, we were involved, as manager or co-manager, in 588 tax-exempt issues compared to 564 issues during 2010.

For the year ended December 31, 2011, strategic advisory fees decreased 10.0% to $75.1 million from $83.4 million in 2010. The decrease is attributable to a decrease in the number of completed equity transactions and the aggregate transaction value over 2010.

Interest revenue – For the year ended December 31, 2011, interest revenue decreased 8.6% to $7.6 million from $8.3 million in 2010.

Other income – For the year ended December 31, 2011, other income decreased 50.5% to $2.1 million from $4.3 million during the comparable period in 2010. The decrease is primarily attributable to unrealized investment losses recognized during the quarter compared to unrealized investment gains during 2010.

Interest expense – For the year ended December 31, 2011, interest expense increased 14.4% to $4.7 million from $4.1 million in 2010. The increase is primarily attributable to increased levels of inventory and the related borrowing costs to fund our inventory purchases.

NON-INTEREST EXPENSES

For the year ended December 31, 2011, Institutional Group non-interest expenses increased 7.7% to $444.1 million from $412.3 million in 2010. The fluctuations in non-interest expenses were primarily attributable to the continued growth of our Institutional Group segment. We have added 261 revenue producers and support staff since December 31, 2010, including approximately 95 revenue producers and support staff from our acquisition of Stone & Youngberg.

Compensation and benefits – For the year ended December 31, 2011, compensation and benefits expense increased 2.6% to $323.5 million from $315.3 million in 2010. The increase is primarily attributable to increased base salaries and additional compensation expense resulting from the acquisition of TWPG.

Compensation and benefits expense as a percentage of net revenues was 63.8% for the year ended December 31, 2011, compared to 58.2% for the year ended December 31, 2010. The higher compensation ratio for the year ended December 31, 2011, was driven by the impact of increased fixed compensation costs on a reduced revenue base.

Occupancy and equipment rental – For the year ended December 31, 2011, occupancy and equipment rental expense increased 17.6% to $23.1 million from $19.7 million in 2010. The increase is primarily due to the increase in rent and depreciation expense as a result of the growth of the segment.

Communications and office supplies – For the year ended December 31, 2011, communications and office supplies expense increased 26.2% to $29.9 million from $23.7 million in 2010. The increase is primarily attributable to increased telecommunications costs as a result of the growth of the business.

Commissions and floor brokerage – For the year ended December 31, 2011, commissions and floor brokerage expense increased 6.3% to $15.3 million from $14.4 million during the comparable period in 2010. The increase is primarily attributable to higher expenses associated with accessing electronic communications networks.

Other operating expenses – For the year ended December 31, 2011, other operating expenses increased 33.3% to $52.2 million from $39.2 million in 2010. The increase is primarily attributable to an increase in industry conference expenses, higher travel and promotion costs, and professional fees.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2011, income before income taxes for the Institutional Group segment decreased 51.2% to $63.3 million from $129.5 million in 2010. Profit margins have diminished as a result of the increase in non-interest expenses. In addition, our margins have been impacted by the decline in fixed income institutional brokerage revenues and investment banking revenues, which have been negatively impacted by the challenging market conditions present throughout 2011.

Results of Operations – Other Segment

The following table presents consolidated financial information for the Other segment for the periods presented *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Net revenues	$ (1,075)	$ 1,007	$ (3,082)	(206.8)%	132.7 %
Non-interest expenses:					
Compensation and benefits	53,229	48,084	237,417	10.7	(79.7)
Other operating expenses	84,174	112,966	83,288	(25.5)	35.6
Total non-interest expenses	137,403	161,050	320,705	(14.7)	(49.8)
Loss before income taxes	$ (138,478)	$ (160,043)	$ (323,787)	(13.5)%	(50.6)%

*Percentage is not meaningful.

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

Net revenues – For the year ended December 31, 2012, net revenues decreased $2.1 million from 2011. Net revenues primarily consist of rental income and investment gains, offset by interest expense associated with our senior notes. The decrease in net revenues is primarily attributable to an increase in interest expense as a result of the issuance of our senior notes in January 2012.

Compensation and benefits – For the year ended December 31, 2012, compensation and benefits expense increased 10.7% to $53.2 million from $48.1 million in 2011. The increase in compensation and benefits expense is primarily attributable to the following: 1) increased fixed compensation for the additional administrative support staff, and 2) an increase in deferred compensation expense as a result of the acceleration of the vesting period for unit grants awarded to newly retirement-eligible employees during the first quarter of 2012.

Other operating expenses – For the year ended December 31, 2012, other operating expenses decreased 25.5% to $84.2 million from $113.0 million in 2011, which included $47.5 million related to litigation-related expenses associated with the civil lawsuit and related regulatory investigation in connection with the ongoing matter with five Southeastern Wisconsin school districts. Excluding these expenses, other operating expenses for the year ended December 31, 2012, increased 28.7% over 2011. The increase in other operating expenses is primarily attributable to an increase in license and registration fees, professional fees, and subscriptions as a result of the continued growth of the business, offset by a reduction in legal expenses and travel expenses from 2011.

Year Ended December 31, 2011 Compared With Year Ended December 31, 2010

Net revenues – For the year ended December 31, 2011, net revenues increased $4.1 million from 2010. The increase in net revenues is primarily attributable to lower investment losses recognized in 2011, offset by an increase in other-than-temporary impairment charges. For the year ended December 31, 2011, we recognized an impairment charge of $1.9 million on our held-to-maturity investment due to an other-than-temporary decline in value during 2011.

Compensation and benefits – For the year ended December 31, 2011, compensation and benefits expense decreased 79.7% to $48.1 million from $237.4 million in 2010, which included $186.3 million related to the modification of the company's deferred compensation plan and merger-related expenses.

Other operating expenses – For the year ended December 31, 2011, other operating expenses increased 35.6% to $113.0 million from $83.3 million in 2010. The increase in other operating expenses over the prior year period is primarily attributable to an increase in litigation-related expenses associated with the civil lawsuit and related regulatory investigation in connection with the ongoing matter with five Southeastern Wisconsin school districts. For a discussion of our legal matters, including the OPEB litigation, see Item 3, "Legal Proceedings."

In addition to the increase in litigation-related expenses described above, the increase was attributable to increased administrative support expense, rent, professional fees, and legal expenses. The increase in legal expenses is attributable to a number of factors, including significant litigation and regulatory matters, and an increase in the number of customer claims, as well as litigation costs to defend industry recruiting claims. We are subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters.

Analysis of Financial Condition

Our company's consolidated statements of financial condition consist primarily of cash and cash equivalents, receivables, trading inventory, bank loans, investments, goodwill, loans and advances to financial advisors, bank deposits, and payables. Total assets of $7.0 billion at December 31, 2012, were up 40.7% over December 31, 2011. The increase is primarily attributable to increases in (1) our investment portfolio, which consists of available-for-sale and held-to-maturity securities, (2) our trading inventory, (3) bank loans, (4) cash and cash equivalents, (5) increase in operating and direct financing leases as a result of our acquisition of East Shore; and (6) the recognition of goodwill associated with our acquisition of Miller Buckfire. Our broker-dealer subsidiary's gross assets and liabilities, including trading inventory, stock loan/borrow, receivables and payables from/to brokers, dealers, and clearing organizations and clients, fluctuate with our business levels and overall market conditions.

As of December 31, 2012, our liabilities were comprised primarily of short-term borrowings of $304.7 million, senior notes of $325.0 million, non-recourse debt of $59.0 million, trust preferred securities of $82.5 million, deposits of $3.3 billion at Stifel Bank, and payables to customers of $295.5 million at our broker-dealer subsidiaries, as well as accounts payable and accrued expenses, and accrued employee compensation of $446.6 million. To meet our obligations to clients and operating needs, we had $403.9 million in cash and cash equivalents at December 31, 2012. We also had client brokerage receivables of $487.8 million at Stifel Nicolaus and $1.0 billion in loans at Stifel Bank.

Cash Flow

Cash and cash equivalents increased $236.3 million to $403.9 million at December 31, 2012, from $167.7 million at December 31, 2011. Operating activities used $264.3 million of cash primarily due to an increase in operating assets and a decrease in operating liabilities, offset by net income recognized in 2012 and the net effect of non-cash items. Investing activities used cash of $1.2 billion due to purchases of available-for-sale and held-to-maturity securities as part of our investment strategy at Stifel Bank, the acquisitions of East Shore and Miller Buckfire, and fixed asset purchases, offset by proceeds from the maturity of available-for-sale securities, sale of investments, and bank customer loan repayments. Financing activities provided cash of $1.7 billion principally due to the increase in affiliated deposits and the proceeds received from the issuance of our senior notes and non-recourse debt, offset by repurchases of our common stock.

Liquidity and Capital Resources

The Company's senior management establishes the liquidity and capital policies of the Company. The Company's senior management reviews business performance relative to these policies, monitors the availability of alternative sources of financing, and oversees the liquidity and interest rate sensitivity of the Company's asset and liability position.

Our assets, consisting mainly of cash or assets readily convertible into cash, are our principal source of liquidity. The liquid nature of these assets provides for flexibility in managing and financing the projected operating needs of the business. These assets are financed primarily by our equity capital, corporate debt, debentures to trusts, client credit balances, short-term bank loans, proceeds from securities lending, and other payables. We currently finance our client accounts and firm trading positions through ordinary course borrowings at floating interest rates from various banks on a demand basis, securities lending, and repurchase agreements, with company-owned and client securities pledged as collateral. Changes in securities market volumes, related client borrowing demands, underwriting activity, and levels of securities inventory affect the amount of our financing requirements.

Our bank assets consist principally of available-for-sale and held-to-maturity securities, retained loans, and cash and cash equivalents. Stifel Bank's current liquidity needs are generally met through deposits from bank clients and equity capital. We monitor the liquidity of Stifel Bank daily to ensure its ability to meet customer deposit withdrawals, maintain reserve requirements, and support asset growth.

As of December 31, 2012, we had $7.0 billion in assets, $4.1 billion of which consisted of cash or assets readily convertible into cash as follows *(in thousands, except average days to conversion)*:

	December 31,		
	2012	2011	Average Conversion
Cash and cash equivalents	**$ 403,941**	$ 167,671	
Receivables from brokers, dealers, and clearing organizations	**276,224**	252,636	3 days
Securities purchased under agreements to resell	**158,695**	75,455	1 day
Trading securities owned at fair value	**763,025**	471,209	5 days
Available-for-sale securities at fair value	**1,625,168**	1,202,141	3 days
Held-to-maturity securities at amortized cost	**708,008**	190,484	10 days
Investments	**192,686**	172,784	5 days
Total cash and assets readily convertible to cash	**$4,127,747**	$ 2,532,380	

As of December 31, 2012 and 2011, the amount of collateral by asset class is as follows *(in thousands)*:

	December 31, 2012		December 31, 2011	
	Contractual	Contingent	Contractual	Contingent
Cash and cash equivalents	**$ 45,929**	**$ —**	$ 47,637	$ —
Trading securities owned at fair value	**140,346**	**607,586**	80,176	393,888
Available-for-sale securities at fair value	**—**	**613,795**	—	644,866
Investments	**—**	**63,430**	—	99,550
	$186,275	**$1,284,811**	$ 127,813	$ 1,138,304

Capital Management

We have an ongoing authorization from the Board of Directors to repurchase our common stock in the open market or in negotiated transactions. At December 31, 2012, the maximum number of shares that may yet be purchased under this plan was 4.0 million. We utilize the share repurchase program to manage our equity capital relative to the growth of our business and help to meet obligations under our employee benefit plans. We currently do not pay cash dividends on our common stock.

Liquidity Risk Management

Our businesses are diverse, and our liquidity needs are determined by many factors, including market movements, collateral requirements, and client commitments, all of which can change dramatically in a difficult funding environment. During a liquidity crisis, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable, and the terms (e.g., interest rates, collateral provisions, and tenor) or availability of other types of secured financing may change. We manage liquidity risk by diversifying our funding sources across products and among individual counterparties within those products.

As a holding company, whereby all of our operations are conducted through our subsidiaries, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to pay our obligations, whether by dividends, distributions, loans, or other payments.

Our liquidity requirements may change in the event we need to raise more funds than anticipated to increase inventory positions, support more rapid expansion, develop new or enhanced services and products, acquire technologies, or respond to other unanticipated liquidity requirements. We primarily rely on financing activities and distributions from our subsidiaries for funds to implement our business and growth strategies, and repurchase our shares. Net capital rules, restrictions under our borrowing arrangements of our subsidiaries, as well as the earnings, financial condition, and cash requirements of our subsidiaries, may each limit distributions to us from our subsidiaries.

The availability of outside financing, including access to the capital markets and bank lending, depends on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services sector, and our credit rating. Our cost and availability of funding may be adversely affected by illiquid credit markets and wider credit spreads. As a result of any future concerns about the stability of the markets generally and the strength of counterparties specifically, lenders may from time to time curtail, or even cease to provide, funding to borrowers.

Our liquidity management policies are designed to mitigate the potential risk that we may be unable to access adequate financing to service our financial obligations without material business impact. The principal elements of our liquidity management framework are: (a) daily monitoring of our liquidity needs at the holding company and significant subsidiary level; (b) stress testing the liquidity position at Stifel Bank; and (c) diversification of our funding sources.

Monitoring of liquidity – Senior management establishes our liquidity and capital policies. These policies include senior management's review of short- and long-term cash flow forecasts, review of monthly capital expenditures, the monitoring of the availability of alternative sources of financing, and the daily monitoring of liquidity in our significant subsidiaries. Our decisions on the allocation of capital to our business units consider, among other factors, projected profitability and cash flow, risk, and impact on future liquidity needs. Our treasury department assists in evaluating, monitoring, and controlling the impact that our business activities have on our financial condition, liquidity, and capital structure as well as maintains our relationships with various lenders. The objectives of these policies are to support the successful execution of our business strategies while ensuring ongoing and sufficient liquidity.

Liquidity stress testing (Stifel Bank) – Stifel Bank performs two primary stress tests on its liquidity position. These stress tests are based on the following company-specific stresses: (1) the amount of deposit run-off that Stifel Bank could withstand over a one-month period of time based on its on-balance sheet liquidity and available credit, and (2) Stifel Bank's ability to fund operations if all available credit were to be drawn immediately, with no additional available credit. The goal of these stress tests is to determine Stifel Bank's ability to fund continuing operations under significant pressures on both assets and liabilities.

Under both stress tests, Stifel Bank considers cash and highly liquid investments as available to meet liquidity needs. In its analysis, Stifel Bank considers Agency MBS, Corporate Bonds, and CMBS as highly liquid. In addition to being able to be readily financed at modest haircut levels, Stifel Bank estimates that each of the individual securities within each of the asset classes described above could be sold into the market and converted into cash within three business days under normal market conditions, assuming that the entire portfolio of a given asset class was not simultaneously liquidated. At December 31, 2012, available cash and highly liquid investments comprised approximately 50% of Stifel Bank's assets, which was well in excess of its internal target.

In addition to these stress tests, Stifel Bank management performs a daily liquidity review. The daily analysis provides Stifel Bank management with all major fluctuations in liquidity. The analysis also tracks the proportion of deposits that Stifel Bank is sweeping from its affiliated broker-dealer, Stifel Nicolaus. On a monthly basis, liquidity key performance indicators and compliance with liquidity policy limits are reported to the Board of Directors. Stifel Bank has not violated any internal liquidity policy limits.

Funding Sources

The Company pursues a strategy of diversification of secured and unsecured funding sources (by product and by investor) and attempts to ensure that the tenor of the Company's liabilities equals or exceeds the expected holding period of the assets being financed. The Company funds its balance sheet through diverse sources. These sources may include the Company's equity capital, long-term debt, repurchase agreements, securities lending, deposits, committed and uncommitted credit facilities, FHLB advances, and federal funds agreements. At December 31, 2012, we have $163.1 million of ARS. Any redemptions by issuers of the ARS will create liquidity during the period in which the redemption occurs. ARS redemptions have been at par, and we believe will continue to be at par.

Cash and Cash Equivalents – We held $403.9 million of cash and cash equivalents at December 31, 2012, compared to $167.7 million at December 31, 2011. Cash and cash equivalents provide immediate sources of funds to meet our liquidity needs.

Securities Available-for-Sale – We held $1.6 billion in available-for-sale investment securities at December 31, 2012, compared to $1.2 billion at December 31, 2011. As of December 31, 2012, the weighted-average life of the investment securities portfolio was approximately 3.1 years. These investment securities provide increased liquidity and flexibility to support our company's funding requirements.

We monitor the available-for-sale investment portfolio for other-than-temporary impairment based on a number of criteria, including the size of the unrealized loss position, the duration for which the security has been in a loss position, credit rating, the nature of the investments, and current market conditions. For debt securities, we also consider any intent to sell the security and the likelihood we will be required to sell the security before its anticipated recovery. We continually monitor the ratings of our security holdings and conduct regular reviews of our credit-sensitive assets.

Deposits – Deposits have become one of our largest funding sources. Deposits provide a stable, low-cost source of funds that we utilize to fund loan and asset growth and to diversify funding sources. We have continued to expand our deposit-gathering efforts through our existing private client network and through expansion. These channels offer a broad set of deposit products that include demand deposits, money market deposits, and certificates of deposit ("CDs").

As of December 31, 2012, we had $3.3 billion in deposits compared to $2.1 billion at December 31, 2011. The growth in deposits is primarily attributable to the increase in brokerage deposits held by the bank. Our core deposits are comprised of non-interest-bearing deposits, money market deposit accounts, savings accounts, and CDs.

Short-term borrowings – Our short-term financing is generally obtained through short-term bank line financing on an uncommitted, secured basis, short-term bank line financing on an unsecured basis, and securities lending arrangements. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of customer-owned securities used as collateral is not reflected in the consolidated statements of financial condition. Our uncommitted secured lines of credit at December 31, 2012, totaled $680.0 million with four banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines are subject to approval by the individual banks each time an advance is requested and may be denied. Our peak daily borrowing was $473.7 million during the year ended December 31, 2012. There are no compensating balance requirements under these arrangements.

At December 31, 2012, short-term borrowings from banks were $304.7 million at an average rate of 1.14%, which were collateralized by company-owned securities valued at $530.7 million. At December 31, 2011, short-term borrowings from banks were $199.4 million at an average rate of 1.17%, which were collateralized by company-owned securities valued at $388.0 million. The average bank borrowing was $184.4 million, $199.6 million, and $108.8 million for the years ended December 31, 2012, 2011, and 2010, respectively, at average daily interest rates of 1.10%, 1.15%, and 1.01%, respectively.

At December 31, 2012 and 2011, Stifel Nicolaus had a stock loan balance of $19.2 million and $124.7 million, respectively, at average daily interest rates of 0.24% and 0.17%, respectively. The average outstanding securities lending arrangements utilized in financing activities were $137.3 million, $124.1 million, and $69.5 million during the years ended December 31, 2012, 2011, and 2010, respectively, at average daily effective interest rates of 0.16%, 0.30%, and 0.38%, respectively. Customer-owned securities were utilized in these arrangements.

Unsecured short-term borrowings – Our committed short-term bank line financing at December 31, 2012, consisted of a $50.0 million committed revolving credit facility. The credit facility expires in December 2013. The applicable interest rate under the revolving credit facility is calculated as a per annum rate equal to the higher of (i) the prime rate, (ii) the federal funds effective rate plus 0.50%, or (iii) one-month Eurocurrency rate plus 1.00%, as defined in the revolving credit facility. On January 31, 2013, our revolving credit facility was amended to increase our line of credit to $100.0 million.

We can draw upon this line as long as certain restrictive covenants are maintained. Under our revolving credit facility, we are also required to maintain compliance with a minimum consolidated tangible net worth covenant under which we are required to have at all times a consolidated tangible net worth, as defined in the revolving credit facility, of not less than the greater of (x) $625.0 million or (y) 80% of the consolidated tangible net worth as of the last day of the previous fiscal year and a maximum consolidated total capitalization ratio covenant under which we are required to have at all times a consolidated total capitalization ratio, as defined in the revolving credit facility, of not more than 25%. In addition, Stifel Nicolaus, our broker-dealer subsidiary, is required to maintain compliance with a minimum regulatory net capital covenant of not less than 10% of aggregate debits, as defined in the revolving credit facility.

At December 31, 2012, we had no advances on our revolving credit facility and were in compliance with all covenants. Our revolving credit facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to similar obligations, certain events of bankruptcy and insolvency, and judgment defaults.

Federal Home Loan Bank Advances and other secured financing – Stifel Bank has borrowing capacity with the Federal Home Loan Bank of $601.4 million at December 31, 2012, all of which was unused, and a $25.0 million federal funds agreement for the purpose of purchasing short-term funds should additional liquidity be needed. Stifel Bank receives overnight funds from excess cash held in Stifel Nicolaus brokerage accounts, which are deposited into a money market account. These balances totaled $3.3 billion at December 31, 2012.

Public Offering of Senior Notes – On January 18, 2012, we issued $175.0 million principal amount of 6.70% Senior Notes due 2022 (the "notes"). Interest on the notes accrue from January 23, 2012, and will be paid quarterly in arrears on January 15, April 15, July 15, and October 15 of each year, commencing on April 15, 2012. The notes will mature on January 15, 2022. We may redeem the notes, in whole or in part, on or after January 15, 2015, at our option at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of redemption. Proceeds from the notes issuance of $169.3 million, after discounts, commissions, and expenses, will be used for general corporate purposes. In January 2012, we received an initial credit rating from Standard & Poor's Financial Services LLC of BBB-, along with a BBB- rating on the notes.

On December 18, 2012, we issued $150.0 million principal amount of 5.375% Senior Notes due 2022 (the "December 2012 Notes"). Interest on the December 2012 Notes accrue from December 21, 2012, and will be paid quarterly in arrears on January 15, April 15, July 15, and October 15 of each year, commencing on April 15, 2013. The December 2012 Notes will mature on December 31, 2022. We may redeem the December 2012 Notes in whole or in part on or after December 31, 2015, at our option, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of redemption. Proceeds from the December 2012 Notes issuance of $146.1 million, after discounts, commissions, and expenses, will be used for general corporate purposes. In January 2013, we received a BBB- rating on the December 2012 Notes.

Non-Recourse Debt – On December 17, 2012, we issued $60.0 million principal in non-recourse debt for the purpose of acquiring East Shore Aircraft LLC. Interest on the non-recourse debt is payable monthly. We are required to redeem some of the non-recourse debt as each aircraft is sold at the various lease expiration dates. We will collect 100% of the monthly lease payments with approximately 65% allocated to pay interest first then principal on non-recourse debt. In addition, as each aircraft is sold at the various lease expiration dates, a portion of the proceeds will be applied to the principal balance of the non-recourse debt.

Credit Rating

We believe our current rating depends upon a number of factors, including industry dynamics, operating and economic environment, operating results, operating margins, earnings trends and volatility, balance sheet composition, liquidity and liquidity management, our capital structure, our overall risk management, business diversification, and our market share and competitive position in the markets in which we operate. Deteriorations in any of these factors could impact our credit rating. A reduction in our credit rating could adversely affect our liquidity and competitive position, increase our incremental borrowing costs, limit our access to the capital markets, or trigger our obligations under certain financial agreements. As such, we may not be able to successfully obtain additional outside financing to fund our operations on favorable terms, or at all.

We believe our existing assets, most of which are liquid in nature, together with the funds from operations, available informal short-term credit arrangements, and our ability to raise additional capital will provide sufficient resources to meet our present and anticipated financing needs.

Use of Capital Resources – TWP has entered into settlement and release agreements ("Settlement Agreements") with certain customers, whereby it will purchase their ARS, at par, in exchange for a release from any future claims. At December 31, 2012, we estimate that TWP customers held $18.4 million par value of ARS, which may be repurchased over the next 3 years. The amount estimated for repurchase assumes no issuer redemptions.

On March 19, 2012, we announced a settlement with five Wisconsin school districts in a lawsuit that the districts filed in 2008 over investments that were created by Royal Bank of Canada and purchased by the districts when we acted as the districts' public finance investment banker. Under the terms of the settlement, we paid $13.0 million to the school districts and provided a standby letter of credit for an additional $9.5 million, to be paid when, among other conditions, we resolve a related case with the SEC. The settlement also provides the potential for the school districts to obtain significant additional damages.

On August 6, 2012, along with certain other investors, we entered into a Securities Purchase Agreement (the "Purchase Agreement") with Knight Capital Group, Inc. ("Knight Capital"), pursuant to which, among other things, Knight Capital sold an aggregate of 400,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), in a private placement in exchange for aggregate cash consideration of $400.0 million. Pursuant to the Purchase Agreement, we purchased 30,000 shares of Preferred Stock in exchange for cash consideration of $30.0 million. Each share of Preferred Stock is convertible into 666.667 shares of common stock, $0.01 per share, of Knight Capital.

On November 5, 2012, Stifel Financial Corp. and KBW entered into a merger agreement for our company to acquire 100% of the outstanding shares of KBW common stock. Under the terms of the merger agreement, each share of common stock, including certain restricted stock, of KBW issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive a combination of (i) cash consideration of $8.00 ($10.00 less the extraordinary dividend amount of $2.00) and (ii) stock consideration of 0.2143 a share of our common stock.

The merger closed on February 15, 2013. In conjunction with the close of the merger, we issued 6.7 million shares of common stock to holders of KBW common stock, issued 2.2 restricted awards to KBW employees, and paid $253.0 million in cash.

On December 20, 2012, we acquired 100% of the ordinary members' partnership interests in Miller Buckfire & Co. LLC ("Miller Buckfire"), an investment banking firm. Miller Buckfire provides a full range of investment banking advisory services, including financial restructuring, mergers and acquisitions, and debt and equity placements. The aggregate consideration paid by us in the Miller Buckfire acquisition included $7.3 million in cash, our initial investment of $28.0 million, and common stock with a fair value of $21.7 million.

On December 21, 2012, we completed the acquisition of East Shore Aircraft LLC ("East Shore"). East Shore was initially formed to acquire fifteen Boeing 757-200 aircraft from United Air Lines, Inc. ("UAL") in sale-leaseback transactions with UAL. The purchase price of $112.9 million was financed through a combination of existing cash and the issuance of non-recourse debt. We will collect 100% of the monthly lease payments with approximately 65% allocated to pay interest first then principal on non-recourse debt. In addition, as each aircraft is sold at the various lease expiration dates, a portion of the proceeds will be applied to the principal balance of the non-recourse debt. The acquired assets consisted primarily of direct financing leases and operating leases. The allocation of the purchase price based on the fair values of the assets acquired and liabilities assumed resulted in no goodwill or intangible assets being recorded.

The following table summarizes the activity related to our company's demand note receivable from January 1, 2011 to December 31, 2012 *(in thousands)*:

	December 31, 2012	*December 31, 2011*
Beginning balance	$172,717	$181,357
Notes issued – organic growth	63,948	38,654
Notes issued – acquisitions[1]	—	7,830
Amortization	(57,147)	(55,923)
Other	(234)	799
Ending balance	$179,284	$172,717

[1] Notes issued in conjunction with the acquisitions of S&Y in 2011.

We have paid $63.9 million in the form of upfront notes to financial advisors for transition pay during the year ended December 31, 2012. As we continue to take advantage of the opportunities created by market displacement and as competition for skilled professionals in the industry increases, we may decide to devote more significant resources to attracting and retaining qualified personnel.

We utilize transition pay, principally in the form of upfront demand notes, to aid financial advisors, who have elected to join our firm, to supplement their lost compensation while transitioning their customers' accounts to the Stifel platform. The initial value of the notes is determined primarily by the financial advisors trailing production and assets under management. These notes are generally forgiven over a five- to ten-year period based on production. The future estimated amortization expense of the upfront notes, assuming current year production levels and static growth for the years ended December 31, 2013, 2014, 2015, 2016, 2017, and thereafter are $51.1 million, $38.7 million, $28.9 million, $21.6 million, $14.4 million, and $21.1 million, respectively. These estimates could change if we continue to grow our business through expansion or experience increased production levels.

We maintain several incentive stock award plans that provide for the granting of stock options, stock appreciation rights, restricted stock, performance awards, and stock units to our employees. Historically, we have granted stock units to our employees as part of our retention program. A stock unit represents the right to receive a share of common stock from our company at a designated time in the future without cash payment by the employee and is issued in lieu of cash incentive, principally for deferred compensation and employee retention plans. The restricted stock units vest on an annual basis over the next three to eight years and are distributable, if vested, at future specified dates. At December 31, 2012, the total number of stock units outstanding was 15.5 million, of which 6.6 million were unvested. At December 31, 2012, there was unrecognized compensation cost for stock units of $209.4 million, which is expected to be recognized over a weighted-average period of 3.2 years.

Net Capital Requirements – We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to our company from our subsidiaries. Distributions from our broker-dealer subsidiaries are subject to net capital rules. These subsidiaries have historically operated in excess of minimum net capital requirements. However, if distributions were to be limited in the future due to the failure of our subsidiaries to comply with the net capital rules or a change in the net capital rules, it could have a material and adverse affect to our company by limiting our operations that require intensive use of capital, such as underwriting or trading activities, or limit our ability to implement our business and growth strategies, pay interest on and repay the principal of our debt, and/or repurchase our common stock. Our non-broker-dealer subsidiary, Stifel Bank, is also subject to various regulatory capital requirements administered by the federal banking agencies. Our broker-dealer subsidiaries and Stifel Bank have consistently operated in excess of their capital adequacy requirements.

At December 31, 2012, Stifel Nicolaus had net capital of $411.2 million, which was 77.8% of aggregate debit items and $400.7 million in excess of its minimum required net capital. At December 31, 2012, CSA's net capital exceeded the minimum net capital required under the SEC rule. At December 31, 2012, SNEL's net capital and reserves was in excess of the financial resources requirement under the rules of the FSA. At December 31, 2012, SN Canada's net capital and reserves was in excess of the financial resources requirement under the rules of the IIROC. At December 31, 2012, Stifel Bank was considered well capitalized under the regulatory framework for prompt corrective action. See Note 20 of the Notes to Consolidated Financial Statements for details of our regulatory capital requirements.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in accordance with U.S. generally accepted accounting principles and pursuant to the rules and regulations of the SEC, we make assumptions, judgments, and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures of contingent assets and liabilities. We base our assumptions, judgments, and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. On a regular basis, we evaluate our assumptions, judgments, and estimates. We also discuss our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

We believe that the assumptions, judgments, and estimates involved in the accounting policies described below have the greatest potential impact on our consolidated financial statements. These areas are key components of our results of operations and are based on complex rules that require us to make assumptions, judgments, and estimates, so we consider these to be our critical accounting policies. Historically, our assumptions, judgments, and estimates relative to our critical accounting policies and estimates have not differed materially from actual results.

For a full description of these and other accounting policies, see Note 2 of the Notes to Consolidated Financial Statements.

Valuation of Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, trading securities owned, available-for-sale securities, investments, trading securities sold, but not yet purchased, and derivatives.

Trading securities owned and pledged and trading securities sold, but not yet purchased, are carried at fair value on the consolidated statements of financial condition, with unrealized gains and losses reflected on the consolidated statements of operations.

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and less judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted have less pricing observability and are measured at fair value using valuation models that require more judgment. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, and overall market conditions generally.

When available, we use observable market prices, observable market parameters, or broker or dealer quotes (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our trading securities and other investments owned, trading securities pledged as collateral, and trading securities sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term, and the differences could be material.

We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "Fair Value Measurement and Disclosures." Fair value measurements of financial instruments that use quoted prices in active markets for identical assets or liabilities are generally categorized as Level 1, and fair value measurements of financial instruments that have no direct observable levels are generally categorized as Level 3. All other fair value measurements of financial instruments that do not fall within the Level 1 or Level 3 classification are considered Level 2. The lowest level input that is significant to the fair value measurement of a financial instrument is used to categorize the instrument and reflects the judgment of management.

Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. We have identified Level 3 financial instruments to include certain asset-backed securities, consisting of collateral loan obligation securities, that have experienced low volumes of executed transactions, certain corporate bonds and equity securities where there was less frequent or nominal market activity, investments in private equity funds, and auction rate securities for which the market has been dislocated and largely ceased to function. Our Level 3 asset-backed securities are valued using cash flow models that utilize unobservable inputs. Level 3 corporate bonds are valued using prices from comparable securities. Equity securities with unobservable inputs are valued using management's best estimate of fair value, where the inputs require significant management judgment. Auction rate securities are valued based upon our expectations of issuer redemptions and using internal models.

At December 31, 2012, Level 3 assets for which we bear economic exposure were $206.8 million or 7.7% of the total assets measured at fair value. During the year ended December 31, 2012, we recorded purchases of $87.0 million and sales and redemptions of $113.2 million of Level 3 assets. We transferred $4.7 million, net, out of Level 3 during the year ended December 31, 2012. Our valuation adjustments (realized and unrealized) increased the value of our Level 3 assets by $3.1 million.

At December 31, 2011, Level 3 assets for which we bear economic exposure were $234.6 million or 12.3% of the total assets measured at fair value. During the year ended December 31, 2011, we recorded purchases of $287.7 million and sales and redemptions of $254.6 million of Level 3 assets. We transferred $21.8 million, net, into Level 3 during the year ended December 31, 2011. Our valuation adjustments (realized and unrealized) increased the value of our Level 3 assets by $6.2 million.

At December 31, 2012, Level 3 assets included the following: $163.1 million of auction rate securities and $43.7 million of private equity, municipal securities, and other fixed income securities.

Investments in Partnerships

Investments in partnerships and other investments include our general and limited partnership interests in investment partnerships and direct investments in non-public companies. These interests are carried at estimated fair value. The net assets of investment partnerships consist primarily of investments in non-marketable securities. The underlying investments held by such partnerships and direct investments in non-public companies are valued based on estimated fair value ultimately determined by us in our capacity as general partner or investor and, in the case of an investment in an unaffiliated investment partnership, are based on financial statements prepared by an unaffiliated general partner. Due to the inherent uncertainty of valuation, fair values of these non-marketable investments may differ from the values that would have been used had a ready market existed for these investments, and the differences could be material. Increases and decreases in estimated fair value are recorded based on underlying information of these non-public company investments, including third-party transactions evidencing a change in value, market comparables, operating cash flows and financial performance of the companies, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and specific rights or terms associated with the investment, such as conversion features and liquidation preferences. In cases where an estimate of fair value is determined based on financial statements prepared by an unaffiliated general partner, such financial statements are generally unaudited other than audited year-end financial statements. Upon receipt of audited financial statements from an investment partnership, we adjust the fair value of the investments to reflect the audited partnership results if they differ from initial estimates. We also perform procedures to evaluate fair value estimates provided by unaffiliated general partners. At December 31, 2012, we had commitments to invest in affiliated and unaffiliated investment partnerships of $3.0 million. These commitments are generally called as investment opportunities are identified by the underlying partnerships. These commitments may be called in full at any time.

The investment partnerships in which we are general partner may allocate carried interest and make carried interest distributions, which represent an additional allocation of net realized and unrealized gains to the general partner if the partnerships' investment performance reaches a threshold as defined in the respective partnership agreements. These allocations are recognized in revenue as realized and unrealized gains and losses on investments in partnerships. Our recognition of allocations of carried interest gains and losses from the investment partnerships in revenue is not adjusted to reflect expectations about future performance of the partnerships.

As the investment partnerships realize proceeds from the sale of their investments, they may make cash distributions as provided for in the partnership agreements. Distributions that result from carried interest may subsequently become subject to claw back if the fair value of private equity partnership assets subsequently decreases in fair value. To the extent these decreases in fair value and allocated losses exceed our capital account balance, a liability is recorded by us. These liabilities for claw back obligations are not required to be paid to the investment partnerships until the dissolution of such partnerships, and are only required to be paid if the cumulative amounts actually distributed exceed the amount due based on the cumulative operating results of the partnerships.

We earn fees from the investment partnerships that we manage or of which we are a general partner. Such management fees are generally based on the net assets or committed capital of the underlying partnerships. We have agreed, in certain cases, to waive management fees, in lieu of making a cash contribution, in satisfaction of our general partner investment commitments to the investment partnerships. In these cases, we generally recognize our management fee revenues at the time when we are allocated a special profit interest in realized gains from these partnerships.

Contingencies

We are involved in various pending and potential legal proceedings related to our business, including litigation, arbitration, and regulatory proceedings. Some of these matters involve claims for substantial amounts, including claims for punitive damages. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses in accordance with Topic 450 ("Topic 450"), "Contingencies," to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of these reserve amounts requires us to use significant judgment, and our final liabilities may ultimately be materially different. This determination is inherently subjective, as it requires estimates that are subject to potentially significant revision as more information becomes available and due to subsequent events. In making these determinations, we consider many factors, including, but not limited to, the loss and damages sought by the plaintiff or claimant, the basis and validity of the claim, the likelihood of a successful defense against the claim, and the potential for, and magnitude of, damages or settlements from such pending and potential litigation and arbitration proceedings, and fines and penalties or orders from regulatory agencies. See Item 3, "Legal Proceedings," in Part I of this report for information on our legal, regulatory, and arbitration proceedings.

Allowance for Loan Losses

We regularly review the loan portfolio and have established an allowance for loan losses for inherent losses estimated to have occurred in the loan portfolio through a provision for loan losses charged to income. In providing for the allowance for loan losses, we consider historical loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement will not be collectible. Factors considered in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Once a loan is determined to be impaired, when principal or interest becomes 90 days past due or when collection becomes uncertain, the accrual of interest and amortization of deferred loan origination fees is discontinued ("non-accrual status"), and any accrued and unpaid interest income is reversed. Loans placed on non-accrual status are returned to accrual status when all delinquent principal and interest payments are collected and the collectibility of future principal and interest payments is reasonably assured. Loan losses are charged against the allowance when we believe the uncollectibility of a loan balance is certain. Subsequent recoveries, if any, are credited to the allowance for loan loss.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment measurements. Impairment is measured on a loan-by-loan basis for non-homogeneous loans and a specific allowance is established for individual loans determined to be impaired. Impairment is measured by comparing the carrying value of the impaired loan to the present value of its expected cash flow discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

Derivative Instruments and Hedging Activities

Our derivative instruments are carried on the consolidated statement of financial condition at fair value. We utilize these derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. Our company's goal is to manage sensitivity to changes in rates by offsetting the repricing or maturity characteristics of certain assets and liabilities, thereby limiting the impact on earnings. The use of derivative instruments does expose our company to credit and market risk. We manage credit risk through strict counterparty credit risk limits and/or collateralization agreements. At inception, we determine if a derivative instrument meets the criteria for hedge accounting under Topic 815, "Derivatives and Hedging." Ongoing effectiveness evaluations are made for instruments that are designated and qualify as hedges. If the derivative does not qualify for hedge accounting, no assessment of effectiveness is needed.

Income Taxes

The provision for income taxes and related tax reserves is based on our consideration of known liabilities and tax contingencies for multiple taxing authorities. Known liabilities are amounts that will appear on current tax returns, amounts that have been agreed to in revenue agent revisions as the result of examinations by the taxing authorities, and amounts that will follow from such examinations but affect years other than those being examined. Tax contingencies are liabilities that might arise from a successful challenge by the taxing authorities taking a contrary position or interpretation regarding the application of tax law to our tax return filings. Factors considered in estimating our liability are results of tax audits, historical experience, and consultation with tax attorneys and other experts.

Topic 740 ("Topic 740"), "Income Taxes," clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribed recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, Topic 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Goodwill and Intangible Assets

Under the provisions of Topic 805, "Business Combinations," we record all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value. Determining the fair value of assets and liabilities requires certain estimates. At December 31, 2012, we had goodwill of $419.4 million and intangible assets of $29.0 million.

In accordance with Topic 350, "Intangibles – Goodwill and Other," indefinite-life intangible assets and goodwill are not amortized. Rather, they are subject to impairment testing on an annual basis, or more often if events or circumstances indicate there may be impairment. This test involves assigning tangible assets and liabilities as well as identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying amount. If the fair value is less than the carrying amount, a further test is required to measure the amount of the impairment. We have elected to test for goodwill impairment in the third quarter of each calendar year.

We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. We test for impairment at the reporting unit level, which is generally at the level of or one level below our company's business segments. For both the annual and interim tests, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if we conclude otherwise, we are then required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value of a reporting unit is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair values of the reporting units are derived based on valuation techniques we believe market participants would use for each of the reporting units. Our annual goodwill impairment testing was completed as of July 31, 2012, with no impairment identified.

The goodwill impairment test requires us to make judgments in determining what assumptions to use in the calculation. Assumptions, judgments, and estimates about future cash flows and discount rates are complex and often subjective. They can be affected by a variety of factors, including, among others, economic trends and market conditions, changes in revenue growth trends or business strategies, unanticipated competition, discount rates, technology, or government regulations. In assessing the fair value of our reporting units, the volatile nature of the securities markets and industry requires us to consider the business and market cycle and assess the stage of the cycle in estimating the timing and extent of future cash flows. In addition to discounted cash flows, we consider other information, such as public market comparables and multiples of recent mergers and acquisitions of similar businesses. Although we believe the assumptions, judgments, and estimates we have made in the past have been reasonable and appropriate, different assumptions, judgments, and estimates could materially affect our reported financial results.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Recent Accounting Pronouncements

See Note 2 of the Notes to Consolidated Financial Statements for information regarding the effect of new accounting pronouncements on our consolidated financial statements.

Off-Balance Sheet Arrangements

Information concerning our off-balance sheet arrangements is included in Note 22 of the Notes to Consolidated Financial Statements. Such information is hereby incorporated by reference.

Dilution

As of December 31, 2012, there were 248,765 shares of our common stock issuable on outstanding options, with an average weighted exercise price of $19.95, and 15,474,674 outstanding stock unit grants, with each unit representing the right to receive shares of our common stock at a designated time in the future. The restricted stock units vest on an annual basis over the next three to eight years and are distributable, if vested, at future specified dates. Of the outstanding restricted stock unit awards, 8,923,743 shares are currently vested and 6,550,931 are unvested. Assuming vesting requirements are met, the Company anticipates that 3,114,011 shares under these awards will be distributed in 2013, 1,773,086 will be distributed in 2014, 1,277,226 will be distributed in 2015, and the balance of 9,310,351 will be distributed thereafter.

An employee will realize income as a result of an award of stock units at the time shares are distributed in an amount equal to the fair market value of the shares at that time, and we are entitled to a corresponding tax deduction in the year of issuance. Unless an employee elects to satisfy the withholding in another manner, either by paying the amount in cash or by delivering shares of Stifel Financial Corp. common stock already owned by the individual for at least six months, we may satisfy tax withholding obligations on income associated with the grants by reducing the number of shares otherwise deliverable in connection with the awards, the reduction will be calculated based on a current market price of our common stock. Based on current tax law, we anticipate that the shares issued when the awards are paid to the employees will be reduced by approximately 35% to satisfy the minimum withholding obligations, so that approximately 65% of the total restricted stock units that are distributable in any particular year will be converted into issued and outstanding shares.

Contractual Obligations

The following table sets forth our contractual obligations to make future payments as of December 31, 2012 *(in thousands)*:

	Total	2013	2014	2015	2016	2017	Thereafter
Senior notes[1, 2]	$ 325,000	$ —	$ —	$ —	$ —	$ —	$325,000
Interest on senior notes	197,878	19,788	19,788	19,788	19,788	19,788	98,938
Non-recourse debt[3]	58,992	11,430	16,414	24,383	6,765	—	—
Interest on non-recourse debt[3]	7,943	3,618	2,687	1,502	136	—	—
Debenture to Stifel Financial Capital Trust II[4]	35,000	—	—	—	—	—	35,000
Interest on debenture[4]	15,062	662	662	662	662	662	11,752
Debenture to Stifel Financial Capital Trust III[5]	35,000	—	—	—	—	—	35,000
Interest on debenture[5]	17,511	715	715	715	715	715	13,936
Debenture to Stifel Financial Capital Trust IV[6]	12,500	—	—	—	—	—	12,500
Interest on debenture[6]	6,253	255	255	255	255	255	4,978
Operating leases	238,691	53,830	47,927	41,043	32,814	23,696	39,381
Commitments to extend credit – Stifel Bank[7]	473,302	304,642	18,991	11,683	78,249	51,336	8,401
ARS repurchase[8]	18,400	—	—	18,400	—	—	—
Earn-out to Stone & Youngberg LLC[9]	42,000	12,882	20,118	9,000	—	—	—
Commitments to fund partnership interests	2,990	2,990	—	—	—	—	—
Certificates of deposit	630	427	203	—	—	—	—
	$1,487,152	$411,239	$127,760	$127,431	$139,384	$96,452	$584,886

[1] In January 2012, we sold in a registered underwritten public offering, $175.0 million in aggregate principal amount of 6.70% senior notes due January 2022. Interest on these senior notes is payable quarterly in arrears. On or after January 15, 2015, we may redeem some or all of the senior notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date.

[2] In December 2012, we sold in a registered underwritten public offering, $150.0 million in aggregate principal amount of 5.375% senior notes due December 2022. Interest on these senior notes is payable quarterly in arrears. On or after December 31, 2015, we may redeem some or all of the senior notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date.

[3] On December 17, 2012, we issued $60.0 million in non-recourse debt for the purpose of acquiring East Shore Aircraft LLC. Interest on the non-recourse debt is payable monthly. We are required to redeem some of the non-recourse debt as each aircraft is sold at the various lease expiration dates. When each aircraft is sold, a portion of the proceeds will be applied to the principal balance of the non-recourse debt.

[4] Debenture to Stifel Financial Capital Trust II matures on September 30, 2035. The interest is payable at a floating interest rate equal to three-month London Interbank Offered Rate ("LIBOR") plus 1.70% per annum. Thereafter, interest rate assumes no increase.

[5] Debenture to Stifel Financial Capital Trust III matures on June 6, 2037. The interest is payable at a floating interest rate equal to three-month LIBOR plus 1.85% per annum. Thereafter, interest rate assumes no increase.

[6] Debenture to Stifel Financial Capital Trust IV matures on September 6, 2037. The interest is payable at a floating interest rate equal to three-month LIBOR plus 1.85% per annum. Thereafter, interest rate assumes no increase.

[7] Commitments to extend credit include commitments to originate loans, outstanding standby letters of credit, and lines of credit which may expire without being funded and, as such, do not represent estimates of future cash flow.

[8] TWP has entered into settlement and release agreements with certain customers, whereby it will purchase auction rate securities, at par, no later than December 31, 2015. The amounts estimated for repurchase assume no issuer redemptions. Issuer redemptions have been at par, and we expect this to continue.

[9] Information concerning the Stone & Youngberg LLC transaction is included in Note 3 of the Notes to the Consolidated Financial Statements. Such information is hereby incorporated by reference.

The amounts presented in the table above may not necessarily reflect our actual future cash funding requirements, because the actual timing of the future payments made may vary from the stated contractual obligation. In addition, due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits as of December 31, 2012, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority. Therefore, $2.7 million of unrecognized tax benefits have been excluded from the contractual obligation table above. See Note 23 to the consolidated financial statements for a discussion of income taxes.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

Risks are an inherent part of our business and activities. Management of these risks is critical to our soundness and profitability. Risk management at our company is a multi-faceted process that requires communication, judgment, and knowledge of financial products and markets. Our senior management group takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment, monitoring, and control of various risks. The principal risks involved in our business activities are: market (interest rates and equity prices), credit, operational, and regulatory and legal. We have adopted policies and procedures concerning risk management, and our Board of Directors, in exercising its oversight of management's activities, conducts periodic reviews and discussions with management regarding the guidelines and policies governing the processes by which risk assessment and risk management are handled.

Market Risk

The potential for changes in the value of financial instruments owned by our company resulting from changes in interest rates and equity prices is referred to as "market risk." Market risk is inherent to financial instruments, and accordingly, the scope of our market risk management procedures includes all market risk-sensitive financial instruments.

We trade tax-exempt and taxable debt obligations, including U.S. treasury bills, notes, and bonds; U.S. government agency and municipal notes and bonds; bank certificates of deposit; mortgage-backed securities; and corporate obligations. We are also an active market maker in over-the-counter equity securities. In connection with these activities, we may maintain inventories in order to ensure availability and to facilitate customer transactions.

Changes in value of our financial instruments may result from fluctuations in interest rates, credit ratings, equity prices, and the correlation among these factors, along with the level of volatility.

We manage our trading businesses by product and have established trading departments that have responsibility for each product. The trading inventories are managed with a view toward facilitating client transactions, considering the risk and profitability of each inventory position. Position limits in trading inventory accounts are established and monitored on a daily basis. We monitor inventory levels and results of the trading departments, as well as inventory aging, pricing, concentration, and securities ratings.

We are also exposed to market risk based on our other investing activities. These investments consist of investments in private equity partnerships, start-up companies, venture capital investments, and zero coupon U.S. government securities and are included under the caption "Investments" on the consolidated statements of financial condition.

Interest Rate Risk

We are exposed to interest rate risk as a result of maintaining inventories of interest rate-sensitive financial instruments and from changes in the interest rates on our interest-earning assets (including client loans, stock borrow activities, investments, inventories, and resale agreements) and our funding sources (including client cash balances, stock lending activities, bank borrowings, and repurchase agreements), which finance these assets. The collateral underlying financial instruments at the broker-dealer is repriced daily, thus requiring collateral to be delivered as necessary. Interest rates on client balances and stock borrow and lending produce a positive spread to our company, with the rates generally fluctuating in parallel.

We manage our inventory exposure to interest rate risk by setting and monitoring limits and, where feasible, hedging with offsetting positions in securities with similar interest rate risk characteristics. While a significant portion of our securities inventories have contractual maturities in excess of five years, these inventories, on average, turn over several times per year.

Additionally, we monitor, on a daily basis, the Value-at-Risk ("VaR") in our trading portfolios using a ten-day horizon and report VaR at a 99% confidence level. VaR is a statistical technique used to estimate the probability of portfolio losses based on the statistical analysis of historical price trends and volatility. This model assumes that historical changes in market conditions are representative of future changes, and trading losses on any given day could exceed the reported VaR by significant amounts in unusually volatile markets. Further, the model involves a number of assumptions and inputs. While we believe that the assumptions and inputs we use in our risk model are reasonable, different assumptions and inputs could produce materially different VaR estimates.

The following table sets forth the high, low, and daily average VaR for our trading portfolios during the year ended December 31, 2012, and the daily VaR at December 31, 2012 and 2011 *(in thousands)*:

	Year Ended December 31, 2012			*VaR Calculation at*	
	High	*Low*	*Daily Average*	*December 31, 2012*	*December 31, 2011*
Daily VaR	$ 8,904	$1,172	$4,279	$4,653	$8,421

Stifel Bank's interest rate risk is principally associated with changes in market interest rates related to residential, consumer, and commercial lending activities, as well as FDIC-insured deposit accounts to customers of our broker-dealer subsidiaries and to the general public.

Our primary emphasis in interest rate risk management for Stifel Bank is the matching of assets and liabilities of similar cash flow and repricing time frames. This matching of assets and liabilities reduces exposure to interest rate movements and aids in stabilizing positive interest spreads. Stifel Bank has established limits for acceptable interest rate risk and acceptable portfolio value risk. To ensure that Stifel Bank is within the limits established for net interest margin, an analysis of net interest margin based on various shifts in interest rates is prepared each quarter and presented to Stifel Bank's Board of Directors. Stifel Bank utilizes a third-party model to analyze the available data.

The following table illustrates the estimated change in net interest margin at December 31, 2012, based on shifts in interest rates of up to positive 200 basis points and negative 200 basis points:

Hypothetical Change in Interest Rates	*Projected Change in Net Interest Margin*
+200	31.1%
+100	14.0%
0	0.00%%
-100	n/a
-200	n/a

The following GAP Analysis table indicates Stifel Bank's interest rate sensitivity position at December 31, 2012 *(in thousands)*:

	Repricing Opportunities			
	0-6 Months	*7-12 Months*	*1-5 Years*	*5+ Years*
Interest-earning assets:				
Loans	$1,038,479	$ 15,531	$ 11,110	$ 5
Securities	1,110,215	212,602	867,688	118,125
Interest-bearing cash	219,878	—	—	—
	$2,368,572	$ 228,133	$ 878,798	$ 118,130
Interest-bearing liabilities:				
Transaction accounts and savings	$ 572,124	$ 543,056	$1,830,626	$ 406,973
Certificates of deposit	95	332	203	—
Borrowings	—	—	—	16,914
	$ 572,219	$ 543,388	$1,830,829	$ 423,887
GAP	1,796,353	(315,255)	(952,031)	(305,757)
Cumulative GAP	$1,796,353	$1,481,098	$ 529,067	$ 223,310

We maintain a risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. Our goal is to manage sensitivity to changes in rates by hedging the maturity characteristics of Fed funds-based affiliated deposits, thereby limiting the impact on earnings. By using derivative instruments, we are exposed to credit and market risk on those derivative positions. We manage the market risk associated with interest rate contracts by establishing and monitoring limits as to the types and degree of risk that may be undertaken. Our interest rate hedging strategies may not work in all market environments and, as a result, may not be effective in mitigating interest rate risk.

Equity Price Risk

We are exposed to equity price risk as a consequence of making markets in equity securities. We attempt to reduce the risk of loss inherent in our inventory of equity securities by monitoring those security positions constantly throughout each day.

Our equity securities inventories are repriced on a regular basis, and there are no unrecorded gains or losses. Our activities as a dealer are client-driven, with the objective of meeting clients' needs while earning a positive spread.

Credit Risk

We are engaged in various trading and brokerage activities, with the counterparties primarily being broker-dealers. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. We manage this risk by imposing and monitoring position limits for each counterparty, monitoring trading counterparties, conducting regular credit reviews of financial counterparties, reviewing security concentrations, holding and marking to market collateral on certain transactions, and conducting business through clearing organizations, which guarantee performance.

Our client activities involve the execution, settlement, and financing of various transactions on behalf of our clients. Client activities are transacted on either a cash or margin basis. Credit exposure associated with our private client business consists primarily of customer margin accounts, which are monitored daily and are collateralized. We monitor exposure to industry sectors and individual securities and perform analyses on a regular basis in connection with our margin lending activities. We adjust our margin requirements if we believe our risk exposure is not appropriate based on market conditions.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2012, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $965.8 million, and the fair value of the collateral that had been sold or repledged was $140.3 million.

By using derivative instruments, we are exposed to credit and market risk on those derivative positions. Credit risk is equal to the fair value gain in a derivative, if the counterparty fails to perform. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes our company and, therefore, creates a repayment risk for our company. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, have no repayment risk. We minimize the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by senior management.

Stifel Bank extends credit to individual and commercial borrowers through a variety of loan products, including residential and commercial mortgage loans, home equity loans, construction loans, and non-real-estate commercial and consumer loans. Bank loans are generally collateralized by real estate, real property, or other assets of the borrower. Stifel Bank's loan policy includes criteria to adequately underwrite, document, monitor, and manage credit risk. Underwriting requires reviewing and documenting the fundamental characteristics of credit, including character, capacity to service the debt, capital, conditions, and collateral. Benchmark capital and coverage ratios are utilized, which include liquidity, debt service coverage, credit, working capital, and capital to asset ratios. Lending limits are established to include individual, collective, committee, and board authority. Monitoring credit risk is accomplished through defined loan review procedures, including frequency and scope.

We are subject to concentration risk if we hold large positions, extend large loans to, or have large commitments with a single counterparty, borrower, or group of similar counterparties or borrowers (i.e., in the same industry). Securities purchased under agreements to resell consist of securities issued by the U.S. government or its agencies. Receivables from and payables to clients and stock borrow and lending activities, both with a large number of clients and counterparties, and any potential concentration is carefully monitored. Stock borrow and lending activities are executed under master netting agreements, which gives our company right of offset in the event of counterparty default. Inventory and investment positions taken and commitments made, including underwritings, may involve exposure to individual issuers and businesses. We seek to limit this risk through careful review of counterparties and borrowers and the use of limits established by our senior management group, taking into consideration factors including the financial strength of the counterparty, the size of the position or commitment, the expected duration of the position or commitment, and other positions or commitments outstanding.

Operational Risk

Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our technology or financial operating systems, and inadequacies or breaches in our control processes. We operate different businesses in diverse markets and are reliant on the ability of our employees and systems to process a large number of transactions. These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing transaction volumes. In the event of a breakdown or improper operation of systems or improper action by employees, we could suffer financial loss, regulatory sanctions, and damage to our reputation. In order to mitigate and control operational risk, we have developed and continue to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization and within such departments as Accounting, Operations, Information Technology, Legal, Compliance, and Internal Audit. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits. Business continuity plans exist for critical systems, and redundancies are built into the systems as deemed appropriate.

Regulatory and Legal Risk

Legal risk includes the risk of large numbers of private client group customer claims for sales practice violations. While these claims may not be the result of any wrongdoing, we do, at a minimum, incur costs associated with investigating and defending against such claims. See further discussion on our legal reserves policy under "Critical Accounting Policies and Estimates" in Item 7, Part II and "Legal Proceedings" in Item 3, Part I of this report. In addition, we are subject to potentially sizable adverse legal judgments or arbitration awards, and fines, penalties, and other sanctions for non-compliance with applicable legal and regulatory requirements. We are generally subject to extensive regulation by the SEC, FINRA, and state securities regulators in the different jurisdictions in which we conduct business. As a bank holding company, we are subject to regulation by the Federal Reserve. Stifel Bank is subject to regulation by the FDIC. As a result, we are subject to a risk of loss resulting from failure to comply with banking laws. We have comprehensive procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, the extension of credit, including margin loans, collection activities, money laundering, and record keeping. We act as an underwriter or selling group member in both equity and fixed income product offerings. Particularly when acting as lead or co-lead manager, we have potential legal exposure to claims relating to these securities offerings. To manage this exposure, a committee of senior executives review proposed underwriting commitments to assess the quality of the offering and the adequacy of due diligence investigation.

Effects of Inflation

Our assets are primarily monetary, consisting of cash, securities inventory, and receivables from customers and brokers and dealers. These monetary assets are generally liquid and turn over rapidly and, consequently, are not significantly affected by inflation. However, the rate of inflation affects various expenses of our company, such as employee compensation and benefits, communications and office supplies, and occupancy and equipment rental, which may not be readily recoverable in the price of services we offer to our clients. Further, to the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect our financial position and results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Stifel Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stifel Financial Corp. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stifel Financial Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013, expressed an unqualified opinion thereon.



Chicago, Illinois
March 1, 2013

STIFEL FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
(in thousands)	*2012*	*2011*
Assets		
Cash and cash equivalents	$ 403,941	$ 167,671
Restricted cash	4,414	6,883
Cash segregated for regulatory purposes	128,031	26
Receivables:		
Brokerage clients, net	487,761	560,018
Broker, dealers, and clearing organizations	276,224	252,636
Securities purchased under agreements to resell	158,695	75,455
Trading securities owned, at fair value (includes securities pledged of $607,586 and $393,888, respectively)	763,608	474,951
Available-for-sale securities, at fair value	1,625,168	1,214,141
Held-to-maturity securities, at amortized cost	708,008	190,484
Loans held for sale	214,531	131,754
Bank loans, net of allowance	815,937	632,140
Other real estate owned	373	708
Investments, at fair value	236,434	239,208
Fixed assets, net	141,403	104,740
Goodwill	419,393	358,988
Intangible assets, net	28,967	33,863
Loans and advances to financial advisors and other employees, net	179,284	172,717
Deferred tax assets, net	124,576	177,803
Other assets	249,392	157,714
Total Assets	$6,966,140	$4,951,900

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (continued)

(in thousands, except share and per share amounts)	*December 31,* 2012	2011
Liabilities and Shareholders' Equity		
Short-term borrowings from banks	**$ 304,700**	$ 199,400
Payables:		
Brokerage clients	**295,509**	245,886
Brokers, dealers, and clearing organizations	**33,211**	139,911
Drafts	**90,433**	75,901
Securities sold under agreements to repurchase	**140,346**	80,176
Bank deposits	**3,346,133**	2,071,738
Trading securities sold, but not yet purchased, at fair value	**319,742**	266,833
Securities sold, but not yet purchased, at fair value	**22,966**	19,223
Accrued compensation	**187,466**	204,076
Accounts payable and accrued expenses	**259,163**	257,194
Corporate debt	**383,992**	—
Debenture to Stifel Financial Capital Trusts	**82,500**	82,500
	5,466,161	3,642,838
Liabilities subordinated to claims of general creditors	**5,318**	6,957
Shareholders' Equity:		
Preferred stock — $1 par value; authorized 3,000,000 shares; none issued	**—**	—
Exchangeable common stock — $0.15 par value; issued 0 and 172,242 shares, respectively	**—**	26
Common stock — $0.15 par value; authorized 97,000,000 shares; issued 54,967,858 and 53,547,774 shares, respectively	**8,245**	8,032
Additional paid-in capital	**1,100,137**	1,078,743
Retained earnings	**383,970**	277,195
Accumulated other comprehensive income/(loss)	**4,918**	(7,938)
	1,497,270	1,356,058
Treasury stock, at cost, 77,577 and 1,769,096 shares, respectively	**(2,505)**	(53,640)
Unearned employee stock ownership plan shares, at cost, 24,405 and 73,215 shares, respectively	**(104)**	(313)
	1,494,661	1,302,105
Total Liabilities and Shareholders' Equity	**$6,966,140**	$4,951,900

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	*Years Ended December 31,* 2012	2011	2010
Revenues:			
Commissions	$ 512,976	$ 561,081	$ 445,260
Principal transactions	408,484	343,213	453,533
Investment banking	286,585	199,584	218,104
Asset management and service fees	257,981	228,834	193,159
Interest	109,776	89,466	65,326
Other income	70,231	19,731	19,855
Total revenues	1,646,033	1,441,909	1,395,237
Interest expense	33,383	25,347	13,211
Net revenues	1,612,650	1,416,562	1,382,026
Non-interest expenses:			
Compensation and benefits	1,023,943	900,421	1,056,202
Occupancy and equipment rental	130,247	121,929	115,742
Communications and office supplies	80,941	75,589	69,929
Commissions and floor brokerage	30,870	27,040	26,301
Other operating expenses	120,777	152,975	114,081
Total non-interest expenses	1,386,778	1,277,954	1,382,255
Income/(loss) before income tax expense	225,872	138,608	(229)
Provision for income taxes/(benefit)	87,299	54,474	(2,136)
Net income	$ 138,573	$ 84,134	$ 1,907
Earnings per common share:			
Basic	$ 2.59	$ 1.61	$ 0.04
Diluted	$ 2.20	$ 1.33	$ 0.03
Weighted-average number of common shares outstanding:			
Basic	53,563	52,418	48,723
Diluted	62,937	63,058	57,672

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)	*Year Ended December 31,* 2012	2011	2010
Net income	$138,573	$84,134	$ 1,907
Other comprehensive income:			
Unrealized gains on available-for-sale securities, net of tax	8,684	2,103	3,132
Unrealized gains/(losses) in cash flow hedging instruments, net of tax	3,045	(9,615)	(5,793)
Foreign currency translation adjustment, net of tax	1,127	(807)	1,740
	12,856	(8,319)	(921)
Comprehensive income	$151,429	$75,815	$ 986

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands)	*Common Stock*		*Additional Paid-In Capital*	*Retained Earnings*	*Accumulated Other Comprehensive Income/(Loss)*	*Treasury Stock, At Cost*	*Unearned Employee Stock Ownership Plan*	*Total*
	Shares	*Amount*						
Balance at December 31, 2009	45,583	$ 6,837	$ 621,664	$ 244,615	$ 1,302	$ (242)	$ (730)	$ 873,446
Net income	—	—	—	1,907	—	—	—	1,907
Unrealized gain on securities, net of tax	—	—	—	—	3,132	—	—	3,132
Unrealized loss on cash flow hedging activities, net of tax	—	—	—	—	(5,793)	—	—	(5,793)
Foreign currency translation adjustment, net of tax	—	—	—	—	1,740	—	—	1,740
Purchase of treasury stock	—	—	—	—	—	(91,769)	—	(91,769)
Employee stock ownership plan purchases	—	—	1,446	—	—	—	209	1,655
Issuance of stock for employee benefit plans	735	111	(35,669)	(4,738)	—	16,558	—	(23,738)
Stock option exercises	246	37	1,118	(5,647)	—	4,916	—	424
Unit amortization	—	—	204,096	—	—	—	—	204,096
Excess tax benefit from stock-based compensation	—	—	17,487	—	—	—	—	17,487
Issuance of common stock for acquisitions	6,655	998	272,528	33	—	(2,274)	—	271,285
Warrant exercises	501	75	118	(3,755)	—	3,573	—	11
Balance at December 31, 2010	53,720	8,058	1,082,788	232,415	381	(69,238)	(521)	1,253,883
Net income	—	—	—	84,134	—	—	—	84,134
Unrealized gain on securities, net of tax	—	—	—	—	2,103	—	—	2,103
Unrealized loss on cash flow hedging activities, net of tax	—	—	—	—	(9,615)	—	—	(9,615)
Foreign currency translation adjustment, net of tax	—	—	—	—	(807)	—	—	(807)
Purchase of treasury stock	—	—	—	—	—	(48,505)	—	(48,505)
Employee stock ownership plan purchases	—	—	1,624	—	—	—	208	1,832
Issuance of stock for employee benefit plans	—	—	(54,267)	(39,354)	—	53,298	—	(40,323)
Stock option exercises			(3,055)		—	3,957	—	902
Unit amortization	—	—	27,538	—	—	—	—	27,538
Excess tax benefit from stock-based compensation	—	—	24,863	—	—	—	—	24,863
Issuance of common stock for acquisitions	—	—	(722)	—	—	6,822	—	6,100
Warrant exercises	—	—	(26)	—	—	26	—	—
Balance at December 31, 2011	53,720	8,058	1,078,743	277,195	(7,938)	(53,640)	(313)	1,302,105
Net income	—	—	—	138,573	—	—	—	138,573
Unrealized gain on securities, net of tax	—	—	—	—	8,684	—	—	8,684
Unrealized gain on cash flow hedging activities, net of tax	—	—	—	—	3,045	—	—	3,045
Foreign currency translation adjustment, net of tax	—	—	—	—	1,127	—	—	1,127
Purchase of treasury stock	—	—	—	—	—	(11,380)	—	(11,380)
Employee stock ownership plan purchases	—	—	1,473	—	—	—	209	1,682
Issuance of stock for employee benefit plans	281	42	(59,357)	(31,798)	—	53,350	—	(37,763)
Stock option exercises	276	41	(9,718)		—	8,044	—	(1,633)
Unit amortization	—	—	51,207	—	—	—	—	51,207
Excess tax benefit from stock-based compensation	—	—	16,722	—	—	—	—	16,722
Issuance of common stock for acquisitions	691	104	21,646	—	—	—	—	21,750
Warrant exercises	—	—	(579)	—	—	1,121	—	542
Balance at December 31, 2012	54,968	$ 8,245	$1,100,137	$ 383,970	$ 4,918	$ (2,505)	$ (104)	$1,494,661

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(in thousands)	*2012*	*2011*	*2010*
Cash Flows From Operating Activities:			
Net income	**$ 138,573**	$ 84,134	$ 1,907
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:			
Depreciation and amortization	**30,066**	28,267	23,843
Amortization of premium on available-for-sale securities	**16,153**	12,782	8,552
Amortization of loans and advances to financial advisors and other employees	**57,147**	55,923	50,162
Provision for loan losses and allowance for loans and advances to financial advisors and other employees	**3,457**	2,243	123
Amortization of intangible assets	**4,896**	5,311	5,518
Deferred income taxes	**45,519**	25,764	(54,213)
Excess tax benefits from stock-based compensation	**(16,722)**	(24,863)	(17,487)
Stock-based compensation	**40,747**	26,411	190,731
(Gains)/losses on sale of investments	**(45,434)**	1,877	(5,431)
Other, net	**(181)**	841	3,622
Decrease/(increase) in operating assets, net of assets acquired:			
Cash segregated for regulatory purposes and restricted cash	**(125,536)**	5,982	(6,004)
Receivables:			
Brokerage clients	**72,220**	(82,210)	(93,765)
Brokers, dealers, and clearing organizations	**(23,588)**	18,395	63,132
Securities purchased under agreements to resell	**(83,240)**	48,162	1,237
Trading securities owned, including those pledged	**(288,657)**	(43,467)	25,316
Loans originated as held for sale	**(1,603,074)**	(1,060,457)	(1,130,528)
Proceeds from mortgages held for sale	**1,517,458**	1,013,515	1,104,317
Loans and advances to financial advisors and other employees	**(63,948)**	(46,426)	(46,376)
Other assets	**8,476**	14,842	22,473
Increase/(decrease) in operating liabilities, net of liabilities assumed:			
Payables:			
Brokerage clients	**49,623**	33,244	(2,241)
Brokers, dealers, and clearing organizations	**(1,492)**	(72,495)	13,251
Drafts	**14,532**	2,653	6,284
Trading securities sold, but not yet purchased	**56,652**	65,296	(77,230)
Other liabilities and accrued expenses	**(67,914)**	(70,310)	54,295
Net cash provided by/(used in) operating activities	**$ (264,267)**	$ 45,414	$ 141,488

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Year Ended December 31,		
(in thousands)	*2012*	*2011*	*2010*
Cash Flows From Investing Activities:			
Proceeds from:			
Maturities, calls, sales, and principal paydowns on available-for-sale securities	**$ 530,120**	$ 654,958	$ 309,646
Maturities, calls, and principal paydowns on held-to-maturity securities	**15,464**	9,450	—
Sale or maturity of investments	**105,077**	76,263	105,703
Sale of bank branch	—	—	13,905
Sale of other real estate owned	**221**	929	2,099
Increase in bank loans, net	**(180,115)**	(243,592)	(55,214)
Payments for:			
Purchase of available-for-sale securities	**(945,343)**	(895,391)	(747,376)
Purchase of held-to-maturity securities	**(531,379)**	(119,960)	(45,963)
Purchase of investments	**(80,887)**	(119,720)	(121,885)
Purchase of fixed assets	**(18,837)**	(59,730)	(27,736)
Acquisitions, net	**(120,180)**	(18,817)	(483)
Net cash used in investing activities	**(1,225,859)**	(715,610)	(567,304)
Cash Flows From Financing Activities:			
Net proceeds from short-term borrowings from banks	**105,300**	89,800	18,800
Proceeds from issuance of senior notes, net	**316,380**	—	—
Proceeds from issuance of non-recourse debt, net	**58,992**	—	—
Increase/(decrease) in securities sold under agreements to repurchase	**60,170**	(29,419)	(12,938)
Increase in bank deposits, net	**1,274,395**	448,170	593,977
Increase/(decrease) in securities loaned	**(105,208)**	97,537	11,158
Excess tax benefits from stock-based compensation	**16,722**	24,863	17,487
Issuance of common stock	**41**	—	865
Repurchase of common stock	**(11,380)**	(48,505)	(91,769)
Reissuance of treasury stock	**11,562**	3,983	5,045
Extinguishment of senior notes	—	—	(23,000)
Repayments of Federal Home Loan Bank advances	—	—	(2,000)
Extinguishment of subordinated debt	**(1,639)**	(1,284)	(1,840)
Net cash provided by financing activities	**1,725,335**	585,145	515,785
Effect of exchange rate changes on cash	**1,061**	(807)	1,740
(Decrease)/increase in cash and cash equivalents	**236,270**	(85,858)	91,709
Cash and cash equivalents at beginning of year	**167,671**	253,529	161,820
Cash and cash equivalents at end of year	**$ 403,941**	$ 167,671	$ 253,529
Supplemental disclosures of cash flow information:			
Cash paid for interest	**$ 29,064**	$ 25,209	$ 13,104
Cash paid for income taxes, net of refunds	**4,630**	5,547	54,984
Noncash investing and financing activities:			
Unit grants, net of forfeitures	**$ 145,563**	$ 138,203	$ 157,546
Issuance of common stock for acquisitions	**21,750**	6,100	271,285

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Stifel Financial Corp. (the "Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), Stifel Bank & Trust ("Stifel Bank"), Stifel Nicolaus Europe Limited ("SNEL"), Century Securities Associates, Inc. ("CSA"), Stifel Nicolaus Canada, Inc. ("SN Canada"), and Miller Buckfire & Co. LLC ("Miller Buckfire"), is principally engaged in retail brokerage; securities trading; investment banking; investment advisory; retail, consumer, and commercial banking; and related financial services. We have offices throughout the United States, two Canadian cities, and three European cities. Our major geographic area of concentration is the Midwest and Mid-Atlantic regions, with a growing presence in the Northeast, Southeast and Western United States. Our company's principal customers are individual investors, corporations, municipalities, and institutions.

Basis of Presentation

The consolidated financial statements include Stifel Financial Corp. and its wholly owned subsidiaries, principally Stifel Nicolaus and Stifel Bank. All material intercompany balances and transactions have been eliminated. Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel Financial Corp. and its wholly owned subsidiaries.

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. We consider significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions, and estimates, to be: valuation of financial instruments and investments in partnerships; accrual for contingencies; allowance for loan losses; derivative instruments and hedging activities; fair value of goodwill and intangible assets; provision for income taxes and related tax reserves; and forfeitures associated with stock-based compensation. Actual results could differ from those estimates.

On March 7, 2011, our Board approved a 50% stock dividend, in the form of a three-for-two stock split, of our common stock payable on April 5, 2011, to shareholders of record as of March 22, 2011. All share and per share information has been retroactively adjusted to reflect the stock split.

Certain amounts from prior periods have been reclassified to conform to the current period's presentation. The effect of these reclassifications on our company's previously reported consolidated financial statements was not material.

Consolidation Policies

The consolidated financial statements include the accounts of Stifel Financial Corp. and its subsidiaries. We also have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. In determining whether to consolidate these entities, we evaluate whether the entity is a voting interest entity or a variable interest entity ("VIE").

Voting Interest Entity – Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently, and (ii) equity holders who have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. We consolidate voting interest entities when we determine that there is a controlling financial interest, usually ownership of all, or a majority of, the voting interest.

Variable Interest Entity – VIEs are entities that lack one or more of the characteristics of a voting interest entity. We are required to consolidate certain VIEs in which we have the power to direct the activities of the entity and the obligation to absorb significant losses or receive significant benefits. In other cases, we consolidate VIEs when we are deemed to be the primary beneficiary. The primary beneficiary is defined as the entity that has a variable interest, or a combination of variable interests, that maintains control and receives benefits or will absorb losses that are not pro rata with its ownership interests. See Note 27 for additional information on VIEs.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider money market mutual funds and highly liquid investments with original maturities of three months or less that are not restricted or segregated to be cash equivalents. Cash and cash equivalents include money market mutual funds, deposits with banks, certificates of deposit, and federal funds sold. Cash and cash equivalents also include balances that Stifel Bank maintains at the Federal Reserve Bank.

Restricted Cash

Restricted cash consists of cash used as collateral for letters of credit related to certain lease commitments.

Cash Segregated for Regulatory Purposes

Our broker-dealer subsidiaries are subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires our company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In accordance with Rule 15c3-3, our company has portions of its cash segregated for the exclusive benefit of clients at December 31, 2012.

Brokerage Client Receivables, Net

Brokerage client receivables include receivables of our company's broker-dealer subsidiaries, which represent amounts due on cash and margin transactions and are generally collateralized by securities owned by clients. Brokerage client receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. The receivables are reported at their outstanding principal balance net of allowance for doubtful accounts. When a brokerage client receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources, such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statements of financial condition.

Securities Borrowed and Securities Loaned

Securities borrowed require our company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations in the consolidated statements of financial condition. For securities loaned, we receive collateral in the form of cash in an amount equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations in the consolidated statements of financial condition. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Fees received or paid are recorded in interest revenue or interest expense.

Substantially all of these transactions are executed under master netting agreements, which gives us right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set-off in the consolidated statements of financial condition.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell ("resale agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We obtain control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. As of December 31, 2012, we have entered into these agreements with one major financial institution. These agreements are short-term in nature and are collateralized by U.S. government agency securities. We value collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity.

Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, trading securities owned, available-for-sale securities, investments, trading securities sold, but not yet purchased, and derivatives. Other than those separately discussed in the notes to the consolidated financial statements, the remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "Fair Value Measurement and Disclosures," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement, because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our trading securities owned, available-for-sale securities, investments, and trading securities sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term, and the differences could be material.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. See Note 6 for additional information on how we value our financial instruments.

The following is a description of the valuation techniques used to measure fair value on a recurring basis:

Cash Equivalents

Cash equivalents include money market mutual funds and highly liquid investments with original maturities of three months or less. Actively traded money market funds are measured at their net asset value, which approximates fair value, and classified as Level 1.

Trading Securities and Available-for-Sale Securities

When available, the fair value of financial instruments are based on quoted prices (unadjusted) in active markets and reported in Level 1. Level 1 financial instruments include highly liquid instruments with quoted prices (unadjusted), such as equities listed in active markets, certain corporate obligations, and U.S. treasury securities.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs, such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments generally include U.S. government securities, mortgage-backed securities, corporate obligations infrequently traded, certain government and municipal obligations, asset-backed securities, and certain equity securities not actively traded.

We have identified Level 3 financial instruments to include certain corporate obligations with unobservable pricing inputs, airplane trust certificates, and certain municipal obligations, which include auction rate securities ("ARS"). Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. ARS are valued based upon our expectations of issuer redemptions and using internal discounted cash flow models that utilize unobservable inputs.

Investments

Investments in certain public companies, mutual funds, and U.S. treasury securities are valued based on quoted prices (unadjusted) in active markets and reported in Level 1. Investments in certain private equity securities and partnerships with unobservable inputs and ARS for which the market has been dislocated and largely ceased to function are reported as Level 3 assets. Investments in certain equity securities with unobservable inputs are valued using management's best estimate of fair value, where the inputs require significant management judgment. ARS are valued based upon our expectations of issuer redemptions and are evaluated using internal models.

Investments in partnerships and other investments include our general and limited partnership interests in investment partnerships and direct investments in non-public companies. The net assets of investment partnerships consist primarily of investments in non-marketable securities. The underlying investments held by such partnerships and direct investments in non-public companies are valued based on the estimated fair value ultimately determined by us in our capacity as general partner or investor and, in the case of an investment in an unaffiliated investment partnership, are based on financial statements prepared by an unaffiliated general partner.

The valuation of these investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity, and long-term nature of these assets. As a result, these values cannot be determined with precision and the calculated fair value estimates may not be realizable in a current sale or immediate settlement of the instrument.

Trading Securities Sold, But Not Yet Purchased

Trading securities sold, but not purchased, are recorded at fair value based on quoted prices in active markets and other observable market data are reported as Level 1. Trading securities sold, but not yet purchased, include highly liquid instruments with quoted prices, such as certain U.S. treasury securities, corporate bonds, and equities listed in active markets.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs, such as the present value of estimated cash flows, and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments generally include certain U.S. government agency securities, certain equity securities not actively traded, certain corporate bonds, and certain municipal securities.

Derivatives

Derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. The valuation models used require market observable inputs, including contractual terms, market prices, yield curves, credit curves, and measures of volatility. The derivatives are classified as Level 2, and the measurements are used to value interest rate swaps.

Available-for-Sale Securities

Securities available for sale include U.S. agency notes; state and municipal securities; U.S. agency, non-agency, and commercial mortgage-backed securities; corporate debt securities; auction-rate securities ("ARS"); and asset-backed securities. We evaluate these securities for other-than-temporary impairment ("OTTI") on a quarterly basis. If we determine other-than-temporary impairment exists, the cost basis of the security is adjusted to the then-current fair value, with a corresponding loss recognized in current earnings. Factors we consider in determining whether an impairment is other-than-temporary are the length of time and extent of the impairment, the credit rating of the securities and the issuer, whether the issuer continues to make the contractual cash payments, whether we believe the issuer will be able to continue to make the contractual payments until the value recovers or the securities mature, and our company's ability and intent to hold the investment until its value recovers or the securities mature. We may determine that the decline in fair value of an investment is other-than-temporary if our analysis of these factors indicates that we will not recover our investment in the securities.

Unrealized gains and losses are reported, net of taxes, in accumulated other comprehensive income included in shareholders' equity. Amortization of premiums and accretion of discounts are recorded as interest income using the interest method. Realized gains and losses from sales of securities available for sale are determined on a specific identification basis and are included in other revenue in the consolidated statements of operations in the period they are sold.

Held-to-Maturity Securities

Securities held to maturity are recorded at amortized cost based on our company's positive intent and ability to hold these securities to maturity. Securities held to maturity include asset-backed securities, consisting of collateralized loan obligation securities and ARS. We evaluate these securities for OTTI on a quarterly basis.

If we determine that impairment on our debt securities is other-than-temporary and we have made the decision to sell the security or it is more likely than not that we will be required to sell the security prior to recovery of its amortized cost basis, we recognize the entire portion of the impairment in earnings. If we have not made a decision to sell the security and we do not expect that we will be required to sell the security prior to recovery of the amortized cost basis, we recognize only the credit component of OTTI in earnings. The remaining unrealized loss due to factors other than credit, or the non-credit component, is recorded in accumulated other comprehensive income/(loss). We determine the credit component based on the difference between the security's amortized cost basis and the present value of its expected future cash flows, discounted based on the purchase yield. The non-credit component represents the difference between the security's fair value and the present value of expected future cash flows.

Loan Classification

We classify loans as based on our investment strategy and management's assessment of our intent and ability to hold loans for the foreseeable future or until maturity. Management's intent and ability with respect to certain loans may change from time to time depending on a number of factors, including economic, liquidity, and capital conditions. The accounting and measurement framework for loans differs depending on the loan classification. The classification criteria and accounting and measurement framework for bank loans and loans held for sale are described below.

Bank Loans and Allowance for Loan Losses

Bank loans consist of commercial and residential mortgage loans, home equity loans, stock-secured loans, construction loans, and commercial and industrial and consumer loans originated by Stifel Bank. Bank loans include those loans that management has the intent and ability to hold and are recorded at outstanding principal adjusted for any charge-offs, allowance for loan losses, and deferred origination fees and costs. Loan origination costs, net of fees, are deferred and recognized over the contractual life of the loan as an adjustment of yield using the interest method. Bank loans are generally collateralized by real estate, real property, marketable securities, or other assets of the borrower. Interest income is recognized using the effective interest rate method, which is based upon the respective interest rates and the average daily asset balance.

We regularly review the loan portfolio and have established an allowance for loan losses for inherent losses estimated to have occurred in the loan portfolio through a provision for loan losses charged to income. In providing for the allowance for loan losses, we consider historical loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Loans Held for Sale

Loans that we intend to sell or for which we do not have the ability and intent to hold for the foreseeable future are classified as held for sale. Loans held for sale consist of fixed-rate and adjustable-rate residential real estate mortgage loans intended for sale. Loans held for sale are stated at lower of cost or market value. Declines in market value below cost and any gains or losses on the sale of these assets are recognized in other revenues in the consolidated statements of operations. Market value is determined based on prevailing market prices for loans with similar characteristics or on sale contract prices. Deferred fees and costs related to these loans are not amortized but are recognized as part of the cost basis of the loan at the time it is sold. Because loans held for sale are reported at lower of cost or market value, an allowance for loan losses is not established for loans held for sale.

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement will not be collectible. Factors considered in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Once a loan is determined to be impaired, when principal or interest becomes 90 days past due or when collection becomes uncertain, the accrual of interest and amortization of deferred loan origination fees is discontinued ("non-accrual status") and any accrued and unpaid interest income is reversed. Loans placed on non-accrual status are returned to accrual status when all delinquent principal and interest payments are collected and the collectibility of future principal and interest payments is reasonably assured. Loan losses are charged against the allowance when we believe the uncollectibility of a loan balance is certain. Subsequent recoveries, if any, are credited to the allowance for loan loss

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment measurements. Impairment is measured on a loan-by-loan basis for non-homogeneous loans, and a specific allowance is established for individual loans determined to be impaired. Impairment is measured by comparing the carrying value of the impaired loan to the present value of its expected cash flow discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure by Stifel Bank are held for sale and initially recorded at fair value, less estimated cost to sell, at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed and the assets are carried at the lower of carrying amount or fair value less cost to sell. These valuations are performed by a third-party appraisal firm. Revenue and expense from operations and changes in the valuation allowance are included in other income or other operating expense in the consolidated statements of operations.

Investments

Our broker-dealer subsidiaries report changes in fair value of marketable and non-marketable securities through current period earnings based on guidance provided by the AICPA Audit and Accounting Guide, "Brokers and Dealers in Securities." The fair value of marketable investments is generally based on either quoted market or dealer prices. The fair value of non-marketable securities is based on management's estimate using the best information available, which generally consists of quoted market prices for similar securities and internally developed discounted cash flow models.

Investments in the consolidated statements of financial condition contain investments in securities that are marketable and securities that are not readily marketable. These investments are not included in our broker-dealer trading inventory or available-for-sale or held-to-maturity portfolios and represent the acquiring and disposing of debt or equity instruments for our benefit.

Fixed Assets

Office equipment is depreciated on an accelerated basis over the estimated useful life of the asset of two to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Buildings and building improvements are amortized on a straight-line basis over the estimated useful life of the asset of three to thirty-nine years. Office equipment, leasehold improvements, and property are stated at cost net of accumulated depreciation and amortization. Office equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. We test for impairment at the reporting unit level, which is generally at the level of or one level below our company's business segments. For both the annual and interim tests, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if we conclude otherwise, we are then required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value of a reporting unit is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair values of the reporting units are derived based on valuation techniques we believe market participants would use for each of the reporting units. We have elected July 31 as our annual impairment testing date.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Loans and Advances

We offer transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of our company's overall growth strategy. These loans are generally forgiven by a charge to compensation and benefits over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. We monitor and compare individual financial advisor production to each loan issued to ensure future recoverability. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. In determining the allowance for doubtful receivables from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employees' overall financial positions.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We make delivery of securities sold under agreements to repurchase and monitor the value of collateral on a daily basis. When necessary, we will deliver additional collateral.

Derivative Instruments and Hedging Activities

We recognize all of our derivative instruments at fair value as either assets or liabilities in the consolidated statements of financial condition. These instruments are recorded in other assets or accounts payable and accrued expenses in the consolidated statements of financial condition and in the operating section of the consolidated statements of cash flows as increases or decreases of other assets and accounts payable and accrued expenses. Our company's policy is not to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under master netting arrangements. The accounting for changes in the fair value (i.e., gains and losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments under Topic 815, *"Derivatives and Hedging,"* we must also designate the hedging instrument or transaction, based upon the exposure being hedged.

For derivative instruments that are designated and qualify as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income, net of tax, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. We do not use derivatives for trading or speculative purposes and, at December 31, 2012, do not have any derivatives that are not designated in qualifying cash flow hedging relationships. See Note 15 for additional details.

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis. Commission revenues are recorded as the amount charged to the customer, which, in certain cases, may include varying discounts. Principal securities transactions are recorded on a trade date basis. We distribute our proprietary equity research products to our client base of institutional investors at no charge. These proprietary equity research products are accounted for as a cost of doing business.

Investment banking revenues, which include underwriting fees, management fees, advisory fees, and sales credits earned in connection with the distribution of the underwritten securities, are recorded when services for the transactions are completed under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented net of related unreimbursed expenses. Expenses related to investment banking deals not completed are recognized as non-interest expenses in the consolidated statements of operations. For the periods presented, there were no significant expenses recognized for incomplete transactions. We have not recognized any incentive income that is subject to contingent repayments.

Asset management and service fees are recorded when earned, based on the period-end assets in the accounts, and consist of customer account service fees, per account fees (such as IRA fees), and wrap fees on managed accounts.

We earn fees from the investment partnerships that we manage or of which we are a general partner. Such management fees are generally based on the net assets or committed capital of the underlying partnerships. We have agreed, in certain cases, to waive management fees, in lieu of making a cash contribution, in satisfaction of our general partner investment commitments to the investment partnerships. In these cases, we generally recognize our management fee revenues at the time when we are allocated a special profit interest in realized gains from these partnerships.

Direct Financing and Operating Leases

The net investment in direct financing leases resulting from our acquisition of East Shore Aircraft LLC ("East Shore") is included in other assets in the consolidated balance sheets and consists of the present values of the sum of the future minimum lease payments and estimated residual value of the leased assets. Revenue consists of interest earned on the net investment and is recognized over the lease term as a constant percentage return thereon. The net investment in property on operating leases is included in fixed assets in the consolidated balance sheets. Depreciation is recognized, on the straight-line basis, over the lease term to the estimated residual value. Operating lease revenue is recorded on a straight-line basis and is recognized over the lease term in other income. Estimated residual values are established at lease inception utilizing contract terms, past customer experience, and general market data and are reviewed and adjusted, if necessary, on an annual basis. See Note 3 – Acquisitions further details.

We have a net investment in direct financing leases of $53.7 million at December 31, 2012, which is included in other assets in the consolidated balance sheets. This net investment includes unearned income of $43.7 million at December 31, 2012. We did not have an investment in direct financing leases at December 31, 2011. The future lease rental payments due from United Air Lines, Inc. ("UAL") at December 31, 2012, totaled $54.4 million and were as follows: $16.2 million in 2013, $15.5 million in 2014, $14.9 million in 2015, $5.4 million in 2016, and $2.4 million in 2017.

We lease office space and equipment under operating leases. We recognize rent expense related to these operating leases on a straight-line basis over the lease term. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement allowances and rent holidays, we record a deferred rent liability in accounts payable and accrued expenses in the consolidated statements of financial condition and amortize the deferred rent over the lease term as a reduction to occupancy and equipment rental expense in the consolidated statements of operations.

Income Taxes

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to uncertain tax positions in provision for income taxes/(benefit) in the consolidated statements of operations. See Note 23 for further information regarding income taxes.

Foreign Currency Translation

We consolidate our foreign subsidiaries, which have designated their local currency as their functional currency. Assets and liabilities of these foreign subsidiaries are translated at year-end rates of exchange, and revenues and expenses are translated at an average rate for the period. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 830, "Foreign Currency Matters," gains or losses resulting from translating foreign currency financial statements are reflected in accumulated other comprehensive income, a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions are included in net income.

Recently Adopted Accounting Guidance

Goodwill Impairment Testing

In September 2011, the FASB issued Update No. 2011-08 *"Testing Goodwill for Impairment,"* which amends Topic 350 *"Intangibles – Goodwill and Other."* This update permits entities to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 (January 1, 2012 for our company), with early adoption permitted. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

Comprehensive Income

In June 2011, the FASB issued Update No. 2011-05, *"Comprehensive Income (Topic 220): Presentation of Comprehensive Income"* ("Update No. 2011-05"), which allows for the presentation of total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the guidance eliminates the option of presenting the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for interim and annual reporting periods beginning after December 15, 2011 (January 1, 2012 for our company). While the adoption impacted where we disclose the components of other comprehensive income in our consolidated financial statements, it did not otherwise have an impact on our consolidated financial statements.

In December 2011, the FASB issued Update No. 2011-12, *"Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05"* ("Update No. 2011-12"), which deferred the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income while the FASB further deliberates this aspect of the proposal. The amendments contained in Update No. 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. Update No. 2011-05, as amended by Update No. 2011-12, became effective for us on January 1, 2012. Although the adoption of this new guidance did not have a material impact on our accounting for comprehensive income, it did impact our presentation of the components of comprehensive income by eliminating the historical practice of showing these items within our consolidated financial statements.

Fair Value of Financial Instruments

In May 2011, the FASB issued Update No. 2011-04, *"Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs"* ("Update No. 2011-04"), which generally aligns the principals of measuring fair value and for disclosing information about fair value measurements with International Financial Reporting Standards. This guidance is effective for interim and annual reporting periods beginning after December 15, 2011 (January 1, 2012 for our company). Other than requiring additional disclosures regarding fair value measurements, the adoption of this new guidance did not have an impact on our consolidated financial statements. See Note 6 - Fair Value Measurements.

Reconsideration of Effective Control for Repurchase Agreements

In April 2011, the FASB issued Update No. 2011-03, *"Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements,"* which removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. This guidance is effective for interim and annual reporting periods beginning on or after December 15, 2011 (January 1, 2012 for our company). The adoption of this new guidance did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Guidance

Indefinite-Lived Assets Impairment Testing

In July 2012, the FASB issued Update No. 2012-02, *"Testing Indefinite-Lived Intangible Assets for Impairment,"* which permits entities to make a qualitative assessment of whether it is more likely than not that an indefinite-lived asset is impaired. If an entity concludes that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it would not be required to perform a quantitative assessment. The update also allows an entity the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 (January 1, 2013 for our company) with early adoption permitted. The adoption of this new guidance will not have a material impact on our consolidated financial statements.

Disclosures About Offsetting Assets and Liabilities

In December 2011, the FASB issued Update No. 2011-11, *"Disclosures About Offsetting Assets and Liabilities"* ("Update No. 2011-11"), which enhances disclosures by requiring improved information about financial and derivative instruments that are either 1) offset (netting assets and liabilities) in accordance with Topic 210 *"Balance Sheet,"* and Topic 815, *"Derivatives and Hedging"* or 2) subject to an enforceable master netting arrangement or similar agreement. This guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013 (January 1, 2013 for our company), and requires retrospective disclosures for comparative periods presented. We are currently evaluating the impact the new guidance will have on our consolidated financial statements.

In January 2013, the FASB issued Update No. 2013-01, *"Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities,"* which clarifies the scope of Update No. 2011-11 to include derivatives accounted for in accordance with Topic 815, *"Derivatives and Hedging,"* including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. This guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013 (January 1, 2013 for our company), and requires retrospective disclosures for comparative periods presented. We are currently evaluating the impact the new guidance will have on our consolidated financial statements.

Comprehensive Income

In February 2013, the FASB issued Update No. 2013-02, *"Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,"* which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This guidance is effective for interim and annual reporting periods beginning after December 15, 2012 (January 1, 2013 for our company). We are currently evaluating the impact the new guidance will have on our consolidated financial statements.

NOTE 3 – Acquisitions

Miller Buckfire & Co. LLC

On December 20, 2012, we acquired 100% of the ordinary members' partnership interests in Miller Buckfire & Co. LLC ("Miller Buckfire"), an investment banking firm. Miller Buckfire provides a full range of investment banking advisory services, including financial restructuring, mergers and acquisitions, and debt and equity placements.

The aggregate consideration paid by us in the Miller Buckfire acquisition included $7.3 million in cash, our initial investment of $28.0 million and common stock with a fair value of $21.7 million. The fair value of the common stock was determined using the market price of our common stock on the acquisition date. The acquisition of Miller Buckfire enables us to efficiently provide capital markets and investment banking services to clients with special financing needs, such as those historically provided by Miller Buckfire.

The acquisition was accounted for under the acquisition method of accounting in accordance with Topic 805 "Business Combinations." Accordingly, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the fair value of acquisition-date identifiable assets acquired net of assumed liabilities. We recorded $57.7 million of goodwill as an asset in the consolidated statement of financial condition, which has been allocated to our company's Institutional Group reporting segment. The allocation of the purchase price is preliminary and will be finalized upon completion of the analysis of the fair values of the net assets of Miller Buckfire as of December 20, 2012 and the identified intangible assets. The final goodwill recorded on the consolidated statement of financial condition may differ from that reflected herein as a result of future measurement period adjustments and the recording of identified intangible assets. In management's opinion, the goodwill represents the value expected from the synergies created through the operational enhancement benefits that will result from the integration of Miller Buckfire's business and the reputation and expertise of Miller Buckfire in the investment banking business. Goodwill will be deductible for federal income tax purposes.

Pro forma information is not presented, because the acquisition is not considered to be material, as defined by the Securities and Exchange Commission (the "SEC"). The results of operations of Miller Buckfire have been included in our results prospectively from the date of acquisition.

East Shore Aircraft LLC

On December 21, 2012, we completed the acquisition of East Shore. East Shore was initially formed to acquire fifteen Boeing 757-200 aircraft from UAL in sale-leaseback transactions with UAL. The purchase price of $112.9 million was financed through a combination of existing cash and the issuance of non-recourse debt. We will collect 100% of the monthly lease payments with approximately 65% allocated to pay interest first then principal on non-recourse debt. In addition, as each aircraft is sold at the various lease expiration dates, a portion of the proceeds will be applied to the principal balance of the non-recourse debt.

The acquired assets consisted primarily of direct financing leases and operating leases. The purchase was accounted for under the acquisition method of accounting in accordance with Topic 805. Accordingly, the purchase price was allocated to the acquired assets and liabilities assumed based on their estimated fair values as of the acquisition date. The allocation of the purchase price based on the fair values of the assets acquired and liabilities assumed resulted in no goodwill or intangible assets being recorded.

Pro forma information is not presented, because the acquisition is not considered to be material, as defined by the SEC. The results of operations of East Shore have been included in our results prospectively from the date of acquisition.

Stone & Youngberg LLC

On October 1, 2011, we acquired Stone & Youngberg, a leading financial services firm specializing in municipal finance and fixed income securities. The purchase consideration consisted of cash, a portion paid at closing and $24.0 million to be paid in installments over the next three years, and common stock. In addition, we may be required to pay a contingent earn-out over a five-year period after the closing, which is capped at $25.0 million, based upon revenue goals, as established in the purchase agreement.

The fair value of the common stock was determined using the market price of our common stock on the acquisition date. Stone & Youngberg's comprehensive institutional group expanded our public finance, institutional sales and trading, and bond underwriting, particularly in the Arizona and California markets, and expanded our Private Client Group.

We recognized a liability of $23.5 million for estimated earn-out payments over the five-year period. Additionally, we recognized a liability for the installment payments to be made over the next three years. In December 2012, we paid the first of three installment payments of $7.0 million. The liability for the installment payments was $17.0 million at December 31, 2012. These liabilities are included in accounts payable and accrued expenses in the consolidated statements of financial condition.

Thomas Weisel Partners Group, Inc.

On July 1, 2010, we completed the purchase of all the outstanding shares of common stock of TWPG, an investment banking firm based in San Francisco, California. The purchase was completed pursuant to the merger agreement dated April 25, 2010. We issued shares of common stock, including exchangeable shares, to holders of TWPG common stock and restricted stock units to employees of TWPG as consideration for the merger. The fair value of the common stock and restricted stock units was determined using the market price of our common stock on the date of the merger.

The following unaudited pro forma financial information presents the combined results of operations as if the merger had occurred on January 1, 2010. Pro forma results have been prepared by adjusting our historical results to include TWPG's results of operations adjusted for the following changes: amortization expense adjusted as a result of acquisition-date fair value adjustments to intangible assets; interest expense adjusted for revised debt structures; and the income tax effect of applying our statutory tax rates to TWPG's results. However, the information does not reflect the costs of any integration activities. The pro forma results include estimates and assumptions, which management believes are reasonable. The unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had TWPG been combined with us as of the beginning of 2010.

(In thousands, except per share amounts, unaudited)	***2010***
Total net revenues	$1,472,905
Net loss	(66,809)
Loss per share:	
Basic	(1.38)
Diluted	(1.38)

UBS Wealth Management Americas Branch Network

On March 23, 2009, we announced that Stifel Nicolaus had entered into a definitive agreement with UBS Financial Services Inc. ("UBS") to acquire certain specified branches from the UBS Wealth Management Americas branch network. As subsequently amended, we agreed to acquire 56 branches from UBS in four separate closings pursuant to this agreement. We completed the closings on the following dates: August 14, 2009, September 11, 2009, September 25, 2009, and October 16, 2009.

A contingent earn-out payment was payable over the two-year period following the closing based on the performance of the UBS financial advisors who joined Stifel Nicolaus. We recognized a liability of $9.7 million for estimated earn-out payments over the two-year period. The liability is included in accounts payable and accrued expenses in the consolidated statements of financial condition at December 31, 2011. The final earn-out payment of $ 9.2 million was made during the first quarter of 2012.

NOTE 4 – Sale of Bank Branch

On April 30, 2010, Stifel Bank completed the sale of certain assets and the transfer of certain liabilities of Stifel Bank's branch office, which resulted in a pre-tax loss of $0.4 million. As a result of the transaction, we sold $31.4 million of loans as well as certain other assets, including the building and office equipment of $0.7 million, and the buyer assumed $17.6 million of deposits.

The branch sale was not classified as discontinued operations, as Stifel Bank has ongoing banking operations in this market.

NOTE 5 – Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations at December 31, 2012 and 2011, included *(in thousands)*:

	December 31, 2012	*December 31, 2011*
Deposits paid for securities borrowed	$153,819	$193,509
Receivable from clearing organizations	115,996	43,642
Securities failed to deliver	6,409	15,485
	$276,224	$252,636

Amounts payable to brokers, dealers, and clearing organizations at December 31, 2012 and 2011, included *(in thousands)*:

	December 31, 2012	*December 31, 2011*
Deposits received from securities loaned	$ 19,218	$124,711
Payable to clearing organizations	9,246	3,984
Securities failed to receive	4,747	11,216
	$ 33,211	$139,911

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received on settlement date.

NOTE 6 – Fair Value Measurements

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, trading securities owned, available-for-sale securities, investments, trading securities sold, but not yet purchased, securities sold, but not yet purchased, and derivatives.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

We generally utilize third-party pricing services to value Level 1 and Level 2 available-for-sale investment securities, as well as certain derivatives designated as cash flow hedges. We review the methodologies and assumptions used by the third-party pricing services and evaluate the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on internal models using available third-party market data. We may occasionally adjust certain values provided by the third-party pricing service when we believe, as the result of our review, that the adjusted price most appropriately reflects the fair value of the particular security.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. Due to their short-term nature, the carrying amount of these instruments approximates the estimated fair value. Actively traded money market funds are measured at their net asset value, which approximates fair value. As such, we classify the estimated fair value of these instruments as Level 1.

Financial Instruments (Trading securities and available-for-sale securities)

When available, the fair value of financial instruments are based on quoted prices in active markets and reported in Level 1. Level 1 financial instruments include highly liquid instruments with quoted prices, such as equities listed in active markets, certain corporate obligations, and U.S. treasury securities.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs, such as the present value of estimated cash flows, and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments generally include U.S. government securities, mortgage-backed securities, corporate obligations infrequently traded, certain government and municipal obligations, asset-backed securities, and certain equity securities not actively traded.

Securities classified as Level 3, of which the substantial majority are auction rate securities ("ARS"), represent securities in less liquid markets requiring significant management assumptions when determining fair value. Due to the lack of a robust secondary auction-rate securities market with active fair value indicators, fair value for all periods presented was determined using an income approach based on an internally developed discounted cash flow model. In addition to ARS, we have classified certain corporate obligations with unobservable pricing inputs and airplane trust certificates as Level 3. The methods used to value these securities are the same as the methods used to value ARS, discussed above.

Investments

Investments carried at fair value include ARS, investments in mutual funds, U.S. treasury securities, investments in public companies, private equity securities, partnerships, and warrants of public or private companies.

Investments in certain public companies, mutual funds, and U.S. treasury securities are valued based on quoted prices in active markets and reported in Level 1. The fair value of our investment in the preferred stock of Knight Capital Corp. was derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and is classified as Level 2.

Investments in certain private equity securities and partnerships with unobservable inputs and ARS for which the market has been dislocated and largely ceased to function are reported as Level 3 assets. The methods used to value ARS are discussed above.

Investments in partnerships and other investments include our general and limited partnership interests in investment partnerships and direct investments in non-public companies. The net assets of investment partnerships consist primarily of investments in non-marketable securities. The value of these investments is at risk to changes in equity markets, general economic conditions, and a variety of other factors. We estimate fair value for private equity investments based on our percentage ownership in the net asset value of the entire fund, as reported by the fund or on behalf of the fund, after indication that the fund adheres to applicable fair value measurement guidance. For those funds where the net asset value is not reported by the fund, we derive the fair value of the fund by estimating the fair value of each underlying investment in the fund. In addition to using qualitative information about each underlying investment, as provided by the fund, we give consideration to information pertinent to the specific nature of the debt or equity investment, such as relevant market conditions, offering prices, operating results, financial conditions, exit strategy, and other qualitative information, as available. The lack of an independent source to validate fair value estimates, including the impact of future capital calls and transfer restrictions, is an inherent limitation in the valuation process. Commitments to fund additional investments in nonmarketable equity securities recorded at fair value were $3.0 million and $4.0 million at December 31, 2012 and 2011, respectively.

Securities Sold, But Not Yet Purchased

Equity securities that are valued based on quoted prices in active markets and reported in Level 1.

Derivatives

Derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. The valuation models used require market observable inputs, including contractual terms, market prices, yield curves, credit curves, and measures of volatility. We manage credit risk for our derivative positions on a counterparty-by-counterparty basis and calculate credit valuation adjustments, included in the fair value of these instruments, on the basis of our relationships at the counterparty portfolio/master netting agreement level. These credit valuation adjustments are determined by applying a credit spread for the counterparty to the total expected exposure of the derivative after considering collateral and other master netting arrangements. We have classified our interest rate swaps as Level 2.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011 are presented below:

	December 31, 2012			
	Total	*Level 1*	*Level 2*	*Level 3*
Assets:				
Cash equivalents	$ 72,596	$ 72,596	$ —	$ —
Trading securities owned:				
U.S. government agency securities	123,758	—	123,758	—
U.S. government securities	3,573	3,573	—	—
Corporate securities:				
Fixed income securities	396,878	66,795	329,500	583
Equity securities	35,472	33,650	1,822	—
State and municipal securities	203,927	—	203,927	—
Total trading securities owned	763,608	104,018	659,007	583
Available-for-sale securities:				
U.S. government agency securities	1,113	—	1,113	—
State and municipal securities	157,420	—	66,933	90,487
Mortgage-backed securities:				
Agency	684,848	—	684,848	—
Commercial	260,974	—	260,974	—
Non-agency	13,878	—	13,878	—
Corporate fixed income securities	480,182	263,017	217,165	—
Asset-backed securities	26,753	—	26,753	—
Total available-for-sale securities	1,625,168	263,017	1,271,664	90,487
Investments:				
Corporate equity securities	32,162	32,162	—	—
Corporate preferred securities	56,970	—	56,970	—
Mutual funds	18,021	18,021	—	—
U.S. government securities	7,069	7,069	—	—
Auction rate securities:				
Equity securities	64,397	—	—	64,397
Municipal securities	14,067	—	—	14,067
Other	43,748	1,620	4,831	37,297
Total investments	236,434	58,872	61,801	115,761
	$2,697,806	$498,503	$1,992,472	$206,831
Liabilities:				
Trading securities sold, but not yet purchased:				
U.S. government securities	$ 162,661	$162,661	$ —	$ —
U.S. government agency securities	15	—	15	—
Corporate securities:				
Fixed income securities	150,698	46,274	104,424	—
Equity securities	6,281	5,936	345	—
State and municipal securities	87	—	87	—
Total trading securities sold, but not yet purchased	319,742	214,871	104,871	—
Securities sold, but not yet purchased	22,966	22,966	—	—
Derivatives contracts[1]	19,934	—	19,934	—
	$ 362,642	$237,837	$ 124,805	$ —

[1] Included in accounts payable and accrued expenses in the consolidated statements of financial condition.

	December 31, 2011			
	Total	*Level 1*	*Level 2*	*Level 3*
Assets:				
Cash equivalents	$ 14,156	$ 14,156	$ —	$ —
Trading securities owned:				
U.S. government agency securities	66,424	—	66,424	—
U.S. government securities	32,845	32,845	—	—
Corporate securities:				
Fixed income securities	244,535	31,398	209,395	3,742
Equity securities	19,859	19,506	353	—
State and municipal securities	111,288	—	111,288	—
Total trading securities owned	474,951	83,749	387,460	3,742
Available-for-sale securities:				
U.S. government agency securities	1,103	—	1,103	—
State and municipal securities	86,932	—	20,036	66,896
Mortgage-backed securities:				
Agency	404,662	—	404,662	—
Commercial	271,510	—	271,510	—
Non-agency	17,460	—	17,460	—
Corporate fixed income securities	405,985	153,855	240,130	12,000
Asset-backed securities	26,489	—	26,489	—
Total available-for-sale securities	1,214,141	153,855	981,390	78,896
Investments:				
Corporate equity securities	23,921	23,921	—	—
Mutual funds	33,958	33,958	—	—
Auction rate securities:				
Equity securities	103,176	—	—	103,176
Municipal securities	11,729	—	—	11,729
Other	38,424	1,055	336	37,033
Total investments	211,208	58,934	336	151,938
	$1,914,456	$310,694	$1,369,186	$234,576
Liabilities:				
Trading securities sold, but not yet purchased:				
U.S. government securities	$ 109,776	$109,776	$ —	$ —
U.S. government agency securities	954	—	954	—
Corporate securities:				
Fixed income securities	149,460	74,719	74,741	—
Equity securities	6,060	6,019	41	—
State and municipal securities	583	—	583	—
Total trading securities sold, but not yet purchased	266,833	190,514	76,319	—
Securities sold, but not yet purchased	19,223	19,223	—	—
Derivatives contracts[1]	24,877	—	24,877	—
	$ 310,933	$209,737	$ 101,196	$ —

[1] Included in accounts payable and accrued expenses in the consolidated statements of financial condition.

The following table summarizes the changes in fair value carrying values associated with Level 3 financial instruments during the years ended December 31, 2012 and 2011 *(in thousands)*:

	Year Ended December 31, 2012					
		Available-for-sale		Investments		
	Corporate Fixed Income Securities[1]	State and Municipal Securities	Corporate Fixed Income Securities	Auction Rate Securities – Equity	Auction Rate Securities – Municipal	Other
Balance at December 31, 2011	$ 3,742	$ 66,896	$ 12,000	$103,176	$11,729	$37,033
Unrealized gains/(losses):						
Included in changes in net assets[2]	42	—	—	21	(207)	2,290
Included in OCI[3]	—	(1,779)	—	—	—	—
Realized gains[2]	282	230	—	—	—	2,267
Purchases	27,337	47,840	—	3,400	6,750	1,672
Sales	(25,663)	—	—	—	—	(5,965)
Redemptions	(443)	(22,700)	(12,000)	(42,200)	(4,205)	—
Transfers:						
Into Level 3	2,687	—	—	—	—	—
Out of Level 3	(7,401)	—	—	—	—	—
Net change	(3,159)	23,591	(12,000)	(38,779)	2,338	264
Balance at December 31, 2012	$ 583	$ 90,487	$ —	$ 64,397	$14,067	$37,297

[1] Included in trading securities owned in the consolidated statements of financial condition.
[2] Realized and unrealized gains/(losses) related to trading securities and investments are reported in other income in the consolidated statements of operations.
[3] Unrealized gains/(losses) related to available-for-sale securities are reported in accumulated other comprehensive loss in the consolidated statements of financial condition.

	Year Ended December 31, 2011						
	Financial Assets						Financial Liabilities
		Available-for-sale		Investments			
	Corporate Fixed Income Securities[1]	State and Municipal Securities	Corporate Fixed Income Securities	Auction Rate Securities – Equity	Auction Rate Securities – Municipal	Other	Corporate Fixed Income Securities[2]
Balance at December 31, 2010	$ 40,243	$ 11,436	$ —	$ 76,826	$ 6,533	$38,502	$ 4,685
Unrealized gains/(losses):							
Included in changes in net assets[3]	(288)	—	—	(600)	(189)	4,078	—
Included in OCI[4]	—	3,085	—	—	—	—	—
Realized gains/(losses)[3]	371	881	—	—	—	(1,126)	(52)
Purchases	169,152	48,974	12,000	45,625	10,135	1,776	6,663
Sales	(198,636)	(24,126)	—	—	(2,900)	—	(11,296)
Redemptions	(871)	(1,125)	—	(18,675)	(1,850)	(6,437)	—
Transfers:							
Into Level 3	35	27,854	—	—	—	240	—
Out of Level 3	(6,264)	(83)	—	—	—	—	—
Net change	(36,501)	55,460	12,000	26,350	5,196	(1,469)	(4,685)
Balance at December 31, 2011	$ 3,742	$ 66,896	$12,000	$103,176	$11,729	$37,033	$ —

[1] Included in trading securities owned in the consolidated statements of financial condition.
[2] Included in trading securities sold, but not yet purchased in the consolidated statements of financial condition.
[3] Realized and unrealized gains/(losses) related to trading securities and investments are reported in other income in the consolidated statements of operations.
[4] Unrealized gains/(losses) related to available-for-sale securities are reported in accumulated other comprehensive income/(loss) in the consolidated statements of financial condition.

The results included in the table above are only a component of the overall investment strategies of our company. The table above does not present Level 1 or Level 2 valued assets or liabilities. The changes to our company's Level 3 classified instruments were principally a result of: unrealized gains and losses, and redemptions of ARS at par during the year ended December 31, 2012. The changes in unrealized gains/(losses) recorded in earnings for the year ended December 31, 2012, relating to Level 3 assets still held at December 31, 2012, were immaterial.

The following table summarizes quantitative information related to the significant unobservable inputs utilized in our company's Level 3 recurring fair value measurements as of December 31, 2012.

	Valuation Technique	*Unobservable Input*	*Range*	*Weighted Average*
Available-for-sale securities:				
State and municipal securities	Discounted cash flow	Discount rate	1.9% of par – 10.0% of par	5.6% of par
		Workout period	2-4 years	3.4 years
Investments:				
Auction rate securities:				
Equity securities	Discounted cash flow	Discount rate	1.6% of par – 12.1% of par	7.2% of par
		Workout period	1-3 years	2.8 years
Municipal securities	Discounted cash flow	Discount rate	0.5% of par – 10.3% of par	5.8% of par
		Workout period	1-4 years	2.6 years
Other:				
Investments in partnerships	Market approach	Revenue multiple	1.4 – 4.0	2.8
		EBITDA multiple	7.0 – 14.6	9.3
Private equity investments	Market approach	Revenue multiple	0.5 – 3.4	2.1
		EBITDA multiple	4.4 – 17.8	10.1

The fair value of certain Level 3 assets was determined using various methodologies, as appropriate, including NAVs of underlying investments, third-party pricing vendors, broker quotes, and market and income approaches. These inputs are evaluated for reasonableness through various procedures, including due diligence reviews of third-party pricing vendors, variance analyses, consideration of current market environment, and other analytical procedures.

The fair value for our auction-rate securities was determined using an income approach based on an internally developed discounted cash flow model. The discounted cash flow model utilizes two significant unobservable inputs: discount rate and workout period. The discount rate was calculated using credit spreads of the underlying collateral or similar securities. The workout period was based on an assessment of publicly available information on efforts to re-establish functioning markets for these securities and our company's own redemption experience. Significant increases in any of these inputs in isolation would result in a significantly lower fair value. On an ongoing basis, management verifies the fair value by reviewing the appropriateness of the discounted cash flow model and its significant inputs.

General and limited partnership interests in investment partnerships totaled $21.5 million at December 31, 2012. The general and limited partnership interests in investment partnerships were primarily valued based upon NAVs received from third-party fund managers. The various partnerships are investment companies, which record their underlying investments at fair value based on fair value policies established by management of the underlying fund. Fair value policies at the underlying fund generally require the funds to utilize pricing/valuation information, including independent appraisals, from third-party sources. However, in some instances, current valuation information for illiquid securities or securities in markets that are not active may not be available from any third-party source or fund management may conclude that the valuations that are available from third-party sources are not reliable. In these instances, fund management may perform model-based analytical valuations that may be used as an input to value these investments.

Direct investments in private equity companies totaled $13.5 million at December 31, 2012. Direct investments in private equity companies may be valued using the market approach or the income approach, or a combination thereof, and were valued based on an assessment of each underlying investment, incorporating evaluation of additional significant third-party financing, changes in valuations of comparable peer companies, the business environment of the companies, market indices, assumptions relating to appropriate risk adjustments for nonperformance, and legal restrictions on disposition, among other factors. The fair value derived from the methods used are evaluated and weighted, as appropriate, considering the reasonableness of the range of values indicated. Under the market approach, fair value may be determined by reference to multiples of market-comparable companies or transactions, including earnings before interest, taxes, depreciation, and amortization ("EBITDA") multiples. Under the income approach, fair value may be determined by discounting the cash flows to a single present amount using current market expectations about those future amounts. Unobservable inputs used in a discounted cash flow model may include projections of operating performance generally covering a five-year period and a terminal value of the private equity direct investment. For securities utilizing the discounted cash flow valuation technique, a significant increase (decrease) in the discount rate, risk premium, or discount for lack of marketability in isolation could result in a significantly lower (higher) fair value measurement. For securities utilizing the market comparable companies valuation technique, a significant increase (decrease) in the EBITDA multiple in isolation could result in a significantly higher (lower) fair value measurement.

Transfers Within the Fair Value Hierarchy

We assess our financial instruments on a quarterly basis to determine the appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the beginning of the reporting period. There were $12.8 million of transfers of financial assets from Level 2 to Level 1 during the year ended December 31, 2012, primarily related to tax-exempt securities for which market trades were observed that provided transparency into the valuation of these assets. There were $23.3 million of transfers of financial assets from Level 1 to Level 2 during the year ended December 31, 2012, primarily related to tax-exempt securities for which there were low volumes of recent trade activity observed. There were $7.4 million of transfers of financial assets from Level 3 to Level 2 during the year ended December 31, 2012, related to corporate fixed income securities for which market trades were observed that provided transparency into the valuation of these assets. There were $2.7 million of transfers of financial assets into Level 3 during the year ended December 31, 2012, related to corporate fixed income securities for which there were low volumes of recent trade activity observed.

Fair Value of Financial Instruments

The following reflects the fair value of financial instruments, as of December 31, 2012 and 2011, whether or not recognized in the consolidated statements of financial condition at fair value *(in thousands)*:

	December 31, 2012		*December 31, 2011*	
	Carrying Value	*Estimated Fair Value*	*Carrying Value*	*Estimated Fair Value*
Financial assets:				
Cash and cash equivalents	$ 403,941	$ 403,941	$ 167,671	$ 167,671
Restricted cash	4,414	4,414	6,883	6,883
Cash segregated for regulatory purposes	128,031	128,031	26	26
Securities purchased under agreements to resell	158,695	158,695	75,455	75,455
Trading securities owned	763,608	763,608	474,951	474,951
Available-for-sale securities	1,625,168	1,625,168	1,214,141	1,214,141
Held-to-maturity securities	708,008	715,274	190,484	189,071
Loans held for sale	214,531	214,531	131,754	131,754
Bank loans	815,937	834,188	632,140	639,341
Investments	236,434	236,434	239,208	239,208
Financial liabilities:				
Securities sold under agreements to repurchase	$ 140,346	$ 140,346	$ 80,176	$ 80,176
Bank deposits	3,346,133	3,368,643	2,071,738	2,067,324
Trading securities sold, but not yet purchased	319,742	319,742	266,833	266,833
Securities sold, but not yet purchased	22,966	22,966	19,223	19,223
Derivative contracts[1]	19,934	19,934	24,877	24,877
Senior notes[2]	325,000	338,475	—	—
Non-recourse debt[2]	58,992	58,992	—	—
Debentures to Stifel Financial Capital Trusts	82,500	66,545	82,500	67,594
Liabilities subordinated to the claims of general creditors	5,318	5,204	6,957	6,671

[1] Included in accounts payable and accrued expenses in the consolidated statements of financial condition.
[2] Included in corporate debt in the consolidated statements of financial condition.

The following table presents the estimated fair values of financial instruments not measured at fair value on a recurring basis *(in thousands)*:

	December 31, 2012			
	Total	*Level 1*	*Level 2*	*Level 3*
Financial assets:				
Cash	$ 331,345	$331,345	$ —	$ —
Restricted cash	4,414	4,414	—	—
Cash segregated for regulatory purposes	128,031	128,031	—	—
Securities purchased under agreements to resell	158,695	154,688	4,007	—
Held-to-maturity securities	715,274	—	487,775	227,499
Loans held for sale	214,531	—	214,531	—
Bank loans	834,188	—	834,188	—
Financial liabilities:				
Securities sold under agreements to repurchase	$ 140,346	$140,346	$ —	$ —
Bank deposits	3,368,643	—	3,368,643	—
Senior notes	338,475	338,475	—	—
Non-recourse debt	58,992	—	58,992	—
Debentures to Stifel Financial Capital Trusts	66,545	—	—	66,545
Liabilities subordinated to the claims of general creditors	5,204	—	—	5,204

[1] We adopted the provisions of Update No. 2011-04 in the first quarter of 2012 on a prospective basis. Accordingly, disclosures for prior periods are not presented.

The following, as supplemented by the discussion above, describes the valuation techniques used in estimating the fair value of our financial instruments as of December 31, 2012 and 2011.

Financial Assets

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The carrying values at December 31, 2012 and 2011 approximate fair value due to the short-term nature.

Held-to-Maturity Securities

Securities held to maturity are recorded at amortized cost based on our company's positive intent and ability to hold these securities to maturity. Securities held to maturity include asset-backed securities, consisting of corporate obligations, collateralized debt obligation securities, and ARS. The estimated fair value, included in the above table, is determined using several factors; however, primary weight is given to discounted cash flow modeling techniques that incorporated an estimated discount rate based upon recent observable debt security issuances with similar characteristics.

Loans Held for Sale

Loans held for sale consist of fixed-rate and adjustable-rate residential real estate mortgage loans intended for sale. Loans held for sale are stated at lower of cost or fair value. Fair value is determined based on prevailing market prices for loans with similar characteristics or on sale contract prices.

Bank Loans

The fair values of mortgage loans and commercial loans were estimated using a discounted cash flow method, a form of the income approach. Discount rates were determined considering rates at which similar portfolios of loans would be made under current conditions and considering liquidity spreads applicable to each loan portfolio based on the secondary market.

Financial Liabilities

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The carrying values at December 31, 2012 and 2011 approximate fair value due to the short-term nature.

Bank Deposits

The fair value for demand deposits is equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate money market and savings accounts approximate their fair values at the reporting date as these are short-term in nature. The fair value of other interest-bearing deposits, including certificates of deposit, was calculated by discounting the future cash flows using discount rates based on the expected current market rates for similar products with similar remaining terms.

Senior Notes

The fair value of our senior notes is estimated based upon quoted market prices.

Non-Recourse Debt

The carrying value of our non-recourse debt approximates fair value due at December 31, 2012.

Debentures to Stifel Financial Capital Trusts

The fair value of our trust preferred securities is based on the discounted value of contractual cash flows. We have assumed a discount rate based on the coupon achieved in our 6.7% senior notes due 2022.

Liabilities Subordinated to Claims of General Creditors

The fair value of subordinated debt was measured using the interest rates commensurate with borrowings of similar terms.

These fair value disclosures represent our best estimates based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected losses, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

NOTE 7 – Trading Securities Owned and Trading Securities Sold, But Not Yet Purchased

The components of trading securities owned and trading securities sold, but not yet purchased, at December 31, 2012 and 2011, are as follows *(in thousands)*:

	December 31, 2012	*December 31, 2011*
Trading securities owned:		
U.S. government agency securities	$ 123,758	$ 66,424
U.S. government securities	3,573	32,845
Corporate securities:		
Fixed income securities	396,878	244,535
Equity securities	35,472	19,859
State and municipal securities	203,927	111,288
	$ 763,608	$ 474,951
Trading securities sold, but not yet purchased:		
U.S. government securities	$ 162,661	$ 109,776
U.S. government agency securities	15	954
Corporate securities:		
Fixed income securities	150,698	149,460
Equity securities	6,281	6,060
State and municipal securities	87	583
	$ 319,742	$ 266,833

At December 31, 2012 and 2011, trading securities owned in the amount of $607.6 million and $393.9 million, respectively, were pledged as collateral for our repurchase agreements and short-term borrowings.

Trading securities sold, but not yet purchased, represent obligations of our company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices in future periods. We are obligated to acquire the securities sold short at prevailing market prices in future periods, which may exceed the amount reflected in the consolidated statements of financial condition.

NOTE 8 – **Available-for-Sale and Held-to-Maturity Securities**

The following tables provide a summary of the amortized cost and fair values of the available-for-sale securities and held-to-maturity securities at December 31, 2012 and 2011 *(in thousands)*:

	December 31, 2012			
	Amortized Cost	*Gross Unrealized Gains*[1]	*Gross Unrealized Losses*[1]	*Estimated Fair Value*
Available-for-sale securities				
U.S. government agency securities	$ 1,114	$ 1	$ (2)	$ 1,113
State and municipal securities	153,885	4,648	(1,113)	157,420
Mortgage-backed securities:				
Agency	676,861	8,140	(153)	684,848
Commercial	255,255	5,902	(183)	260,974
Non-agency	13,077	801	—	13,878
Corporate fixed income securities	474,338	7,590	(1,746)	480,182
Asset-backed securities	26,572	378	(197)	26,753
	$1,601,102	$27,460	$(3,394)	$1,625,168
Held-to-maturity securities[2]				
Asset-backed securities	$ 630,279	$ 9,364	$(2,971)	$ 636,672
Corporate fixed income securities	55,420	36	(519)	54,937
Municipal auction rate securities	22,309	1,376	(20)	23,665
	$ 708,008	$10,776	$(3,510)	$ 715,274

	December 31, 2011			
	Amortized Cost	*Gross Unrealized Gains*[1]	*Gross Unrealized Losses*[1]	*Estimated Fair Value*
Available-for-sale securities				
U.S. government agency securities	$ 1,105	$ —	$ (2)	$ 1,103
State and municipal securities	82,256	4,979	(303)	86,932
Mortgage-backed securities:				
Agency	396,952	8,469	(759)	404,662
Commercial	270,677	1,811	(978)	271,510
Non-agency	17,701	135	(376)	17,460
Corporate fixed income securities	409,503	2,108	(5,626)	405,985
Asset-backed securities	26,011	548	(70)	26,489
	$1,204,205	$18,050	$(8,114)	$1,214,141
Held-to-maturity securities[2]				
Asset-backed securities	$ 122,148	$ 2,953	$(3,138)	$ 121,963
Corporate fixed income securities	55,544	56	(2,016)	53,584
Municipal auction rate securities	12,792	733	(1)	13,524
	$ 190,484	$ 3,742	$(5,155)	$ 189,071

[1] Unrealized gains/(losses) related to available-for-sale securities are reported in accumulated other comprehensive loss.
[2] Held-to-maturity securities are carried in the consolidated statements of financial condition at amortized cost, and the changes in the value of these securities, other than impairment charges, are not reported on the consolidated financial statements.

For the years ended December 31, 2012 and 2011, we received proceeds of $250.2 million and $362.1 million, respectively, from the sale of available-for-sale securities, which resulted in realized gains of $3.8 million and $7.9 million, respectively. For the year ended December 31, 2010, proceeds from the sales of available-for-sale securities and the resulting realized gains and losses were immaterial.

During the years ended December 31, 2012 and 2011, unrealized gains, net of deferred taxes, of $8.7 million and $2.1 million, respectively, were recorded in accumulated other comprehensive income/(loss) in the consolidated statements of financial condition.

During the second quarter of 2011, we determined that we no longer had the intent to hold $32.9 million of held-to-maturity securities to maturity. As a result, we reclassified $27.9 million carrying value of municipal auction rate securities from held-to-maturity to available-for-sale and recorded an unrealized loss of $5.0 million at the date of transfer.

The table below summarizes the amortized cost and fair values of debt securities, by contractual maturity *(in thousands)*. Expected maturities may differ significantly from contractual maturities, as issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2012			
	Available-for-Sale Securities		*Held-to-Maturity Securities*	
	Amortized Cost	*Estimated Fair Value*	*Amortized Cost*	*Estimated Fair Value*
Debt securities				
Within one year	$ 105,259	$ 105,940	$ —	$ —
After one year through three years	309,394	314,753	15,075	15,111
After three years through five years	45,566	45,469	13,093	13,179
After five years through ten years	29,947	30,260	251,826	252,275
After ten years	165,743	169,046	428,014	434,709
Mortgage-backed securities				
After three years through five years	369	378	—	—
After five years through ten years	16,246	16,997	—	—
After ten years	928,578	942,325	—	—
	$1,601,102	**$1,625,168**	**$708,008**	**$715,274**

At December 31, 2012 and 2011, securities of $613.8 million and $644.9 million, respectively, were pledged at the Federal Home Loan Bank as collateral for borrowings and letters of credit obtained to secure public deposits.

The following table is a summary of the amount of gross unrealized losses and the estimated fair value by length of time that the available-for-sale securities have been in an unrealized loss position at December 31, 2012 *(in thousands)*:

	Less Than 12 Months		*12 Months or More*		*Total*	
	Gross Unrealized Losses	*Estimated Fair Value*	*Gross Unrealized Losses*	*Estimated Fair Value*	*Gross Unrealized Losses*	*Estimated Fair Value*
Available-for-sale securities						
U.S. government securities	$ (2)	$ 108	$ —	$ —	$ (2)	$ 108
State and municipal securities	(852)	67,189	(261)	7,538	(1,113)	74,727
Mortgage-backed securities:						
Agency	(153)	106,112	—	—	(153)	106,112
Commercial	(96)	18,324	(87)	21,391	(183)	39,715
Corporate fixed income securities	(940)	49,423	(806)	34,164	(1,746)	83,587
Asset-backed securities	—	—	(197)	14,417	(197)	14,417
	$(2,043)	**$241,156**	**$(1,351)**	**$77,510**	**$(3,394)**	**$318,666**

The gross unrealized losses on our available-for-sale securities of $3.4 million as of December 31, 2012, relate to 39 individual securities.

Certain investments in the available-for-sale portfolio at December 31, 2012, are reported in the consolidated statements of financial condition at an amount less than their amortized cost. The total fair value of these investments at December 31, 2012, was $318.7 million, which was 19.6% of our available-for-sale investment portfolio. The amortized cost basis of these investments was $322.1 million at December 31, 2012. As discussed in more detail below, we conduct periodic reviews of all securities with unrealized losses to assess whether the impairment is other-than-temporary.

Other-Than-Temporary Impairment

We evaluate all securities in an unrealized loss position quarterly to assess whether the impairment is other-than-temporary. Our other-than-temporary impairment ("OTTI") assessment is a subjective process requiring the use of judgments and assumptions. Accordingly, we consider a number of qualitative and quantitative criteria in our assessment, including the extent and duration of the impairment; recent events specific to the issuer and/or industry to which the issuer belongs; the payment structure of the security; external credit ratings and the failure of the issuer to make scheduled interest or principal payments; the value of underlying collateral; and current market conditions.

If we determine that impairment on our debt securities is other-than-temporary and we have made the decision to sell the security or it is more likely than not that we will be required to sell the security prior to recovery of its amortized cost basis, we recognize the entire portion of the impairment in earnings. If we have not made a decision to sell the security and we do not expect that we will be required to sell the security prior to recovery of the amortized cost basis, we recognize only the credit component of OTTI in earnings. The remaining unrealized loss due to factors other than credit, or the non-credit component, is recorded in accumulated other comprehensive loss. We determine the credit component based on the difference between the security's amortized cost basis and the present value of its expected future cash flows, discounted based on the purchase yield. The non-credit component represents the difference between the security's fair value and the present value of expected future cash flows. Based on the evaluation, we recognized a credit-related OTTI of $0.6 million and $1.9 million in earnings for the years ended December 31, 2012 and 2011, respectively.

We estimate the portion of loss attributable to credit using a discounted cash flow model. Key assumptions used in estimating the expected cash flows include default rates, loss severity, and prepayment rates. Assumptions used can vary widely based on the collateral underlying the securities and are influenced by factors such as collateral type, loan interest rate, geographical location of the borrower, and borrower characteristics.

We believe the gross unrealized losses related to all other securities of $3.4 million as of December 31, 2012, are attributable to issuer-specific credit spreads and changes in market interest rates and asset spreads. We, therefore, do not expect to incur any credit losses related to these securities. In addition, we have no intent to sell these securities with unrealized losses, and it is not more likely than not that we will be required to sell these securities prior to recovery of the amortized cost. Accordingly, we have concluded that the impairment on these securities is not other-than-temporary.

NOTE 9 – Bank Loans

The following table presents the balance and associated percentage of each major loan category in our loan portfolio at December 31, 2012 and 2011 *(in thousands, except percentages)*:

	December 31, 2012		December 31, 2011	
	Balance	Percent	Balance	Percent
Consumer[1]	$425,382	51.6%	$371,399	58.2%
Commercial and industrial	300,034	36.4	186,996	29.3
Residential real estate	65,657	8.0	51,755	8.1
Home equity lines of credit	19,531	2.4	24,086	3.8
Commercial real estate	12,805	1.5	3,107	0.5
Construction and land	510	0.1	514	0.1
	823,919	100.0%	637,857	100.0%
Unamortized loan fees, net of origination costs	(1,207)		(421)	
Loans in process	1,370		4	
Allowance for loan losses	(8,145)		(5,300)	
	$815,937		$632,140	

[1] Includes securities-based loans of $425.3 million and $377.1 million at December 31, 2012 and 2011, respectively.

Changes in the allowance for loan losses for the periods presented were as follows *(in thousands)*:

	Year Ended December 31,		
	2012	2011	2010
Allowance for loan losses, beginning of period	$5,300	$2,331	$1,702
Provision for loan losses	3,004	2,925	460
Charge-offs:			
Residential real estate	(254)	(5)	(216)
Commercial real estate	—	(5)	—
Other	—	—	(2)
Total charge-offs	(254)	(10)	(218)
Recoveries	95	54	387
Allowance for loan losses, end of period	$8,145	$5,300	$2,331

A loan is determined to be impaired, when principal or interest becomes 90 days past due or when collection becomes uncertain. At the time a loan is determined to be impaired, the accrual of interest and amortization of deferred loan origination fees is discontinued ("non-accrual status"), and any accrued and unpaid interest income is reversed. At December 31, 2012, we had $1.8 million of non-accrual loans, which included $1.6 million in troubled debt restructurings, for which there was a specific allowance of $0.6 million. At December 31, 2011, we had $2.5 million of non-accrual loans, which included $0.3 million of troubled debt restructurings, for which there was a specific allowance of $0.6 million. The gross interest income related to impaired loans, which would have been recorded had these loans been current in accordance with their original terms, and the interest income recognized on these loans during the years ended December 31, 2012, 2011, and 2010, were insignificant to the consolidated financial statements.

Credit Quality

We closely monitor economic conditions and loan performance trends to manage and evaluate our exposure to credit risk. Trends in delinquency ratios are an indicator, among other considerations, of credit risk within our loan portfolios. The level of nonperforming assets represents another indicator of the potential for future credit losses. Accordingly, key metrics we track and use in evaluating the credit quality of our loan portfolio include delinquency and nonperforming asset rates, as well as charge-off rates and our internal risk ratings of the loan portfolio. In general, we are a secured lender. At December 31, 2012 and 2011, approximately 96% and 95% of our loan portfolio was collateralized, respectively. Collateral is required in accordance with the normal credit evaluation process based upon the creditworthiness of the customer and the credit risk associated with the particular transaction.

The following is a breakdown of the allowance for loan losses by type as of December 31, 2012 and 2011 *(in thousands, except rates)*:

	December 31, 2012		December 31, 2011	
	Balance	Percent[1]	Balance	Percent[1]
Commercial and industrial	$5,450	36.4%	$2,595	29.3%
Commercial real estate	691	1.5	633	0.5
Consumer	647	51.6	510	58.2
Residential real estate	408	8.0	679	8.1
Home equity lines of credit	195	2.4	—	—
Construction and land	13	0.1	—	—
Qualitative	741	—	883	3.9
	$8,145	100.0%	$5,300	100.0%

[1]Loan category as a percentage of total loan portfolio.

At December 31, 2012 and 2011, Stifel Bank had loans outstanding to its executive officers, directors, and their affiliates in the amount of $0.6 million and $0.8 million, respectively, and loans outstanding to other Stifel Financial Corp. executive officers, directors, and their affiliates in the amount of $7.2 million and $4.3 million, respectively. Such loans and other extensions of credit were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral requirements) as those prevailing at the time for comparable transactions with other persons.

At December 31, 2012 and 2011, we had mortgage loans held for sale of $214.5 million and $131.8 million, respectively. For the years ended December 31, 2012, 2011, and 2010, we recognized gains of $13.8 million, $9.7 million, and $8.3 million, respectively, from the sale of originated loans, net of fees and costs.

NOTE 10 – Fixed Assets

The following is a summary of fixed assets as of December 31, 2012 and 2011 *(in thousands)*:

	December 31, 2012	*December 31, 2011*
Furniture and equipment	$ 157,974	$ 147,210
Building and leasehold improvements	82,234	77,192
	46,500	—
Total	286,708	224,402
Less accumulated depreciation and amortization	(145,305)	(119,662)
	$ 141,403	$ 104,740

For the years ended December 31, 2012, 2011, and 2010, depreciation and amortization of furniture and equipment, and leasehold improvements totaled $30.1 million, $28.3 million, and $23.8 million, respectively.

As a result of the East Shore acquisition, we lease seven aircraft under operating leases. The future minimum lease payments from UAL required under operating leases at December 31, 2012 were as follows: $12.9 million in 2013, $10.4 million in 2014, $5.3 million in 2015, $1.9 million in 2016 and $1.4 million in 2017.

NOTE 11 – Goodwill and Intangible Assets

We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. We test for impairment at the reporting unit level, which is generally at the level of or one level below our company's business segments. For both the annual and interim tests, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if we conclude otherwise, we are then required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value of a reporting unit is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair values of the reporting units are derived based on valuation techniques we believe market participants would use for each of the reporting units. Our annual goodwill impairment testing was completed as of July 31, 2012, with no impairment identified.

The carrying amount of goodwill and intangible assets attributable to each of our reporting segments is presented in the following table *(in thousands)*:

	December 31, 2011	*Net Additions*	*Impairment Losses*	*December 31, 2012*
Goodwill				
Global Wealth Management	$143,828	$ 549	$ —	$144,377
Institutional Group	215,160	59,856	—	275,016
	$358,988	$60,405	$ —	$419,393

	December 31, 2011	*Net Additions*	*Amortization*	*December 31, 2012*
Intangible Assets				
Global Wealth Management	$ 18,819	$ —	$ (2,442)	$ 16,377
Institutional Group	15,044	—	(2,454)	12,590
	$ 33,863	$ —	$ (4,896)	$ 28,967

The adjustments to goodwill during the year ended December 31, 2012, are attributable to our acquisitions of Miller Buckfire and Stone & Youngberg. The allocation of the purchase price of Miller Buckfire is preliminary and will be finalized upon completion of the analysis of the fair values of the net assets of Miller Buckfire as of the acquisition date and the identified intangible assets. The final goodwill recorded on the consolidated statement of financial condition may differ from that reflected herein as a result of future measurement period adjustments and the recording of identified intangible assets. See Note 3 for additional information regarding our acquisition of Miller Buckfire.

Amortizable intangible assets consist of acquired customer relationships, trade name, and investment banking backlog that are amortized over their contractual or determined useful lives. Intangible assets subject to amortization as of December 31, 2012 and 2011 were as follows *(in thousands)*:

	December 31, 2012		*December 31, 2011*	
	Gross Carrying Value	*Accumulated Amortization*	*Gross Carrying Value*	*Accumulated Amortization*
Customer relationships	**$40,166**	**$18,648**	$40,166	$14,827
Trade name	**9,442**	**2,023**	9,442	1,011
Investment banking backlog	**2,250**	**2,220**	2,250	2,157
	$51,858	**$22,891**	$51,858	$17,995

Amortization expense related to intangible assets was $4.9 million, $5.3 million, and $5.5 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The weighted-average remaining lives of the following intangible assets at December 31, 2012 are: customer relationships, 6.1 years; and trade name, 7.3 years. The investment banking backlog will be amortized over their estimated lives, which we expect to be within the next 12 months. As of December 31, 2012, we expect amortization expense in future periods to be as follows *(in thousands)*:

Fiscal year	
2013	$ 4,339
2014	3,856
2015	3,129
2016	2,829
2017	2,447
Thereafter	12,367
	$28,967

NOTE 12 – Short-Term Borrowings

Our short-term financing is generally obtained through short-term bank line financing on an uncommitted, secured basis, committed short-term bank line financing on an unsecured basis, and securities lending arrangements. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of customer-owned securities used as collateral is not reflected in the consolidated statements of financial condition. Our uncommitted secured lines of credit at December 31, 2012, totaled $680.0 million with four banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines is subject to approval by the individual banks each time an advance is requested and may be denied. Our peak daily borrowing was $473.7 million during the year ended December 31, 2012. There are no compensating balance requirements under these arrangements.

Our committed short-term bank line financing at December 31, 2012, consisted of a $50.0 million revolving credit facility. The credit facility expires in December 2013. The applicable interest rate under the revolving credit facility is calculated as a per annum rate equal to the higher of (i) the prime rate, (ii) the federal funds effective rate plus 0.50%, or (iii) one-month Eurocurrency rate plus 1.00%, as defined in the revolving credit facility. At December 31, 2012, we had no advances on our revolving credit facility and were in compliance with all covenants.

At December 31, 2012, short-term borrowings from banks were $304.7 million at an average rate of 1.14%, which were collateralized by company-owned securities valued at $530.7 million. At December 31, 2011, short-term borrowings from banks were $199.4 million at an average rate of 1.17%, which were collateralized by company-owned securities valued at $388.0 million. The average bank borrowing was $184.4 million, $199.6 million, and $108.8 million for the years ended December 31, 2012, 2011, and 2010, respectively, at average daily interest rates of 1.10%, 1.15%, and 1.01%, respectively.

At December 31, 2012 and 2011, Stifel Nicolaus had a stock loan balance of $19.2 million and $124.7 million, respectively, at average daily interest rates of 0.24% and 0.17%, respectively. The average outstanding securities lending arrangements utilized in financing activities were $137.3 million, $124.1 million, and $69.5 million during the years ended December 31, 2012, 2011, and 2010, respectively, at average daily effective interest rates of 0.16%, 0.30%, and 0.38%, respectively. Customer-owned securities were utilized in these arrangements.

NOTE 13 – Corporate Debt

The following table summarizes our corporate debt as of December 31, 2012 and 2011 *(in thousands)*:

	December 31, 2012	*December 31, 2011*
6.70% senior notes, due 2022[1]	**$ 175,000**	$ —
5.375% senior notes, due 2022[2]	**150,000**	—
Non-recourse debt, 6.75%, due 2016[3]	**58,992**	—
	$ 383,992	$ —

[1] In January 2012, we sold in a registered underwritten public offering, $175.0 million in aggregate principal amount of 6.70% senior notes due January 2022. Interest on these senior notes is payable quarterly in arrears. On or after January 15, 2015, we may redeem some or all of the senior notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date.

[2] In December 2012, we sold in a registered underwritten public offering, $150.0 million in aggregate principal amount of 5.375% senior notes due December 2022. Interest on these senior notes is payable quarterly in arrears. On or after December 31, 2015, we may redeem some or all of the senior notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date.

[3] On December 17, 2012, we issued $60.0 million principal in non-recourse debt for the purpose of acquiring East Shore Aircraft LLC. Interest on the non-recourse debt is payable monthly. We are required to redeem some of the non-recourse debt as each aircraft is sold at the various lease expiration dates. We will collect 100% of the monthly lease payments with approximately 65% allocated to pay interest first then principal on non-recourse debt. In addition, as each aircraft is sold at the various lease expiration dates, a portion of the proceeds will be applied to the principal balance of the non-recourse debt.

Our corporate debt matures as follows, based upon its contractual terms:

	Non-Recourse Debt	*Senior Notes*
2013	$11,430	$ —
2014	16,414	—
2015	24,383	—
2016	6,765	—
2017	—	—
Thereafter	—	325,000
	$58,992	**$ 325,000**

NOTE 14 – Bank Deposits

Deposits consist of money market and savings accounts, certificates of deposit, and demand deposits. Deposits at December 31, 2012 and 2011 were as follows *(in thousands)*:

	December 31, 2012	*December 31, 2011*
Money market and savings accounts	$3,271,929	$2,024,568
Demand deposits (interest-bearing)	64,926	29,509
Demand deposits (non-interest-bearing)	8,648	15,691
Certificates of deposit	630	1,970
	$3,346,133	$2,071,738

The weighted-average interest rate on deposits were 0.1% and 0.2% at December 31, 2012 and 2011, respectively.

Scheduled maturities of certificates of deposit at December 31, 2012 and 2011 were as follows *(in thousands)*:

	December 31, 2012	*December 31, 2011*
Certificates of deposit, less than $100:		
Within one year	$182	$ 794
One to three years	203	240
	$385	$1,034
Certificates of deposit, $100 and greater:		
Within one year	$245	$ 656
One to three years	—	280
	$245	$ 936
	$630	$1,970

At December 31, 2012 and 2011, the amount of deposits includes related party deposits, primarily brokerage customers' deposits from Stifel Nicolaus of $3.3 billion and $2.1 billion, respectively, and interest-bearing and time deposits of executive officers, directors, and their affiliates of $0.2 million and $0.6 million, respectively. Such deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates) as those prevailing at the time for comparable transactions with other persons.

NOTE 15 – Derivative Instruments and Hedging Activities

We use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date with no exchange of underlying principal amounts. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for our company making fixed payments. Our policy is not to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under master netting arrangements.

The following table provides the notional values and fair values of our derivative instruments as of December 31, 2012 and 2011 *(in thousands)*.

	December 31, 2012				
		Asset Derivatives		*Liability Derivatives*	
	Notional Value	*Balance Sheet Location*	*Positive Fair Value*	*Balance Sheet Location*	*Negative Fair Value*
Derivatives designated as hedging instruments under Topic 815:					
Cash flow interest rate contracts	$550,127	Other assets	$ —	Accounts payable and accrued expenses	$(19,934)

	December 31, 2011				
		Asset Derivatives		*Liability Derivatives*	
	Notional Value	*Balance Sheet Location*	*Positive Fair Value*	*Balance Sheet Location*	*Negative Fair Value*
Derivatives designated as hedging instruments under Topic 815:					
Cash flow interest rate contracts	$761,907	Other assets	$ —	Accounts payable and accrued expenses	$(24,877)

Cash Flow Hedges

We have entered into interest rate swap agreements that effectively modify our exposure to interest rate risk by converting floating rate debt to a fixed rate debt over the next ten years.

Any unrealized gains or losses related to cash flow hedging instruments are reclassified from accumulated other comprehensive loss into earnings in the same period the hedged forecasted transaction affects earnings and are recorded in interest expense on the accompanying consolidated statements of operations. The ineffective portion of the cash flow hedging instruments is recorded in other income or other operating expense. There was no ineffectiveness recognized during the year ended December 31, 2012.

Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on our variable rate deposits. During the next twelve months, we estimate that $8.5 million will be reclassified as an increase to interest expense.

The following table shows the effect of our company's derivative instruments in the consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010 *(in thousands)*:

	Year Ended December 31, 2012				
	(Gain)/Loss Recognized in OCI (effectiveness)	*Location of Loss Reclassified From OCI Into Income*	*Loss Reclassified From OCI Into Income*	*Location of Loss Recognized in OCI (ineffectiveness)*	*Loss Recognized Due to Ineffectiveness*
Cash flow interest rate contracts	$ 6,485	Interest expense	$11,428	None	$ —

	Year Ended December 31, 2011				
	(Gain)/Loss Recognized in OCI (effectiveness)	*Location of Loss Reclassified From OCI Into Income*	*Loss Reclassified From OCI Into Income*	*Location of Loss Recognized in OCI (ineffectiveness)*	*Loss Recognized Due to Ineffectiveness*
Cash flow interest rate contracts	$ 29,567	Interest expense	$13,949	None	$ —

	Year Ended December 31, 2010				
	(Gain)/Loss Recognized in OCI (effectiveness)	*Location of Loss Reclassified From OCI Into Income*	*Loss Reclassified From OCI Into Income*	*Location of Loss Recognized in OCI (ineffectiveness)*	*Loss Recognized Due to Ineffectiveness*
Cash flow interest rate contracts	$ 12,411	Interest expense	$ 3,073	None	$ —

We maintain a risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. Our goal is to manage sensitivity to changes in rates by hedging the maturity characteristics of variable rate affiliated deposits, thereby limiting the impact on earnings. By using derivative instruments, we are exposed to credit and market risk on those derivative positions. We manage the market risk associated with interest rate contracts by establishing and monitoring limits as to the types and degree of risk that may be undertaken. Credit risk is equal to the extent of the fair value gain in a derivative if the counterparty fails to perform. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes our company and, therefore, creates a repayment risk for our company. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, have no repayment risk. See Note 6 in the notes to our consolidated financial statements for further discussion on how we determine the fair value of our financial instruments. We minimize the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by senior management.

Credit Risk-Related Contingency Features

We have agreements with our derivative counterparties containing provisions where if we default on any of our indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then we could also be declared in default on our derivative obligations.

We have agreements with certain of our derivative counterparties that contain provisions where if our shareholders' equity declines below a specified threshold or if we fail to maintain a specified minimum shareholders' equity, then we could be declared in default on our derivative obligations.

Certain of our agreements with our derivative counterparties contain provisions where if a specified event or condition occurs that materially changes our creditworthiness in an adverse manner, we may be required to fully collateralize our obligations under the derivative instrument.

Regulatory Capital-Related Contingency Features

Certain of our derivative instruments contain provisions that require us to maintain our capital adequacy requirements. If we were to lose our status as "adequately capitalized," we would be in violation of those provisions, and the counterparties of the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions.

As of December 31, 2012, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $20.8 million (termination value). We have minimum collateral posting thresholds with certain of our derivative counterparties and have posted cash collateral of $28.9 million against our obligations under these agreements. If we had breached any of these provisions at December 31, 2012, we would have been required to settle our obligations under the agreements at the termination value.

Counterparty Risk

In the event of counterparty default, our economic loss may be higher than the uncollateralized exposure of our derivatives if we were not able to replace the defaulted derivatives in a timely fashion. We monitor the risk that our uncollateralized exposure to each of our counterparties for interest rate swaps will increase under certain adverse market conditions by performing periodic market stress tests. These tests evaluate the potential additional uncollateralized exposure we would have to each of these derivative counterparties assuming changes in the level of market rates over a brief time period.

NOTE 16 – Debentures to Stifel Financial Capital Trusts

The following table summarizes our debentures to Stifel Financial Capital Trusts as of December 31, 2012 and 2011 *(in thousands)*:

	December 31, 2012	*December 31, 2011*
Debenture to Stifel Financial Capital Trust II[1]	$35,000	$35,000
Debenture to Stifel Financial Capital Trust III[2]	35,000	35,000
Debenture to Stifel Financial Capital Trust IV[3]	12,500	12,500
	$82,500	$82,500

[1]On August 12, 2005, we completed a private placement of $35.0 million of 6.38% Cumulative Trust Preferred Securities. The trust preferred securities were offered by Stifel Financial Capital Trust II (the "Trust II"), a non-consolidated wholly owned subsidiary of our company. The trust preferred securities mature on September 30, 2035, but may be redeemed by our company, and in turn, the Trust II would call the debenture beginning September 30, 2010. The Trust II requires quarterly distributions of interest to the holders of the trust preferred securities. Distributions will be payable at a floating interest rate equal to three-month London Interbank Offered Rate ("LIBOR") plus 1.70% per annum.

[2]On March 30, 2007, we completed a private placement of $35.0 million of 6.79% Cumulative Trust Preferred Securities. The trust preferred securities were offered by Stifel Financial Capital Trust III (the "Trust III"), a non-consolidated wholly owned subsidiary of our company. The trust preferred securities mature on June 6, 2037, but may be redeemed by our company, and in turn, Trust III would call the debenture beginning June 6, 2012. Trust III requires quarterly distributions of interest to the holders of the trust preferred securities. Distributions will be payable at a floating interest rate equal to three-month LIBOR plus 1.85% per annum.

[3]On June 28, 2007, we completed a private placement of $35.0 million of 6.78% Cumulative Trust Preferred Securities. The trust preferred securities were offered by Stifel Financial Capital Trust IV (the "Trust IV"), a non-consolidated wholly owned subsidiary of our company. The trust preferred securities mature on September 6, 2037, but may be redeemed by our company, and in turn, Trust IV would call the debenture beginning September 6, 2012. Trust IV requires quarterly distributions of interest to the holders of the trust preferred securities. Distributions will be payable at a floating interest rate equal to three-month LIBOR plus 1.85% per annum

NOTE 17 – Liabilities Subordinated to Claims of General Creditors

Stifel Nicolaus maintains a deferred compensation plan for its financial advisors who achieve certain levels of production, whereby a certain percentage of their earnings are deferred as defined by the plan, a portion of which is deferred in stock units and the balance into optional investment choices. We obtained approval from Financial Industry Regulatory Authority, Inc. ("FINRA") and its predecessor, the New York Stock Exchange, to subordinate the liability for future payments for the portion of compensation that is not deferred in stock units. Required annual payments, as of December 31, 2012, are as follows *(in thousands)*:

Distribution – January 31	*Plan Year*	*Total*
2013	2007	$ 2,187
2014	2008	3,131
		$ 5,318

The subordinated liabilities are subject to cash subordination agreements approved by FINRA and, therefore, are included in our computation of net capital under the SEC's Uniform Net Capital Rule. We have estimated the fair value of the liability to be $5.2 million as of December 31, 2012.

NOTE 18 – Commitments, Guarantees, and Contingencies

Broker-Dealer Commitments and Guarantees

In the normal course of business, we enter into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open at December 31, 2012, had no material effect on the consolidated financial statements.

In connection with margin deposit requirements of The Options Clearing Corporation, we pledged customer-owned securities valued at $109.7 million to satisfy the minimum margin deposit requirement of $52.2 million at December 31, 2012.

In connection with margin deposit requirements of the National Securities Clearing Corporation, we deposited $17.0 million in cash at December 31, 2012, which satisfied the minimum margin deposit requirements of $13.2 million.

We also provide guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. Our liability under these agreements is not quantifiable and may exceed the cash and securities we have posted as collateral. However, the potential requirement for us to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

Thomas Weisel Partners LLC ("TWP") has entered into settlement and release agreements ("Settlement Agreements") with certain customers, whereby it will purchase their ARS, at par, in exchange for a release from any future claims. At December 31, 2012, we estimate that TWP customers held $18.4 million par value of ARS, which may be repurchased over the next 3 years. The amount estimated for repurchase assumes no issuer redemptions.

We have recorded a liability for our estimated exposure to the repurchase plan based upon a net present value calculation, which is subject to change and future events, including redemptions. ARS redemptions have been at par, and we believe will continue to be at par over the remaining repurchase period. Future periods' results may be affected by changes in estimated redemption rates or changes in the fair value of ARS.

Other Commitments

In the ordinary course of business, Stifel Bank has commitments to extend credit in the form of commitments to originate loans, standby letters of credit, and lines of credit. See Note 22 in the notes to our consolidated financial statements for further details.

Concentration of Credit Risk

We provide investment, capital-raising, and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. Our exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To reduce the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2012 and 2011, we did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

Operating Leases and Purchase Obligations

Future minimum commitments under non-cancelable operating leases at December 31, 2012, are as follows *(in thousands)*:

2013	$ 53,830
2014	47,927
2015	41,043
2016	32,814
2017	23,696
Thereafter	39,381
	$238,691

Certain leases contain provisions for renewal options and escalation clauses based on increases in certain costs incurred by the lessor. We amortize office lease incentives and rent escalation on a straight-line basis over the life of the lease. Rent expense for the years ended December 31, 2012, 2011, and 2010 was $60.0 million, $58.6 million, and $53.9 million, net of sublease income of $0.5 million, $1.9 million, and $1.2 million, respectively.

Note 19 – Legal Proceedings

Our company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting the allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against the company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated financial statements with respect to these matters, including the matters described below, the ultimate resolution of these matters will not have a material adverse impact on our financial position and results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and depending upon the level of income for such period. For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, based on currently available information, we believe that such losses will not have a material effect on our consolidated financial statements.

SEC/Wisconsin Lawsuit

The SEC filed a civil lawsuit against our company in U.S. District Court for the Eastern District of Wisconsin on August 10, 2011. The action arises out of our role in investments made by five Southeastern Wisconsin school districts (the "school districts") in transactions involving collateralized debt obligations ("CDOs"). These transactions are described in more detail below in connection with the civil lawsuit filed by the school districts. The SEC has asserted claims under Section 15c(1)(A), Section 10b, and Rule 10b-5 of the Exchange Act and Sections 17a(1), 17a(2), and 17a(3) of the Securities Act. The claims are based upon both alleged misrepresentations and omissions in connection with the sale of the CDOs to the school districts, as well as the allegedly unsuitable nature of the CDOs. On October 31, 2011, we filed a motion to dismiss the action for failure to state a claim. The District Court granted in part and denied in part our motion to dismiss, and as a result, the SEC has amended its complaint. We believe, based upon currently available information and review with outside counsel, that we have meritorious defenses to the SEC's lawsuit and intend to vigorously defend the SEC's claims.

We were named in a civil lawsuit filed in the Circuit Court of Milwaukee, Wisconsin (the "Wisconsin State Court") on September 29, 2008. The lawsuit was filed against our company, Stifel Nicolaus, as well as Royal Bank of Canada Europe Ltd. ("RBC"), and certain other RBC entities (collectively the "RBC entities") by the school districts and the individual trustees for other post-employment benefit ("OPEB") trusts established by those school districts (collectively the "Plaintiffs"). This lawsuit relates to the same transactions that are the subject of the SEC action noted above. As we previously disclosed, we entered into a settlement of the Plaintiffs' lawsuit against our company in March 2012. The settlement provides the potential for the Plaintiffs to obtain significant additional damages from the RBC entities. The school districts are continuing their lawsuit against RBC, and we are pursuing claims against the RBC entities to recover payments we have made to the school districts and for amounts owed to the OPEB trusts. Subsequent to the settlement, RBC asserted claims against the school districts and our company for fraud, negligent misrepresentation, strict liability misrepresentation, and information negligently provided for the guidance of others based upon our role in connection with the school districts' purchase of the CDOs. RBC has also asserted claims against our company for civil conspiracy and conspiracy to injure in business based upon our company's settlement with the school districts and pursuit of claims against the RBC entities. We believe we have meritorious legal and factual defenses to the claims asserted by RBC, and we intend to vigorously defend those claims.

TWP LLC FINRA Matter

On April 28, 2010, FINRA commenced an administrative proceeding against TWP involving a transaction undertaken by a former employee in which approximately $15.7 million of ARS were sold from a TWPG account to the accounts of three customers. FINRA alleged that TWP violated various NASD and FINRA rules, as well as Section 10(b) of the Securities Exchange Act and Rule 10b-5. TWP's answer denied the substantive allegations and asserted various affirmative defenses. TWP repurchased the ARS at issue from the customers at par. FINRA sought fines and other relief against TWP and the former employee.

On November 8, 2011, the FINRA hearing panel fined TWP $0.2 million for not having adequate supervisory procedures governing principal transactions in violation of NASD rules and ordered TWP to pay certain administrative fees and costs. The FINRA hearing panel dismissed all other charges against TWP and the former employee. On February 15, 2013, the National Adjudicatory Council dismissed FINRA's appeal, which affirmed the hearing panel's decision as the final decision of FINRA.

EDC Bond Issuance Matter

On January 16, 2012, our company and Stifel Nicolaus were named as defendants in a suit filed in Wisconsin state court with respect to Stifel Nicolaus' role as initial purchaser in a $50.0 million bond offering under Rule 144A in January 2008. The bonds were issued by the Lake of the Torches Economic Development Corporation ("EDC") in connection with certain new financing for the construction of a proposed new casino, as well as refinancing of indebtedness involving Lac Du Flambeau Band of Lake Superior Chippewa Indians (the "Tribe"), who are also defendants in the action, together with Godfrey & Kahn, S.C. ("G&K") who served as both issuer's counsel and bond counsel in the transaction. In an action in federal court in Wisconsin related to the transaction, EDC was successful in its assertion that the bond indenture was void as an unapproved "management contract" under National Indian Gaming Commission regulations, and that accordingly the Tribe's waiver of sovereign immunity contained in the indenture was void. After a remand from the Seventh Circuit Court of Appeals, a new federal action continues regarding the validity of the bond documents other than the bond indenture, and our company and Stifel Nicolaus are defendants in this new federal action.

Saybrook Tax Exempt Investors LLC, a qualified institutional buyer and the sole bondholder through its special purpose vehicle LDF Acquisition LLC (collectively, "Saybrook"), and Wells Fargo Bank, NA ("Wells Fargo"), indenture trustee for the bonds (collectively, "plaintiffs"), also brought a Wisconsin state court suit against EDC, our company, and G&K, based on alleged misrepresentations about the enforceability of the indenture and the bonds and the waiver of sovereign immunity. The parties have agreed to stay the state court action until the federal court rules on whether it has jurisdiction over the new federal action. Saybrook is the plaintiff in the new federal action and in the state court action. The plaintiffs allege that G&K represented in various legal opinions issued in the transaction, as well as in other documents associated with the transaction, that (i) the bonds and indenture were legally enforceable obligations of EDC and (ii) EDC's waivers of sovereign immunity were valid. The claims asserted against us are for breaches of implied warranties of validity and title, securities fraud and statutory misrepresentation under Wisconsin state law, intentional and negligent misrepresentations relating to the validity of the bond documents, and the Tribe's waiver of its sovereign immunity. To the extent EDC does not fully perform its obligations to Saybrook pursuant to the bonds, the plaintiffs seek a judgment for rescission, restitutionary damages, including the amounts paid by the plaintiffs for the bonds, and costs; alternatively, the plaintiffs seek to recover damages, costs, and attorneys' fees from us. On May 2, 2012, we filed a motion to dismiss all of the claims alleged against our company and Stifel Nicolaus in the new federal court action. The case is currently stayed while the federal court considers whether it has jurisdiction over the lawsuit. If the federal court determines it does not have jurisdiction, the action will continue in Wisconsin state court. While there can be no assurance that we will be successful, we believe we have meritorious legal and factual defenses to the matter, and we intend to vigorously defend the claims.

Lac Courte Orielles Tribal Lawsuit

On December 13, 2012, the Lac Courte Oreilles Band of Lake Superior Chippewa Indians of Wisconsin (the "Tribe") filed a civil lawsuit against Stifel Nicolaus in the Tribe's Tribal Court (the "Tribal Lawsuit"). In December 2006, the Tribe issued two series of taxable municipal bonds as a means of raising revenue to fund various projects (the "2006 Bond Transaction"), including the refinancing of two series of bonds the Tribe issued in 2003. The Complaint alleges that we undertook to advise the Tribe regarding its financing options in 2006 but failed to disclose certain information before the 2006 Bond Transaction. On February 19, 2013, we filed a declaratory judgment action seeking to establish jurisdiction of the Tribal Lawsuit in the United States District Court for the Western District of Wisconsin. On February 20, 2013, we filed a motion to dismiss the Tribal Lawsuit, challenging the jurisdiction of the Tribal Court. We believe, based upon currently available information and review with outside counsel, that we have meritorious defenses to the Tribe's claims and intend to vigorously defend the allegations.

NOTE 20 – Regulatory Capital Requirements

We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to our company from its subsidiaries. Distributions from our broker-dealer subsidiaries are subject to net capital rules. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. Stifel Nicolaus has chosen to calculate its net capital under the alternative method, which prescribes that their net capital shall not be less than the greater of $1.0 million or two percent of aggregate debit balances (primarily receivables from customers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3). CSA calculates its net capital under the aggregate indebtedness method, whereby its aggregate indebtedness may not be greater than fifteen times its net capital (as defined).

At December 31, 2012, Stifel Nicolaus had net capital of $411.2 million, which was 77.8% of aggregate debit items and $400.7 million in excess of its minimum required net capital. At December 31, 2012, CSA's net capital exceeded the minimum net capital required under the SEC rule.

Our international subsidiary, SNEL, is subject to the regulatory supervision and requirements of the Financial Services Authority ("FSA") in the United Kingdom. At December 31, 2012, SNEL's capital and reserves were in excess of the financial resources requirement under the rules of the FSA.

Our Canadian subsidiary, SN Canada, is subject to the regulatory supervision and requirements of the Investment Industry Regulatory Organization of Canada ("IIROC"). At December 31, 2012, SN Canada's net capital and reserves were in excess of the financial resources requirement under the rules of the IIROC.

Our company, as a bank holding company, and Stifel Bank are subject to various regulatory capital requirements administered by the Federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our company's and Stifel Bank's financial results. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, our company and Stifel Bank must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our company's and Stifel Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require our company, as a bank holding company, and Stifel Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital to average assets (as defined). To be categorized as "well capitalized," our company and Stifel Bank must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the tables below *(in thousands, except ratios).*

Stifel Financial Corp. – Federal Reserve Capital Amounts
December 31, 2012

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
Total capital to risk-weighted assets	$1,073,676	27.0%	$317,804	8.0%	$397,255	10.0%
Tier 1 capital to risk-weighted assets	1,065,531	26.8	158,902	4.0	238,353	6.0
Tier 1 capital to adjusted average total assets	1,065,531	17.7	241,210	4.0	301,513	5.0

Stifel Bank – Federal Reserve Capital Amounts
December 31, 2012

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
Total capital to risk-weighted assets	$256,352	12.0%	$171,471	8.0%	$214,339	10.0%
Tier 1 capital to risk-weighted assets	248,207	11.6	85,736	4.0	128,603	6.0
Tier 1 capital to adjusted average total assets	248,207	7.3	136,257	4.0	170,322	5.0

NOTE 21 – Employee Incentive, Deferred Compensation, and Retirement Plans

We maintain several incentive stock award plans that provide for the granting of stock options, stock appreciation rights, restricted stock, performance awards, and stock units to our employees. We are permitted to issue new shares under all stock award plans approved by shareholders or to reissue our treasury shares. Awards under our company's incentive stock award plans are granted at market value at the date of grant. The awards generally vest ratably over a three- to eight-year vesting period. Options expire ten years from the date of grant.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors ("Compensation Committee"), which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award. According to these plans, we are authorized to grant an additional 7.7 million shares at December 31, 2012.

Stock-based compensation expense included in compensation and benefits expense in the consolidated statements of operations for our company's incentive stock award plans was $51.4 million, $29.5 million, and $203.8 million for the years ended December 31, 2012, 2011, and 2010, respectively. The tax benefit related to stock-based compensation recognized in shareholders' equity was $16.7 million, $24.9 million, and $17.5 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Modification of Deferred Compensation Plan

On August 3, 2010, the Compensation Committee approved the modification of the existing Stifel Nicolaus Wealth Accumulation Plan (the "SWAP Plan") to align the requirements for vesting with that of the TWPG deferred compensation plan, whereby forfeiture would not result from an event of termination, except termination for cause, provided that the employee does not compete with our company or violate non-solicitation provisions during the remaining term of the award. This action accelerated the non-cash compensation expense associated with all outstanding deferred compensation awards as of August 9, 2010, resulting in a charge of $179.5 million (pre-tax), which is included in compensation and benefits expense in the consolidated statements of operations.

Under the provisions of the modified SWAP Plan, future deferred compensation awards to employees will continue to be subject to continued service and employment requirements with the grant date fair value of the awards amortized as compensation expense over the required service period, which is typically three to eight years; however, participants who wish to leave our company and whose awards have not met the service requirements for vesting at that time may seek the approval of the SWAP Plan's administrative committee to receive those awards. Upon receipt of approval, the employee's awards will continue to vest over the remaining service period of the award provided that the employee executes a non-compete, non-solicitation agreement, which will be effective over the remaining term of the award. The removal of the service requirement by the administrative committee will result in a non-cash compensation charge for the unvested portion at the time of the approval.

Stock Options

We have substantially eliminated the use of stock options as a form of compensation. During the year ended December 31, 2012, no options were granted.

A summary of option activity under the plans as of December 31, 2012, and changes during the year then ended is presented below *(in thousands, except exercise price and contractual terms)*:

	Options	*Weighted-Average Exercise Price*	*Weighted-Average Remaining Contractual Term*	*Aggregate Intrinsic Value*
Outstanding December 31, 2011	**983**	**$ 9.38**		
Granted	—	—		
Exercised	(727)	5.74		
Forfeited	—	—		
Expired	(7)	11.60		
Outstanding December 31, 2012	**249**	**$19.95**	**2.78**	**$4,126**

At December 31, 2012, all outstanding options were exercisable. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011, and 2010 was $19.2 million, $3.7 million, and $13.9 million, respectively. At December 31, 2011, all outstanding options were exercisable. The fair value of options vested during the years ended December 31, 2011 and 2010 was $0.7 million and $2.9 million, respectively. Cash proceeds from the exercise of stock options were $4.2 million, $1.4 million, and $2.0 million for the years ended December 31, 2012, 2011, and 2010, respectively. Tax benefits realized from the exercise of stock options for the years ended December 31, 2012, 2011, and 2010 were $7.5 million, $1.4 million, and $5.7 million, respectively.

Stock Units

A stock unit represents the right to receive a share of common stock from our company at a designated time in the future without cash payment by the employee and is issued in lieu of cash incentive, principally for deferred compensation and employee retention plans. The restricted stock units vest on an annual basis over the next three to eight years and are distributable, if vested, at future specified dates. At December 31, 2012, the total number of stock units outstanding was 15.5 million, of which 6.6 million were unvested.

A summary of unvested stock unit activity under the plans as of December 31, 2012, and changes during the year then ended is presented below *(in thousands, except weighted-average fair value)*:

	Stock Units	*Weighted-Average Grant Date Fair Value*
Unvested December 31, 2011	**3,764**	**$39.12**
Granted	4,300	34.01
Vested	(1,490)	32.95
Cancelled	(23)	40.59
Unvested December 31, 2012	**6,551**	**$36.62**

At December 31, 2012, there was unrecognized compensation cost for stock units of $209.4 million, which is expected to be recognized over a weighted-average period of 3.2 years.

Deferred Compensation Plans

The Stifel Nicolaus Wealth Accumulation Plan (the "SWAP Plan") is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into company stock units with a 25% matching contribution by our company. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to seven-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested. As of December 31, 2012, there were 15.3 million units outstanding under the SWAP Plan.

Additionally, the SWAP Plan allows Stifel Nicolaus' financial advisors who achieve certain levels of production the option to defer a certain percentage of their gross commissions. As stipulated by the SWAP Plan, the financial advisors have the option to: 1) defer 4% of their gross commissions into company stock units with a 25% matching contribution or 2) defer up to 2% in mutual funds, which earn a return based on the performance of index mutual funds as designated by our company or a fixed income option. The mutual fund deferral option does not include a company match. Financial advisors may elect to defer an additional 1% of gross commissions into company stock units with a 25% matching contribution. Financial advisors have no ownership in the mutual funds. Included in the investments in the consolidated statements of financial condition are investments in mutual funds of $18.0 million and $34.0 million at December 31, 2012 and 2011, respectively, that were purchased by our company to economically hedge, on an after-tax basis, its liability to the financial advisors who choose to base the performance of their return on the index mutual fund option. At December 31, 2012 and 2011, the deferred compensation liability related to the mutual fund option of $16.6 million and $24.5 million, respectively, is included in accrued compensation in the consolidated statements of financial condition.

In addition, certain financial advisors, upon joining our company, may receive company stock units in lieu of transition cash payments. Deferred compensation related to these awards generally vests over a five- to eight-year period. Deferred compensation costs are amortized on a straight-line basis over the deferral period.

Employee Stock Ownership Plans

We have an internally leveraged employee stock ownership plan ("ESOP") in which qualified employees of our company, as defined in the ESOP, participate. We make annual contributions to the ESOP in an amount determined by the Compensation Committee on behalf of all eligible employees based upon the relationship of individual compensation to total compensation.

The ESOP shares were initially pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active participants. The remaining collateral shares are reported as a reduction to paid-in capital in equity. As shares are committed to be released, we report compensation expense equal to the current market value of the shares.

Compensation expense of $1.7 million, $1.7 million, and $1.7 million relating to the ESOP was recorded for the years ended December 31, 2012, 2011, and 2010, respectively. The ESOP trust owned 732,106 and 722,233 shares of common stock at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, there were 24,405 and 73,215 shares held as collateral with a fair value of $0.8 million and $2.3 million, respectively.

Retirement Plans

Eligible employees of our company who have met certain service requirements may participate in the Stifel Nicolaus Profit Sharing 401(k) Plan (the "Profit Sharing Plan"). We may match certain employee contributions or make additional contributions to the Profit Sharing Plan at our discretion. Our contributions to the Profit Sharing Plan were $3.7 million, $3.6 million, and $3.3 million for the years ended December 31, 2012, 2011, and 2010, respectively.

NOTE 22 – Off-Balance Sheet Credit Risk

In the normal course of business, we execute, settle, and finance customer and proprietary securities transactions. These activities expose our company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions generally settle within three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, we may be required to purchase or sell securities at unfavorable market prices.

We borrow and lend securities to facilitate the settlement process and finance transactions, utilizing customer margin securities held as collateral. We monitor the adequacy of collateral levels on a daily basis. We periodically borrow from banks on a collateralized basis, utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, we are subject to the risk of acquiring the securities at prevailing market prices in order to satisfy our customer obligations. We control our exposure to credit risk by continually monitoring our counterparties' positions, and where deemed necessary, we may require a deposit of additional collateral and/or a reduction or diversification of positions. Our company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. We are exposed to risk of loss if securities prices increase prior to closing the transactions. We control our exposure to price risk from short sales through daily review and setting position and trading limits.

We manage our risks associated with the aforementioned transactions through position and credit limits and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2012 and 2011, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $965.8 million and $1.0 billion, respectively, and the fair value of the collateral that had been sold or repledged was $140.3 million and $80.2 million, respectively.

We enter into interest rate derivative contracts to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are principally used to manage differences in the amount, timing, and duration of our known or expected cash payments related to certain variable-rate affiliated deposits. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments. Our interest rate hedging strategies may not work in all market environments and, as a result, may not be effective in mitigating interest rate risk.

Derivatives' notional contract amounts are not reflected as assets or liabilities in the consolidated statements of financial condition. Rather, the market, or fair value, of the derivative transactions are reported in the consolidated statements of financial condition as other assets or accounts payable and accrued expenses, as applicable.

For a complete discussion of our activities related to derivative instruments, see Note 15 in the notes to our consolidated financial statements.

In the ordinary course of business, Stifel Bank has commitments to originate loans, standby letters of credit, and lines of credit. Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established by the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash commitments. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if necessary, is based on the credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate.

At December 31, 2012 and 2011, Stifel Bank had outstanding commitments to originate loans aggregating $241.5 million and $141.0 million, respectively. The commitments extended over varying periods of time, with all commitments at December 31, 2012, scheduled to be disbursed in the following three months.

Through Stifel Bank, in the normal course of business, we originate residential mortgage loans and sell them to investors. We may be required to repurchase mortgage loans that have been sold to investors in the event there are breaches of certain representations and warranties contained within the sales agreements. We may be required to repurchase mortgage loans that were sold to investors in the event that there was inadequate underwriting or fraud, or in the event that the loans become delinquent shortly after they are originated. We also may be required to indemnify certain purchasers and others against losses they incur in the event of breaches of representations and warranties and in various other circumstances, and the amount of such losses could exceed the repurchase amount of the related loans. Consequently, we may be exposed to credit risk associated with sold loans.

Standby letters of credit are irrevocable conditional commitments issued by Stifel Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should Stifel Bank be obligated to perform under the standby letters of credit, it may seek recourse from the customer for reimbursement of amounts paid. At December 31, 2012 and 2011, Stifel Bank had outstanding letters of credit totaling $10.5 million and $9.2 million, respectively. One of the standby letters of credit has an expiration of December 16, 2013. All of the remaining standby letters of credit commitments at December 31, 2012, have expiration terms that are less than one year.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Stifel Bank uses the same credit policies in granting lines of credit as it does for on-balance sheet instruments. At December 31, 2012 and 2011, Stifel Bank had granted unused lines of credit to commercial and consumer borrowers aggregating $220.1 million and $102.4 million, respectively.

NOTE 23 – Income Taxes

The provision for income taxes/(benefit) consists of the following *(in thousands)*:

	Years Ended December 31,		
	2012	2011	2010
Current taxes:			
Federal	$ 32,111	$20,847	$ 35,998
State	9,199	6,416	9,647
Foreign	121	(127)	(19)
	41,431	27,136	45,626
Deferred taxes:			
Federal	35,072	20,262	(36,965)
State	8,498	5,958	(11,821)
Foreign	2,298	1,118	1,024
	45,868	27,338	(47,762)
Provision for income taxes/(benefit)	$ 87,299	$54,474	$ (2,136)

Reconciliation of the statutory federal income tax rate with our company's effective income tax rate is as follows:

	Years Ended December 31,		
	2012	2011	2010
Statutory rate	$79,055	$48,512	$ (80)
State income taxes, net of federal income tax benefit	11,766	7,288	(845)
Change in valuation allowance	3,760	(4,180)	(767)
Revaluation of deferred taxes	(8,788)	1,685	—
Other, net	1,506	1,169	(444)
	$87,299	$54,474	$ (2,136)

Tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities *(in thousands)*:

	December 31, 2012	December 31, 2011
Deferred tax assets:		
Deferred compensation	$116,770	$128,515
Accrued expenses	32,555	26,359
Net operating loss carryforwards	29,061	28,432
Depreciation	5,472	—
Receivable reserves	3,956	2,488
Investment and jobs creation credit	2,057	2,081
Unrealized loss on investments	—	11,396
Other	164	513
Total deferred tax assets	190,035	199,784
Valuation allowance	(5,608)	(2,231)
	184,427	197,553
Deferred tax liabilities:		
Change in accounting method	(32,806)	—
Goodwill and other intangibles	(15,605)	(14,249)
Unrealized gain on investments	(7,175)	—
Prepaid expenses	(4,265)	(2,382)
Depreciation	—	(3,119)
	(59,851)	(19,750)
Net deferred tax asset	$124,576	$177,803

Our net deferred tax asset at December 31, 2012, includes net operating loss and tax credit carryforwards of $107.0 million and $2.1 million, respectively, that expire between 2013 and 2027. A valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The valuation allowance was increased by $3.4 million to adjust the tax benefit of certain state and foreign net operating loss carryforwards to the amount that we have determined is more likely than not to be realized. We believe the realization of the remaining net deferred tax asset of $124.6 million is more likely than not based on the ability to carry back losses against prior year taxable income and expectations of future taxable income.

The current tax payable, included in accounts payable and accrued expenses, is $11.9 million as of December 31, 2012. As of December 31, 2011, our current tax receivable was $10.0 million and included in other assets.

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of our foreign subsidiaries that are considered indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested profits is not feasible. If management's intentions or U.S. tax laws change in the future, there may be a significant impact on the provision for income taxes to record a change in the tax liability in the period the change occurs.

Uncertain Tax Positions

As of December 31, 2012 and 2011, we had $1.8 million and $3.1 million, respectively, of gross unrecognized tax benefits, all of which, if recognized, would impact the effective tax rate. We recognize interest and penalties related to uncertain tax positions in provision for income taxes/(benefits) in the consolidated statements of operations. As of December 31, 2012 and 2011, we had accrued interest and penalties of $1.0 million and $1.0 million, respectively, before benefit of federal tax deduction, included in accounts payable and accrued expenses on our consolidated statements of financial condition. The amount of interest and penalties recognized on our consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010 was not significant.

The following table summarizes the activity related to our company's unrecognized tax benefits from January 1, 2010 to December 31, 2012 *(in thousands)*:

	December 31, 2012	*December 31, 2011*	*December 31, 2010*
Beginning balance	$ 3,091	$ 3,138	$ 2,046
Increase related to prior year tax positions	440	21	1,907
Decrease related to prior year tax positions	(881)	(1,075)	(586)
Increase related to current year tax positions	—	1,260	35
Decreases related to settlements with taxing authorities	(900)	(253)	—
Decreases related to lapsing of statute of limitations	—	—	(264)
Ending balance	$ 1,750	$ 3,091	$ 3,138

We file income tax returns with the U.S. federal jurisdiction, various states, and certain foreign jurisdictions. We are not subject to U.S. federal, certain state and local, or non-U.S. income tax examination by tax authorities for taxable years before 2007. Certain state returns are not subject to examination by tax authorities for taxable years before 2002.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations, but we do not expect this change to be material to the consolidated financial statements.

NOTE 24 – Segment Reporting

We currently operate through the following three business segments: Global Wealth Management, Institutional Group, and various corporate activities combined in the Other segment.

Our Global Wealth Management segment consists of two businesses, the Private Client Group and Stifel Bank. The Private Client Group includes branch offices and independent contractor offices of our broker-dealer subsidiaries located throughout the United States, primarily in the Midwest and Mid-Atlantic regions with a growing presence in the Northeast, Southeast, and Western United States. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, as well as offering banking products to their clients through Stifel Bank. Stifel Bank segment provides residential, consumer, and commercial lending, as well as FDIC-insured deposit accounts to customers of our broker-dealer subsidiaries and to the general public.

The Institutional Group segment includes institutional sales and trading. It provides securities brokerage, trading, and research services to institutions, with an emphasis on the sale of equity and fixed income products. This segment also includes the management of and participation in underwritings for both corporate and public finance (exclusive of sales credits generated through the private client group, which are included in the Global Wealth Management segment), merger and acquisition, and financial advisory services.

The Other segment includes certain corporate activities of our company.

Information concerning operations in these segments of business for the years ended December 31, 2012, 2011, and 2010 is as follows *(in thousands)*:

	Years Ended December 31,		
	2012	*2011*	*2010*
Net revenues: [1]			
Global Wealth Management	$ 995,189	$ 908,158	$ 843,269
Institutional Group	618,536	507,397	541,839
Other	(1,075)	1,007	(3,082)
	$ 1,612,650	$ 1,416,562	$ 1,382,026
Income /(loss) before income taxes:			
Global Wealth Management	$ 268,183	$ 235,382	$ 194,023
Institutional Group	96,167	63,269	129,535
Other	(138,478)	(160,043)	(323,787)
	$ 225,872	$ 138,608	$ (229)

[1] No individual client accounted for more than 10 percent of total net revenues for the years ended December 31, 2012, 2011, or 2010.

The following table presents our company's total assets on a segment basis at December 31, 2012 and 2011 *(in thousands)*:

	December 31, 2012	*December 31, 2011*
Global Wealth Management	$5,116,487	$3,637,069
Institutional Group	1,447,484	1,028,948
Other	402,169	285,883
	$6,966,140	$4,951,900

We have operations in the United States, Canada, United Kingdom, and Europe. Our company's foreign operations are conducted through its wholly owned subsidiaries, SNEL and SN Canada. Substantially all long-lived assets are located in the United States.

Revenues, classified by the major geographic areas in which they are earned for the years ended December 31, 2012, 2011, and 2010, were as follows *(in thousands)*:

	Year Ended December 31,		
	2012	*2011*	*2010*
Net revenues:			
United States	**$ 1,571,051**	$1,361,899	$1,340,727
Canada	**18,813**	23,422	10,739
United Kingdom	**13,503**	21,945	20,479
Other European	**9,283**	9,296	10,081
	$ 1,612,650	$1,416,562	$1,382,026

NOTE 25 – Earnings Per Share ("EPS")

Basic EPS is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share include dilutive stock options and stock units under the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2012, 2011, and 2010 *(in thousands, except per share data)*:

	Year Ended December 31,		
	2012	*2011*	*2010*
Net income	**$138,573**	$ 84,134	$ 1,907
Shares for basic and diluted calculation:			
Average shares used in basic computation	**53,563**	52,418	48,723
Dilutive effect of stock options and units[1]	**9,374**	10,640	8,949
Average shares used in diluted computation	**62,937**	63,058	57,672
Net income per share:			
Basic	**$ 2.59**	$ 1.61	$ 0.04
Diluted[1]	**$ 2.20**	$ 1.33	$ 0.03

[1] Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Diluted earnings per share include stock options and units.

For the years ended December 31, 2012, 2011, and 2010, the anti-dilutive effect from restricted stock units was immaterial.

NOTE 26 – Shareholders' Equity

Share Repurchase Program

We have an ongoing authorization from the Board of Directors to repurchase our common stock in the open market or in negotiated transactions. At December 31, 2012, the maximum number of shares that may yet be purchased under this plan was 4.0 million. The repurchase program has no expiration date. These purchases may be made on the open market or in privately negotiated transactions, depending upon market conditions and other factors. Repurchased shares may be used to meet obligations under our employee benefit plans and for general corporate purposes. During the years ended December 31, 2012, 2011, and 2010, we repurchased $11.4 million, $48.5 million, and $91.8 million, or 0.4 million, 1.7 million, and 3.0 million shares, respectively, using existing Board authorizations at an average price of $30.35, $28.12, and $31.02 per share, respectively, to meet obligations under our company's employee benefit plans and for general corporate purposes.

Issuance of Shares

During the years ended December 31, 2012, 2011, and 2010, we issued 2.3 million, 1.7 million, and 8.1 million shares, respectively, which included the reissuance of 2.1 million, 1.7 million, and 0.8 million shares from treasury, respectively. Share issuances during the year ended December 31, 2012, were primarily a result of the vesting and exercise transactions under our incentive stock award plans, the exercise of warrants that were issued as part of the Ryan Beck acquisition, and shares issued as part of the purchase consideration in our acquisition of Miller Buckfire. Share issuances during the year ended December 31, 2011, were primarily a result of the vesting and exercise transactions under our incentive stock award plans and the acquisition of Stone & Youngberg. Share issuances during the year ended December 31, 2010, were primarily for the purchase of TWPG, the exercise of warrants that were issued as part of the Ryan Beck acquisition, and for vesting and exercise transactions under our incentive stock award plans. See Note 3 in the notes to our consolidated financial statements for additional information regarding our acquisitions.

We issued 0.2 million new shares during the year ended December 31, 2012. There were no new shares issued during the year ended December 31, 2011. We issued 1.0 million new shares during the year ended December 31, 2010.

As partial consideration of the purchase price of Ryan Beck, we issued shares of common stock and five-year immediately exercisable warrants to purchase up to 1.13 million shares of our common stock at an exercise price of $16.00 per share. There were no warrants outstanding at December 31, 2012. At December 31, 2011, there were 34,328 warrants outstanding to purchase shares of our common stock at an exercise price of $16.00.

On October 1, 2011, we acquired Stone & Youngberg. As part of the purchase consideration, at the close of the acquisition, we issued 0.2 million shares of our common stock. The shares were issued from treasury.

On December 20, 2012, we acquired Miller Buckfire. As part of the purchase consideration, at the close of the acquisition, we issued 0.1 million shares of our common stock.

NOTE 27 – Variable Interest Entities

The determination as to whether an entity is a VIE is based on the structure and nature of the entity. We also consider other characteristics, such as the ability to influence the decision-making relative to the entity's activities and how the entity is financed. The determination as to whether we must consolidate a VIE is based on whether we are the primary beneficiary for certain entities. The primary beneficiary determination is based on a qualitative analysis of the VIE's expected losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb variability, related party relationships, and the design of the VIE. For other entities, the determination as to whether we must consolidate the VIE is based on an analysis of the power to direct the activities of the VIE as well as the obligation to absorb losses or benefits that could potentially be significant to the entity. Where qualitative analyses are not conclusive, we perform a quantitative analysis. Our company's involvement with VIEs is limited to entities used as investment vehicles and private equity funds, the establishment of Stifel Financial Capital Trusts, and our issuance of a convertible promissory note.

We have formed several non-consolidated investment funds with third-party investors that are typically organized as limited liability companies ("LLCs") or limited partnerships. These partnerships and LLCs have assets of approximately $241.8 million at December 31, 2012. For those funds where we act as the general partner, our company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreements. We have generally provided the third-party investors with rights to terminate the funds or to remove us as the general partner. Management fee revenue earned by our company was insignificant during the years ended December 31, 2012, 2011, and 2010. In addition, our direct investment interest in these entities is insignificant at December 31, 2012 and 2011.

Thomas Weisel Capital Management LLC, a subsidiary of our company, acts as the general partner of a series of investment funds in venture capital and fund of funds and manages investment funds that are active buyers of secondary interests in private equity funds, as well as portfolios of direct interests in venture-backed companies. These partnerships have combined assets of approximately $246.8 million at December 31, 2012. We hold variable interests in these funds as a result of our company's rights to receive management fees. Our company's investment in and additional capital commitments to the private equity funds are also considered variable interests. The additional capital commitments are subject to call at a later date and are limited in amount. Our exposure to loss is limited to our investments in, advances and commitments to, and receivables due from these funds, and that exposure is $1.4 million at December 31, 2012. Management fee revenue earned by our company was insignificant during the years ended December 31, 2012, 2011, and 2010.

For the entities noted above that were determined to be VIEs, we have concluded that we are not the primary beneficiary and, therefore, we are not required to consolidate these entities. Additionally, for certain other entities we reviewed other relevant accounting guidance, which states the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either: (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause, or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. If the criteria are not met, the consolidation of the partnership or limited liability company is required. Based on our evaluation of these entities, we determined that these entities do not require consolidation.

Debenture to Stifel Financial Capital Trusts

We have completed private placements of cumulative trust preferred securities through Stifel Financial Capital Trust II, Stifel Financial Capital Trust III, and Stifel Financial Capital Trust IV (collectively, the "Trusts"). The Trusts are non-consolidated wholly owned business trust subsidiaries of our company and were established for the limited purpose of issuing trust securities to third parties and lending the proceeds to our company.

The trust preferred securities represent an indirect interest in junior subordinated debentures purchased from our company by the Trusts, and we effectively provide for the full and unconditional guarantee of the securities issued by the Trusts. We make timely payments of interest to the Trusts as required by contractual obligations, which are sufficient to cover payments due on the securities issued by the Trusts, and believe that it is unlikely that any circumstances would occur that would make it necessary for our company to make payments related to these Trusts other than those required under the terms of the debenture agreements and the trust preferred securities agreements. The Trusts were determined to be VIEs because the holders of the equity investment at risk do not have adequate decision-making ability over the Trust's activities. Our investment in the Trusts is not a variable interest, because equity interests are variable interests only to the extent that the investment is considered to be at risk. Because our investment was funded by the Trusts, it is not considered to be at risk.

Interest in FSI Group, LLC ("FSI")

We have provided financing of $18.0 million in the form of a convertible promissory note to FSI, a limited liability company specializing in investing in banks, thrifts, insurance companies, and other financial services firms. The note is convertible at our election into a 49.9% interest in FSI at any time after the third anniversary or during the defined conversion period. The convertible promissory note has a minimum coupon rate equal to 10% per annum plus additional interest related to certain defined cash flows of the business, not to exceed 18% per annum. As we do not hold the power to direct the activities of FSI nor to absorb a majority of the expected losses, or receive a majority of the expected benefits, it was determined that we are not required to consolidate this entity.

Our company's exposure to loss is limited to the carrying value of the note with FSI at December 31, 2012, of $18.0 million, which is included in other assets in the consolidated statements of financial condition. Our company had no liabilities related to this entity at December 31, 2012. We have the discretion to make additional capital contributions. We have not provided financial or other support to FSI that we were not previously contractually required to provide as of December 31, 2012. Our company's involvement with FSI has not had a material effect on our consolidated financial position, operations, or cash flows.

NOTE 28 – Subsequent Events

We evaluate subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the consolidated financial statements; however, we identified the following non-recognized subsequent event:

Acquisition of KBW, Inc.

On November 5, 2012, Stifel Financial Corp. and KBW, Inc. ("KBW") entered into a merger agreement for our company to acquire 100% of the outstanding shares of KBW common stock. Under the terms of the merger agreement, each share of common stock, including certain restricted stock, of KBW issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive a combination of (i) cash consideration of $8.00 ($10.00 less the extraordinary dividend amount of $2.00) and (ii) stock consideration of 0.2143 a share of our common stock.

The merger closed on February 15, 2013. In conjunction with the close of the merger, we issued 6.7 million shares of common stock to holders of KBW common stock, issued 2.2 million restricted awards to KBW employees, and paid $253.0 million in cash.

The preliminary excess purchase price over net assets acquired is as follows *(in thousands)*:

Cash paid to KBW shareholders	$ 253,039
Common stock issued to KBW shareholders	262,653
Fair value of outstanding KBW restricted awards exchanged for Stifel restricted awards	51,732
Purchase price to be allocated	567,424
Net assets acquired	305,275
Estimated excess purchase price over acquired net assets	$ 262,149

This acquisition is being accounted for under the acquisition method of accounting in accordance with Topic 805. Accordingly, the purchase price will be allocated to the acquired assets and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of purchase price over the net assets acquired will be allocated between goodwill and intangible assets. The allocation of the purchase price is preliminary and will be finalized upon completion of the analysis of the fair values of the net assets acquired and any potential identifiable intangible assets. Goodwill and identifiable intangibles will be allocated to the Institutional Group segment upon the completion of the purchase price allocation. The acquisition of KBW provides us with an opportunity to grow our business and become a market leader in the financial services sector.

Under Topic 805, merger-related transaction costs (such as advisory, legal, valuation, and other professional fees) are not included as components of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. During the year ended December 31, 2012, we incurred $1.4 million in transaction costs.

The following unaudited pro forma financial information presents the combined results of operations as if the merger had occurred on January 1, 2010. The pro forma financial information does not reflect the costs of any integration activities. The pro forma results include estimates and assumptions, which management believes are reasonable. The unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had KBW been combined with us as of the beginning of 2010.

(In thousands, except per share amounts, unaudited)	*2012*	*2011*	*2010*
Total net revenues	**$1,857,913**	$1,680,056	$1,806,779
Net income	**112,531**	52,468	28,535
Income per share:			
Basic	**1.86**	0.89	0.51
Diluted	**1.56**	0.73	0.43

NOTE 29 – Quarterly Financial Information (Unaudited) *(in thousands, except per share data)*

	First Quarter	*Second Quarter*	*Third Quarter*	*Fourth Quarter*
Year Ended December 31, 2012:				
Total revenues	$ 409,343	$ 384,264	$ 425,992	$ 426,434
Interest expense	9,010	9,857	5,912	8,604
Net revenues	400,333	374,407	420,080	417,830
Non-interest expense	341,079	330,533	358,403	356,763
Income before income taxes	59,254	43,874	61,677	61,067
Net income	34,773	26,136	37,710	39,954
Earnings per common share:				
Basic	$ 0.65	$ 0.49	$ 0.70	$ 0.74
Diluted	$ 0.55	$ 0.42	$ 0.60	$ 0.63

	First Quarter	*Second Quarter*	*Third Quarter*	*Fourth Quarter*
Year Ended December 31, 2011:				
Total revenues	$ 372,855	$ 365,240	$ 340,520	$ 363,294
Interest expense	6,242	6,383	6,306	6,416
Net revenues	366,613	358,857	334,214	356,878
Non-interest expense	315,929	354,982	295,191	311,852
Income before income taxes	50,684	3,875	39,023	45,026
Net income	31,398	3,416	22,304	27,016
Earnings per common share:				
Basic	$ 0.60	$ 0.06	$ 0.43	$ 0.52
Diluted	$ 0.50	$ 0.05	$ 0.35	$ 0.43

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by the management of Stifel Financial Corp., with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of our fiscal year ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Stifel Financial Corp., together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our company's internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of December 31, 2012, we conducted an assessment of the effectiveness of our company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we have determined that our company's internal control over financial reporting as of December 31, 2012, was effective.

Our internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of our company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company's assets that could have a material effect on our consolidated financial statements.

Our company's internal control over financial reporting as of December 31, 2012, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing on the following page, which expresses an unqualified opinion on the effectiveness of our company's internal control over financial reporting as of December 31, 2012.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Stifel Financial Corp.

We have audited Stifel Financial Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stifel Financial Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stifel Financial Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of financial condition of Stifel Financial Corp. as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated March 1, 2013, expressed an unqualified opinion thereon.


Ernst + Young LLP

Chicago, Illinois
March 1, 2013

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information regarding our Board of Directors and committees, our Corporate Governance, compliance with Section 16(a) of the Securities Exchange Act of 1934, and procedures by which stockholders may recommend nominees to our Board of Directors is contained in our Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

Information regarding the executive officers is contained in Part 1, Item 1, "Executive Officers of the Registrant," hereof. There is no family relationship between any of the directors or named executive officers.

Under Section 303A.12 (a) NYSE Listed Company Manual, the CEO certification was submitted to the NYSE after the 2011 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding compensation of certain executive officers and directors ("Executive Compensation"), as well as "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" is contained in our Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities authorized for issuance under equity compensation plans

The following table provides information as of December 31, 2012, with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	*Number of securities to be issued upon exercise of outstanding options and units*	*Weighted-average exercise price of outstanding options and units*	*Number of securities remaining available for future issuance under equity compensation plans*
Equity compensation plans approved by the shareholders	15,668,503	$30.75	7,700,474
Equity compensation plans not approved by the shareholders	54,936	—	—
	15,723,439	$30.65	7,700,474

On December 31, 2012, the total number of securities to be issued upon exercise of options and units consisted of 248,765 options and 15,474,674 units, for a total of 15,723,439 shares. The equity compensation plans approved by the stockholders contained 193,829 options and 15,474,674 units, for a total of 15,668,503 shares. The equity compensation plan not approved by the stockholders contained 54,936 options, for a total of 54,936 shares.

Equity compensation plans approved by stockholders

The total options granted as of December 31, 2012, for equity compensation plans approved by the stockholders consists of 166,982 shares subject to options granted under the 2001 Incentive Stock Plan, and 26,847 shares subject to options granted under the Equity Incentive Plan for Non-Employee Directors.

The total units granted as of December 31, 2012, for equity compensation plans approved by the stockholders consists of 14,920,668 shares that are subject to stock units granted under the 2001 Incentive Stock Plan, 376,167 under the 2007 Incentive Stock Plan, and 177,839 shares that are subject to stock units granted under the Equity Incentive Plan for Non-Employee Directors.

As of December 31, 2012, the remaining shares available for future grants or awards under equity compensation plans approved by the stockholders consist of 6,487,395 shares under the 2001 Incentive Stock Plan, 910,387 under the 2007 Incentive Stock Plan, and 302,692 shares under the Equity Incentive Plan for Non-Employee Directors, for a total of 7,700,474 shares.

Equity compensation plans not approved by stockholders

Equity compensation plans not approved by the stockholders as of December 31, 2012, include 54,936 shares that are subject to stock options granted to the former directors of TWPG in exchange for the options they held prior to the merger. There were no shares reserved for future grants or awards under this plan as of December 31, 2012.

Security ownership of certain beneficial owners

Information regarding security ownership of certain beneficial owners is contained in "Ownership of Certain Beneficial Owners," included in our Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

Security ownership of management

Information regarding security ownership of certain beneficial owners and management is contained in "Ownership of Directors, Nominees, and Executive Officers," included in our Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence is contained in "Certain Relationships and Related Transactions," and "Director Independence" included in our Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal accounting fees and services is contained in "Ratification of Appointment of Independent Registered Public Accounting Firm," included in our Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

PART IV

ITEM 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a) 1. **Financial Statements**

The following financial statements are included in Item 8, "Financial Statements and Supplementary Data," and incorporated by reference hereto:

2. **Financial Statement Schedules**

All schedules are omitted, since the required information is either not applicable, not deemed material, or is shown in the respective financial statements or in the notes thereto.

(b) **Exhibits**

A list of the exhibits to this Annual Report on Form 10-K is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

EXHIBIT INDEX

STIFEL FINANCIAL CORP.
ANNUAL REPORT ON FORM 10-K
YEAR ENDED DECEMBER 31, 2012

Exhibit No.		Description
2.	1	Agreement and Plan of Merger dated as of April 25, 2010, among Stifel Financial Corp., PTAS, Inc., and Thomas Weisel Partners Group, Inc., incorporated herein by reference to Exhibit 2.1 of Stifel Financial Corp.'s Registration Statement on Form S-4 Amendment No. 1 (File No. 333-166355) filed May 20, 2010.
	2	Form of Plan of Arrangement (including Exchangeable Share Provisions), incorporated herein by reference to Exhibit 2.1 of Stifel Financial Corp.'s Registration Statement on Form S-3 Amendment No. 1 (File No. 333-166355) filed July 2, 2010.
3.	1	Restated Certificate of Incorporation, as amended, filed with the Secretary of State of Delaware on June 3, 2009, incorporated herein by reference to Exhibit 4.1 to Stifel Financial Corp.'s Registration Statement on Form S-8 (Registration File No. 333-160523) filed on July 10, 2009.
	2	Stifel Financial Corp. Amended and Restated By-Laws, incorporated herein by reference to Exhibit 3. (b)(1) to Stifel Financial Corp.'s Annual Report on Form 10-K for fiscal year ended July 30, 1993.
	3	Certificate of Designations, Preferences, and Rights of the Special Voting Preferred Stock, incorporated herein by reference to Exhibit 3.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on July 1, 2010.
4.		Stifel Financial Corp. Registration Rights Agreement dated February 28, 2007, incorporated herein by reference to Stifel Financial Corp.'s Current Report on Form 8-K/A filed March 6, 2007.
10.	1	Form of Indemnification Agreement with directors dated as of June 30, 1987, incorporated herein by reference to Exhibit 10.2 to Stifel Financial Corp.'s Current Report on Form 8-K (date of earliest event reported – June 22, 1987) filed July 14, 1987.
	2	Stifel Financial Corp. Dividend Reinvestment and Stock Purchase Plan, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-3 (Registration File No. 33-53699) filed May 18, 1994.
	3(a)	Employment Letter with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10.(l) to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 1997.*
	3(b)	Employment Agreement with Richard Himelfarb dated September 6, 2005, incorporated herein by reference to Exhibit 10.(p) to Stifel Financial Corp.'s Annual Report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2005, filed on January 26, 2007.*
	3(c)	Employment Agreement with Thomas Mulroy dated September 7, 2005, incorporated herein by reference to Exhibit 10.(q) to Stifel Financial Corp.'s Annual Report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2005, filed on January 26, 2007.*
	3(d)	Employment Agreement with Victor Nesi dated June 25, 2009.*
	4(a)	Stock Unit Agreement with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10.(j)(2) to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 1998.*
	4(b)	Stock Unit Agreement with James M. Zemlyak dated January 11, 2000, incorporated herein by reference to Exhibit 10.(s) to Stifel Financial Corp.'s Annual Report on Form 10-K / A Amendment No. 1 for the year ended December 31, 2001, filed on April 9, 2002.*
	5	Stifel Financial Corp. 1999 Executive Incentive Performance Plan, incorporated herein by reference to Annex B of Stifel Financial Corp.'s Proxy Statement for the 1999 Annual Meeting of Stockholders filed March 26, 1999.*
	6	Stifel Financial Corp. Equity Incentive Plan for Non-Employee Directors, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (Registration File No. 333-52694) filed December 22, 2000.*
	7	Stifel Financial Corp. Equity Incentive Plan for Non-Employee Directors, as restated and amended, incorporated by reference to Annex A of Stifel Financial Corp.'s Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders filed on April 29, 2008.*
	8	Stifel Nicolaus Profit Sharing 401(k) Plan, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (Registration File No. 333-60516) filed May 9, 2001.*
	9(a)	Stifel Financial Corp. 2001 Incentive Plan, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (Registration File No. 333-82328) filed February 7, 2002.*
	9(b)	Stifel Financial Corp. 2001 Incentive Plan Amendment No. 1, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (Registration File No. 333-105756) filed June 2, 2003.*
	9(c)	Stifel Financial Corp. 2001 Incentive Plan Amendment No. 2, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (Registration File No. 333-140662) filed February 13, 2007.*
	9(d)	Stifel Financial Corp. 2001 Incentive Stock Plan, as restated and amended, incorporated herein by reference to Annex B to the Stifel Financial Corp.'s Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders filed on April 29, 2008.*
	9(e)	Stifel Financial Corp. 2001 Incentive Stock Plan (2011 Restatement), as amended, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K (date of earliest event reported June 21, 2011) filed on June 22, 2011.*
	10	Stifel Financial Corp. 2003 Employee Stock Purchase Plan, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (Registration File No. 333-100414) filed October 8, 2002.*
	11	Stifel Financial Corp. 2010 Executive Incentive Plan, incorporated herein by reference to Appendix A to Stifel Financial Corp.'s Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders filed on February 26, 2010.*
	12(a)	Stifel, Nicolaus & Company, Incorporated Wealth Accumulation Plan, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (Registration File No. 333-60506) filed May 9, 2001.*
	12(b)	Stifel, Nicolaus & Company, Incorporated Wealth Accumulation Plan Amendment No. 1, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (Registration File No. 333-105759) filed June 2, 2003.*
	12(c)	First Amendment to Stifel, Nicolaus & Company, Incorporated Wealth Accumulation Plan 2010 Restated, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on August 9, 2010.*

	13(a)	Agreement and Plan of Merger, dated as of January 8, 2007, by and among Stifel Financial Corp., SF RB Merger Sub, Inc., BankAtlantic Bancorp, Inc., and Ryan Beck Holdings, Inc., incorporated herein by reference to Exhibit 2.1 to Stifel Financial Corp.'s Current Report on Form 8-K / A (date of earliest event reported – January 8, 2007) filed on January 12, 2007.
	13(b)	Amendment No.1 to Merger Agreement by and among Stifel Financial Corp. and BankAtlantic Bancorp, Inc., incorporated herein by reference to Exhibit 2.1 to Stifel Financial Corp.'s Current Report on Form 8-K (date of earliest event reported – August 14, 2008) filed on August 15, 2008.
	14(a)	Asset Purchase Agreement dated March 23, 2009, by and between Stifel, Nicolaus & Company, Incorporated and UBS Financial Services, Inc., incorporated herein by reference to Exhibit 2.1 to Stifel Financial Corp.'s Current Report on Form 8-K (date of earliest event reported – March 23, 2009) filed on March 23, 2009.
	14(b)	Amendment No. 1 to Asset Purchase Agreement, dated May 4, 2009, by and between Stifel, Nicolaus & Company, Incorporated and UBS Financial Services, Inc., incorporated herein by reference to Exhibit 2.1 to Stifel Financial Corp.'s Current Report on Form 8-K (date of earliest event reported May 4, 2009) filed on May 11, 2009.
	14(c)	Amendment No. 2 to Asset Purchase Agreement, dated June 1, 2009, by and between Stifel, Nicolaus & Company, Incorporated and UBS Financial Services, Inc., incorporated herein by reference to Exhibit 10 (aa) to Stifel Financial Corp.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, filed on November 9, 2009.
	14(d)	Amendment No. 3 to Asset Purchase Agreement, dated August 12, 2009, by and between Stifel, Nicolaus & Company, Incorporated and UBS Financial Services, Inc., incorporated herein by reference to Exhibit 2.1 to Stifel Financial Corp.'s Current Report on Form 8-K (date of earliest event reported August 12, 2009) filed on August 18, 2009.
	14(e)	Amendment No. 4 to Asset Purchase Agreement, dated September 11, 2009, by and between Stifel, Nicolaus & Company, Incorporated and UBS Financial Services, Inc. incorporated herein by reference to Exhibit 10 (cc) to Stifel Financial Corp.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, filed on November 9, 2009.
11.		Computation of Per Share Earnings is set forth in Note 26 of Notes to Consolidated Financial Statements included in this Form 10-K.
21.1		List of Subsidiaries of Stifel Financial Corp., filed herewith.
23.1.		Consent of Independent Registered Public Accounting Firm, filed herewith.
31.1		Rule 13a-14(a) Certification of Chief Executive Officer.
31.2		Rule 13a-14(a) Certification of Chief Financial Officer.
32.1		Section 1350 Certification of Chief Executive Officer.**
32.2		Section 1350 Certification of Chief Financial Officer.**
101.		Interactive Data Files Pursuant to Rule 405 of Regulation S-T: (i) Consolidated Statements of Financial Condition as of December 31, 2012 and 2011; (ii) Consolidated Statements of Operations for the years ended December 31, 2012, 2011, and 2010; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011, and 2010; (iv) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2012, 2011, and 2010; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010; and (vi) Notes to Consolidated Financial Statements.**

* Management contract or compensatory plan or arrangement.

** The certifications attached as Exhibits 32.1 and 32.2 and the interactive data files attached as Exhibit 101 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Stifel Financial Corp. under the Securities Act of 1933, as amended, or the Securities Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 1, 2013.

STIFEL FINANCIAL CORP.

By: /s/ Ronald J. Kruszewski
Ronald J. Kruszewski
Chairman of the Board, President,
Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 1, 2013.

/s/	Ronald J. Kruszewski Ronald J. Kruszewski	Chairman of the Board, President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/	James M. Zemlyak James M. Zemlyak	Senior Vice President, Chief Financial Officer, and Director (Principal Financial and Accounting Officer)
/s/	Bruce A. Beda Bruce A. Beda	Director
/s/	Michael W. Brown Michael W. Brown	Director
/s/	Charles A. Dill Charles A. Dill	Director
/s/	John P. Dubinsky John P. Dubinsky	Director
/s/	Robert E. Grady Robert E. Grady	Director
/s/	Frederick O. Hanser Frederick O. Hanser	Director
/s/	Richard J. Himelfarb Richard J. Himelfarb	Director
/s/	Alton F. Irby III Alton F. Irby III	Director
/s/	Robert E. Lefton Robert E. Lefton	Director
/s/	Thomas B. Michaud Thomas B. Michaud	Director
/s/	Thomas P. Mulroy Thomas P. Mulroy	Director
/s/	Victor J. Nesi Victor J. Nesi	Director
/s/	James M. Oates James M. Oates	Director
/s/	Ben A. Plotkin Ben A. Plotkin	Director
/s/	Thomas W. Weisel Thomas W. Weisel	Chairman of the Board and Director
/s/	Kelvin R. Westbrook Kelvin R. Westbrook	Director
/s/	Michael J. Zimmerman Michael J. Zimmerman	Director

Alabama
Mobile – (251) 344-3600*
Montgomery – (334) 213-1600*

Arizona
Green Valley – (520) 393-1500*
Phoenix – (602) 952-2500*
Phoenix – (602) 794-4000•
Scottsdale – (480) 991-3277*
Tucson – (520) 209-7400*

Arkansas
Little Rock – (501) 821-3680*
Rogers – (479) 271-8350*

California
Auburn – (530) 889-8775*
Bakersfield – (661) 321-7300*
Bonsall – (760) 643-1235*
Carlsbad – (760) 804-3400*
Chico – (530) 891-1133*
Del Mar – (858) 755-1614*
Fort Jones – (530) 468-2408*
Fresno – (559) 437-4060*
Grass Valley – (530) 273-9877*
Irvine – (949) 271-5100*
Lincoln – (916) 409-1300*
Los Angeles – (310) 208-1329*
Los Angeles – (213) 443-5230•
Monterey – (831) 333-0963*
Murrieta – (951) 461-7220*
Newport Beach – (949) 252-1324*
Oroville – (530) 534-8021*
Oxnard – (805) 604-6700*
Palm Desert – (760) 834-6900*
Paradise – (530) 872-5110*
Pasadena – (626) 564-0311*
Paso Robles – (805) 238-3080*
Redding – (530) 244-7199*
Redlands – (909) 307-8478*
Roseville – (916) 626-3322*
San Francisco – (415) 364-2500*•
San Francisco – (415) 445-2300*•
San Jose – (408) 985-6811*
San Juan Capistrano – (949) 234-2340*
San Luis Obispo – (805) 783-2921*
Santa Barbara – (805) 957-1840*
Santa Rosa – (707) 542-3521*
Visalia – (559) 622-1040*
Walnut Creek – (925) 746-6560*
Westlake Village – (805) 496-8150*

Colorado
Colorado Springs – (719) 442-2646*
Denver – (303) 534-1180*
Denver – (303) 296-2300•
Fort Collins – (970) 267-9666*•
Glenwood Springs – (970) 945-5275*
Greeley – (970) 350-7200*
Greenwood Village – (720) 963-7900*
Pueblo – (719) 546-0470*

Connecticut
Avon – (860) 677-2132*
Hamden – (203) 772-7200*
Hartford – (860) 249-2341*
Madison – (203) 245-5908*
New London – (860) 440-3373*

Delaware
Greenville – (302) 351-1450

District of Columbia
Washington – (202) 756-7760•

Florida
Boca Raton – (561) 982-2600*•
Clearwater – (727) 614-4930*
Daytona Beach – (386) 947-6000*
Fort Myers – (239) 985-6540*
Fort Pierce – (772) 672-5125*
Gainesville – (352) 373-2500*
Melbourne – (321) 757-7209*
Naples – (239) 417-6740*
Ocala – (352) 237-2200*
Orlando – (407) 897-7063•
Palm Beach Gardens – (561) 615-5300*
Pensacola – (850) 436-2000*
Ponte Vedra Beach – (904) 543-7120*
Rosemary Beach – (850) 231-0972•
Sarasota – (941) 366-5443*
Stuart – (772) 403-8300*
Tampa – (813) 639-7500•
Vero Beach – (772) 299-4967*

Georgia
Atlanta – (404) 869-3576•
Augusta – (706) 737-0860*
Columbus – (706) 660-3940*
Gainesville – (770) 531-1103*
LaGrange – (706) 845-7888*
Macon – (478) 746-6262*
Savannah – (912) 598-3010*
Valdosta – (229) 293-1125*
Warner Robins – (478) 953-1313*

Hawaii
Honolulu – (808) 521-2601*
Maui – (808) 871-2040*

Idaho
Idaho Falls – (208) 524-6900*
Ketchum – (208) 622-8720*

Illinois
Alton – (618) 463-4697*
Belleville – (618) 233-5685*
Champaign – (217) 359-4686*
Chicago – (312) 726-5900*•
Decatur – (217) 429-4290*
Deer Creek – (847) 438-2740•
Edwardsville – (618) 659-3780*
Geneva – (630) 845-7900*
Jacksonville – (217) 243-8060*
Lake Forest – (847) 615-0677*
Mattoon – (217) 235-0353*
Orland Park – (708) 390-5900*
Quincy – (217) 228-0053*
Rockford – (815) 654-5500*
Springfield – (217) 726-0875*
Waterloo – (618) 939-9400*

Indiana
Anderson – (765) 649-2339*
Crown Point – (219) 756-0100*
Fort Wayne – (260) 459-3989*
Indianapolis – (317) 706-1420*
Indianapolis – (317) 571-4600*
South Bend – (574) 288-3040*

Iowa
Ames – (515) 233-4064*
Atlantic – (712) 243-5500*
Des Moines – (515) 699-8510•
Mason City – (641) 423-2323*
Sioux City – (712) 252-6920*
Storm Lake – (712) 732-2663*
Waterloo – (319) 233-3400*

Kansas
Lawrence – (785) 842-7800*
Manhattan – (785) 776-1066*
Overland Park – (913) 345-4200*•
Topeka – (785) 271-1300*
Wichita – (316) 264-6321*

Kentucky
Danville – (859) 236-1588*
Louisville – (502) 425-1230*
Shelbyville – (502) 633-7170*

Louisiana
New Orleans – (504) 525-7711*•

Maryland
Annapolis – (410) 280-9711•
Baltimore – (410) 659-2300*
Baltimore – (443) 224-1400•
Bel Air – (410) 809-6700*
Bethesda – (301) 841-3776*
Bethesda – (301) 941-2400•
Cumberland – (240) 362-7175*
Frederick – (240) 415-7121*
Hunt Valley – (410) 527-1138*

Massachusetts
Boston – (617) 235-7800*
Boston – (617) 488-4100•
Harwich – (508) 432-2079*
Hyannis – (508) 420-7000*
Longmeadow – (413) 565-8100*
Plymouth – (508) 927-7030*
Wellesley – (781) 239-2800*

Michigan
Ann Arbor – (734) 213-5103*
Fremont – (231) 924-0250*
Grand Haven – (616) 846-3620*
Grand Rapids – (616) 942-1717*
Grosse Pointe Farms – (313) 886-4493*
Okemos – (517) 333-3576*•
Portage – (269) 384-5024*
Port Huron – (810) 989-7950*
Shelby Township – (586) 566-4999*
St. Joseph – (269) 985-4040*
Traverse City – (231) 946-4975*
Traverse City – (231) 995-7000*

Minnesota
Baxter – (218) 825-8523*
Golden Valley – (763) 542-3700*
Mankato – (507) 625-3127*
Minneapolis – (612) 455-5555*•
New Ulm – (507) 354-8589*
Rochester – (507) 292-9760*
Rochester – (507) 288-9622*
St. Cloud – (320) 253-1300*
Virginia – (218) 741-7744*
Walker – (218) 547-3526*
Wayzata – (952) 473-6010*

Mississippi
Gulfport – (228) 863-0881*
Meridian – (601) 693-2755*
Ridgeland – (601) 898-3656*

Missouri
Cape Girardeau – (573) 335-8454*
Chesterfield – (636) 530-6600*
Chillicothe – (660) 646-8565*
Clayton – (314) 862-8800*
Columbia – (573) 874-2199*
Frontenac – (314) 872-8900*
Jefferson City – (573) 635-7997*

Branch Locations

Joplin – (417) 781-6161*
Kansas City – (816) 531-7777*
Kirkwood – (314) 909-0238*
O'Fallon – (636) 695-2650*
Rolla – (573) 364-8930*
Springfield – (417) 886-2855*
St. Joseph – (816) 364-3334*
St. Louis – (314) 342-2000*•

Montana
Billings – (406) 252-2447*
Bozeman – (406) 586-1385*
Great Falls – (406) 761-3500*
Kalispell – (406) 755-9400*

Nebraska
Lincoln – (402) 421-1019*
Omaha – (402) 955-1033*

Nevada
Reno – (775) 786-8500*

New Hampshire
New London – (603) 526-8130*
Portsmouth – (603) 433-1774*

New Jersey
Florham Park – (973) 549-4000*•
Hackensack – (201) 881-7950*
Marlton – (856) 810-4800*
Princeton – (609) 799-1180*
Ramsey – (201) 669-3030*
Roseland – (973) 533-4000*•
Roxbury – (973) 598-8300*
Shrewsbury – (732) 720-2030*

New York
Binghamton – (607) 651-9540*
Garden City – (516) 663-5200*
Goshen – (845) 291-1131*
Goshen – (845) 615-2300*
Hauppauge – (631) 360-5700*
New York – (212) 847-6500*
New York – (212) 742-8923•
New York – (212) 271-3700•
Olean – (716) 372-2839*
Oyster Bay – (516) 624-2700*
Poughkeepsie – (845) 471-8080*
White Plains – (914) 694-8600*

North Carolina
Brevard – (828) 877-5856*
Chapel Hill – (919) 932-3220•
Charlotte – (704) 554-6039*
Fayetteville – (910) 438-0715*
Greenville – (252) 353-2052*
Pinehurst – (910) 246-5352*
Raleigh – (919) 645-5900*
Rocky Mount – (252) 443-2724*
Southport – (910) 454-1500*
Wilmington – (910) 679-2130*

North Dakota
Bismarck – (701) 255-4225*
Dickinson – (701) 225-9101*
Grand Forks – (701) 746-1365*
Jamestown – (701) 251-1152*
Williston – (701) 572-4527*

Ohio
Alliance – (330) 823-7666*
Boardman – (330) 599-5900*
Canfield – (330) 599-5940*
Canfield – (330) 533-7191*
Canton – (330) 454-5390*
Cincinnati – (513) 794-0030*
Cleveland – (216) 623-1170•
Columbus – (614) 463-9360*
Columbus – (614) 227-3792•
Dayton – (937) 847-8214*
Dublin – (614) 789-9354*
Fairlawn – (330) 668-6257*
Granville – (740) 344-2600*
Kent – (330) 678-2151*
Lancaster – (740) 654-5996*
Lima – (419) 227-3331*
Mansfield – (419) 524-4009*
Marion – (740) 386-6911*
Marysville – (937) 644-8686*
Medina – (330) 721-2101*
Pepper Pike – (216) 593-7400*
Salem – (330) 337-9911*
Sandusky – (419) 625-5432*
Steubenville – (740) 264-7254*
Warren – (330) 393-1567*
Westlake – (440) 835-4170*

Oklahoma
Muskogee – (918) 683-3700*
Oklahoma City – (405) 842-0402*
Tulsa – (918) 877-3361*

Oregon
Eugene – (541) 345-6003*
Medford – (541) 770-7350*
Portland – (503) 499-6260*
Portland – (503) 467-2300*
Portland – (503) 944-3240•
Salem – (503) 315-4993*

Pennsylvania
Altoona – (814) 944-2065*
Beaver – (724) 728-0436*
Bethel Park – (412) 854-7500*
Bloomsburg – (570) 380-6140*
Camp Hill – (717) 730-1100*
Center Valley – (610) 782-5400*
Conshohocken – (610) 567-1900*
Easton – (610) 317-4420*
Franklin – (814) 432-3169*
Greensburg – (724) 837-2300*
Johnstown – (814) 269-9211*
Lebanon – (717) 279-3510*
Oil City – (814) 678-6552*
Philadelphia – (267) 256-0777*
Philadelphia – (215) 861-7150•
Pittsburgh – (412) 456-0200*•
Pittsburgh – (412) 250-3400*
Sharon – (724) 346-4175*
St. Marys – (814) 788-5260*
Warren – (814) 726-7067*
Wilkes-Barre – (570) 200-3060*
Yardley – (215) 504-1600*
York – (717) 741-8900*

Rhode Island
Providence – (401) 421-1045*

South Carolina
Anderson – (864) 225-7177*
Bluffton – (843) 706-6150*
Florence – (843) 665-7599*
Hartsville – (843) 383-8401*
Sumter – (803) 469-7070*

South Dakota
Mitchell – (605) 996-8440*

Tennessee
Jackson – (731) 664-4435*
Johnson City – (423) 794-3187*
Memphis – (901) 766-0822*
Nashville – (615) 277-7000*

Texas
Corpus Christi – (361) 693-3060*
Dallas – (214) 706-9450*•
Denton – (940) 382-8645*
Houston – (281) 655-4000*
Houston – (713) 655-1161•
Longview – (903) 753-1020*
San Antonio – (210) 525-8048•
Texarkana – (903) 792-3305*
Wichita Falls – (940) 720-7610*

Vermont
Manchester – (802) 362-4111*
St. Johnsbury – (802) 751-0500*

Virginia
Charlottesville – (434) 974-8300*
Charlottesville – (434) 984-7100*
Lynchburg – (434) 845-1000*
Martinsville – (276) 632-7151*
Radford – (540) 633-5740*
Richmond – (804) 727-6400•
Richmond – (804) 727-6767•

Washington
Bellevue – (425) 637-3600*
Olympia – (360) 918-7900*
Seattle – (206) 654-3900*
Wenatchee – (509) 663-8604*

Wisconsin
Appleton – (920) 991-1415*
Appleton – (920) 735-9511*
Brookfield – (262) 794-1000*•
Eau Claire – (715) 852-1990*
Green Bay – (920) 437-2555*
La Crosse – (608) 785-1727*
Madison – (608) 241-9516*
Mequon – (262) 243-3125*
Milwaukee-Glendale – (414) 276-5014*
Oconomowoc – (262) 560-3800*
Racine – (262) 554-4660*
Rhinelander – (715) 362-1719*
Stevens Point – (715) 343-5688*
Wausau – (715) 848-2911*
West Bend – (262) 338-5889*

Wyoming
Casper – (307) 232-9450*
Sheridan – (307) 672-3434*

Stifel Bank & Trust
St. Louis – (314) 317-6900

Stifel Capital Advisors
New York – (212) 430-6200•

Stifel Nicolaus Canada
Calgary, Alberta – (403) 265-1939•
Toronto, Ontario – (416) 815-0888•

Stifel Nicolaus Europe Limited
London, England – 011-44-207-557-6030•
London, England – 011-44-203-205-3601•
Madrid, Spain – 011-34-91-458-5500•
Geneva, Switzerland – 011-41-22-994-0606•

*Private Client Group Office
• Institutional Group Office

Annual Meeting

The 2013 annual meeting of stockholders will be held at Stifel's headquarters, One Financial Plaza, 501 North Broadway, 2nd Floor, St. Louis, Missouri, on Wednesday, June 12, 2013, at 11:00 a.m.

Transfer Agent

The transfer agent and registrar for Stifel Financial Corp. is Computershare Trust Company, n.a., Canton, Massachusetts.

Stock Listings

The common stock of Stifel Financial Corp. is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol "SF." The high/low sales prices for Stifel Financial Corp. common stock for each full quarterly period for the calendar years are as follows:

	Sales Price			
	2012		*2011*	
	High	*Low*	*High*	*Low*
First Quarter	$ 39.84	$ 32.02	$ 49.94	$ 40.68
Second Quarter	38.65	29.33	48.91	34.97
Third Quarter	36.44	28.10	40.44	23.09
Fourth Quarter	35.18	28.80	34.50	23.72

Reconciliation of GAAP Net Income to Core Earnings

A reconciliation of GAAP Net Income to Core Earnings and GAAP Net Income Per Diluted Share, the most directly comparable measure under GAAP, to Core Earnings Per Diluted Share is included in the table below.

(in thousands, except per share amounts)	2008	2009	2010	2011	2012
GAAP Net Income	$55,502	$75,798	$ 1,907	$ 84,134	$ 138,573
Acquisition-related revenues, net of tax	3	—	1,261	69	—
Acquisition-related charges, net of tax					
Compensation	15,538	—	110,314	1,064	—
Other non-compensation charges	337	—	11,278	28,295	—
Core Earnings	$71,380	$75,798	$ 124,760	$113,562	$ 138,573
Earnings Per Share:					
GAAP Earnings Per Diluted Share	$ 1.32	$ 1.56	$ 0.03	$ 1.33	$ 2.20
Acquisition-related charges	0.37	—	2.13	0.47	—
Core Earnings Per Diluted Share	$ 1.69	$ 1.56	$ 2.16	$ 1.80	$ 2.20

All stock price and per share amounts presented above reflect the three-for-two stock splits distributed in April 2011.

Investment Services Since 1890

Stifel Financial Corp. | www.stifel.com
One Financial Plaza | 501 North Broadway | St. Louis, Missouri 63102